
13001436

Received SEC

MAY 20 2013

Washington, DC 20549

OXFORD

2012 Annual Report



Tommy Bahama®



Lilly Pulitzer®


THE SHIRT BAR

Our Businesses

Tommy Bahama

Lilly Pulitzer

Lanier Clothes

Ben Sherman

Oxford Golf



THOMAS C. CHUBB III
Chief Executive Officer and President

To Our Shareholders

2012 was a very good year for Oxford. We remained steadfastly focused on our fundamental objective of increasing long-term shareholder value by delivering sustained growth in the earning power of the enterprise. Our strategy for delivering this growth is simply stated: We develop and market compelling lifestyle brands that evoke a strong, emotional response from consumers. The emotional connections made by brands such as Tommy Bahama® and Lilly Pulitzer® foster tremendous consumer loyalty and ultimately growth.

During fiscal 2012 we grew consolidated net sales to $855.5 million – up 13% from the prior year – on the strength of outstanding performance at Tommy Bahama and Lilly Pulitzer. Together these two brands comprise more than 75% of our business. On an adjusted basis, earnings per share increased to $2.61 for the 2012 fiscal year, up $0.20 over the previous year. On a GAAP basis, earnings per share increased to $1.89 from $1.77 in the prior year.

Here's a key takeaway on fiscal 2012: We grew earnings nicely while making significant investments at Tommy Bahama and Lilly Pulitzer. These investments, which include capital expenditures, as well as targeted increases in operating expenses, have helped us create infrastructure needed for future growth. Even with the substantial investments at Tommy Bahama and Lilly Pulitzer and the worse-than-expected difficulties at Ben Sherman, we increased our adjusted operating earnings to $79.3 million, up from $76.8 million in the prior year. Cash flow from operations for fiscal 2012 increased impressively to $67.5 million, up 51% from fiscal 2011.

Looking forward, we are well positioned to continue to execute on opportunities for long-term growth. We expect to open approximately 16 new Tommy Bahama stores around the world during fiscal 2013. Locations include two stores that opened in April in the key Tokyo market, one on the Magnificent Mile in Chicago that opened in early May and another in Sydney, opening soon. We expect to open at least four new Lilly Pulitzer stores during fiscal 2013. In both brands, we are also investing to support the ongoing growth of e-commerce and continuing efforts to develop a seamless omni-channel consumer experience. We believe investing in the growth of the Tommy Bahama and Lilly Pulitzer businesses will help drive the expansion in earnings that will increase long-term shareholder value.

A solid balance sheet has long been an Oxford hallmark and that continues today. During 2012 we amended and restated our revolving credit facility and redeemed our remaining outstanding senior secured notes. These two actions resulted in significantly lower interest expense for 2012 than we incurred in 2011, and we are projecting further interest expense reductions for 2013. Our balance sheet is in excellent shape to support our growth objectives.

Tommy Bahama: Driving Growth While Building a Global Brand

Tommy Bahama, our largest operating group, delivered a strong performance in 2012. Tommy Bahama sales crossed the $500 million mark for the first time, ending the year at $529 million – a 17% increase over the prior



■ Oxford-owned Brands 88% ■ Licensed Brands 8% ■ Private Label 4%

Branded vs. Private Label Sales

year. Tommy Bahama also achieved several other important financial and operational milestones during the year: operating more than 100 domestic stores, generating more than $100 million in women's sales and rolling out company-owned retail stores in the Asia Pacific market.

Multiple opportunities exist to drive continued growth at Tommy Bahama. The first is domestic store expansion. In 2012 we opened a restaurant and retail "island" on Fifth Avenue in New York City, one of 12 stores launched during the year, which brought our domestic total to 105 units by year-end. During fiscal 2013, we plan to open another 12 stores in the U.S., including a high-traffic location on Chicago's Michigan Avenue. While we expect these high-profile locations to be commercially successful, they also serve an important marketing function. By presenting our brand in our own stores to customers who were not previously familiar with it, we are able to tell the brand story our way and begin to build connections with new consumers. We believe that many of these new initiates will become brand loyalists and help drive future expansion.

Although Tommy Bahama's island-inspired appeal has traditionally been strongest in areas that are sunny and warm, we also have had great success in markets such as Chicago, Denver, Kansas City and Minneapolis. We see few geographic limits on the brand, and our continued domestic store growth will be targeted to reach the right demographics wherever we identify those customers.

International expansion represents another major growth opportunity for Tommy Bahama. During 2012, we opened four new stores ourselves internationally and acquired five existing stores with the acquisition of our Australian distributor's business. In May 2013, we acquired nine additional international stores with the acquisition of our Canadian distributor's business. Although we are still early in the process of developing our global presence, we are learning about consumers in each distinct market through interactions in our new stores in exciting locations such as Hong Kong and the Ginza district of Tokyo. We are synthesizing these learnings rapidly and will use them to shape our future international growth plans.

Another big growth opportunity is Tommy Bahama's women's merchandise, which now represents 28% of its total direct to consumer business. During fiscal 2012 our sportswear, swimwear and accessories offerings resonated with our female guests, with women's sales growing at an even faster pace than men's. A key objective is to continue the momentum we have in the women's portion of the Tommy Bahama business.

E-commerce, which now represents more than 10% of total sales at Tommy Bahama, continues to be an opportunity for growth. As we build out the capabilities to provide a seamless omni-channel consumer experience, we also are gleaning crucial insights into customer preferences – data that helps us better frame our merchandise offering and target our marketing efforts.

2012 was a year of incredible achievement for the Tommy Bahama team. They worked tirelessly to reach many important milestones. Most importantly, they set the stage for continued growth in 2013 and beyond.

Lilly Pulitzer: Timeless Appeal – Now More Than Ever

With sales in fiscal 2012 growing to $123 million, Lilly Pulitzer posted its second consecutive year of 30% sales growth. This remarkable achievement underscores the strong appeal of this lifestyle brand and the wide avenue



■ Direct to Consumer 54% *(includes retail and e-commerce)* ■ Wholesale 46%

Sales by Distribution

for growth it enjoys. This strong topline performance was coupled with rapid expansion of the operating group's adjusted operating margins that approached 22% during the year.

Direct to consumer represents more than half of Lilly Pulitzer's revenues, with e-commerce constituting more than 20% of sales. Lilly has a database of more than 750,000 customer e-mail addresses, a lively and robust social media component and, clearly, more runway for growth in e-commerce. We are investing in the people, systems and infrastructure needed to support that growth as well as the development of a seamless omni-channel consumer experience.

Along with "clicks," "bricks" remain an important part of the strategy. In fiscal 2012, we opened four new Lilly Pulitzer stores – the first new units for this business since we acquired it in 2010. All of the new Lilly stores are delivering excellent financial results. In addition, as with Tommy Bahama, these stores and the e-commerce website perform an important marketing function. By providing us a forum to tell our brand story on our own terms, they allow us to establish the emotional connections with consumers that build brand loyalty. We believe this loyalty is an important part of driving long-term growth. During 2013, we plan to open at least four more Lilly stores.

Future growth at Lilly will also be achieved through a careful expansion of the product categories that the brand covers. Lilly's largest product category historically has been dresses. In 2012, the strength in dresses was augmented by good growth in sportswear, supported by a number of strong key items. Going forward, Lilly Pulitzer will continue to carefully select targeted items to expand the breadth of its product offering and support a stronger, wider assortment of product.

Two years of strong growth makes it important that we continue to invest to support Lilly's growth opportunities. We are particularly focused on adding depth to our talent pool in key areas such as retail, e-commerce, marketing, design, and information systems and technology. Even as we make these investments to build for growth, we expect Lilly to continue to deliver strong operating margins in 2013.

On a more personal note, it was with great sadness that we learned on April 7, 2013, of the death of Lilly Pulitzer Rousseau. Lilly's bright and happy outlook on life is the essence of the brand that bears her name. Oxford is proud to be part of her legacy through our ongoing stewardship of the Lilly Pulitzer brand.

The Lilly Pulitzer team has delivered exceptional results since we acquired the business in late 2010 and has been a large part of Oxford's success over the last two years.

Lanier Clothes: Targeting Profitable Opportunities

In fiscal 2012, Lanier Clothes achieved a solid operating margin of just over 10% on sales of $107 million. Lanier Clothes designs and markets branded and private label tailored clothing under a variety of labels at a wide range of price points. Lanier is fundamentally a wholesaler serving a customer base ranging from off-price retailers to iconic luxury stores such as Saks Fifth Avenue. Lanier's objective is to create programs for its wholesale customers that generate high rates of sell-through on their retail selling floor. When Lanier Clothes achieves this objective, it generally flourishes.

Although tailored clothing is not a high-growth category, we see select opportunities to profitably grow the business going forward. These include growth in our trouser business, expansion into new channels of distribution and more tailored

Financial Highlights

OXFORD INDUSTRIES, INC.

(In thousands, except per share data)	Fiscal 2012	Fiscal 2011
Net sales	$ 855,542	$ 758,913
Gross profit, as adjusted	$ 473,600	$ 419,737
Operating income, as adjusted	$ 79,299	$ 76,820
Earnings from continuing operations, as adjusted	$ 43,291	$ 39,763
Diluted earnings from continuing operations per share, as adjusted	$ 2.61	$ 2.41

For reference, tables reconciling certain GAAP to adjusted measures begin on page 145 of this Annual Report.

clothing offerings at higher price points. If Lanier Clothes can develop programs that achieve strong sell-through within these areas, growth opportunities are likely to follow.

Our investment in Lanier Clothes consists primarily of working capital. The capital expenditures required to support growth in this business are minimal. The cash return on cash invested in this business is excellent.

The team at Lanier Clothes continues to exemplify operating discipline and outstanding execution in all aspects of their business.

Ben Sherman: Prudent Steps Toward a More Stable Future

Fiscal 2012 was a very poor year for Ben Sherman. Sales fell 10% to $82 million, while operating losses increased to $10.9 million. The substandard results were largely due to poor execution of its strategy. With 69% of the business outside the U.S., primarily in the U.K. and Europe, Ben Sherman's performance was also negatively impacted by difficult consumer market conditions. We are very focused on putting this business on firmer footing in fiscal 2013 and, to this end, are executing initiatives in these key areas: expense reduction, distribution control via exiting unprofitable customer relationships, improving the performance of our e-commerce website and our retail stores, and strengthening our management team.

To advance the last objective, in April 2013 we appointed a new chief executive officer to lead Ben Sherman — a proven performer with extensive product, sales and marketing experience with the brand. In addition, we promoted the group's former finance director to the role of chief operating officer. We were pleased to tap our internal resources and elevate two capable leaders to these important roles. Taken together, we think these initiatives will position us to achieve meaningful improvements in Ben Sherman's operating results in fiscal 2013.

The Right Strategy and Team to Extend Our Growth Story

This is an exciting time for Oxford. Three quarters of our business is comprised of Tommy Bahama and Lilly Pulitzer, two powerful brands that are winning in the marketplace. We are also effectively executing a strategy to invest in and build the platform for continued growth both domestically and in markets around the world. Capitalizing on those growth opportunities is the key to increasing shareholder value going forward.

In 2012, I was honored and humbled when your Board of Directors chose me to serve as chief executive officer. In this role I follow in the footsteps of Hicks Lanier, a remarkable leader whose strategic vision and contributions during his decades of service to this Company are truly immeasurable. In my 24-year career at Oxford I have never been more excited by the energy and passion of our talented colleagues across every business and discipline. These teams are focused every day on initiatives that will continue to strengthen this great company and build even greater success in the years ahead. I am grateful to them for their contributions, to Hicks and the rest of the Board for their guidance and support, and to all our shareholders for your continued support.

Sincerely,



Thomas C. Chubb III
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-4365

OXFORD INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Georgia	**58-0831862**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(404) 659-2424

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 27, 2012, which is the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the registrant (based upon the closing price for the common stock on the New York Stock Exchange on that date) was $623,997,796. For purposes of this calculation only, shares of voting stock directly and indirectly attributable to executive officers, directors and holders of 10% or more of the registrant's voting stock (based on Schedule 13G filings made as of or prior to July 27, 2012) are excluded. This determination of affiliate status and the calculation of the shares held by any such person are not necessarily conclusive determinations for other purposes.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Title of Each Class	Number of Shares Outstanding as of March 29, 2013
Common Stock, $1 par value	16,595,565

Documents Incorporated by Reference

Portions of our proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Annual Meeting of Shareholders of Oxford Industries, Inc. to be held on June 19, 2013 are incorporated by reference in Part III of this Form 10-K.

Table of Contents

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Our SEC filings and public announcements may include forward-looking statements about future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. We intend for all forward-looking statements contained herein, in our press releases or on our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Important assumptions relating to these forward-looking statements include, among others, assumptions regarding the impact of economic conditions on consumer demand and spending, particularly in light of general economic uncertainty that continues to prevail, demand for our products, timing of shipments requested by our wholesale customers, expected pricing levels, competitive conditions, retention of and disciplined execution by key management, the timing and cost of store openings and of planned capital expenditures, costs of products as well as the raw materials used in those products, costs of labor, acquisition and disposition activities, expected outcomes of pending or potential litigation and regulatory actions, access to capital and/or credit markets and the impact of foreign losses on our effective tax rate. Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees of performance. Although we believe that the expectations reflected in such forward-looking statements are reasonable, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties, or other risks or uncertainties not currently known to us or that we currently deem to be immaterial, materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors relating to these risks and uncertainties include, but are not limited to, those described in Part I, Item 1A. Risk Factors and elsewhere in this report and those described from time to time in our future reports filed with the SEC. We caution that one should not place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DEFINITIONS

As used in this report, unless the context requires otherwise, "our," "us" or "we" means Oxford Industries, Inc. and its consolidated subsidiaries; "SG&A" means selling, general and administrative expenses; "SEC" means U.S. Securities and Exchange Commission; "FASB" means Financial Accounting Standards Board; "ASC" means the FASB Accounting Standards Codification; and

"GAAP" means generally accepted accounting principles in the United States. Additionally, the terms listed below reflect the respective period noted:

Fiscal 2014	52 weeks ending January 31, 2015
Fiscal 2013	52 weeks ending February 1, 2014
Fiscal 2012	53 weeks ended February 2, 2013
Fiscal 2011	52 weeks ended January 28, 2012
Fiscal 2010	52 weeks ended January 29, 2011
Fiscal 2009	52 weeks ended January 30, 2010
Fiscal 2008	52 weeks ended January 31, 2009
Fourth quarter fiscal 2012	14 weeks ended February 2, 2013
Third quarter fiscal 2012	13 weeks ended October 27, 2012
Second quarter fiscal 2012	13 weeks ended July 28, 2012
First quarter fiscal 2012	13 weeks ended April 28, 2012
Fourth quarter fiscal 2011	13 weeks ended January 28, 2012
Third quarter fiscal 2011	13 weeks ended October 29, 2011
Second quarter fiscal 2011	13 weeks ended July 30, 2011
First quarter fiscal 2011	13 weeks ended April 30, 2011

PART I

Item 1. *Business*

BUSINESS AND PRODUCTS

Overview

We are a global apparel company that designs, sources, markets and distributes products bearing the trademarks of our company-owned lifestyle brands, as well as certain licensed and private label apparel products. Our portfolio of brands includes Tommy Bahama®, Lilly Pulitzer® and Ben Sherman®. We distribute our company-owned lifestyle branded products through our direct to consumer channel, consisting of owned retail stores and e-commerce sites, and our wholesale distribution channel, which includes better department stores and specialty stores. During fiscal 2012, 88% of our net sales were from products bearing brands that we own, and 54% of our net sales were sales of our products through our direct to consumer channels of distribution, which includes our 151 owned retail stores, our e-commerce websites and our 14 Tommy Bahama restaurants. In fiscal 2012, more than 90% of our consolidated net sales were to customers located in the United States, with the remainder primarily being sales of our Ben Sherman products in the United Kingdom and Europe.

Our business strategy is to develop and market compelling lifestyle brands and products that are "fashion right" and evoke a strong emotional response from our target consumers. We strive to exploit the potential of our existing brands and products domestically and internationally and, as suitable opportunities arise, we may acquire additional lifestyle brands that we believe fit within our business model. We consider "lifestyle" brands to be those brands that have a clearly defined and targeted point of view inspired by an appealing lifestyle or attitude, such as the Tommy Bahama, Lilly Pulitzer and Ben Sherman brands. We believe that lifestyle branded products that create an emotional connection with our target customers can command greater loyalty and higher price points at retail, resulting in higher earnings. We also believe a successful lifestyle brand opens up greater opportunities for direct to consumer operations as well as licensing opportunities in product categories beyond our core business.

Our direct to consumer operations provide us with the opportunity to interact directly with our customers and to present to them the full line of our current season products. We believe that presenting our products in a setting specifically designed to showcase the lifestyle on which the brands are based enhances the image of our brands. We believe that our owned retail stores provide high visibility for our brands and products, and allow us to stay close to the preferences of our consumers, while also providing a platform for long-term sustainable growth for the brands without jeopardizing the image of the brands. Additionally, our e-commerce websites for our lifestyle brands provide the opportunity to increase revenues by reaching a larger population of consumers and at the same time allow our brands to provide a broader range of our products. We anticipate further investments in Tommy Bahama and Lilly Pulitzer to increase the retail store footprint and number of retail stores of each of the brands and to further enhance each brand's e-commerce operations.

As of February 2, 2013, we operated 113 Tommy Bahama, 19 Lilly Pulitzer and 19 Ben Sherman retail locations, including outlet locations for Tommy Bahama and Ben Sherman. For Tommy Bahama and Ben Sherman, our outlet stores play an important role in overall inventory management by allowing us to sell discontinued and out-of-season products at better prices than are otherwise available from outside parties. Periodically, our e-commerce sites are also used as an efficient, brand appropriate manner of moving end of season product through flash clearance sales.

In addition to our direct to consumer operations, we distribute our owned and licensed branded products through several wholesale distribution channels, including better department stores, specialty stores, national chains, specialty catalogs, mass merchants and Internet retailers. We believe it is imperative that we maintain the integrity of our lifestyle brands by ensuring that the branded products are sold to wholesale customers that will enhance the image of our brands. Because our intent is that our Tommy Bahama, Lilly Pulitzer and Ben Sherman products in our owned full-price retail stores are typically sold at full price with limited sales or promotions, we target wholesale customers that typically follow this same approach in their stores. Our 10 largest customers represented 26% of our consolidated net sales for fiscal 2012, with no individual customer representing more than 10% of our consolidated net sales.

Within our Lanier Clothes operating group we hold licenses to produce and sell certain categories of apparel products under certain brands, sell certain private label products and sell products bearing brands that we own. During fiscal 2012, sales of products from licensed brands accounted for 8% of our consolidated net sales, while sales of private label products represented 4% of our consolidated net sales.

We operate in highly competitive domestic and international markets in which numerous U.S.-based and foreign apparel firms compete. No single apparel firm, or small group of apparel firms, dominates the apparel industry and our direct competitors vary by operating group and distribution channel. We believe that the principal competitive factors in the apparel industry are the reputation, value and image of brand names; design; consumer preference; price; quality; marketing; and customer service. We believe that our ability to compete successfully in styling and marketing is directly related to our proficiency in foreseeing changes and trends in fashion and consumer preference, and presenting appealing products for consumers. In some instances, a retailer that is our customer may compete directly with us by offering certain of their own competing products, some of which may be sourced directly by our customer, in their own retail stores. Additionally, the apparel industry is cyclical and dependent upon the overall level of discretionary consumer spending, which changes as regional, domestic and international economic conditions change. Often, negative economic conditions have a longer and more severe impact on the apparel and retail industry than the conditions have on other industries.

We believe the global economic conditions and resulting economic uncertainty that has prevailed in recent years continue to impact each of our operating groups, and the apparel industry as a whole. Although some signs of economic improvements exist in the United States, unemployment levels remain high, the retail environment remains very promotional and economic uncertainty remains. Further, the economies of the United Kingdom and Europe, which are important to our Ben Sherman operating group, continue to struggle more than the economy in the United States. Additionally, fiscal 2011 and fiscal 2012 were impacted by pricing pressures on raw materials, fuel, transportation, labor and other costs necessary for the production and sourcing of apparel products.

Important factors relating to certain risks, many of which are beyond our ability to control or predict, which could impact our business include, but are not limited to, competition, economic factors and others as described in Part I, Item 1A. Risk Factors of this report.

Investments and Opportunities

We believe that our Tommy Bahama and Lilly Pulitzer operating groups have significant opportunities for long-term growth in their direct to consumer businesses through expansion of our retail store operations as we add additional locations and with increases in same store sales, with e-commerce likely to grow at a faster rate than retail store operations. We also believe that these lifestyle brands provide an opportunity for moderate sales increases in their wholesale businesses in the long-term primarily from our current customers adding to their existing door count and our selective addition of new wholesale customers.

We believe that in order to take advantage of opportunities for long-term growth, we must continue to invest in our Tommy Bahama and Lilly Pulitzer lifestyle brands. Our fiscal 2012 investments included the continued development of an international Tommy Bahama infrastructure and related retail store openings in Asia; a Tommy Bahama retail store and restaurant, which we refer to as an "island location," in New York City which opened in the fourth quarter of fiscal 2012, as well as other domestic Tommy Bahama retail store openings during the year; the acquisition of the Australian Tommy Bahama business from our former licensee; and the opening of four new Lilly Pulitzer full-price retail locations. While we believe that these fiscal 2012 investments will generate long-term benefits, they negatively impacted our operating results in fiscal 2012 as we expected. Further, we anticipate that the negative impact of the continued development of an international infrastructure and related store openings in Asia for Tommy Bahama will have a negative impact on our operating results in fiscal 2013 and beyond until we have sufficient sales in our Tommy Bahama Asian operations to offset the ongoing infrastructure costs.

We believe that the tailored clothing environment will continue to be very challenging, with competition and costing pressures negatively impacting operating income for Lanier Clothes in the near term. The Ben Sherman lifestyle brand currently faces challenges due to the ongoing elevation of the distribution of the brand, the sluggish economic conditions in the United Kingdom and Europe and missteps in the merchandise mix in our own retail stores in the second half of fiscal 2012. We anticipate that the operating loss for Ben Sherman in fiscal 2013 should be less than the operating loss in fiscal 2012 due to actions taken to address the merchandise mix and additional actions to reduce the infrastructure and operating costs of Ben Sherman late in fiscal 2012 and early in fiscal 2013. We believe that in the long-term Ben Sherman will have opportunities to improve its operating results if the elevation of the brand is successful and the economic conditions in the United Kingdom and Europe improve.

We continue to believe that it is important to maintain a strong balance sheet and ample liquidity. We believe that our positive cash flow from operations coupled with the strength of our balance sheet and liquidity will provide us ample resources to fund future investments in our lifestyle brands. In the future, we may add additional lifestyle brands to our portfolio, if we identify appropriate targets which meet our investment criteria; however, we believe that we have significant opportunities to appropriately deploy our capital and resources in our existing lifestyle brands.

Background and Transformation

Originally founded in 1942, we have undergone a significant transformation as we migrated from our historical domestic private label manufacturing roots. Over the years we transitioned first to an international apparel design and sourcing company and ultimately to a company with a focus on owning, managing, designing, sourcing, marketing and distributing apparel products bearing prominent trademarks owned by us. Significant milestones in the last 10 years include the acquisition of our Tommy Bahama, Lilly Pulitzer and Ben Sherman lifestyle brands, as well as the divestiture of certain of our private label and licensed brand operations, including our former Womenswear and Oxford Apparel operating groups. These acquisitions and divestitures have resulted in a dramatic change in our sales mix from fiscal 2002, when less than 5% of our sales were from products bearing brands that we owned or from direct to consumer sales.

Our strategy of emphasizing company-owned lifestyle branded apparel products, including those with direct to consumer opportunities, was driven in part by the consolidation in the retail industry and the concentration of apparel manufacturing in a relatively limited number of offshore markets. We believe that these two factors, as well as an increasingly promotional retail environment, will continue to make the branded apparel and direct to consumer business models more appealing than a business focused on wholesale sales of private label apparel.

Operating Groups

Our business is primarily operated through four operating groups: Tommy Bahama, Lilly Pulitzer, Lanier Clothes and Ben Sherman, each of which is described below. We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operating group structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across the brand's direct to consumer, wholesale and licensing operations. The table below presents net sales and operating information about our operating groups (in thousands).

	Fiscal 2012	Fiscal 2011
Net Sales		
Tommy Bahama	$528,639	$452,156
Lilly Pulitzer	122,592	94,495
Lanier Clothes	107,272	108,771
Ben Sherman	81,922	91,435
Corporate and Other(1)	15,117	12,056
Total	$855,542	$758,913
Operating Income(Loss)		
Tommy Bahama	$ 69,454	$ 64,171
Lilly Pulitzer(2)	20,267	14,278
Lanier Clothes	10,840	12,862
Ben Sherman	(10,898)	(2,535)
Corporate and Other(1)(3)	(20,692)	(19,969)
Total	$ 68,971	$ 68,807

(1) Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, LIFO inventory accounting adjustments and other costs that are not allocated to our operating groups. Corporate and Other also includes the operations of our Oxford Golf business and our Lyons, Georgia distribution center.

(2) Lilly Pulitzer's operating results were negatively impacted by $6.3 million and $2.4 million in fiscal 2012 and fiscal 2011, respectively, of changes in the fair value of contingent consideration associated with the Lilly Pulitzer acquisition. Lilly Pulitzer's operating results in fiscal 2011 were also negatively impacted by $1.0 million of charges included in cost of goods sold associated with the write-up of inventory from cost to fair value in fiscal 2011.

(3) The fiscal 2012 operating loss for Corporate and Other included $4.0 million of LIFO accounting charges. The fiscal 2011 operating loss for Corporate and Other included $5.8 million of LIFO accounting charges, which were partially offset by a $1.2 million life insurance death benefit gain.

The table below presents the total assets of each of our operating groups (in thousands).

	February 2, 2013	January 28, 2012
Assets		
Tommy Bahama	$359,462	$306,772
Lilly Pulitzer	90,873	82,417
Lanier Clothes	28,455	30,755
Ben Sherman	74,055	78,040
Corporate and Other	3,225	11,223
Total	$556,070	$509,207

Total assets for Corporate and Other include a LIFO reserve of $56.4 million and $52.4 million as of February 2, 2013 and January 28, 2012, respectively. For more details on each of our operating groups, see Note 10 of our consolidated financial statements and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, both included in this report. For financial information by geographic areas, see Note 10 of our consolidated financial statements, included in this report.

Tommy Bahama

Tommy Bahama designs, sources, markets and distributes men's and women's sportswear and related products. The target consumers of Tommy Bahama are primarily affluent men and women age 35 and older who embrace a relaxed and casual approach to daily living. Tommy Bahama products can be found in our owned Tommy Bahama stores within and outside the United States and on our Tommy Bahama e-commerce website, tommybahama.com, as well as in better department stores and independent specialty stores throughout the United States and licensed Tommy Bahama stores in Canada and the United Arab Emirates. We also operate Tommy Bahama restaurants and license the Tommy Bahama name for various product categories. During fiscal 2012, 99% of Tommy Bahama's sales were to customers within the United States, with the remaining sales primarily being in Australia and Asia.

We believe that in order to take advantage of opportunities for long-term growth, we must continue to invest in the Tommy Bahama brand. Fiscal 2012 was a year of significant investment for Tommy Bahama, which negatively impacted operating income. Our investments in fiscal 2012 included (1) costs associated with operating an international infrastructure but not yet having sufficient product sales in these geographic areas to offset the cost, (2) significant pre-opening expenses, including rent, and set-up costs associated with our New York City restaurant-retail location, which opened in the fourth quarter of fiscal 2012 and is larger and more expensive, both for rental amounts and initial store build-out, than our typical locations, and (3) the pre-opening and set-up costs associated with our other domestic and international store openings. In addition to these expenses that impacted operating income, we also incurred significant capital expenditures in fiscal 2012 related to new store openings, including the capital expenditures at our New York City Tommy Bahama location.

Similarly, we anticipate that fiscal 2013 will also be a significant investment year for the Tommy Bahama brand as we continue to dedicate resources to our international expansion. In fiscal 2013, we anticipate that we will incur an operating loss in our international operations as we will not have sufficient sales to offset the ongoing infrastructure costs in place. Additionally, we will continue to open additional Tommy Bahama domestic and international stores in fiscal 2013, including two retail stores in Japan, resulting in our incurring certain pre-opening expenses that will negatively impact our operating income in fiscal 2013. While we believe that our investments will provide long-term benefits, we believe that these investments will have a negative impact in future years until we have sufficient sales in our Tommy Bahama Asian operations to offset the ongoing infrastructure costs. Further, we will also incur capital expenditures in fiscal 2013 related to new store openings, but we do not anticipate that the amount of capital expenditures will be as significant as the levels in fiscal 2012.

We believe that the attraction of the Tommy Bahama brand to our consumers is a reflection of our efforts to ensure that we maintain appropriate quality and design of our apparel and licensed products, while also restricting the distribution of Tommy Bahama products to a select tier of retailers. We will continue to work diligently to maintain these critical qualities of the brand. We believe that the retail sales value of all Tommy Bahama branded products sold during fiscal 2012, including our estimate of retail sales by our wholesale customers and other third party retailers, was approximately $950 million.

Design, Sourcing and Distribution

Tommy Bahama products are designed by product specific teams who focus on the target consumer. The design process includes feedback from buyers, consumers and sales agents, along with market trend research. Our Tommy Bahama apparel products generally incorporate fabrics made of cotton, silk, linen, nylon, leather, tencel or blends of two or more of these fiber types.

We operate a buying office located in Hong Kong to manage the production and sourcing of substantially all of our Tommy Bahama products. During fiscal 2012, we utilized approximately 185 suppliers, which are primarily located in China, to manufacture our Tommy Bahama products. The largest 10 suppliers of Tommy Bahama products provided 53% of the products acquired during fiscal 2012.

We operate a Tommy Bahama distribution center in Auburn, Washington. Activities at the distribution center include receiving finished goods from suppliers, inspecting the products and shipping the products to our Tommy Bahama stores, our wholesale customers and our e-commerce customers. We seek to maintain sufficient levels of Tommy Bahama inventory at the distribution center to support our direct to consumer operations, as well as pre-booked orders and anticipated sales volume of our wholesale customers. We utilize third party distribution centers for our Asian and Australian operations.

Direct to Consumer Operations

A key component of our Tommy Bahama growth strategy is to operate our own stores and e-commerce website, which we believe permits us to develop and build brand awareness by presenting our products in a setting specifically designed to showcase the aspirational lifestyle on which the products are based. Our Tommy Bahama direct to consumer channels, which consist of retail store, e-commerce and restaurant operations, in the aggregate, represented 69% of Tommy Bahama's net sales in fiscal 2012. We expect the percentage of our Tommy Bahama sales which are direct to consumer sales will increase slightly in future years as we anticipate that the direct to consumer distribution channel will continue to grow at a faster pace than the wholesale distribution channel. Store, e-commerce and restaurant net sales accounted for 48%, 11% and 10%, respectively, of Tommy Bahama's net sales in fiscal 2012. During fiscal 2012, 67% and 28% of our full-price retail store sales were sales of Tommy Bahama men's and women's apparel products, respectively, with the remainder of the full-price retail store sales being home products and other accessories.

For Tommy Bahama's full-price retail stores and restaurant-retail locations operating for the full fiscal 2012 year, sales per gross square foot, excluding restaurant sales and restaurant space, were approximately $705 during the 53-week fiscal 2012, compared to $645 for stores operating for the entire 52-week fiscal 2011 year. This per square foot sales information excludes the sales and square feet of our outlet stores, which in fiscal 2012 generated approximately $440 per square foot for outlets open for the entire 53-week 2012 fiscal year. For relocated stores, for which the square feet changed during the year, we included, for the purposes of the calculation above, the square feet of the relocated store based on the weighted average month-end square feet for the relocated store.

Our direct to consumer strategy for the Tommy Bahama brand includes locating and operating full-price retail stores in upscale malls, lifestyle shopping centers, resort destinations and brand appropriate street locations. Generally, we seek malls and shopping areas with high-profile or luxury consumer brands for our full-price retail stores. Our full-price retail stores allow us the opportunity to carry a full line of current season merchandise, including apparel, home products and accessories, all presented in an aspirational, island-inspired atmosphere designed to be relaxed, comfortable and unique. We believe that the Tommy Bahama retail stores provide high visibility for the brand and products, and allow us to stay close to the preferences of our consumers. Further, we believe that our presentation of products and our strategy to operate the retail stores as full-price stores with limited in-store promotional activities are good for the Tommy Bahama brand and, in turn, enhance business with our wholesale customers.

Our Tommy Bahama outlet stores, which generated 9% of our total Tommy Bahama net sales in fiscal 2012, are generally located in upscale outlet shopping centers and serve an important role in overall inventory management by allowing us to sell discontinued and out-of-season products at better prices than are otherwise available from outside parties. We believe that this approach helps us protect the integrity of the Tommy Bahama brand by allowing our full-price retail stores to limit promotional activity and controlling the distribution of discontinued and out-of-season product.

As of February 2, 2013 we operated 14 restaurants, generally adjacent to a Tommy Bahama full-price retail store location, which together we often refer to as islands. These restaurant-retail locations provide us with the opportunity to immerse customers in the ultimate Tommy Bahama experience. We do not anticipate that many of our retail locations will have an adjacent restaurant; however, in select high-profile, brand appropriate locations, such as Naples, Florida and New York City, we have determined that an adjacent restaurant can further enhance the image of the brand. Generally, net sales per square foot in our full-price retail stores which are adjacent to a restaurant outpace the net sales per square foot of our typical full-price retail store, as we believe that the restaurant experience may entice the customer to purchase additional Tommy Bahama merchandise.

As of February 2, 2013, the total square feet of space utilized for our Tommy Bahama full-price retail store and outlet store operations was 0.5 million with another 0.1 million of total square feet utilized in our Tommy Bahama restaurant operations. The table below provides certain information regarding Tommy Bahama retail stores operated by us as of February 2, 2013.

	Full-Price Retail Stores	Outlet Stores	Restaurant-Retail Locations	Total
California	15	4	3	22
Florida	14	2	4	20
Texas	5	3	1	9
Hawaii	4	1	2	7
Nevada	3	1	1	5
New York	1	2	1	4
Virginia	2	2	—	4
Other states	24	8	2	34
Total domestic	68	23	14	105
Australia	4	1	—	5
Other international	3	—	—	3
Total	75	24	14	113
Average square feet per store(1)	3,500	5,200	11,800	
Total square feet at year end	265,000	125,000	165,000	

(1) Average square feet for restaurant-retail locations include average retail space and restaurant space of 4,000 and 7,800 square feet, respectively.

The table below reflects the changes in store count for Tommy Bahama stores during fiscal 2012.

	Full-Price Retail Stores	Outlet Stores	Restaurant-Retail Locations	Total
Open as of beginning of fiscal year	63	20	13	96
Opened during fiscal year	10	4	1	15
Licensee stores acquired during fiscal year	4	1	—	5
Closed during fiscal year	(2)	(1)	—	(3)
Open as of end of fiscal year	75	24	14	113

During fiscal 2012, the average total gross square feet, calculated as the average of the total gross square feet at the beginning and end of each quarter during the year, of full-price retail space, including the retail portion of our Tommy Bahama restaurant-retail locations, used in our domestic and international retail operations for Tommy Bahama was approximately 295,000 square feet, while the average total gross square feet of space used in our domestic and international Tommy Bahama outlet operations was approximately 118,000 square feet. We anticipate that the average total gross square feet of full-price retail space and outlet space used in the Tommy Bahama domestic and international operations will increase by approximately 15% and in the mid to high teens percentage range, respectively, for fiscal 2013, as compared to fiscal 2012 average total gross square feet amounts. In fiscal 2013, we currently expect to open 12 domestic retail locations in total, with slightly more than half of the new stores being outlet stores. We currently anticipate opening eight to 10 domestic retail locations per year beyond fiscal 2013. Additionally, we expect to open four or five international stores in fiscal 2013. Although the specific locations and timing of all of our domestic and international store openings have not been finalized, we anticipate opening locations in Tokyo, Sydney, Miami and Chicago, among other cities, in fiscal 2013.

The operation of full-price retail stores, outlet stores and restaurant-retail locations requires a greater amount of initial capital investment than wholesale operations, as well as greater ongoing operating costs. We estimate that we will spend approximately $1.3 million and $0.5 million on average in connection with the build-out of a domestic full-price retail store and domestic outlet store, respectively. However, individual locations, particularly those in urban locations including Chicago, may require investments greater than these amounts depending on a variety of factors, including the location and size of the store. The cost of a restaurant-retail location can vary significantly depending on a variety of factors. Historically, the cost of our restaurant-retail locations has been approximately $5 million; however, we have spent significantly more than that amount for certain locations, including the New York restaurant-retail location which opened in fiscal 2012. Also, the international retail store and outlet store locations that we open in the future may be more expensive than our domestic retail stores depending on the location and size of the store as well as the impact of foreign currency exchange rates and other factors. For certain of our stores, the landlord often provides certain incentives to fund a portion of our capital expenditures.

We also incur capital expenditures when a lease expires and we determine it is appropriate to relocate a store to a new location in the same vicinity as the previous store. We anticipate having four store relocations during fiscal 2013. The cost of store relocations is generally comparable to the costs of opening a new full-price retail store or outlet store. In addition to our new store openings and relocations, we also incur capital expenditure costs related to periodic remodels of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate. The costs associated with some remodels may be significant.

In addition to our full-price retail stores, outlet stores and restaurant-retail operations, our direct to consumer approach includes the tommybahama.com website, which represented 11% of Tommy Bahama's net sales during fiscal 2012. The website allows consumers to buy Tommy Bahama products directly from us via the Internet. This website has also enabled us to significantly increase our database of customer contacts which allows us to communicate directly and frequently with consenting consumers. As we reach more customers in the future, we anticipate that our e-commerce distribution channel for Tommy Bahama will grow at a faster pace than our domestic retail store operations or wholesale operations.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we continue to maintain our wholesale operations for Tommy Bahama through better department stores and specialty stores. Wholesale sales for Tommy Bahama accounted for 31% of Tommy Bahama's net sales in fiscal 2012. We believe that the integrity and continued success of the Tommy Bahama brand, including its direct to consumer operations, is dependent, in part, upon careful selection of the retailers through which Tommy Bahama products are sold. A key component of our wholesale strategy is to control the distribution of our Tommy Bahama products in a manner intended to protect and grow the value of the brand. During fiscal 2012, 20% of Tommy Bahama's net sales were to Tommy Bahama's five largest wholesale customers, with no individual customer representing greater than 10% of Tommy Bahama's net sales.

We maintain Tommy Bahama apparel sales offices and showrooms in several locations, including New York and Seattle, to facilitate sales to our wholesale customers. Our Tommy Bahama wholesale operations utilize a sales force primarily consisting of independent commissioned sales representatives.

Licensing Operations

We believe licensing is an attractive business opportunity for the Tommy Bahama brand. For an established lifestyle brand, licensing typically requires modest additional investment for us but can yield high-margin income. It also affords the opportunity to enhance overall brand awareness and exposure. In evaluating a licensee for Tommy Bahama, we typically consider the candidate's experience, financial stability, sourcing expertise and marketing ability. We also evaluate the marketability and compatibility of the proposed licensed products with other Tommy Bahama products.

Our agreements with Tommy Bahama licensees are for specific geographic areas and expire at various dates in the future, and in limited cases include contingent renewal options. Generally, the agreements require minimum royalty payments as well as additional royalty payments and, in some cases, advertising payments and/or obligations to expend certain funds towards marketing the brand on an approved basis based on specified percentages of the licensee's net sales of the licensed products. Our license agreements generally provide us the right to approve all products, advertising and proposed channels of distribution.

Third party license arrangements for our Tommy Bahama products include the following product categories:

Men's and women's watches
Men's and women's eyewear
Men's belts and socks
Men's and women's headwear
Sleepwear
Shampoo, soap and bath amenities
Fragrances
Pet related products
Ceiling fans
Rugs
Fabrics
Leather goods and gifts
Luggage
Indoor furniture
Outdoor furniture and related products
Bedding and bath linens
Table top accessories
Candles
Tumblers

In addition to our licenses for the specific product categories listed above, we have also entered into certain international license agreements which allow those licensees to distribute certain Tommy Bahama branded products within certain countries or regions. Substantially all of the products sold by our licensees/distributors are identical to the products sold in our own Tommy Bahama stores. In addition to selling Tommy Bahama goods to wholesale accounts in those regions, the licensees have opened retail stores in their respective geographic regions. As of February 2, 2013, our licensees operated 12 retail stores in Canada and the United Arab Emirates.

Seasonal Aspects of Business

Tommy Bahama's operating results are impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. The following table presents the percentage of net sales and operating income for Tommy Bahama by quarter for fiscal 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	27%	24%	19%	30%
Operating income	37%	24%	5%	34%

As the timing of certain unusual or non-recurring items, economic conditions, wholesale product shipments or other factors affecting the business may vary from one year to the next, we do not believe that net sales or operating income for any particular quarter or the distribution of net sales and operating income for fiscal 2012 are necessarily indicative of anticipated results for the full fiscal year or expected distribution in future years.

The timing of Tommy Bahama's sales in the direct to consumer and wholesale distribution channels generally varies. Typically, the demand in the direct to consumer operations, including sales at our own stores and e-commerce site, for Tommy Bahama products in our principal markets is generally higher in the spring, summer and holiday seasons and lower in the fall season. However, wholesale product shipments are generally shipped prior to each of the retail selling seasons. As the allocation of sales within a quarter is impacted by the seasonality of direct to consumer and wholesale sales, we have presented in the following table, the proportion of net sales for each quarter represented by each distribution channel for fiscal 2012, which may not necessarily be indicative of the allocation of sales within any particular quarter in future periods:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Full-price retail and outlet stores	43%	51%	46%	51%	48%
E-commerce	9%	12%	7%	15%	11%
Restaurant	12%	10%	10%	9%	10%
Wholesale	36%	27%	37%	25%	31%
Total	100%	100%	100%	100%	100%

Lilly Pulitzer

Lilly Pulitzer designs, sources and distributes upscale collections of women's and girl's dresses, sportswear and related products. Lilly Pulitzer was originally created in the late 1950's and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. The brand is somewhat unique among women's brands in that it has demonstrated multi-generational appeal, including young women in college or recently graduated from college; young mothers with their daughters; and women who are not tied to the academic calendar. Lilly Pulitzer products can be found in our owned Lilly Pulitzer stores, in Lilly Pulitzer Signature Stores, which are described below, and on our Lilly Pulitzer website, lillypulitzer.com, as well as in better department and independent specialty stores. During fiscal 2012, 39% and 37% of Lilly Pulitzer's net sales were for dresses and women's sportswear, respectively, with the remaining sales consisting of Lilly Pulitzer accessories, children's apparel, footwear and licensed products. Sportswear represented a greater proportion of Lilly Pulitzer sales in fiscal 2012 than fiscal 2011 as the breadth of our sportswear offerings has expanded and the growth of sales in sportswear has outpaced sales growth for dresses. We also license the Lilly Pulitzer name for various product categories.

We acquired the Lilly Pulitzer brand on December 21, 2010 and anticipate growth in the brand's retail, e-commerce, wholesale and licensing operations in the future. We believe that there is significant opportunity to expand the reach of the Lilly Pulitzer brand, while at the same time maintaining the exclusive distribution that Lilly Pulitzer has historically maintained. We believe that in order to take advantage of opportunities for long-term growth, we must continue to invest in the Lilly Pulitzer brand. Fiscal 2012 investments in Lilly Pulitzer included costs associated with the opening of new stores as well as an increase in SG&A as we continue to build the infrastructure to support a growing business. We anticipate that such investments will continue in fiscal 2013. While we believe that these investments will generate long-term benefits, the investments may have a short-term negative impact on our operating results.

We believe the attraction of the Lilly Pulitzer brand to our consumers is a reflection of years of effort to ensure that the appropriate quality and design of the Lilly Pulitzer apparel and licensed products is maintained, while also restricting the distribution of the Lilly Pulitzer products to a select tier of retailers. We believe this approach to quality, design and distribution has been critical in allowing the brand to achieve the current retail price points for Lilly Pulitzer products. We believe that the retail sales value of all Lilly Pulitzer branded products sold during fiscal 2012, including our estimate of retail sales by our wholesale customers and other third party retailers, exceeded $200 million.

Design, Sourcing and Distribution

Lilly Pulitzer's products are developed by our dedicated design teams primarily located at the Lilly Pulitzer headquarters in King of Prussia, Pennsylvania. Our Lilly Pulitzer design teams focus on the target consumer, and the design process combines feedback from buyers, consumers and our sales force, along with market trend research. Lilly Pulitzer apparel products are designed to incorporate various fiber types, including cotton, silk, linen and other natural and man-made fibers, or blends of two or more of these materials.

Lilly Pulitzer utilizes a combination of in-house employees in our King of Prussia offices and third party buying agents primarily based in Asia to manage the production and sourcing of the Lilly Pulitzer apparel products. Through its buying agents and direct sourcing, Lilly Pulitzer used approximately 40 suppliers located primarily in China to manufacture Lilly Pulitzer products during fiscal 2012. The largest 10 suppliers provided 70% of the Lilly Pulitzer products acquired during fiscal 2012.

Lilly Pulitzer operates a distribution center in King of Prussia, Pennsylvania for its operations. Activities at the distribution center include receiving finished goods from suppliers, inspecting the products and shipping the products to wholesale customers, Lilly Pulitzer full-price retail stores and our e-commerce customers. We seek to maintain sufficient levels of inventory at the distribution center to support our direct to consumer operations, as well as pre-booked orders and some limited replenishment ordering for our wholesale customers.

Direct to Consumer Operations

A key component of our Lilly Pulitzer growth strategy is to operate our own stores and e-commerce website which we believe permits us to develop and build brand awareness by presenting products in a setting specifically designed to showcase the aspirational lifestyle on which they are based. The distribution channels included in Lilly Pulitzer's direct to consumer strategy consist of full-price retail store and e-commerce operations and represented 54% of Lilly Pulitzer's net sales in fiscal 2012, compared to 47% in fiscal 2011. We expect the percentage of our Lilly Pulitzer sales which are direct to consumer sales to increase in future years as we anticipate that the full-price retail and e-commerce components of the Lilly Pulitzer business will grow at a faster rate than the wholesale distribution channel in the future.

Lilly Pulitzer's full-price retail store sales per gross square foot for fiscal 2012 were approximately $580 for the 15 full-price retail stores which were open the entire 53-week fiscal 2012 year compared to approximately $480 for the 16 Lilly Pulitzer stores open for the full 52-week fiscal 2011 year. For relocated stores, for which the square feet changed during the year, we included, for the purposes of the calculation above, the square feet of the relocated store based on the weighted average month-end square feet for the relocated store. The increase from the prior year was primarily due to higher comparable store sales in fiscal 2012, as well as the closure of one larger underperforming full-price retail store in fiscal 2012.

Our direct to consumer strategy for the Lilly Pulitzer brand includes operating full-price retail stores in higher-end malls, lifestyle shopping centers, resort destinations and brand-appropriate street locations. Each full-price retail store carries a wide range of merchandise, including apparel, footwear and accessories, all presented in a manner intended to enhance the Lilly Pulitzer image, brand awareness and acceptance. Our Lilly Pulitzer retail stores allow the opportunity to present Lilly Pulitzer's full line of current season products. We believe our Lilly Pulitzer full-price retail stores provide high visibility for the brand and products and also enable us to stay close to the needs and preferences of consumers. Also, we believe that our presentation of products and our strategy to operate the retail stores as full-price stores with limited promotional activities in our own retail stores complement our business with our wholesale customers.

The table below provides certain information regarding Lilly Pulitzer full-price retail stores as of February 2, 2013.

	Number of Full-Price Retail Stores
Florida	5
New York	3
Pennsylvania	2
Texas	2
Other	7
Total	19
Average square feet per store	3,100
Total square feet at year-end	58,400

The table below reflects the changes in store count for Lilly Pulitzer stores during fiscal 2012.

	Full-Price Retail Stores
Open as of beginning of fiscal year	16
Opened during fiscal year	4
Closed during fiscal year	(1)
Open as of end of fiscal year	19

During fiscal 2012, the average total gross square feet, calculated as the average of the total gross square feet at the beginning and end of each quarter during the year, of full-price retail space was approximately 56,000 square feet. We anticipate that the average total gross square feet of full-price retail space for Lilly Pulitzer will increase by approximately 14% in fiscal 2013 as compared to fiscal 2012 average total gross square feet amounts, if we open four new stores in fiscal 2013. In fiscal 2013, we expect to open four or five full-price retail stores, and we expect that this pace of domestic store openings will continue and possibly accelerate beyond fiscal 2013. Although the specific locations and timing of all of our store openings have not been finalized, we anticipate opening full-price retail store locations in Cincinnati, Ohio; Durham, North Carolina; and Hackensack, New Jersey in fiscal 2013.

The operation of full-price retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater ongoing operating costs. We anticipate that new full-price retail store openings will generally be in the 2,500 square foot range as we believe that a store of this size will generally provide a better return on investment than a larger store. To open a 2,500 square foot Lilly Pulitzer full-price retail store, we anticipate capital expenditures of approximately $0.8 million on average. For certain of our retail stores, the landlord often provides certain incentives to fund a portion of our capital expenditures.

We may also incur capital expenditures if a lease expires and we determine it is appropriate to relocate a store to a new location in the same vicinity as the previous store. The cost of store relocations, if any, will generally be comparable to the costs of opening a new store. In addition to new store openings and relocations, we also incur capital expenditure costs related to remodels of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate. The costs associated with some remodels may be significant.

In addition to operating Lilly Pulitzer full-price retail stores, another key element of our direct to consumer strategy is the lillypulitzer.com website, which represented 23% of Lilly Pulitzer's net sales in fiscal 2012 compared to 16% in fiscal 2011. We believe our ability to effectively communicate the Lilly Pulitzer brand message to targeted consumers through social media and other methods of digital marketing is a significant factor in the success of the Lilly Pulitzer brand. The Lilly Pulitzer e-commerce business has experienced significant growth in recent years and we anticipate that the rate of growth of the e-commerce business will exceed the rate of growth in our full-price retail and wholesale businesses. We also utilize the Lilly Pulitzer website as an effective means of liquidating discontinued or out-of-season inventory, in a brand appropriate manner, by having a select number of e-commerce flash clearance sales during the year.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we continue to maintain our wholesale operations for Lilly Pulitzer through better department stores and specialty stores. We believe that the integrity and continued success of the Lilly Pulitzer brand, including its direct to consumer operations, is dependent, in part, upon controlled wholesale distribution with careful selection of the retailers through which Lilly Pulitzer products are sold. During fiscal 2012, 46% of Lilly Pulitzer's net sales were sales to wholesale customers.

During fiscal 2012, almost half of Lilly Pulitzer's wholesale sales were to certain wholesale customers, which we refer to as Lilly Pulitzer Signature Stores. For these stores, we enter into agreements whereby we grant the other party the right to operate a store as a Lilly Pulitzer Signature Store within a specified geographic area, subject to certain conditions, including designating the majority of the store specifically for Lilly Pulitzer products and adhering to certain trademark usage requirements. These agreements are generally for a one- or two-year period. We sell products to these Lilly Pulitzer Signature Stores on a wholesale basis and do not receive royalty income associated with these sales. As of February 2, 2013, there were approximately 65 Lilly Pulitzer Signature Stores.

The remaining wholesale sales were to specialty stores and better department stores. Lilly Pulitzer's net sales to its five largest wholesale customers represented 16% of Lilly Pulitzer's net sales in fiscal 2012 with no individual customer representing greater than 10%. Lilly Pulitzer typically utilizes a combination of e-commerce flash clearance sales, select promotions within the owned Lilly Pulitzer full-price retail stores, off-price retailers and warehouse sales to dispose of any discontinued or out-of-season inventory.

We maintain Lilly Pulitzer apparel sales offices and showrooms in several locations, including King of Prussia, Pennsylvania and New York. Our wholesale operations for Lilly Pulitzer utilize a sales force consisting of salaried sales employees.

Licensing Operations

We license the Lilly Pulitzer trademark to licensees in categories beyond Lilly Pulitzer's core product categories. In the long-term, we believe licensing may be an attractive business opportunity for the Lilly Pulitzer brand. Once a brand is established, licensing requires modest additional investment for us but can yield high-margin income. It also affords the opportunity to enhance overall brand awareness and exposure. In evaluating a potential Lilly Pulitzer licensee, we typically consider the candidate's experience, financial stability, manufacturing performance and marketing ability. We also evaluate the marketability and compatibility of the proposed products with other Lilly Pulitzer brand products.

Our agreements with Lilly Pulitzer licensees are for specific geographic areas and expire at various dates in the future. Generally, the agreements require minimum royalty payments as well as royalty and advertising payments based on specified percentages of the licensee's net sales of the licensed products. Our license agreements generally provide us the right to approve all products, advertising and proposed channels of distribution.

Third party license arrangements for Lilly Pulitzer products include the following product categories: bedding and home fashions, home furnishing fabrics, stationery and gift products, eyewear and mobile device accessories.

Seasonal Aspects of Business

Lilly Pulitzer's operating results are impacted by seasonality as the demand by specific product or style as well as demand by distribution channel may vary significantly depending on the time of year. The following table presents the percentage of net sales and operating income for Lilly Pulitzer by quarter for fiscal 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	29%	25%	22%	24%
Operating income	54%	37%	17%	(8)%

As the timing of certain unusual or non-recurring items, economic conditions, wholesale product shipments or other factors affecting the business may vary from one year to the next, we do not believe that net sales or operating income for any particular quarter or the distribution of net sales for fiscal 2012 are necessarily indicative of anticipated results for the full fiscal year or expected distribution in future years. We believe that the impact of a $4.5 million charge for the change in fair value of contingent consideration in the fourth quarter of fiscal 2012, which resulted in an operating loss in the fourth quarter of fiscal 2012, compared to a $0.6 million charge for the change in fair value of the contingent consideration in each of the first three quarters of fiscal 2012, causes the percentage of operating income by quarter for fiscal 2012 to not be indicative of the operating income distribution by quarter in future years.

The timing of Lilly Pulitzer's sales in the direct to consumer and wholesale distribution channels generally varies. Typically, the demand in the direct to consumer operations, including sales for our own stores and e-commerce sites, for Lilly Pulitzer products in our principal markets is generally higher in the spring, summer and resort seasons and lower in the fall season. However, wholesale product shipments are generally shipped prior to each of the retail selling seasons. As the allocation of sales within a quarter is impacted by the seasonality of direct to consumer and wholesale sales, we have presented in the following table, the proportion of net sales for each quarter represented by each distribution channel for fiscal 2012, which may not be indicative of the allocation of sales by distribution channel in future periods:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Full-price retail stores	24%	44%	26%	28%	30%
E-commerce	16%	17%	36%	27%	24%
Wholesale	60%	39%	38%	45%	46%
Total	100%	100%	100%	100%	100%

Lanier Clothes

Lanier Clothes designs, sources and markets branded and private label men's tailored clothing, including suits, sportcoats, suit separates and dress slacks across a wide range of price points, with the majority of the business at moderate price points. Substantially all of our Lanier Clothes branded products are sold under certain trademarks licensed to us by third parties. Licensed brands included Kenneth Cole®, Dockers®, Geoffrey Beene® and Ike Behar®. Additionally, we design and market products for our owned Billy London®, Arnold Brant® and Oxford Republic® brands. Billy London is a modern, British-inspired fashion brand geared towards the value-oriented consumer, while Arnold Brant is an upscale tailored brand that is intended to blend modern elements of style with affordable luxury. In addition to the branded businesses, Lanier Clothes designs and sources private label tailored clothing products for certain customers. Significant private label brands for which we produce tailored clothing include Lands' End®, Stafford® and Alfani®, among others. Sales of branded products represented 73% of Lanier Clothes' net sales during fiscal 2012, compared to 66% in fiscal 2011.

Our Lanier Clothes products are sold to national chains, department stores, specialty stores, specialty catalog retailers and discount retailers throughout the United States. In Lanier Clothes, we have long-standing relationships with some of the United States' largest retailers, with Men's Wearhouse, Macy's, Sears (which includes Lands' End) and Burlington Coat Factory representing 19%, 19%, 14% and 13%, respectively, of Lanier Clothes' net sales during fiscal 2012. Sales to Lanier Clothes' 10 largest customers represented 91% of Lanier Clothes' net sales in fiscal 2012. The amount and percentage of net sales attributable to an individual customer in future years may be different than fiscal 2012 amounts as sales are typically on an order by order or specific program basis and not tied to long-term contracts.

The tailored clothing market is an extremely competitive apparel sector that is experiencing increased competition at retail and gross margin pressures due to sourcing cost increases. We continue to believe that the opportunities for branded tailored clothing are generally better than private label tailored clothing, although the challenges in branded tailored clothing are also significant. We believe that our Lanier Clothes business has excelled at bringing quality products to our customers and managing inventory risk appropriately while requiring minimal capital expenditure investments.

Design, Manufacturing, Sourcing and Distribution

We believe that superior customer service and supply chain management, as well as the design of quality products, are all integral components of our strategy in the branded and private label tailored clothing market. Our Lanier Clothes' design teams, which are located in New York, focus on the target consumer for each brand. The design process combines feedback from buyers and sales agents along with market trend research.

Lanier Clothes manages production in Asia, Latin America and Italy through a combination of efforts from our Lanier Clothes offices in Atlanta, Georgia and third party buying agents. During fiscal 2012, 31% of Lanier Clothes product purchases were from manufacturers located in China, compared to 45% in fiscal 2011 and 68% in fiscal 2010, as certain production continued to shift away from factories in China to Vietnam and India. Lanier Clothes purchased goods from approximately 150 suppliers in fiscal 2012. The 10 largest suppliers of Lanier Clothes provided 70% of the finished goods and raw materials Lanier Clothes acquired from third parties during fiscal 2012. In addition to purchasing products from third parties, Lanier Clothes operates a manufacturing facility, located in Merida, Mexico, which produced 22% of our Lanier Clothes products during fiscal 2012.

Our various Lanier Clothes products are manufactured from a variety of fibers, including wool, silk, linen, cotton and other natural fibers, as well as synthetics and blends of these materials. The majority of the materials used in Lanier Clothes' manufacturing operations are purchased in the form of woven finished fabrics directly from various offshore fabric mills.

For Lanier Clothes, we utilize a distribution center located in Toccoa, Georgia, where we receive goods from our suppliers, inspect those products and ship the goods to our customers. We seek to maintain sufficient levels of inventory to support programs for pre-booked orders and to meet customer demand for at-once ordering. For certain standard tailored clothing product styles, we maintain in-stock replenishment programs, providing shipment to customers within just a few days of receiving the order. These types of programs generally require higher inventory levels. Disposal of excess prior- season inventory is an ongoing part of our business and Lanier Clothes utilizes off-price retailers to sell such products.

We maintain apparel sales offices and showrooms for our Lanier Clothes products in several locations, including New York and Atlanta. We employ a sales force for Lanier Clothes primarily consisting of salaried employees. Lanier Clothes also operates the billylondonuk.com and menstailoreddirect.com websites, where certain Lanier Clothes' products may be purchased online directly by consumers. In addition, Lanier Clothes also ships certain products directly to consumers who purchase products from the websites of certain of our wholesale customers.

Seasonal Aspects of Business

Lanier Clothes' operating results are impacted by seasonality as the demand by specific product or style may vary significantly depending on the time of year. As a wholesale tailored clothing business, in which product shipments generally occur prior to the retail selling seasons, the seasonality of Lanier Clothes reflects stronger spring and fall wholesale deliveries which typically occur in our first and third quarters. The following table presents the percentage of net sales and operating income for Lanier Clothes by quarter for fiscal 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	31%	23%	25%	21%
Operating income	37%	22%	22%	19%

As the timing of certain unusual or non-recurring items, economic conditions, wholesale product shipments or other factors affecting the business may vary from one year to the next, we do not believe that net sales or operating loss for any particular quarter or the distribution of net sales and operating loss for fiscal 2012 are necessarily indicative of anticipated results for the full fiscal year or expected distribution in future years. The first quarter of fiscal 2012 operating results were unusually strong compared to the other quarters of fiscal 2012 primarily due to the shift in timing of shipments into that quarter, as well as the negative gross margin impact on operating margins, as discussed in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, included in this report, which was more significant subsequent to the first quarter of fiscal 2012.

Ben Sherman

Ben Sherman is a London-based designer, marketer and distributor of men's branded sportswear and related products. Ben Sherman was established in 1963 as an edgy shirt brand that was adopted by the followers of the contemporary London music scene known as modernists or "Mods" and has throughout its history been inspired by what is new and current in British art, music, culture and style. The brand has evolved into a British modernist lifestyle brand of apparel targeted at style conscious men ages 25 to 40 in multiple markets throughout the world. During fiscal 2012, 39% and 31% of Ben Sherman's net sales occurred in the United Kingdom and the United States, respectively, with the remainder of the sales predominantly in Europe. Ben Sherman products can be found in better department stores, a variety of independent specialty stores and our owned and licensed Ben Sherman retail stores, as well as on Ben Sherman e-commerce websites. We also license the Ben Sherman name for various product categories.

We believe the attraction of the Ben Sherman brand to our consumers is a reflection of our efforts to ensure that we maintain appropriate quality and design of our apparel and licensed products, while also implementing restricted distribution of the Ben Sherman products to a select tier of retailers. We believe this approach to quality, design and distribution will allow us to achieve higher retail price points for our Ben Sherman products than we have historically achieved. We believe that the retail sales value of all Ben Sherman branded products sold during fiscal 2012, including our estimate of retail sales by our wholesale customers and other third party retailers, exceeded $275 million.

In recent years, we have implemented certain initiatives to elevate our wholesale distribution in order to attain higher price points for our Ben Sherman men's products, reduce our infrastructure and license certain of our non-core businesses to third parties to allow us to focus our resources on our core business—men's sportswear. Although we have made significant strides in elevating our wholesale distribution, we believe we still have additional steps to take in order to achieve our ideal wholesale distribution, which may result in a further decline of wholesale sales in the short-term. Additionally, in the fourth quarter of fiscal 2012 and first quarter of fiscal 2013 we have taken additional actions to further reduce the infrastructure and operating costs of Ben Sherman given the smaller sales base in recent years and, at the same time, ensure that the direction of the brand is focused. We believe that the initiatives taken thus far and expected in the short-term are critical steps towards improving the operating results of the Ben Sherman brand. We believe that in the long-term, Ben Sherman, with a smaller infrastructure, will have growth opportunities if the elevation of the brand is successful and the economic conditions improve.

Design, Sourcing and Distribution

Ben Sherman men's apparel products are developed by our dedicated design teams located at the Ben Sherman headquarters in London, England. Our Ben Sherman design teams focus on the target consumer, and the design process combines feedback from buyers, consumers and our sales force, along with market trend research. We design our Ben Sherman apparel products to incorporate various fiber types, including cotton, wool or other natural fibers, synthetics, or blends of two or more of these materials.

We primarily utilize a large third party buying agent based in Hong Kong to manage the production and sourcing of the majority of our Ben Sherman apparel products; approximately 66% of our Ben Sherman apparel products are sourced from China and India. Through this buying agent and a sourcing office we operate in India, during fiscal 2012 we used approximately 100 suppliers primarily located in China, India and Thailand to manufacture our Ben Sherman products. The largest 10 suppliers provided 55% of the Ben Sherman products acquired during fiscal 2012.

We use a third party distribution center in the United Kingdom for our Ben Sherman products sold in the United Kingdom and Europe. In the United States, distribution services are performed for Ben Sherman at our owned distribution center in Lyons, Georgia. Distribution center activities include receiving finished goods, inspecting the products and shipping the products to wholesale customers, our Ben Sherman retail stores and our e-commerce customers. We seek to maintain sufficient levels of inventory to support pre-booked orders and anticipated sales volume for our wholesale customers as well as sales for our direct to consumer operations.

Wholesale Operations

During fiscal 2012, 62% of Ben Sherman's net sales were sales to wholesale customers and international distributors. During fiscal 2012, 21% of Ben Sherman's net sales were to its five largest customers, of which no individual customer accounted for greater than 10% of Ben Sherman's net sales. As discussed above, in recent years, we have implemented certain initiatives to elevate our wholesale distribution in order to attain higher price points for our Ben Sherman men's products which, if effective, will provide growth opportunities for the brand in the future. We maintain Ben Sherman apparel sales offices and showrooms in several locations, including London, New York and Dusseldorf, among others. Our wholesale operations for Ben Sherman utilize a sales force consisting of salaried sales employees and independent commissioned sales representatives.

Direct to Consumer Operations

Our direct to consumer strategy for the Ben Sherman brand includes locating full-price retail stores in brand-appropriate street locations and malls. Each full-price retail store carries a wide range of merchandise, including apparel, footwear and accessories, all presented in a manner intended to enhance the Ben Sherman image. Our Ben Sherman full-price retail stores allow the opportunity to present Ben Sherman's full line of current season products, including licensees' products. We believe our Ben Sherman retail stores provide high visibility of the brand and products and also enable us to stay close to the needs and preferences of consumers. We believe the presentation of these products in our Ben Sherman full-price retail stores helps build brand awareness and acceptance and thus enhances business with our wholesale customers. Our outlet stores serve an important role in the overall inventory management by allowing us to sell discontinued and out-of-season products at better prices than are generally otherwise available from outside parties, while helping us protect the Ben Sherman brand by controlling the distribution of such products, although at times we also utilize off-price retailers to sell these products.

The components of Ben Sherman's direct to consumer strategy include retail store, concession and e-commerce operations and represented 38% of Ben Sherman's net sales in fiscal 2012, compared to 33% in fiscal 2011. Retail store sales per square foot were approximately $665 for our Ben Sherman full-price retail stores, which excludes outlets, which were open throughout the 53-week fiscal 2012 compared to approximately $750 for Ben Sherman full-price retail stores open throughout the 52-week fiscal 2011. The decrease from fiscal 2011 was primarily due to lower full-price comparable store sales and the negative impact of lower sales per square foot from two full-price stores located in the United Kingdom which opened in fiscal 2011.

The table below provides certain information regarding Ben Sherman retail stores as of February 2, 2013.

	Number of Stores	Average Square Feet
United States full-price retail stores	4	3,700
United Kingdom full-price retail stores	6	2,000
Germany full-price retail stores	2	2,100
Outlet stores(1)	7	1,700
Total	19	2,300
Total gross square feet at year end	43,100	

(1) Includes four, two and one outlet stores in the United Kingdom, Europe and the United States, respectively.

The table below reflects the changes in store count for Ben Sherman stores during fiscal 2012.

	Full-Price Retail Stores	Outlet Stores	Total
Open as of beginning of fiscal year	11	5	16
Opened during fiscal year	1	2	3
Open as of end of fiscal year	12	7	19

We do not anticipate a significant increase in the retail store square feet from fiscal 2012 to fiscal 2013 as we do not currently have any plans to open new Ben Sherman stores in fiscal 2013. However, we continue to evaluate potential locations and may open retail stores in the future if we identify locations which meet our investment criteria. The operation of our retail stores requires a greater amount of initial capital investment than wholesale operations as well as greater ongoing operating costs. Based on recent store openings, we have spent approximately $0.6 million of capital expenditures on average to build out a Ben Sherman full-price retail store and less than that to build out an outlet store. However, individual locations will vary. In some cases, the landlord has provided certain incentives to fund a portion of these capital expenditures.

We also incur capital expenditures when a lease expires and we determine it is appropriate to relocate a store to a new location in the same vicinity as the previous store. The cost of store relocations will generally be comparable to the costs of opening a new store. In addition to our new store openings and relocations, we also incur capital expenditure costs related to remodels of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate. The costs associated with some remodels may be significant.

Another component of our direct to consumer strategy is operating certain concession arrangements, whereby we operate Ben Sherman shops within department or other stores. The inventory at these locations is owned by us until sold to the consumer, at which time we recognize the full retail sales price. In these arrangements, a Ben Sherman employee is responsible for the area, and we pay a commission to the department store to cover occupancy and certain other costs associated with using the space. As of February 2, 2013, we operated nine concession locations in the United Kingdom.

During fiscal 2011, we re-launched the Bensherman.com website in the United Kingdom and Europe, and during fiscal 2012 we re-launched the Bensherman.com website in the United States. These websites provide consumers the opportunity to purchase Ben Sherman products directly on-line. Although the net sales of Ben Sherman's e-commerce operations were less than 5% of net sales for Ben Sherman in fiscal 2012, we believe that the Ben Sherman customer base will embrace a high-quality, brand appropriate e-commerce site and that e-commerce is an important growth opportunity for the Ben Sherman brand.

Licensing/Distributor Operations

We license the Ben Sherman trademark to a variety of licensees in categories beyond Ben Sherman's core product categories, including footwear and kids apparel. We believe licensing is an attractive business opportunity for the Ben Sherman brand. Once a brand is established, licensing requires modest additional investment for us but can yield high-margin income. It also affords the opportunity to enhance overall brand awareness and exposure. In evaluating a potential Ben Sherman licensee, we typically consider the candidate's experience, financial stability, manufacturing performance and marketing ability. We also evaluate the marketability and compatibility of the proposed products with other Ben Sherman brand products.

Our agreements with Ben Sherman licensees are for specific geographic areas and expire at various dates in the future. Generally, the agreements require minimum royalty payments as well as royalty and advertising payments based on specified percentages of the licensee's net sales of the licensed products. Our license agreements generally provide us the right to approve all products, advertising and proposed channels of distribution.

Third party license arrangements for Ben Sherman products include the following product categories:

Footwear	Kid's apparel
Men's watches and jewelry	Men's tailored clothes and dress shirts
Men's hats, caps, scarves and gloves	Men's neckwear and pocket squares
Men's fragrances and toiletries	Men's and boys' underwear, socks and sleepwear
Men's gift products	

In addition to the license agreements for the specific product categories listed above, we have also entered into certain international license/distribution agreements which give these third parties the opportunity to distribute Ben Sherman products in certain geographic areas around the world. The products sold by our licensees/distributors generally are identical to the products sold in the United Kingdom and United States. In most markets, our licensees/distributors are required to open retail stores in their respective geographic regions. As of February 2, 2013, our licensees/distributors operated 19 Ben Sherman retail stores located in Australia, Asia, South Africa, Europe and Canada.

Seasonal Aspects of Business

Ben Sherman's net sales are impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. The sales of Ben Sherman generally align with a typical wholesale and retail apparel company whereby the fall and holiday seasons are generally stronger quarters than the first half of the fiscal year. The following table presents the percentage of net sales for Ben Sherman by quarter for fiscal 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	21%	25%	24%	30%

As the timing of certain unusual or non-recurring items, economic conditions, wholesale product shipments or other factors affecting the business may vary from one year to the next, we do not believe that net sales or operating loss for any particular quarter or the distribution of net sales and operating loss for fiscal 2012 are necessarily indicative of anticipated results for the full fiscal year or expected distribution in future years. Specifically, we believe that as a result of the significant impact of the merchandising mix miss in the second half of fiscal 2012 and our expectation of improved operating results in future years, presenting the percentages of operating loss by quarter for Ben Sherman in fiscal 2012 would not be meaningful in assessing the seasonal aspects of the Ben Sherman business for future periods. Therefore, we have not included operating loss by quarter in the table above.

The timing of Ben Sherman's sales in the direct to consumer and wholesale distribution channels generally varies. Typically, the demand in the direct to consumer operations, including sales for our own stores and e-commerce sites, for Ben Sherman products in our principal markets is generally higher in the fall and holiday seasons and lower in the spring and summer seasons. Wholesale product shipments are generally shipped prior to each of the retail selling seasons. As the allocation of sales within a quarter is impacted by the seasonality of direct to consumer and wholesale sales, we have presented in the following table the proportion of net sales for each quarter represented by each distribution channel for fiscal 2012, which may not necessarily be indicative of the allocation of sales in future periods:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Wholesale	66%	61%	65%	57%	62%
Direct to consumer	34%	39%	35%	43%	38%
Total	100%	100%	100%	100%	100%

Corporate and Other

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, elimination of inter-segment sales, LIFO inventory accounting adjustments, other costs that are not allocated to the operating groups and operations of our other businesses which are not included in our four operating groups.

The operations that are included in Corporate and Other include our Oxford Golf business and our Lyons, Georgia distribution center. The Oxford Golf® brand is designed to appeal to a sophisticated golf apparel consumer with a preference for high quality and classic styling. In addition to apparel bearing the Oxford Golf trademark, Oxford Golf also sources some private label products for certain customers. Our Oxford Golf products are primarily acquired on a package purchase, finished goods basis from third party producers outside of the United States. Oxford Golf seeks to maintain sufficient levels of inventory to support programs for pre-booked orders and at-once ordering. Oxford Golf employs a sales force consisting primarily of commissioned sales agents. Our Lyons, Georgia distribution center receives finished goods from suppliers, inspects those products and ships the products to customers of our Oxford Golf business and to customers and retail stores of our Ben Sherman United States business while also performing certain warehouse and distribution services for third parties.

Discontinued Operations

References to results of operations, assets or liabilities related to discontinued operations within this report refer to the operations, assets or liabilities associated with our former Oxford Apparel operating group, which were sold on January 3, 2011. Our former Oxford Apparel operating group sold certain private label and branded apparel to a variety of customers. Additionally, unless otherwise indicated, all references to assets, liabilities, revenues and expenses included in this report reflect continuing operations and do not include any amounts related to the discontinued operations.

ADVERTISING AND MARKETING

We believe that advertising and marketing are an integral part of the long-term strategy of our brands, and we therefore devote significant resources to advertising and marketing our brands. During fiscal 2012, we spent $27.6 million on advertising, marketing and promoting our products. For each of our lifestyle brands, we incurred advertising, marketing and promotions expenses of 3% to 6% of net sales of the lifestyle brand during fiscal 2012. Each of our operating groups manages the advertising, marketing and promotion of its brands. While the advertising of our lifestyle brands promotes our products, the primary emphasis is on brand image and brand lifestyle. We intend that the advertising will engage individuals within the brand's distinct consumer demographic and guide them on a regular basis to our retail stores, e-commerce websites or wholesale customers' stores in search of our products. The marketing of our lifestyle brands continues to include traditional media such as print, catalogs and other correspondence with customers, as well as moving media and trade show initiatives. However, an increasing amount of our marketing focus involves email, Internet and social media advertising. We believe that it is very important that we communicate regularly with our consumers via the use of email, Internet and social media about product offerings or other brand events in order to maintain and strengthen our brands' connections with our consumers.

We also believe that highly visible retail store locations with creative design, broad merchandise selection and brand appropriate visual presentation are key enticements for customers to visit our retail stores and buy merchandise. We intend that our retail stores enhance the retail experience of our customers, which we believe will increase consumer brand loyalty. Marketing initiatives at certain of our retail stores may include special event promotions and a variety of public relations activities designed to create awareness of our stores and products. We believe that our retail store operations as well as our traditional media and electronic media communications increase the sales of our own retail stores and e-commerce operations, as well as the sales of our products for our wholesale customers.

For certain of our wholesale customers we also provide point-of-sale materials and signage to enhance the presentation of our branded products at their retail locations and/or participate in cooperative advertising programs.

TRADEMARKS

As discussed above, we own trademarks, several of which are very important to our business. Generally, our significant trademarks are subject to registrations and pending applications throughout the world for use on a variety of items of apparel and, in some cases, apparel-related products, accessories, home furnishings and beauty products, as well as in connection with retail services. We continue to expand our worldwide usage and registration of certain of our trademarks. In general, trademarks remain valid and enforceable as long as the trademarks are used in connection with our products and services and the required registration renewals are filed. Our significant trademarks are discussed within each operating group description. Important factors relating to risks associated with our trademarks include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

PRODUCT SOURCING

We intend to maintain a flexible, diversified, cost-effective manufacturing base that provides high-quality branded products. Our operating groups, either internally or through the use of third-party buying agents, source substantially all of our products from non-exclusive, third-party producers located in foreign countries or from our licensees for licensed products sold in our direct to consumer distribution channels. The use of contract manufacturers reduces the amount of capital investment required by us as operating manufacturing facilities can require a significant amount of capital investment. During fiscal 2012, we sourced approximately 65% of our products from producers located in China. Although we place a high value on long-term relationships with our suppliers and have used many of our suppliers for a number of years, generally we do not have long-term contracts with our suppliers. Instead, we conduct business on an order-by-order basis. Thus, we compete with other companies for the production capacity of independent manufacturers. We believe that this approach provides us with the greatest flexibility in identifying the appropriate manufacturers while considering quality, cost, timing of product delivery and other criteria while also utilizing the expertise of the manufacturers. During fiscal 2012, no individual third-party manufacturer supplied more than 10% of our product purchases.

We purchase substantially all of our Tommy Bahama, Lilly Pulitzer and Ben Sherman products from third-party producers as package purchases of finished goods, which are manufactured with our oversight and to our design and fabric specifications. For package purchases, we regularly depend upon the ability of third-party producers to secure a sufficient supply of raw materials specified by us, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity rather than us providing or financing the costs of these items. We believe that our focus on acquiring package purchases allows us to reduce our working capital requirements as we generally are not required to purchase, or finance the purchase of, the raw materials or other production costs related to our product purchases until we take ownership of the finished goods, which typically occurs when the goods are shipped by the third-party producers.

For our Lanier Clothes operating group, we acquired the majority of our Lanier Clothes products during fiscal 2012 on a package purchase basis from third-party producers. The remainder of the inventory purchases from third parties were primarily on a CMT basis, which we consider to be purchases whereby we supply the fabric and purchase cut, sew and finish labor (or "cut, make, trim") from our third-party producers. As the ability and willingness of third-party tailored clothing apparel manufacturers to finance raw materials purchases continues to increase along with other changes in manufacturing and sourcing practices for tailored clothing, we anticipate that Lanier Clothes will continue to increase the percentage of goods acquired as package purchases of finished goods rather than CMT purchases. In addition to purchasing products from third parties, Lanier Clothes also operates our only owned manufacturing facility, which is located in Merida, Mexico and produced 22% of our Lanier Clothes products during fiscal 2012.

As the manufacture and transportation of apparel products for our brands may take as many as six months for each season, we typically make commitments months in advance of when products will arrive in our retail stores or our customers' stores. We continue to seek ways to reduce the time required from design and ordering to bringing products to our customer. As our merchandising departments must estimate our requirements for finished goods purchases for our own retail stores and e-commerce sites based on historical product demand data and other factors, and as purchases for our wholesale accounts must be committed to and purchased by us prior to the receipt of customer orders in some cases, we carry the risk that we have purchased more inventory than we will need.

We are committed to sourcing our products in a lawful and responsible manner. As part of this commitment, each of our operating groups has implemented a code of conduct program applicable to vendors that we purchase goods from, which includes provisions related to abiding by applicable laws as well as compliance with other business ethics, including related human rights, health, safety, working conditions, environmental and other requirements. We require that each of our vendors and licensees comply with the applicable code of conduct. On an ongoing basis we assess vendors' compliance with the applicable code of conduct through assessments performed by either our employees or our designated agents. In the event we determine that a vendor is not abiding by the applicable code of conduct, we work with the vendor to remediate the violation. If the violation is not remediated, we generally will discontinue use of the vendor.

IMPORT RESTRICTIONS AND OTHER GOVERNMENT REGULATIONS

We are exposed to certain risks as a result of our international operations. Almost all of our merchandise is manufactured by foreign suppliers. During fiscal 2012, we sourced approximately 65% of our products from producers located in China. Our imported products are subject to customs, trade and other laws and regulations governing their entry into the United States and other countries where we sell our products.

Substantially all of the merchandise we acquire is subject to duties which are assessed on the value of the imported product and represent a material portion of the cost of the goods we sell. Duty rates vary depending on the type of garment and its fiber content and are subject to change in future periods. In addition, while the World Trade Organization's member nations have eliminated quotas on apparel and textiles, the United States and European countries into which we import our products are still allowed in certain circumstances to unilaterally impose "anti-dumping" or "countervailing" duties in response to threats to their comparable domestic industries.

In addition, apparel and other products sold by us are subject to stringent and complex product performance and security and safety standards, laws and other regulations. These regulations relate principally to product labeling, licensing requirements, certification of product safety and importer security procedures. We believe that we are in material compliance with those regulations. Our licensed products and licensing partners are also subject to regulation. Our agreements require our licensing partners to operate in compliance with all laws and regulations, and we are not aware of any violations which could reasonably be expected to have a material effect on our business or results of operations.

Although we have not been materially inhibited from doing business in desired markets in the past, we cannot assure that significant impediments will not arise in the future as we expand product offerings and brands and enter into new markets. Our management regularly monitors proposed regulatory changes and the existing regulatory environment, including any impact on our operations or on our ability to import products.

Important factors relating to risks associated with government regulations include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

INFORMATION TECHNOLOGIES

We believe that sophisticated information systems are an important component of maintaining our competitive position and supporting continued growth of our businesses. Our management information systems were designed to provide effective retail store, e-commerce and wholesale operations while emphasizing efficient point-of-sale, distribution center, design, sourcing, order processing, marketing, accounting and other functions. We use point-of-sale registers that capture sales data, track inventories and monitor traffic and other information in our retail stores. We regularly evaluate the adequacy of our information technologies and upgrade or enhance our systems to gain operating efficiencies and to support our anticipated growth as well as other changes in our business. We believe that continuous upgrading and enhancements to our management information systems with newer technology that offers greater efficiency, functionality and reporting capabilities is important to our operations and financial condition.

SEASONAL ASPECTS OF BUSINESS

Each of our operating groups is impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. For details of the impact of seasonality on each of our operating groups, see the business discussion of each operating group above. The following table presents our percentage of net sales and operating income by quarter for fiscal 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Net sales	27%	24%	21%	28%
Operating income	48%	29%	9%	14%

(1) The fourth quarter of fiscal 2012 operating income included a $4.5 million LIFO accounting charge. Additionally, the fourth quarter of fiscal 2012 included a charge of $4.5 million for the change in fair value of contingent consideration whereas the first three quarters of fiscal 2012 included a $0.6 million charge for the change in fair value of contingent consideration. These items resulted in the percentage of operating income in the fourth quarter being lower and the first three quarters being higher than if these charges did not occur in the fourth quarter.

We anticipate that as our retail store operations increase in the future, the third quarter will continue to be our weakest net sales and operating income quarter and the percentage of the full year net sales and operating income generated in the third quarter will continue to decrease. As the timing of certain unusual or non-recurring items, economic conditions, wholesale product shipments or other factors affecting the retail business may vary from one year to the next, we do not believe that net sales or operating income for any particular quarter or the distribution of net sales and operating income for fiscal 2012 are necessarily indicative of anticipated results for the full fiscal year or expected distribution in future years.

ORDER BACKLOG

As more than 50% of our sales are direct to consumer sales, which are not reflected in an order backlog, and the order backlog for wholesale sales may be impacted by a variety of factors, we do not believe that order backlog information is necessarily indicative of sales to be expected for future periods. Therefore, we believe the order backlog is not material for an understanding of our business taken as a whole. Further, as our sales continue to shift towards direct to consumer rather than wholesale sales, the order backlog will continue to be less meaningful as a measure of our future sales and results of operations.

EMPLOYEES

As of February 2, 2013, we employed approximately 4,800 persons, of whom approximately 75% were employed in the United States. Approximately 60% of our employees were retail store and restaurant employees. We believe our employee relations are good.

AVAILABLE INFORMATION

Our Internet address is oxfordinc.com. Copies of our annual report on Form 10-K, proxy statement, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website the same day that they are electronically filed with the SEC. The information on our website is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document.

Item 1A. *Risk Factors*

The risks described below highlight some of the factors that could materially affect our operations. If any of these risks actually occurs, our business, financial condition or operating results may be adversely affected. These are not the only risks and uncertainties we face. We operate in a competitive and rapidly changing business environment, and additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect our business.

We operate in a highly competitive industry and our success depends on the reputation and value of our brand names and our ability to offer innovative and market appropriate products that respond to rapidly changing fashion trends; any failure to maintain the reputation or value of our brands, to offer innovative, fashionable and desirable brands and products and/or to appropriately respond to competitive factors within our industry could adversely affect our business operations and financial condition.

We believe that the principal competitive factors in the apparel industry are the reputation, value and image of brand names; design; consumer preference; price; quality; marketing; and customer service. We believe that our ability to compete successfully is directly related to our proficiency in foreseeing changes and trends in fashion and consumer preference, and presenting appealing products for consumers.

The value of our brands could be diminished by actions taken by us or by our wholesale customers or others, including marketing partners, who have interests in the brands, including by failing to respond to emerging fashion trends or by becoming overly promotional. We cannot always control the marketing and promotion of our products by our wholesale customers or other third parties and actions by such parties that are inconsistent with our own marketing efforts or that otherwise adversely affect the appeal of our products could diminish the value or reputation of one or more of our brands and have an adverse effect on our sales and business operations.

During fiscal 2012, Tommy Bahama's net sales represented 62% of our consolidated net sales, while Lilly Pulitzer's and Ben Sherman's net sales represented 14% and 10%, respectively, of our consolidated net sales. The limited diversification in our portfolio may heighten the risks we face if one of our brands fails to meet our expectations and/or is adversely impacted by any actions we or third parties take with respect to that brand or by competitive conditions in the apparel industry. For example, Ben Sherman's missteps in merchandise mix in the second half of fiscal 2012, coupled with the sluggish economic conditions in the United Kingdom and Europe during fiscal 2012, resulted in a fiscal 2012 operating loss of $10.9 million for Ben Sherman, which not only affected Ben Sherman's operating results but materially impacted our consolidated operating results and the amount of time required by our management to focus on the Ben Sherman operations.

Although certain of our products carry over from season to season, the apparel industry is subject to rapidly changing fashion trends and shifting consumer demands, particularly for our lifestyle branded Tommy Bahama, Lilly Pulitzer and Ben Sherman products. Due to the competitive nature of the apparel industry, there can be no assurance that the demand for our products will not decline or that we will be able to successfully evaluate and adapt our products to align with consumers' preferences, fashion trends and changes in consumer demographics. The introduction or repositioning of new lines and products and the entry of our products into new geographic territories often requires substantial costs in design, marketing and advertising, which may not be recovered if the products are not successful. Any failure on our part to develop and market appealing products could result in lower sales and operating losses and/or harm the reputation and desirability of our brands.

Additionally, since we generally make decisions regarding product designs several months in advance of the time when consumer acceptance can be measured, such a failure could result in a substantial amount of unsold inventory or other conditions, which could have a material adverse effect on our results of operations and financial condition. For example, the merchandise mix missteps in Ben Sherman during the second half of fiscal 2012 resulted in higher promotions in our direct to consumer operations, more off-price sales and more significant inventory markdowns during the second half of fiscal 2012, as we sought to liquidate excess Ben Sherman inventory.

The highly competitive apparel industry, characterized by low entry barriers, includes numerous domestic and foreign apparel designers, manufacturers, distributors, importers, licensors and retailers, some of whom may also be our customers and some of whom are significantly larger, more diversified and have significantly greater financial resources than we do. Certain of our competitors offer apparel for sale at significant discounts, particularly in response to weak economic conditions, which results in more pressure to reduce prices or the risk that our products may not be as desirable as lower priced products. Competitive factors within the apparel industry may result in reduced sales, increased costs, lower prices for our products and/or decreased margins.

We also license certain of our brands, including Tommy Bahama, Lilly Pulitzer and Ben Sherman, to third party licensees. While we enter into comprehensive license agreements with these third parties covering product design, product quality, sourcing, manufacturing and marketing requirements and approvals, there can be no guarantee our brands will not be negatively impacted through our association with products outside of our core apparel products or due to the actions of a licensee. The improper or detrimental actions of a licensee could significantly impact the perception of our brands.

In addition, the reputation of our brands could be harmed if our third party manufacturers and vendors, substantially all of which are located outside the United States, fail to meet our product safety, product quality and social compliance standards. We cannot assure that our manufacturers and vendors will at all times conduct their operations in accordance with ethical practices or that the products we purchase will always meet our safety and quality control standards. Any violation of our applicable codes of conduct or local laws relating to labor conditions by our manufacturers or vendors or other actions or failures by us or such parties may result in negative public perception of our brands or products, as well as disrupt our supply chain, adversely affecting our business operations.

The apparel industry is heavily influenced by general economic conditions, and a deterioration or worsening of consumer confidence or consumer purchases of discretionary products may adversely affect our business and financial condition.

Consumers may generally consider our products discretionary items. The apparel industry is cyclical and dependent upon the overall level of discretionary consumer spending, which changes as regional, domestic and international economic conditions change. Demand for our products is significantly impacted by trends in consumer confidence and discretionary consumer spending, which may be influenced by employment levels, recessions, fuel and energy costs, availability of personal credit, interest rates, tax rates and changes in tax laws, the European debt crisis, declining purchasing power due to foreign currency fluctuations, personal debt levels, housing prices, stock market volatility, general political conditions and other factors. The factors impacting consumer confidence and discretionary consumer spending are outside of our control and difficult to predict, and, often, the apparel industry experiences longer periods of recession and greater declines than the general economy.

Starting in 2008, the global economic environment began to deteriorate. This has been characterized by a dramatic decline in consumer discretionary spending disproportionately affecting our industry. While we have seen intermittent signs of stabilization in the United States since fiscal 2010, there is continued volatility in the European markets. There are no assurances that the United States, European or global economy will recover in the near future or that recessionary conditions will not return to or worsen in these markets. In addition, the European sovereign debt crisis or unstable political conditions, or potential or actual international conflicts, in the Middle East or other parts of the world, could result in disruptions to sourcing of our products from foreign markets. Any deterioration or worsening of consumer confidence or discretionary consumer spending, or disruptions to our supply chain from macroeconomic conditions, could reduce our sales, increase our costs of goods sold or require us to significantly modify our current business practices.

Additionally, significant changes in the operations or liquidity of any of the parties with which we conduct our business, including suppliers, customers, trademark licensees and lenders, among others, now or in the future, or in the access to capital markets for any such parties, could result in lower demand for our products, lower sales, higher costs or other disruptions in our business.

We rely to a large extent on third party producers in foreign countries to meet our production demands and failures by these producers to meet our requirements, or the unavailability of suitable producers at reasonable prices, may negatively impact our ability to deliver quality products to our customers on a timely basis or result in higher costs or reduced net sales.

We source substantially all of our products from non-exclusive, third party producers located in foreign countries, including sourcing approximately 65% of our product purchases from China during fiscal 2012. Although we place a high value on long-term relationships with our suppliers, generally we do not have long-term contracts but, instead, conduct business on an order-by-order basis. Therefore, we compete with other companies for the production capacity of independent manufacturers. We regularly depend upon the ability of third party producers to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Although we monitor production in third party manufacturing locations, we cannot be certain that we will not experience operational difficulties with our manufacturers, such as the reduction of availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. Such difficulties may negatively impact our ability to deliver quality products to our customers on a timely basis, which may, in turn, have a negative impact on our customer relationships and result in lower net sales.

Changes in international trade regulation and risks relating to the importation of our products may cause our products to become less competitive, disrupt our supply chain and/or adversely affect our operations.

We source substantially all of our products from foreign countries, most significantly China. As a result, we are exposed to risks associated with changes in the laws and regulations governing the importing and exporting of apparel products into and from the countries in which we operate. Some of the risks associated with importing our products from foreign countries include changes in social, political, labor and economic conditions or terrorist acts that could result in the disruption of trade from the countries in which our manufacturers are located; the imposition of additional or new duties, tariffs, taxes, quota restrictions or other changes and shifts in sourcing patterns as a result of such changes; significant delays in the delivery of our products, due to security or other considerations; fluctuations in sourcing costs; the imposition of antidumping or countervailing duties; fluctuations in the value of the dollar against foreign currencies; changes in customs procedures for importing apparel products; and restrictions on the transfer of funds to or from foreign countries. We may not be able to offset any disruption to our supply chain as a result of any of these factors by shifting production to suitable manufacturers in other jurisdictions in a timely manner or at acceptable prices, and any of these factors could harm our business, result in a loss of sales and/or increase the costs of our goods.

In addition, our, or any of our suppliers', failure to comply with customs or similar laws or any other applicable regulations could restrict our ability to import products or lead to fines, penalties or adverse publicity, and future regulatory actions or trade agreements may provide our competitors with a material advantage over us or materially increase our costs.

Loss of one or more of our key wholesale customers, or a significant adverse change in a customer's financial performance or financial position could negatively impact our net sales and profitability.

We generate a significant percentage of our wholesale sales from a few major customers. During fiscal 2012, sales to our five largest customers accounted for 42% of our consolidated wholesale sales and sales to our largest wholesale customer represented 16% of our consolidated wholesale sales. Over the last several years, there has been a trend towards greater consolidation in the retail industry, as well as more centralized purchasing decisions within consolidated customer groups, and direct sourcing of products by large retailers. A decrease in the number of stores that carry our products, restructuring of our customers' operations, more centralized purchasing decisions, direct sourcing and greater leverage by customers, as a result of further consolidation in the retail industry or otherwise, could result in lower prices, realignment of customer affiliations or other factors which could negatively impact our net sales and profitability.

We generally do not have long-term contracts with any of our customers. Instead, we rely on long-standing relationships with these customers and our position within the marketplace. As a result, purchases generally occur on an order-by-order basis, and each relationship can generally be terminated by either party at any time. A decision by one or more of our major customers to terminate its relationship with us or to reduce its purchases from us, whether motivated by competitive considerations, quality or style issues, financial difficulties, economic conditions or otherwise, could adversely affect our net sales and profitability, as it would be difficult to immediately, if at all, replace this business with new customers or increase sales volumes with other existing customers.

In addition, due to long product lead times, our product lines are typically designed and manufactured in anticipation of orders for sale. We make commitments for production in connection with these lines. These commitments can be made up to several months prior to the receipt of firm orders from customers, and if orders do not materialize or are canceled, we may incur expenses to terminate our production commitments or to dispose of excess inventories.

We also extend credit to several of our key customers without requiring collateral, which results in a large amount of receivables from just a few customers. At February 2, 2013, our five largest outstanding customer balances represented 37% of our consolidated receivables balance. Companies in the apparel industry, including some of our customers, may experience financial difficulties, including bankruptcies, restructurings and reorganizations, tightened credit markets and/or declining sales and profitability on a comparable store basis. A significant adverse change in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume greater credit risk relating to that customer's receivables or limit our ability to collect amounts related to previous shipments to that customer.

We rely on the proper operation of our primary distribution facilities in order to support our direct to consumer operations, meet customer expectations, manage inventory, complete sales and achieve operating efficiencies, and any disruption or failure in these facilities may materially adversely affect our business or operations.

Our ability to support our direct to consumer operations, meet customer expectations, manage inventory and achieve objectives for operating efficiencies depends on the proper operation of our primary brand-focused distribution facilities, each of which manages the receipt, storage, sorting, packing and distribution of finished goods for one of our operating groups. The primary distribution facilities that we operate are: a distribution center in Auburn, Washington for our Tommy Bahama products; a distribution center in King of Prussia, Pennsylvania for our Lilly Pulitzer products; a distribution center in Toccoa, Georgia for our Lanier Clothes products; and a distribution center in Lyons, Georgia for our Ben Sherman products sold in the United States. In addition, in the United Kingdom, we utilize a third party distribution center that manages substantially all of the distribution activities for our Ben Sherman products sold in the United Kingdom and Europe. During fiscal 2013, we expect to transition the Ben Sherman distribution center activities in the United Kingdom to another third party facility.

If any of our primary distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, including as a result of natural or man-made disasters, cybersecurity attacks, computer viruses or otherwise, if our distribution facilities fail to upgrade their technological systems to ensure efficient operations, if the goods in a distribution center were otherwise unavailable for shipment, as a result of a technology failure or otherwise, or if we experience any difficulty in transitioning our distribution activities for Ben Sherman in the United Kingdom, we could experience a reduction in sales, a substantial loss of inventory or higher costs, insufficient inventory at our retail stores to meet consumer expectations and longer lead times associated with the distribution of our products. In addition, for the distribution facilities that we operate, there are substantial fixed costs associated with these large, highly automated distribution centers. We could experience reduced operating and cost efficiencies during periods of economic weakness. Any disruption to our distribution facilities or in their efficient operation could negatively affect our operating results and our customer relationships.

Our operations are reliant on information technology and any interruption or other failure may impair our ability to provide products to our customers and meet the needs of management.

The efficient operation of our business is dependent on information technology. Information systems are used in all stages of our operations from design to distribution and as a method of communication with our customers and suppliers. Additionally, certain of our operating groups utilize e-commerce websites to sell goods directly to consumers. Our management also relies on information systems to provide relevant and accurate information in order to allocate resources and forecast and report our operating results. Service interruptions may occur as a result of a number of factors, including power outages, computer viruses, hacking or other unlawful activities by third parties, disasters, or failures to properly install, upgrade, integrate, protect, repair or maintain our systems and e-commerce websites.

We regularly evaluate upgrades or enhancements to our information systems to more efficiently and competitively operate our business, including an ongoing transition towards more integrated systems for our businesses. We may experience difficulties during the implementation of this financial system and/or not be equipped to address system problems. Any material disruption in our information technology systems, or any failure to timely, efficiently and effectively integrate new systems, could have an adverse affect on our business or results of operations.

Our business depends on our senior management and other key personnel, and the unsuccessful transition of key management responsibilities, the unexpected loss of individuals integral to our business, our inability to attract and retain qualified personnel in the future or our failure to successfully plan for and implement succession of our senior management and key personnel may have an adverse effect on our operations, business relationships and ability to execute our strategies.

Over the last two years, we have announced various changes to our senior management, including the retirement of our long-time Chief Executive Officer Mr. J. Hicks Lanier from that position on December 31, 2012. Our senior management has substantial experience and expertise in the apparel and related industries, with our newly elected Chief Executive Officer Mr. Thomas C. Chubb III having worked with our company for almost 25 years, including in various executive management capacities. Changes in key management positions, including within our operating groups, have inherent risks, and there are no assurances that any of our recent changes in management will not disrupt our business or operations, distract employees and/or affect our strategic relationships.

Our success also depends upon disciplined execution at all levels of our organization, including our senior management. Competition for qualified personnel in the apparel industry is intense, and we compete to attract and retain these individuals with other companies that may have greater financial resources than us. While we believe that we have depth within our management team, if we lose any key executives, especially if one or more of these individuals join a competitor, our business and financial performance could be harmed.

In addition, we will need to plan for the succession of our senior management and successfully integrate new members of management within our organization. The unexpected loss of any of our senior management, or the unsuccessful integration of new leadership, could negatively affect our operations, business relationships and ability to execute our strategies.

Breaches of information security or privacy could damage our reputation or credibility and cause us financial harm.

As an ongoing part of our business operations, including marketing through various social media tools, we regularly collect and utilize sensitive and confidential personal information. The regulatory environment governing our use of individually identifiable data of customers, employees and others is complex, and the security of personal information is a matter of public concern. Despite our implementation of security measures, if an actual or perceived data security breach occurs, whether as a result of cybersecurity attacks, computer viruses, vandalism, human error or otherwise, our reputation and credibility could be damaged and we could experience lost sales. In addition, privacy and information security laws and requirements change frequently, and compliance with them or similar security standards, such as those created by the payment card industry, may require us to modify our operations and/or incur costs to make necessary systems changes and implement new administrative processes. Our failure to comply with these laws and regulations, or similar security standards, could lead to fines, penalties or adverse publicity.

We may be unable to protect our trademarks and other intellectual property.

We believe that our trademarks and other intellectual property, as well as certain contractual arrangements, including licenses, and other proprietary intellectual property rights, have significant value and are important to our continued success and our competitive position due to their recognition by retailers and consumers. In fiscal 2012, 88% of our consolidated net sales were attributable to branded products for which we own the trademark. Therefore, our success depends to a significant degree upon our ability to protect and preserve our intellectual property. We rely on laws in the United States and other countries to protect our proprietary rights. However, we may not be able to sufficiently prevent third parties from using our intellectual property without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. The use of our intellectual property or similar intellectual property by others could reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm the reputation of our brands.

From time to time, we discover products that are counterfeit reproductions of our products or that otherwise infringe on our proprietary rights. These activities typically increase as brand recognition increases, especially in markets outside the United States. Counterfeiting of our brands could divert sales away from our company, and association of our brands with inferior counterfeit reproductions could adversely affect the integrity and reputation of our brands.

Additionally, there can be no assurance that the actions that we have taken will be adequate to prevent others from seeking to block sales of our products as violations of proprietary rights. As we extend our brands into new product categories and new product lines and expand the geographic scope of our marketing, we could become subject to litigation based on allegations of the infringement of intellectual property rights of third parties. In the event a claim of infringement against us is successful, we may be required to pay damages, royalties or license fees to continue to use intellectual property rights that we had been using, or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. Litigation and other legal action of this type, regardless of whether it is successful, could result in substantial costs to us and diversion of our management and other resources.

Our business is subject to various federal, foreign, state and local laws and regulations, and the costs of compliance with, or the violation of, such laws and regulations could have an adverse effect on our costs or operations.

In the United States, we are subject to stringent standards, laws and other regulations, including those relating to health, product performance and safety, labor, employment, privacy and data security, anti-bribery, consumer protection, taxation, logistics and similar operational issues. In addition, operating in foreign jurisdictions, including those where we may operate retail stores, requires compliance with similar laws and regulations. These laws and regulations, in the United States and abroad, are complex and often varies widely by jurisdiction, making it difficult for us to ensure that we are currently or will be in the future compliant with all applicable laws and regulations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws or regulations, and unfavorable resolution to litigation or a violation of applicable laws and regulations may increase our costs and/or materially limit our ability to operate our business.

In addition, the restaurant industry is highly competitive and requires compliance with a variety of federal, state and local regulations. In particular, all of our Tommy Bahama restaurants serve alcohol and, therefore, maintain liquor licenses. Our ability to maintain our liquor licenses depends on our compliance with applicable laws and regulations. The loss of a liquor license would adversely affect the profitability of a restaurant. Additionally, as a participant in the restaurant industry, we face risks related to food quality, food-borne illness, injury, health inspection scores and labor relations.

Regardless of whether allegations related to these matters are valid or whether we become liable, we may be materially affected by negative publicity associated with these issues. The negative impact of adverse publicity relating to one restaurant may extend beyond the restaurant involved to affect some or all of the other restaurants, as well as the image of the Tommy Bahama brand as a whole.

Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

As a global apparel company, we are subject to income taxes in the United States and various foreign jurisdictions. We record our income tax liability based on an analysis and interpretation of local tax laws and regulations, which requires a significant amount of judgment and estimation. Our effective income tax rate in any particular period or in future periods may be affected by a number of factors, including among others a shift in the mix of revenues, income and/or losses among domestic and international sources during a year or over a period of years, changes in tax laws, the outcome of income tax audits in various jurisdictions, and the resolution of uncertain tax positions, any of which could adversely affect our effective income tax rate and profitability.

Fluctuations and volatility in the cost and availability of raw materials, labor and freight may materially increase our costs.

We and our third party suppliers rely on the availability of raw materials at reasonable prices. The principal fabrics used in our business are cotton, linens, wools, silk, other natural fibers, synthetics and blends of these materials. The prices paid for these fabrics depend on the market price for raw materials used to produce them. In addition, the cost of the materials that are used in our manufacturing process, such as oil-related commodity prices and other raw materials, such as dyes and chemicals, and other costs, can fluctuate. During fiscal 2011 and fiscal 2012, we saw an increase in the costs of raw materials, particularly cotton, as a result of rising demand from the economic recovery, weather-related supply disruptions, significant declines in U.S. inventory and a sharp rise in the futures market for cotton. We historically have not entered into any futures contracts to hedge commodity prices.

In addition, we have recently seen increases in the cost of labor at many of our suppliers, particularly with the growth of the middle class in certain developing countries, as well as in freight costs, resulting from increased oil prices. We believe that these cost pressures may not be alleviated in the near future and could further increase.

Although we attempt to mitigate the effect of increases in our cost of goods sold through sourcing initiatives and by selectively increasing the prices of our products, these product costing pressures, as well as other variable cost pressures, may materially increase our costs, and we may be unable to fully pass on these costs to our customers, particularly in our Lanier Clothes and Ben Sherman operating groups.

We may be unable to grow our business through organic growth and/or, if and when appropriate, acquisitions of lifestyle brands that fit within our business model, and any failure to successfully execute this aspect of our business strategy may have a material adverse effect on our business, financial condition, liquidity and results of operations.

One component of our business strategy is to grow our business through organic growth and/or, if and when appropriate, acquisitions of lifestyle brands that fit within our business model. Organic growth may be achieved by, among other things, increasing our market share in existing markets, including to existing wholesale customers; selling our products in new markets, including international markets; increasing sales in our direct to consumer channels; and increasing the product offerings within our various operating groups. Successful growth of our business through organic growth and/or acquisitions is subject to, among other things, the ability of our management to implement plans for expanding our existing businesses and our ability to find suitable acquisition candidates at reasonable prices in the future. We may not be successful in this regard, and our inability to grow our business may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Continued challenges with implementing our long-term strategic plans at Ben Sherman could have a material adverse effect on our business and results of operations.

The Ben Sherman brand continues to face challenges due to our ongoing elevation of the distribution of the brand, the sluggish economic conditions in the United Kingdom and Europe and missteps in the merchandise mix in our own retail stores in the second half of fiscal 2012. Ben Sherman's recent results have been exacerbated by a number of related factors, including operational and product assortment issues relating to inventory management, control of expenses, buying and merchandising decisions, pricing decisions and underperformance of retail stores. While we believe that Ben Sherman will have growth opportunities in the long-term if the elevation of the brand is successful and the economic conditions in the United Kingdom and Europe improve, there can be no assurances that our actions will be successful. Continued operational or product issues could have a material adverse effect on our business and results of operations.

The acquisition of new businesses has certain inherent risks, including, for example, strains on our management team and unexpected acquisition costs.

From time to time, we acquire new businesses or product lines when we believe appropriate investment opportunities are available. As a result of acquisitions, we may become responsible for unexpected liabilities that we failed or were unable to discover in the course of performing due diligence. Although we may be entitled to indemnification against undisclosed liabilities from the sellers of the acquired business, we cannot be certain that the indemnification, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or assets acquired. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

In addition, integrating acquired businesses is a complex, time-consuming and expensive process. The integration process for newly acquired businesses could create for us a number of challenges and adverse consequences associated with the integration of product lines, employees, sales teams and outsourced manufacturers; employee turnover, including key management and creative personnel of the acquired and existing businesses; disruption in product cycles for newly acquired product lines; maintenance of acceptable standards, controls, procedures and policies; and the impairment of relationships with customers of the acquired and existing businesses. Further, we may not be able to manage the combined operations and assets effectively or realize the anticipated benefits of the acquisition.

We may not be successful in identifying locations and negotiating appropriate lease terms for retail stores and restaurants.

An integral part of our strategy has been to develop and operate retail stores and restaurants for certain of our lifestyle brands. Net sales from our retail stores and restaurants were 44% of our consolidated net sales during fiscal 2012. We expect to increase the number of our retail stores during fiscal 2013 and in future years, including opening Tommy Bahama retail stores in geographic territories where we have not previously operated Tommy Bahama retail stores.

We lease all of our retail store and restaurant locations. Successful operation of our retail stores and restaurants depends, in part, on our ability to identify desirable, brand appropriate retail locations, the overall ability of the retail location to attract a consumer base sufficient to make store sales volume profitable, and our ability to negotiate satisfactory lease terms and employ qualified personnel. We compete with other retailers for these favorable store locations, lease terms and desired personnel. If we are unable to identify new locations with consumer traffic sufficient to support a profitable sales level or the local market reception to a new retail store opening is inconsistent with our expectations, retail growth may be limited. Further, if existing retail stores and restaurants do not maintain a sufficient customer base that provides a reasonable sales volume, it could have a negative impact on our sales, gross margin, and results of operations.

Our retail store and restaurant leases generally represent long-term financial commitments for which we also incur substantial fixed costs for each location's design, leasehold improvements, fixtures and systems installation. From time to time, we seek to downsize or close some of our retail store or restaurant operations, which may require a modification or termination of an existing lease; such actions may require payment of exit fees and/or result in fixed asset impairment charges, the amounts of which could be material.

In addition, our retail store and restaurant leases generally grant the third party landlord with discretion on a number of operational matters, such as store hours and construction of our improvements. The recent consolidation within the commercial real estate development, operation and/or management industries may further reduce our leverage with those parties, thereby materially adversely affecting the terms of future leases for our retail stores and restaurants or making entering into long-term commitments with such parties cost prohibitive.

During fiscal 2012, we opened new Tommy Bahama retail stores in various jurisdictions in Asia and also began operating stores in Australia, and we anticipate continuing to expand our Tommy Bahama international operations in fiscal 2013; these efforts may not be successful.

During fiscal 2012, we opened three Tommy Bahama retail stores in Asia and acquired the Tommy Bahama business in Australia, including five retail stores, from our former licensee. We continue to look for additional locations for retail stores in the Asia/Australia markets and expect to open two retail stores, including a Tommy Bahama island, in Tokyo and a new retail store in Sydney, Australia during fiscal 2013. The continued development of our Tommy Bahama international infrastructure and related store openings has had, and will continue to have, a negative impact on our operating results until we are able to generate sufficient sales in those operations to offset the ongoing infrastructure costs.

Expanding our operations internationally requires significant capital investment and long-term commitments, and there are risks associated with doing business in these markets, including understanding fashion trends and satisfying consumer tastes, including understanding sizing and fitting in these markets; market acceptance of our products, which is difficult to assess immediately; establishing appropriate logistics functions and operational infrastructure; managing compliance with the various legal requirements; staffing and managing foreign operations; fluctuations in exchange rates; obtaining governmental approvals that may be required to operate; potentially adverse tax implications; local regulations relating to employment and retail and restaurant operations; and maintaining proper levels of inventory. If we are unable to properly manage these risks or if our international expansion efforts do not prove successful, our business, financial condition and results of operations could suffer.

Our geographical concentration of retail stores and wholesale customers for certain of our products exposes us to certain regional risks.

Our retail locations are heavily concentrated in certain geographic areas in the United States, including Florida and California for our Tommy Bahama retail stores (42 out of 105 domestic stores in these states as of February 2, 2013), Florida for our Lilly Pulitzer retail stores (five out of 19 stores as of February 2, 2013), and the United Kingdom for our Ben Sherman retail stores (10 out of 19 stores as of February 2, 2013). Additionally, a significant portion of our wholesale sales for Tommy Bahama, Lilly Pulitzer and Ben Sherman products are concentrated in the same geographic areas as our own retail store locations for these brands. Due to this concentration, we have heightened exposure to factors that impact these regions, including general economic conditions, weather patterns, natural disasters, changing demographics and other factors.

Our Internet operations subject us to risks that could adversely affect our results and operations.

Certain of our brands, including Tommy Bahama, Lilly Pulitzer and Ben Sherman, distribute products through their e-commerce websites and communicate with consumers through social media and other methods of digital marketing. These operations subject us to numerous risks that could adversely affect our results and operations, including diversion of sales from our brick-and-mortar retail stores; failure to properly communicate our brand message or recreate the ambiance of our retail stores; reliance on third party service providers for software, processing and similar services; liability for website content; credit card fraud; and failure of computer systems, theft of personal consumer information and computer viruses. If we are unable to properly manage these risks, we may lose sales and/or our reputation and credibility may be damaged.

Our business could be harmed if we fail to maintain proper inventory levels.

We schedule production from third party manufacturers based on our expectations for the demand for our products. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory, which may result in inventory markdowns or the sale of excess inventory at discounted prices. These events could significantly harm our operating results and impair the image of our brands. Conversely, we may not be in a position to order quality products from our manufacturers in a timely manner and/or we may experience inventory shortages as demand for our products increases, which might result in unfilled orders, negatively impact customer relationships, diminish brand loyalty and result in lost sales, any of which could harm our business.

Our international operations, including foreign sourcing, result in an exposure to fluctuations in foreign currency exchange rates.

As a result of our international operations, we are exposed to certain risks in conducting business outside of the United States. Substantially all of our orders for the production of apparel in foreign countries are denominated in U.S. dollars. If the value of the U.S. dollar decreases relative to certain foreign currencies in the future, then the prices that we negotiate for products could increase, and it is possible that we would not be able to pass this increase on to customers, which would negatively impact our margins. However, if the value of the U.S. dollar increases between the time a price is set and payment for a product, the price we pay may be higher than that paid for comparable goods by competitors that pay for goods in local currencies, and these competitors may be able to sell their products at more competitive prices. Additionally, currency fluctuations could also disrupt the business of our independent manufacturers by making their purchases of raw materials more expensive and difficult to finance.

We received U.S. dollars for more than 90% of our product sales during fiscal 2012. The sales denominated in foreign currencies primarily relate to Ben Sherman sales in the United Kingdom and Europe. As we increase our operations in foreign markets, the volume of our sales denominated in foreign currencies would be expected to increase. An increase in the value of the U.S. dollar compared to these other currencies in which we have sales could result in lower levels of sales and earnings in our consolidated statements of operations, although the sales in foreign currencies could be equal to or greater than amounts in prior periods. In addition, to the extent that a stronger U.S. dollar increases costs, and the products are sold in another currency, but the additional cost cannot be passed on to our customers, our gross margins will be negatively impacted.

We hold licenses for the use of other parties' brand names, and we cannot guarantee our continued use of such brand names or the quality or salability of such brand names.

We have entered into license and design agreements to use certain trademarks and trade names, such as Kenneth Cole, Dockers, Geoffrey Beene and Ike Behar, to market some of our products. During fiscal 2012, sales of products bearing brands licensed to us accounted for 8% of our consolidated net sales and 60% of our Lanier Clothes net sales. When we enter into these license and design agreements, they generally provide for short contract durations (typically three to five years); these agreements often include options that we may exercise to extend the term of the contract but, when available, those option rights are subject to our satisfaction of certain contingencies (e.g., minimum sales thresholds) that may be difficult for us to satisfy. We cannot guarantee that we will be able to renew these licenses on acceptable terms upon expiration or that we will be able to acquire new licenses to use other popular trademarks. The termination or expiration of a license agreement will cause us to lose the sales and any associated profits generated pursuant to such license and in certain cases could result in an impairment charge for related intangible assets.

In addition to certain compliance obligations, all of our significant licenses provide minimum thresholds for royalty payments and advertising expenditures for each license year, which we must pay regardless of the level of our sales of the licensed products. If these thresholds are not met, our licensors may be permitted contractually to terminate these agreements or seek payment of minimum royalties even if the minimum sales are not achieved. In addition, our licensors produce their own products and license their trademarks to other third parties, and we are unable to control the quality of these goods that others produce. If licensors or others do not maintain the quality of these trademarks or if the brand image deteriorates, our sales and any associated profits generated by such brands may decline.

We make use of debt to finance our operations, which exposes us to risks that could adversely affect our business, financial position and operating results.

Our levels of debt vary as a result of the seasonality of our business, investments in our operations and working capital needs. As of February 2, 2013, we had $108.6 million of borrowings outstanding under our U.S. Revolving Credit Agreement and $7.9 million in borrowings outstanding under our U.K. Revolving Credit Agreement. In the future, our debt levels may increase under our existing facilities or potentially under new facilities, or the terms or forms of our financing arrangements may change.

Our indebtedness includes, and any future indebtedness may include, certain obligations and limitations, including the periodic payment of principal and interest, maintenance of certain covenants and certain other limitations. The negative covenants in our debt agreements limit our ability to incur debt, guaranty certain obligations, incur liens, pay dividends, repurchase common stock, make investments, sell assets, make acquisitions, merge with other companies, or satisfy other debt. These obligations and limitations may increase our vulnerability to adverse economic and industry conditions, place us at a competitive disadvantage compared to our competitors that are less leveraged and limit our flexibility in carrying out our business plan and planning for, or reacting to, changes in the industry in which we operate.

In addition, we have interest rate risk on indebtedness under our U.S. Revolving Credit Agreement and U.K. Revolving Credit Agreement. Our exposure to variable rate indebtedness may increase in the future, based on our working capital needs and/or the terms of future financing arrangements. Although from time to time we enter into hedging arrangements to limit our exposure to interest rate risk, an increase in interest rates may require us to pay a greater amount of our funds from operations towards interest, even if the amount of borrowings outstanding remains the same. As a result, we may have to revise or delay our business plans, reduce or delay capital expenditures or otherwise adjust our plans for operations.

Our operations may be affected by changes in weather patterns, natural or man-made disasters, war, terrorism or other catastrophes.

Our sales volume and operations may be adversely affected by severe weather conditions, natural or man-made disasters, war, terrorist attacks, including heightened security measures and responsive military actions, or other catastrophes which may cause consumers to alter their purchasing habits or result in a disruption to our operations. Because of the seasonality of our business, the concentration of a significant proportion of our retail stores and wholesale customers in certain geographic regions, the concentration of our sourcing operations and the concentration of our distribution operations, the occurrence of such events could disproportionately impact our business, financial condition and operating results.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

We lease and own space for our retail stores, distribution centers, manufacturing facilities and sales/administration office space in various domestic and international locations. We believe that our existing properties are well maintained, are in good operating condition and will be adequate for our present level of operations.

In the ordinary course of business, we enter into lease agreements for retail space. Most of the leases require us to pay specified minimum rent, as well as a portion of operating expenses, real estate taxes and insurance applicable to the property, plus a contingent rent based on a percentage of the store's net sales in excess of a specific threshold. The leases have varying terms and expirations and may have provisions to extend, renew or terminate the lease agreement, among other terms and conditions, as negotiated. Assets leased under operating leases are not recognized as assets and liabilities in our consolidated balance sheets. Periodically, we assess the operating results of each of our retail stores and restaurants to assess whether the location provides, or is expected to provide, an appropriate long-term return on investment, whether the location remains brand appropriate and other factors. As a result of this assessment, we may determine that it is appropriate to close certain stores that do not continue to meet our investment criteria, not renew certain leases, exercise an early termination option, or otherwise negotiate an early termination. For existing leases in desirable locations, we anticipate that we will be able to extend our retail leases, to the extent that they expire in the near future, on terms that are satisfactory to us, or if necessary, locate substitute properties on acceptable terms. We also believe that there are abundant retail spaces available for the continued expansion of our retail store footprint in the near future.

As of February 2, 2013, our retail operations utilized approximately 0.7 million square feet of leased retail and restaurant space in the United States, the United Kingdom, Australia, Asia and Europe. Each of our retail stores and restaurants is less than 20,000 square feet, and we do not believe that we are dependent upon any individual retail store or restaurant location for our business operations. Our Tommy Bahama, Lilly Pulitzer and Ben Sherman retail stores are operated by the respective management of each operating group, and greater detail about the retail space used by each operating group is included in Part I, Item 1, Business included in this report.

As of February 2, 2013, we also utilized approximately 1.0 million square feet of owned distribution and manufacturing facilities in the United States and Mexico and approximately 0.4 million square feet of leased and owned administrative and sales space in various locations, including the United States, the United Kingdom, Germany, China and Hong Kong. In addition to our owned distribution facilities, we may utilize certain third party warehouse/distribution providers where we do not own or lease any space. Our distribution, manufacturing, administrative and sales facilities provide space for employees and functions used in support of our retail, wholesale and e-commerce operations. Details of the principal administrative, sales, distribution and manufacturing facilities utilized in our operations, including approximate square footage, are as follows:

Location	Primary Use	Operating Group	Square Footage	Lease Expiration
Seattle, Washington	Sales/administration	Tommy Bahama	80,000	2015
Auburn, Washington	Distribution center	Tommy Bahama	260,000	2015
King of Prussia, Pennsylvania	Sales/administration	Lilly Pulitzer	40,000	Owned
King of Prussia, Pennsylvania	Distribution center	Lilly Pulitzer	65,000	Owned
London, England	Sales/administration	Ben Sherman	20,000	2013
Lurgan, Northern Ireland	Sales/administration	Ben Sherman	10,000	Owned
Toccoa, Georgia	Distribution center	Lanier Clothes	310,000	Owned
Merida, Mexico	Manufacturing plant	Lanier Clothes	80,000	Owned
Atlanta, Georgia	Sales/administration	Corporate and Other and Lanier Clothes	30,000	2023
Lyons, Georgia	Sales/administration	Corporate and Other and Ben Sherman	90,000	Owned
Lyons, Georgia	Distribution center	Corporate and Other and Ben Sherman	330,000	Owned
New York, New York	Sales/administration	Various	40,000	Various
Hong Kong	Sales/administration	Various	20,000	Various

Item 3. ***Legal Proceedings***

From time to time, we are a party to litigation and regulatory actions arising in the ordinary course of business. We are not currently a party to litigation or regulatory actions, or aware of any proceedings contemplated by governmental authorities, that we believe could reasonably be expected to have a material impact on our financial position, results of operations or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market and Dividend Information

Our common stock is listed and traded on the New York Stock Exchange under the symbol "OXM." As of March 15, 2013, there were 320 record holders of our common stock. The following table sets forth the high and low sale prices and quarter-end closing prices of our common stock as reported on the New York Stock Exchange for the quarters indicated. Additionally, the table indicates the dividends per share declared on shares of our common stock by our Board of Directors for each quarter.

	High	Low	Close	Dividends
Fiscal 2012				
Fourth Quarter	$57.97	$43.69	$49.61	$0.15
Third Quarter	$59.36	$41.09	$53.90	$0.15
Second Quarter	$50.44	$39.12	$44.24	$0.15
First Quarter	$52.64	$43.87	$49.44	$0.15
Fiscal 2011				
Fourth Quarter	$49.69	$33.61	$49.24	$0.13
Third Quarter	$41.20	$29.81	$39.70	$0.13
Second Quarter	$39.59	$30.05	$39.18	$0.13
First Quarter	$35.66	$22.48	$34.35	$0.13

On March 27, 2013, our Board of Directors approved a cash dividend of $0.18 per share payable on May 3, 2013 to shareholders of record as of the close of business on April 19, 2013. Although we have paid dividends in each quarter since we became a public company in July 1960, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, repurchases of outstanding shares, funding of acquisitions or funding of capital expenditures, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facilities, other debt instruments, contingent consideration arrangements or applicable law limit our ability to pay dividends. We may borrow to fund dividends in the short-term based on our expectation of operating cash flows in future periods subject to the terms and conditions of our credit facilities or other debt instruments and applicable law. All cash flow from operations will not necessarily be paid out as dividends in all periods.

For details about limitations on our ability to pay dividends, see Note 5 of our consolidated financial statements and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, both contained in this report.

Recent Sales of Unregistered Securities

We did not sell any unregistered equity securities during fiscal 2012.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

We have certain stock incentive plans as described in Note 7 to our consolidated financial statements included in this report, all of which are publicly announced plans. Under the plans, we can repurchase shares from employees to cover employee tax liabilities related to the exercise of stock options or the vesting of previously restricted shares. We did not repurchase any of our common shares pursuant to these plans during the fourth quarter of fiscal 2012.

In the third quarter of fiscal 2012, our Board of Directors authorized us to spend up to $50 million to repurchase shares of our common stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our common stock and has no automatic expiration. As of February 2, 2013, no shares of our common stock had been repurchased pursuant to this authorization.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this Item 5 of Part II will appear in our definitive proxy statement under the heading "Equity Compensation Plan Information" and is incorporated herein by reference.

Stock Price Performance Graph

The graph below reflects cumulative total shareholder return (assuming an initial investment of $100 and the reinvestment of dividends) on our common stock compared to the cumulative total return for a period of five years, beginning February 2, 2008 and ending February 2, 2013, of:

- The S&P SmallCap 600 Index; and
- The S&P 500 Apparel, Accessories and Luxury Goods.

Comparison of Cumulative Total Return


Oxford Industries, Inc.
S&P SmallCap 600 Index
S&P 500 Apparel, Accessories & Luxury Goods
DOLLARS
300
250
200
150
100
50
0
2/02/08
1/31/09
1/30/10
1/29/11
1/28/12
2/02/13

Company / Index	Base Period 2/02/08	INDEXED RETURNS Years Ended 1/31/09	1/30/10	1/29/11	1/28/12	2/02/13
Oxford Industries, Inc.	100	30.43	83.84	114.25	239.10	243.95
S&P SmallCap 600 Index	100	61.72	85.77	111.55	121.52	140.99
S&P 500 Apparel, Accessories & Luxury Goods	100	51.33	97.00	133.27	190.31	176.87

Item 6. *Selected Financial Data*

Our selected financial data included in the table below reflects (1) the results of operations for Lilly Pulitzer subsequent to its acquisition date of December 21, 2010 and (2) the divestiture of substantially all of the operations and assets of our former Oxford Apparel operations in fiscal 2010, resulting in those operations being classified as discontinued operations for all periods presented.

	Fiscal 2012	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(In millions, except per share amounts)				
Net sales	$855.5	$758.9	$603.9	$585.3	$ 699.1
Cost of goods sold	386.0	345.9	276.5	294.5	363.5
Gross profit	469.6	413.0	327.4	290.8	335.6
SG&A	410.7	358.6	302.0	283.7	328.1
Change in fair value of contingent consideration	6.3	2.4	0.2	—	—
Impairment of goodwill and intangible assets	—	—	—	—	307.5
Royalties and other operating income	16.4	16.8	15.4	11.8	15.7
Operating income (loss)	69.0	68.8	40.7	18.9	(284.4)
(Loss) gain on repurchase of senior notes	(9.1)	(9.0)	—	(1.8)	7.8
Interest expense, net	8.9	16.3	19.9	18.7	21.3
Earnings (loss) from continuing operations before income taxes	50.9	43.5	20.8	(1.6)	(298.0)
Income taxes (benefit)	19.6	14.3	4.5	(2.9)	(19.8)
Earnings (loss) from continuing operations	31.3	29.2	16.2	1.4	(278.1)
Earnings from discontinued operations, net of taxes	—	0.1	62.4	13.2	6.6
Net earnings (loss)	$ 31.3	$ 29.4	$ 78.7	$ 14.6	(271.5)
Diluted earnings (loss) from continuing operations per share	$ 1.89	$ 1.77	$ 0.98	$ 0.09	$(17.42)
Diluted earnings from discontinued operations per share	$ 0.00	$ 0.01	$ 3.77	$ 0.81	$ 0.42
Diluted net earnings (loss) per share	$ 1.89	$ 1.78	$ 4.75	$ 0.90	$(17.00)
Diluted weighted average shares outstanding	16.6	16.5	16.6	16.3	16.0
Dividends declared	$ 9.9	$ 8.6	$ 7.3	$ 5.9	$ 11.5
Dividends declared per share	$ 0.60	$ 0.52	$ 0.44	$ 0.36	$ 0.72
Total assets, at period-end	$556.1	$509.2	$558.5	$425.2	$ 467.7
Long-term debt at period-end	$108.6	$103.4	$147.1	$146.4	$ 194.2
Shareholders' equity, at period-end	$229.8	$204.1	$180.0	$104.4	$ 87.3
Net cash provided by operating activities	$ 67.5	$ 44.6	$ 35.7	$ 61.0	$ 51.8
Capital expenditures	$ 60.7	$ 35.3	$ 13.3	$ 11.3	$ 20.0
Depreciation and amortization included in earnings from continuing operations	$ 26.3	$ 27.2	$ 19.2	$ 22.6	$ 23.8
Stock compensation expense included in earnings from continuing operations	$ 2.8	$ 2.2	$ 4.5	$ 4.0	$ 3.4
LIFO accounting charges included in earnings from continuing operations	$ 4.0	$ 5.8	$ 3.8	$ 4.9	$ 0.5
Book value per share at period-end	$13.85	$12.35	$10.90	$ 6.34	$ 5.50

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis of our operations, cash flows, liquidity and capital resources should be read in conjunction with our consolidated financial statements contained in this report.

OVERVIEW

We generate revenues and cash flow primarily through our design, sourcing, marketing and distribution of branded apparel products bearing the trademarks of our owned lifestyle brands, as well as certain licensed and private label apparel products. We distribute our products through our direct to consumer channels, including our retail stores, e-commerce sites and restaurants, and our wholesale distribution channel, which includes better department stores, specialty stores, national chains, specialty catalogs, mass merchants and Internet retailers. In fiscal 2012, more than 90% of our consolidated net sales were to customers located in the United States, with the remainder primarily being sales of our Ben Sherman products in the United Kingdom and Europe. We source substantially all of our products through third party manufacturers located outside of the United States and United Kingdom.

Our business strategy is to develop and market compelling lifestyle brands and products that are "fashion right" and evoke a strong emotional response from our target consumers. We strive to exploit the potential of our existing brands and products domestically and internationally and, as suitable opportunities arise, we may acquire additional lifestyle brands that we believe fit within our business model. We believe that lifestyle branded products that create an emotional connection with our target consumers can command greater customer loyalty and higher price points at retail, resulting in higher earnings. We also believe a successful lifestyle brand opens up greater opportunities for direct to consumer and licensing operations.

We operate in highly competitive domestic and international markets in which numerous U.S.-based and foreign apparel firms compete. No single apparel firm or small group of apparel firms, dominate the apparel industry and our direct competitors vary by operating group and distribution channel. We believe that the principal competitive factors in the apparel industry are the reputation, value and image of brand names; design; consumer preference; price; quality; marketing; and customer service. We believe that our ability to compete successfully in styling and marketing is directly related to our proficiency in foreseeing changes and trends in fashion and consumer preference, and presenting appealing products for consumers. In some instances, a retailer that is our customer may compete directly with us by offering certain of their own competing products, some of which may be sourced directly by our customer, in their own retail stores. Additionally, the apparel industry is cyclical and dependent upon the overall level of discretionary consumer spending, which changes as regional, domestic and international economic conditions change. Often, negative economic conditions have a longer and more severe impact on the apparel and retail industry than the conditions have on other industries.

We believe the global economic conditions and resulting economic uncertainty that has prevailed in recent years continue to impact each of our operating groups, and the apparel industry as a whole. Although some signs of economic improvements exist in the United States, unemployment levels remain high, the retail environment remains very promotional and economic uncertainty remains. Further, the economies of the United Kingdom and Europe, which are important to our Ben Sherman operating group, continue to struggle more than the economy in the United States. We anticipate sales of our products may continue to be negatively impacted as long as there is an elevated level of economic uncertainty. Additionally, fiscal 2011 and fiscal 2012 were impacted by pricing pressures on raw materials, fuel, transportation, labor and other costs necessary for the production and sourcing of apparel products.

We believe that our Tommy Bahama and Lilly Pulitzer lifestyle brands have significant opportunities for long-term growth in their direct to consumer businesses through expansion of our retail store operations as we add additional retail store locations and with increases in same store and e-commerce sales, with e-commerce likely to grow at a faster rate than retail store operations. We also believe that these lifestyle brands provide an opportunity for moderate sales increases in their wholesale businesses in the long-term primarily from our current customers adding to their existing door count and the selective addition of new wholesale customers. We believe that in order to take advantage of opportunities for long-term growth for the brands, we must continue to invest in our Tommy Bahama and Lilly Pulitzer lifestyle brands.

We believe that the tailored clothing environment will continue to be very challenging, with competition and costing pressures negatively impacting operating income in Lanier Clothes in the near term. The Ben Sherman lifestyle brand currently faces challenges due to our ongoing elevation of the distribution of the brand, the sluggish economic conditions in the United Kingdom and Europe and missteps in the merchandise mix in our own retail stores in the second half of fiscal 2012. We believe that in the long-term Ben Sherman will have opportunities to improve its operating results if the elevation of the brand is successful and the economic conditions in the United Kingdom and Europe improve.

We continue to believe that it is important to maintain a strong balance sheet and ample liquidity. We believe that our positive cash flow from operations coupled with the strength of our balance sheet and liquidity will provide us ample resources to fund future investments in our lifestyle brands. In the future, we may add additional lifestyle brands to our portfolio, if we identify appropriate targets which meet our investment criteria; however, we believe that we have significant opportunities to appropriately deploy our capital and resources in our existing lifestyle brands.

The following table sets forth our consolidated operating results (in thousands, except per share amounts) for the 53-week fiscal 2012 compared to the 52-week fiscal 2011:

	Fiscal 2012	Fiscal 2011
Net sales	$855,542	$758,913
Operating income	$ 68,971	$ 68,807
Earnings from continuing operations	$ 31,317	$ 29,243
Earnings from continuing operations per diluted share	$ 1.89	$ 1.77
Net earnings	$ 31,317	$ 29,380
Net earnings per diluted share from continuing operations	$ 1.89	$ 1.78

The primary reasons for the improvement in earnings from continuing operations were:

- An increase in net sales in both the Tommy Bahama and Lilly Pulitzer operating groups as well as the impact of fiscal 2012 being a 53-week year;
- A reduction in interest expense in fiscal 2012 to $8.9 million due to (1) our borrowing at lower interest rates in the second half of fiscal 2012 compared to the second half of fiscal 2011 due to our July 2012 redemption of the remaining $105.0 million in aggregate principal amount of our 11⅜% senior secured notes due in 2015 ("Senior Secured Notes") and (2) the reduction in our average debt levels during the first half of fiscal 2012 compared to the first half of fiscal 2011 primarily as a result of our repurchase of $45.0 million in aggregate principal amount of our Senior Secured Notes during the second and third quarters of fiscal 2011; and
- Fiscal 2012 not having purchase accounting charges while fiscal 2011 included purchase accounting charges of $1.0 million.

These items were partially offset by:

- A decrease in sales and operating results at both Ben Sherman and Lanier Clothes;

- An increase in SG&A, which was primarily due to (1) the SG&A associated with pre-opening expenses of retail stores and the operation of retail stores opened in fiscal 2011 and fiscal 2012, including our Tommy Bahama New York location, (2) certain infrastructure, pre-opening retail store rent and other costs related to the Tommy Bahama international expansion, (3) higher SG&A to support the growing Tommy Bahama and Lilly Pulitzer businesses and (4) higher SG&A due to fiscal 2012 being a 53-week year while fiscal 2011 was a 52-week year;
- A $6.3 million charge in fiscal 2012 related to the change in fair value of contingent consideration compared to a $2.4 million charge in fiscal 2011 with the increase resulting from our determination of a higher fair value of the obligation due to our assessment that the certainty of the payment of the contingent consideration related to the Lilly Pulitzer acquisition is more probable than we had determined in prior years; and
- A higher effective tax rate in fiscal 2012 primarily due to our inability to recognize the income tax benefit of certain losses in foreign jurisdictions and having a greater proportion of our earnings in higher tax jurisdictions, which offset the impact of certain favorable discrete items in that period. In fiscal 2011, we were able to recognize the income tax benefit of foreign jurisdiction losses as well as the impact of certain favorable discrete items.

Earnings from discontinued operations reflect the operations related to substantially all of our former Oxford Apparel operating group, which we sold in the fourth quarter of fiscal 2010. We do not anticipate significant operating income (loss) or cash flows associated with discontinued operations subsequent to fiscal 2011.

Amendment and Restatement of the U.S. Revolving Credit Agreement

On June 14, 2012, we entered into the U.S. Revolving Credit Agreement, which provides for a revolving credit facility of up to $235 million which may be used to refinance existing debt, to redeem our previously outstanding Senior Secured Notes, to fund working capital, to fund future acquisitions and for general corporate purposes.

The U.S. Revolving Credit Agreement amended and restated the Prior Revolving Credit Agreement, as defined in Note 5 of our consolidated financial statements included in this report and which was entered into on August 15, 2008 and was scheduled to mature in August 2013. We believe that the covenants in the U.S. Revolving Credit Agreement are generally less restrictive and provide greater flexibility than those contained in the Prior Revolving Credit Agreement. In addition, the U.S. Revolving Credit Agreement allows us to include in our borrowing base certain amounts attributable to "eligible trademarks," which amounts would not have been available for inclusion in the borrowing base under the Prior Revolving Credit Agreement.

The material terms of the U.S. Revolving Credit Agreement are described in Note 5 in our consolidated financial statements and the Financial Condition, Liquidity and Capital Resources section of this Management's Discussion and Analysis of Financial Condition and Results of Operations, both contained in this report.

Senior Secured Notes Redemption and Repurchase

On July 16, 2012, we redeemed all of the outstanding $105 million in principal amount of the Senior Secured Notes, which were scheduled to mature in July 2015. The redemption of the Senior Secured Notes at a premium of $6.0 million and the write-off of $3.1 million of unamortized deferred financing costs and unamortized bond discount resulted in a loss on repurchase of senior notes of $9.1 million. The redemption of the Senior Secured Notes satisfied and discharged all of our obligations with respect to the Senior Secured Notes and the related indenture and was funded through borrowings under our U.S. Revolving Credit Agreement and cash on hand.

During the second quarter and third quarters of fiscal 2011, we repurchased, in privately negotiated transactions, $45.0 million in aggregate principal amount of our Senior Secured Notes for $52.2 million, plus accrued interest, using cash on hand. The repurchase of the Senior Secured Notes and related write-off of $1.8 million of unamortized deferred financing costs and discount resulted in a loss on repurchase of senior notes of $9.0 million in fiscal 2011.

OPERATING GROUPS

Our business is primarily operated through our four operating groups: Tommy Bahama, Lilly Pulitzer, Lanier Clothes and Ben Sherman. We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operating group structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across the brand's direct to consumer, wholesale and licensing operations.

Tommy Bahama designs, sources, markets and distributes men's and women's sportswear and related products. The target consumers of Tommy Bahama are primarily affluent men and women age 35 and older who embrace a relaxed and casual approach to daily living. Tommy Bahama products can be found in our owned Tommy Bahama stores within and outside the United States and on our Tommy Bahama e-commerce website, tommybahama.com, as well as in better department stores and independent specialty stores throughout the United States and licensed Tommy Bahama stores in Canada and the United Arab Emirates. We also operate Tommy Bahama restaurants and license the Tommy Bahama name for various product categories.

Lilly Pulitzer designs, sources and distributes upscale collections of women's and girl's dresses, sportswear and related products. Lilly Pulitzer was originally created in the late 1950's and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. The brand is somewhat unique among women's brands in that it has demonstrated multi-generational appeal, including young women in college or recently graduated from college; young mothers with their daughters; and women who are not tied to the academic calendar. Lilly Pulitzer products can be found in our owned Lilly Pulitzer stores, in Lilly Pulitzer Signature Stores and on our Lilly Pulitzer website, lillypulitzer.com, as well as in better department and independent specialty stores. We also license the Lilly Pulitzer name for various product categories.

Lanier Clothes designs, sources and markets branded and private label men's tailored clothing, including suits, sportcoats, suit separates and dress slacks across a wide range of price points, with the majority of the business at moderate price points. Substantially all of our Lanier Clothes branded products are sold under certain trademarks licensed to us by third parties. Licensed brands included Kenneth Cole, Dockers, Geoffrey Beene and Ike Behar. Additionally, we design and market products for our owned Billy London, Arnold Brant and Oxford Republic brands. In addition to the branded businesses, which represented 73% of Lanier Clothes net sales in fiscal 2012, Lanier Clothes designs and sources private label tailored clothing products for certain customers. Our Lanier Clothes products are sold to national chains, department stores, specialty stores, specialty catalog retailers and discount retailers throughout the United States.

Ben Sherman is a London-based designer, marketer and distributor of men's branded sportswear and related products. Ben Sherman was established in 1963 as an edgy shirt brand that was adopted by the "Mods" and has throughout its history been inspired by what is new and current in British art, music, culture and style. The brand has evolved into a British modernist lifestyle brand of apparel targeted at style conscious men ages 25 to 40 in multiple markets throughout the world. Ben Sherman products can be found in better department stores, a variety of independent specialty stores and our owned and licensed Ben Sherman retail stores, as well as on Ben Sherman e-commerce websites. We also license the Ben Sherman name for various product categories.

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, elimination of inter-segment sales, LIFO inventory accounting adjustments, other costs that are not allocated to the operating groups and operations of our other businesses which are not included in our four operating groups. LIFO inventory calculations are made on a legal entity basis which does not correspond to our operating group definitions; therefore, LIFO inventory accounting adjustments are not allocated to operating groups. The operations that are included in Corporate and Other include our Oxford Golf business and our Lyons, Georgia distribution center.

For further information regarding our operating groups, see Note 10 to our consolidated financial statements and Part I, Item 1, Business, both included in this report.

COMPARABLE STORE SALES

We often disclose comparable store sales in order to provide additional information regarding changes in our results of operations between periods. Historically, our disclosures of comparable store sales have only included sales at our full-price retail stores; however, beginning with the full 2012 fiscal year our disclosures include sales from our full-price stores and our e-commerce sites, excluding sales associated with e-commerce flash clearance sales. We believe that given the similar nature and process of inventory planning, allocation and return policy, as well as our cross-channel marketing and other initiatives, for the direct to consumer channel, the inclusion of our e-commerce sites in the comparable store sales disclosures is a more meaningful way of reporting our comparable store sales results. Further, we believe that this change better aligns our disclosures with other companies within our industry. Additionally, for our comparable store sales disclosures, we exclude outlet store sales and amounts related to e-commerce flash clearance sales, as those sales are used primarily to liquidate end of season inventory, which may vary significantly depending on the level of end of season inventory on hand and generally occurs at lower gross margins than our full-price direct to consumer sales. Also, our comparable store sales metrics exclude restaurant sales as we do not believe that the inclusion of restaurant sales would be meaningful in assessing our consolidated operations. Thus, the comparable store metrics disclosed by us reflect comparable full-price retail stores and e-commerce sites, excluding e-commerce flash clearance sales, in total, unless specified otherwise.

For purposes of our disclosures, we consider a comparable store to be, in addition to our e-commerce sites, a physical full-price retail store that was owned and open as of the beginning of the prior fiscal year and which did not during the relevant periods, and is not within the current fiscal year scheduled to, have (1) a remodel resulting in the store being closed for an extended period of time (which we define as a period of two weeks or longer), (2) a greater than 15% change in the size of the retail space due to expansion, reduction or relocation to a new retail space or (3) a relocation to a new space that was significantly different from the prior retail space. For those stores which are excluded from comparable stores based on the preceding sentence, we treat those stores as new store openings. Generally, a store that is remodeled will continue to be included in our comparable store metrics as a store is not typically closed for a two week period during a remodel. However, a store that is relocated generally will not be included in our comparable store metrics until that store has been open in the relocated space for the entirety of the prior fiscal year as the size or other characteristics of the store typically change significantly from the prior location. Additionally, any stores that were closed during the prior fiscal year or which we plan to close or vacate in the current fiscal year are excluded from the definition of comparable stores.

Definitions and calculations of comparable store sales differ among companies in the retail industry, and therefore comparable store metrics disclosed by us may not be comparable to the metrics disclosed by other companies.

RESULTS OF OPERATIONS

The following table sets forth the specified line items in our consolidated statements of earnings both in dollars (in thousands) and as a percentage of net sales. We have calculated all percentages based on actual data, but percentage columns may not add due to rounding. Individual line items of our consolidated statements of earnings may not be directly comparable to those of our competitors, as classification of certain expenses may vary by company. For purposes of the tables below, "NM" means not meaningful.

	Fiscal 2012		Fiscal 2011		Fiscal 2010	
Net sales	$855,542	100.0%	$758,913	100.0%	$603,947	100.0%
Cost of goods sold	385,985	45.1%	345,944	45.6%	276,540	45.8%
Gross profit	469,557	54.9%	412,969	54.4%	327,407	54.2%
SG&A	410,737	48.0%	358,582	47.2%	301,975	50.0%
Change in fair value of contingent consideration	6,285	0.7%	2,400	0.3%	200	0.0%
Royalties and other operating income	16,436	1.9%	16,820	2.2%	15,430	2.6%
Operating income	68,971	8.1%	68,807	9.1%	40,662	6.7%
Interest expense, net	8,939	1.0%	16,266	2.1%	19,887	3.3%
Loss on repurchase of senior secured notes	9,143	1.1%	9,017	1.2%	—	—
Earnings from continuing operations before income taxes	50,889	5.9%	43,524	5.7%	20,775	3.4%
Income taxes	19,572	2.3%	14,281	1.9%	4,540	0.8%
Earnings from continuing operations	$ 31,317	3.7%	$ 29,243	3.9%	$ 16,235	2.7%

FISCAL 2012 COMPARED TO FISCAL 2011

The discussion and tables below compare certain line items included in our statements of operations for fiscal 2012 to fiscal 2011. Each dollar and percentage change provided reflects the change between these periods unless indicated otherwise. Each dollar and share amount included in the tables is in thousands except for per share amounts.

Net Sales

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Tommy Bahama	$528,639	$452,156	$76,483	16.9%
Lilly Pulitzer	122,592	94,495	28,097	29.7%
Lanier Clothes	107,272	108,771	(1,499)	(1.4)%
Ben Sherman	81,922	91,435	(9,513)	(10.4)%
Corporate and Other	15,117	12,056	3,061	25.4%
Total net sales	$855,542	$758,913	$96,629	12.7%

Consolidated net sales increased $96.6 million, or 12.7%, in fiscal 2012, which included 53 weeks, compared to fiscal 2011, which included 52 weeks, primarily due to the increase in net sales at Tommy Bahama and Lilly Pulitzer, which were partially offset by decreased net sales at Lanier Clothes and Ben Sherman, each as discussed below.

Tommy Bahama:

The Tommy Bahama sales increase of $76.5 million, or 16.9%, was primarily driven by (1) an increase in comparable store sales of $33.5 million, to $236.7 million in the 53-week fiscal 2012 compared to $203.2 million in the 52-week fiscal 2011, (2) a net sales increase of $18.6 million associated with domestic retail stores and outlet stores opened in fiscal 2011 and fiscal 2012, (3) a wholesale sales increase of $14.7 million and (4) a net sales increase associated with our Tommy Bahama international operations in Australia and Asia of $4.5 million. The remaining sales increase primarily related to sales in our restaurants and our outlet stores opened for all of fiscal 2011 and fiscal 2012. Tommy Bahama apparel unit sales increased by 15.2% due to the higher volume in each distribution channel, and the average selling price per unit increased by 2.7% as sales in the direct to consumer channel of distribution, which generally have a higher sales price per unit than wholesale sales, represented a greater proportion of Tommy Bahama sales in fiscal 2012. As of February 2, 2013, Tommy Bahama operated 113 retail stores compared to 96 retail stores as of January 28, 2012.

Lilly Pulitzer:

The Lilly Pulitzer sales increase of $28.1 million, or 29.7%, was primarily driven by (1) an increase in comparable store sales of $10.5 million, to $47.4 million in the 53-week fiscal 2012 compared to $36.8 million in the 52-week fiscal 2011, (2) a wholesale sales increase of $6.5 million, (3) a net sales increase of $6.3 million associated with e-commerce flash sales in fiscal 2012 and (4) a net sales increase of $5.3 million reflecting the net sales impact of the four retail stores opened in fiscal 2012, net of the impact of the one store closure in fiscal 2012. These sales increases were partially offset by a decrease in the clearance warehouse sales in fiscal 2012, as more end of season product was sold through the e-commerce flash sales. The e-commerce flash sales generated $9.4 million of net sales in fiscal 2012 compared to $3.1 million of net sales in fiscal 2011. Lilly Pulitzer apparel unit sales increased by 39.0% due to the higher volume in each distribution channel, while the average selling price per unit decreased by 6.7%. The decreased selling price per unit primarily resulted from a change in product mix as sportswear and knit dresses, both of which generally sell at lower price points than woven dresses, represented a greater proportion of the Lilly Pulitzer business during fiscal 2012. As of February 2, 2013, Lilly Pulitzer operated 19 retail stores compared to 16 retail stores as of January 28, 2012.

Lanier Clothes:

The decrease in net sales for Lanier Clothes of $1.5 million, or 1.4%, was primarily due to the decrease in private label sales of $8.7 million partially offset by an increase in branded sales of $7.2 million. The decrease in private label sales was primarily due to fiscal 2011 benefitting from initial shipments related to a new product launch, while fiscal 2012 sales were negatively impacted by a slow-down of the inventory intake on a replenishment program by a key customer as well as the exit from certain underperforming private label programs. In addition to higher branded sales generally, fiscal 2012 also benefitted from certain spring merchandise shipping in the fourth quarter of fiscal 2012, which would have typically shipped in the first quarter of fiscal 2013. Overall, the decrease in net sales resulted from a 2.8% decrease in unit sales partially offset by a 1.4% increase in average selling price per unit. The increase in average selling price per unit was primarily due to a change in sales mix with more branded sales, which typically sell at higher prices per unit than private label sales, in fiscal 2012. The sales for Lanier Clothes were also negatively impacted by the continuing competitive factors in tailored clothing business.

Ben Sherman:

Net sales for Ben Sherman decreased by $9.5 million, or 10.4%, in fiscal 2012 compared to fiscal 2011, primarily due to a $10.5 million decline in wholesale sales, which was predominantly in United

Kingdom, with direct to consumer net sales being comparable in fiscal 2012 and fiscal 2011, which was primarily due to higher e-commerce sales as well as the impact of additional stores. The decrease in net sales for Ben Sherman was primarily driven by a reduction in unit volume of 16.2% primarily attributable to (1) our exit from certain wholesale accounts with moderate-priced stores in the United Kingdom and (2) the difficult economic conditions that persist in the United Kingdom and Europe. Further, the direct to consumer operations of Ben Sherman were negatively impacted by missteps in Ben Sherman's merchandise assortment planning in the second half of fiscal 2012, which, particularly in the current economic environment, resulted in too much of the product offering in styles at the higher end of the price range and resulted in more promotions in our retail stores in order to sell inventory on hand.

The reduction in units sold was partially offset by an increase in the average selling price per unit of 7.0%. The increase in average selling price per unit was primarily due to a greater proportion of Ben Sherman's sales being direct to consumer sales, which generally have higher selling prices than wholesale sales. These items that positively impacted average selling price per unit were partially offset by a less than 1.0% unfavorable foreign currency translation change in the average exchange rates between the two periods.

Corporate and Other:

Corporate and Other net sales primarily consisted of the net sales of our Oxford Golf business and our Lyons, Georgia distribution center. The increase in the net sales for Corporate and Other was primarily driven by the higher net sales in our Oxford Golf business during fiscal 2012.

Gross Profit

The first table below presents gross profit by operating group and in total for fiscal 2012 and fiscal 2011 as well as the change between those two periods. The second table presents gross margin, which is calculated as gross profit divided by net sales, by operating group and in total for fiscal 2012 and fiscal 2011.

Gross Profit	Fiscal 2012	Fiscal 2011	$ Change	% Change
Tommy Bahama	$321,920	$276,567	$45,353	16.4%
Lilly Pulitzer	76,842	56,376	20,466	36.3%
Lanier Clothes	30,264	34,108	(3,844)	(11.3)%
Ben Sherman	39,430	46,473	(7,043)	(15.2)%
Corporate and Other	1,101	(555)	1,656	NM
Total	$469,557	$412,969	$56,588	13.7%
LIFO charges included in Corporate and Other	$ 4,043	$ 5,772		
Charge related to write-up of acquired inventory included in Lilly Pulitzer	$ —	$ 996		

Gross Margin	Fiscal 2012	Fiscal 2011
Tommy Bahama	60.9%	61.2%
Lilly Pulitzer	62.7%	59.7%
Lanier Clothes	28.2%	31.4%
Ben Sherman	48.1%	50.8%
Corporate and Other	NM	NM
Total	54.9%	54.4%

The increase in consolidated gross profit was primarily due to higher net sales in Tommy Bahama and Lilly Pulitzer partially offset by the lower sales in Ben Sherman and Lanier Clothes, each as discussed above. Additionally, gross profit was also impacted by the changes in gross margin by operating group, as discussed below. On a consolidated basis, the increase in gross margins from fiscal 2011 to fiscal 2012 was primarily due to (1) a $1.7 million net favorable impact in fiscal 2012 resulting from a lower LIFO charge in fiscal 2012, (2) a $1.0 million charge resulting from purchase accounting negatively impacting the Lilly Pulitzer gross margins in fiscal 2011 with no such charge in fiscal 2012 and (3) changes in the sales mix. The changes in sales mix included direct to consumer sales, which generally have higher gross margins than wholesale sales, making up a larger proportion of both the Tommy Bahama and Lilly Pulitzer sales during fiscal 2012. The change in sales mix was also attributable to Tommy Bahama and Lilly Pulitzer, which typically have higher gross margins than our other operating groups, representing a greater proportion of our consolidated net sales. These items, which positively impacted gross margins, were partially offset by the negative impact on our gross profit and gross margin of (1) product cost pressures that impacted our operating groups and (2) gross margin pressures at Ben Sherman and Lanier Clothes.

The gross margin at Tommy Bahama for fiscal 2012 and fiscal 2011 reflects a decrease in gross margins in the first half of fiscal 2012 compared to the prior year and improved gross margins in the second half of fiscal 2012 compared to the prior year. Tommy Bahama increased prices in the first half of fiscal 2011 in anticipation of increased product costs, which began to impact our results in the second half of fiscal 2011 and continued into fiscal 2012. This negative gross margin pressure for fiscal 2012 was partially offset by a change in the proportion of sales in each distribution channel as sales in the direct to consumer distribution channel, which typically have higher gross margins than the wholesale distribution channel, increased from 67% of net sales in fiscal 2011 to 69% of net sales in fiscal 2012. As we expect to continue to expand our direct to consumer operations at a faster pace than our wholesale operations, we anticipate that gross margins for Tommy Bahama will increase slightly in the future with the change in sales mix.

The increase in gross margin for Lilly Pulitzer from fiscal 2011 to fiscal 2012 was primarily due to (1) the proportion of sales in each distribution channel as sales in the direct to consumer channel, which typically have higher gross margins than the wholesale distribution channel, increased from 47% of net sales in fiscal 2011 to 54% of net sales in fiscal 2012 and (2) fiscal 2011 including a $1.0 million purchase accounting charge, with no such charge in fiscal 2012. As we expect to continue to expand our direct to consumer operations at a faster pace than our wholesale operations, we anticipate that gross margins for Lilly Pulitzer will increase in the future with the change in sales mix.

The decrease in gross margin at Lanier Clothes was primarily the result of gross margin pressures, including both competitive factors and higher product costs that continue to impact the tailored clothing business.

The decrease in gross margin at Ben Sherman reflects (1) higher product costs during fiscal 2012, (2) the competitive factors resulting from the difficult economic conditions that persist in the United Kingdom and Europe, (3) heavier promotions in the direct to consumer business, (4) a greater amount off-price sales and (5) more significant inventory markdowns. The heavier promotions and the higher off-price sales and inventory markdowns, which were necessary measures to appropriately manage inventory levels in the economic environment, were more significant in the second half of fiscal 2012, in part due to the merchandising mix miss in the second half of fiscal 2012.

The gross profit in Corporate and Other in each period primarily reflects the impact on gross profit of our Oxford Golf and Lyons, Georgia distribution center operations offset by the impact of LIFO accounting adjustments, which included significant charges in both fiscal 2012 and fiscal 2011. The LIFO accounting charge was $4.0 million in fiscal 2012 compared to $5.8 million in fiscal 2011.

Our gross profit and gross margin may not be directly comparable to those of our competitors, as statement of operations classification of certain expenses may vary by company.

SG&A

	Fiscal 2012	Fiscal 2011	$ Change	% Change
SG&A	$410,737	$358,582	$52,155	14.5%
SG&A (as % of net sales)	48.0%	47.2%		
Life insurance death benefit gain	$ —	$ (1,155)		

The increase in SG&A was primarily due to (1) higher costs, consisting primarily of employment and advertising expenses, to support the growing Tommy Bahama and Lilly Pulitzer businesses, including support functions for retail, e-commerce and wholesale operations, (2) $17.0 million of incremental SG&A in fiscal 2012 associated with operating additional domestic Tommy Bahama and Lilly Pulitzer stores, including $6.7 million in SG&A charges associated with our Tommy Bahama New York restaurant-retail location which opened in the fourth quarter of fiscal 2012 but incurred pre-opening rent for the majority of the 2012 fiscal year, (3) $9.7 million of incremental SG&A associated with certain infrastructure, pre-opening retail store rent and other costs related to the Tommy Bahama international expansion, (4) the approximately $7 million impact of having an extra week of expenses in the 53-week fiscal 2012 compared to the 52-week fiscal 2011 and (5) higher SG&A for Corporate and Other primarily due to fiscal 2011 being positively impacted by a $1.2 million reduction in SG&A as a result of a life insurance death benefit gain and $1.8 million of transition services fee income. The increases in SG&A for Tommy Bahama, Lilly Pulitzer and Corporate and Other were partially offset by SG&A reductions in Lanier Clothes from fiscal 2011 to fiscal 2012. SG&A for fiscal 2012 and fiscal 2011 included charges of $1.0 million and $1.2 million, respectively, related to the amortization of intangible assets.

Change in fair value of contingent consideration

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Change in fair value of contingent consideration	$6,285	$2,400	$3,885	161.9%

In connection with our acquisition of the Lilly Pulitzer brand and operations in fiscal 2010, we entered into a contingent consideration agreement with the sellers, under which we are obligated to pay certain contingent consideration amounts based on the achievement of certain performance criteria by our Lilly Pulitzer operating group, which payments may be as much as $20 million in the aggregate over the four years subsequent to acquisition. In accordance with GAAP, we have recognized a liability in our consolidated balance sheets for the fair value of this liability at each balance sheet date. Generally, this liability increases in fair value as we approach the date of anticipated payment, resulting in a charge to our consolidated statements of earnings during that period. Further, if we determine that the probability of the amounts being earned changes, it would impact our assessment of the fair value in our consolidated balance sheet, resulting in a charge or income in our consolidated statement of earnings at that time.

During fiscal 2012, we increased the fair value of the contingent consideration by $6.3 million to reflect not only the passage of time, but also our determination that the certainty of the payment of the contingent consideration related to the Lilly Pulitzer acquisition is more probable than we had determined in prior years based on our consideration of, among other things, (1) the fiscal 2011 and fiscal 2012 operating results of the Lilly Pulitzer operating group, (2) projected operating results for Lilly Pulitzer for fiscal 2013 and fiscal 2014, (3) the operating results criteria for the fiscal 2013 and fiscal 2014 amounts to be earned and (4) the shorter remaining term of the contingent consideration agreement. This increase in the change in the fair value of contingent consideration was recognized as a charge to our consolidated statements of operations. We anticipate that the change in contingent consideration for the full year of each of fiscal 2013 and fiscal 2014 will be approximately $0.3 million per year.

Royalties and other operating income

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Royalties and other operating income	$16,436	$16,820	$(384)	(2.3)%

Royalties and other operating income in fiscal 2012 primarily reflect income received from third parties from the licensing of our Tommy Bahama, Ben Sherman and Lilly Pulitzer brands, which were comparable on a consolidated basis to the royalty income recognized in fiscal 2011 with a decrease in Ben Sherman royalty income in fiscal 2012 being offset by increased royalty income in both Tommy Bahama and Lilly Pulitzer.

Operating income (loss)

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Tommy Bahama	$ 69,454	$ 64,171	$ 5,283	8.2%
Lilly Pulitzer	20,267	14,278	5,989	41.9%
Lanier Clothes	10,840	12,862	(2,022)	(15.7)%
Ben Sherman	(10,898)	(2,535)	(8,363)	(329.9)%
Corporate and Other	(20,692)	(19,969)	(723)	(3.6)%
Total operating income	$ 68,971	$ 68,807	$ 164	0.2%
LIFO charges included in Corporate and Other	$ 4,043	$ 5,772		
Charge related to write-up of acquired inventory included in Lilly Pulitzer	$ —	$ 996		
Charge for increase in fair value of contingent consideration included in Lilly Pulitzer	$ 6,285	$ 2,400		
Life insurance death benefit gain included in Corporate and Other	$ —	$ (1,155)		

Operating income, on a consolidated basis, was $69.0 million in fiscal 2012 compared to $68.8 million in fiscal 2011. The 0.2% increase in operating income was primarily due to the higher net sales in Tommy Bahama and Lilly Pulitzer, partially offset by lower operating results in Lanier Clothes and Ben Sherman, SG&A increases in Tommy Bahama and Lilly Pulitzer related to expansion of these brands and a higher charge for the change in fair value of contingent consideration in fiscal 2012. Changes in operating income by operating group are discussed below.

Tommy Bahama:

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Net sales	$528,639	$452,156	$76,483	16.9%
Operating income	$ 69,454	$ 64,171	$ 5,283	8.2%
Operating income as % of net sales	13.1%	14.2%		

The increase in operating income for Tommy Bahama was primarily due to the increased net sales in each distribution channel, as discussed above, which resulted in higher gross profit, partially offset by increased SG&A associated with (1) operating additional retail stores in fiscal 2012 resulting in $14.5 million of additional SG&A, including $6.7 million in SG&A charges associated with our Tommy Bahama New York restaurant-retail location which opened in the fourth quarter of fiscal 2012 but incurred pre-opening rent for the majority of the 2012 fiscal year, (2) incremental infrastructure, pre-opening retail store rent and other costs totaling $9.7 associated with Tommy Bahama's international expansion, (3) higher SG&A, consisting primarily of employment costs and advertising costs, to support the growing Tommy Bahama business, including the retail, e-commerce and wholesale businesses and (4) the approximately $5 million impact of fiscal 2012 being a 53-week year compared to fiscal 2011 being a 52-week year.

Fiscal 2012 included operating losses of $15.9 million related to the Tommy Bahama international expansion and the Tommy Bahama New York store, compared to operating losses of $3.5 million for these items in fiscal 2011. The $15.9 million operating loss in fiscal 2012 related to the Tommy Bahama international expansion and the Tommy Bahama New York store reflect $20.0 million of SG&A costs partially offset by $4.0 million of gross margin related to sales in our international stores and royalty income.

Lilly Pulitzer:

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Net sales	$122,592	$94,495	$28,097	29.7%
Operating income	$ 20,267	$14,278	$ 5,989	41.9%
Operating income as % of net sales	16.5%	15.1%		
Charge related to write-up of acquired inventory	$ —	$ 996		
Charge for increase in fair value of contingent consideration	$ 6,285	$ 2,400		

The improved operating results for Lilly Pulitzer were primarily due to increased net sales in each distribution channel and increased gross margin, and fiscal 2012 not including the $1.0 million charge related to the write-up of inventory at the acquisition of Lilly Pulitzer, each of which contributed to a higher gross profit. The increased gross profit was partially offset by increased SG&A associated with (1) higher SG&A, consisting primarily of employment costs and advertising, to support the growing Lilly Pulitzer business, including our retail, e-commerce and wholesale businesses, (2) $2.5 million of incremental SG&A associated with the cost of operating additional retail stores during fiscal 2012 and (3) the approximately $1 million impact of fiscal 2012 being a 53-week year, but fiscal 2012 being a 52-week year and (4) the higher charge related to the fair value of contingent consideration. Fiscal 2012 was impacted by a $6.3 million charge for the change in the fair value of contingent consideration while the fiscal 2011 charge was $2.4 million, as discussed above.

Lanier Clothes:

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Net sales	$107,272	$108,771	$(1,499)	(1.4)%
Operating income	$ 10,840	$ 12,862	$(2,022)	(15.7)%
Operating income as % of net sales	10.1%	11.8%		

The decrease in operating income for Lanier Clothes was primarily the result of the lower sales and gross margins, partially offset by decreased SG&A related to lower employment costs and advertising costs. The continuing gross margin pressures resulted from both competitive factors and product cost pressures.

Ben Sherman:

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Net sales	$ 81,922	$91,435	$(9,513)	(10.4)%
Operating loss	$(10,898)	$ (2,535)	$(8,363)	(329.9)%
Operating loss as % of net sales	(13.3)%	(2.8)%		

The decline in operating results for Ben Sherman in fiscal 2012 was primarily due to the decreased sales, gross margin and royalty income, each as discussed above as well as certain severance costs associated with the business.

Corporate and Other:

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Net sales	$ 15,117	$ 12,056	$3,061	25.4%
Operating loss	$(20,692)	$(19,969)	$ (723)	(3.6)%
LIFO charges	$ 4,043	$ 5,772		
Life insurance death benefit gain	$ —	$ (1,155)		

The Corporate and Other operating results declined by $0.7 million from a loss of $20.0 million in fiscal 2011 to a loss of $20.7 million in fiscal 2012. The operating results for fiscal 2012 reflect the net impact of LIFO accounting, with charges of $4.0 million and $5.8 million in fiscal 2012 and fiscal 2011, respectively. Fiscal 2011 operating income was also positively impacted by a $1.2 million death benefit gain from a corporate owned life insurance policy and inclusion of $1.8 million of transition services fee income related to our former Oxford Apparel operating group, which was sold in the fourth quarter of fiscal 2010, with no such fees being included in fiscal 2012.

Interest expense, net

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Interest expense, net	$8,939	$16,266	$(7,327)	(45.0)%

Interest expense for fiscal 2012 decreased due to (1) our borrowing at lower interest rates in the second half of fiscal 2012 compared to the second half of fiscal 2011 and (2) our reduction in our average debt levels in the first half of fiscal 2012 compared to the first half of fiscal 2011 as a result of our repurchase of $45.0 million in aggregate principal amount of our Senior Secured Notes during the second and third quarters of fiscal 2011. During the second half of fiscal 2012, substantially all of our borrowings were under our U.S. Revolving Credit Agreement, whereas substantially all of our borrowings in the second half of fiscal 2011 were from our Senior Secured Notes, which had a coupon rate of 11⅜%. The change in the source of our borrowings resulted from our redemption of the remaining outstanding Senior Secured Notes in July 2012, which was funded with borrowings under our U.S. Revolving Credit Agreement and cash on hand. We anticipate that interest expense for fiscal 2013 will be approximately $4.5 million.

Loss on repurchase of senior secured notes

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Loss on repurchase of senior secured notes	$9,143	$9,017	$126	1.4%

In the second and third quarters of fiscal 2011, we repurchased, in privately negotiated transactions, $45.0 million in aggregate principal amount of our Senior Secured Notes for $52.2 million, plus accrued interest. The repurchase of the Senior Secured Notes and related write-off of $1.8 million of unamortized deferred financing costs and discount resulted in a loss of $9.0 million in fiscal 2011.

In July 2012, we redeemed the remaining $105.0 million in aggregate principal amount of our Senior Secured Notes for $111.0 million, plus accrued interest, using borrowings under our U.S. Revolving Credit Agreement and cash on hand. The redemption of the Senior Secured Notes and related write-off of $3.1 million of unamortized deferred financing costs and discount resulted in a loss of $9.1 million.

Income taxes

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Income taxes	$19,572	$14,281	$5,291	37.0%
Effective tax rate	38.5%	32.8%		

Income tax expense for fiscal 2012 increased compared to fiscal 2011, primarily due to higher earnings in fiscal 2012 as well as an increase in the effective tax rate. Income taxes for fiscal 2012 were impacted by losses in foreign jurisdictions for which we were not able to recognize an income tax benefit and a greater proportion of our earnings being in jurisdictions with higher tax rates, which was offset by favorable discrete items during the period, including the reduction in income tax contingency reserves by $2.2 million related to the expiration of the corresponding statute of limitations, the impact of a change in our assertion of permanent reinvestment of foreign earnings, and a reduction in enacted tax rates in certain jurisdictions. Income taxes for fiscal 2011 were impacted by certain favorable discrete items, including the reduction of income tax contingency reserves upon the expiration of the corresponding statute of limitations, favorable permanent differences and tax credits which do not necessarily fluctuate with earnings and a reduction in enacted tax rates in certain jurisdictions, as well as the recognition of an income tax benefit for losses in foreign jurisdictions. We anticipate that our effective tax rate in future periods will be higher than the 38.5% effective tax rate in fiscal 2012 as our foreign losses in future periods will likely not provide a tax benefit in the near term, and we likely will not benefit from certain discrete items to the degree we did in fiscal 2012.

Net earnings

	Fiscal 2012	Fiscal 2011
Earnings from continuing operations	$31,317	$29,243
Earnings from continuing operations per diluted common share	$ 1.89	$ 1.77
Weighted average common shares outstanding-diluted	16,586	16,529

The increase in earnings from continuing operations for fiscal 2012 compared to fiscal 2011 was primarily due to (1) higher sales in Tommy Bahama and Lilly Pulitzer, (2) lower interest expense due to lower borrowings and lower interest rates in fiscal 2012 and (3) no purchase accounting adjustments in fiscal 2012, each as discussed above. These items were partially offset by (1) lower sales and operating results at Lanier Clothes and Ben Sherman, (2) higher SG&A in Tommy Bahama and Lilly Pulitzer to support the continued growth and expansion of these brands, (3) a more significant charge for change in fair value of contingent consideration in fiscal 2012, and (4) a higher effective tax rate during fiscal 2012, each as discussed above.

FISCAL 2011 COMPARED TO FISCAL 2010

The discussion and tables below compare certain line items included in our statements of operations for fiscal 2011 to fiscal 2010. Each dollar and percentage change provided reflects the change between these periods unless indicated otherwise. Each dollar and share amount included in the tables is in thousands except for per share amounts.

Net Sales

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Tommy Bahama	$452,156	$398,510	$ 53,646	13.5%
Lilly Pulitzer	94,495	5,959	88,536	NM
Lanier Clothes	108,771	103,733	5,038	4.9%
Ben Sherman	91,435	86,920	4,515	5.2%
Corporate and Other	12,056	8,825	3,231	36.6%
Total net sales	$758,913	$603,947	$154,966	25.7%

Consolidated net sales increased $155.0 million, or 25.7%, in fiscal 2011 compared to fiscal 2010 primarily due to the net sales related to the Lilly Pulitzer business and the increase in net sales at Tommy Bahama, each as discussed below.

Tommy Bahama:

The $53.6 million increase in net sales for Tommy Bahama was primarily driven by increased (1) increased comparable store sales, which includes sales of our full-price retail stores and our e-commerce sites of $30.1 million to $202.7 million in fiscal 2011 compared to $172.6 million in fiscal 2010, (2) a net sales increase of $10.2 million for stores opened in fiscal 2010 and fiscal 2011 and (3) a net sales increase of $7.9 million in our wholesale business. Additionally, restaurant sales and sales at outlet stores opened for all of fiscal 2010 and fiscal 2011 also increased in fiscal 2011. Tommy Bahama unit sales increased 6.8% due to the higher volume in each distribution channel, and the average selling price per unit increased 7.4%, primarily as a result of the higher proportion of net sales from the direct to consumer channel of distribution and higher product sales prices generally as certain product cost increases were recovered from consumers. As of January 28, 2012, Tommy Bahama operated 96 retail stores compared to 89 retail stores as of January 29, 2011.

Lilly Pulitzer:

We acquired the Lilly Pulitzer brand and operations on December 21, 2010. Therefore, our consolidated operating results for the first 10½ months of fiscal 2010 did not include any operating activities for Lilly Pulitzer. Net sales for Lilly Pulitzer for fiscal 2011 were $94.5 million. By way of comparison, the Lilly Pulitzer brand and operations generated $72.5 million of net sales during fiscal 2010, of which only $6.0 million was included in our consolidated operating results. The increase of $22.0 million in net sales from that generated by the Lilly Pulitzer brand in fiscal 2010 to Lilly Pulitzer's sales in fiscal 2011 reflects increases in each channel of distribution, consisting of a $9.6 million increase in wholesale sales, a $7.5 million increase in e-commerce sales and a $4.9 million increase in retail store sales. During fiscal 2011 we operated 16 Lilly Pulitzer retail stores, compared to the operation of 19 Lilly Pulitzer retail stores in fiscal 2010 with three of the 19 retail stores being closed prior to the start of fiscal 2011.

Lanier Clothes:

The increase in net sales for Lanier Clothes was primarily due to $5.9 million in increased net sales in branded tailored clothing products, which was partially offset by a $0.9 million decline in private label sales. The average selling price per unit increased 6.7% as a result of the change in sales mix as our branded tailored clothing products, which typically have a higher average selling price than our private label products, represented a greater percentage of net sales for Lanier Clothes in fiscal 2011. A decrease in unit sales of 1.7% was primarily driven by the decreased sales in the private label businesses, which was partially offset by an increase in unit sales of branded tailored clothing products.

Ben Sherman:

Net sales for Ben Sherman in fiscal 2011 increased by $4.5 million, or 5.2%, from fiscal 2010 primarily due to a $4.0 million increase in retail sales, with the majority of the increase in retail sales resulting from higher comparable retail store sales and the remainder being increased sales at outlet stores and new retail stores. The net sales for fiscal 2011 reflect an increase in the average selling price per unit of 17.3%, which was partially offset by a decrease in unit volume of 10.4%. The increase in average selling price per unit was due to (1) our strategy to improve the wholesale distribution of the brand, (2) a greater proportion of Ben Sherman's total sales being retail sales, which generally have higher selling prices, during fiscal 2011, (3) the favorable foreign currency translation impact of a 3.8% change in average exchange rates between the two periods and (4) the $2.0 million of net sales associated with the previously exited women's and footwear businesses, much of which was sold at close out prices in fiscal 2010 with no such sales in fiscal 2011. The reduced unit volume was primarily the result of our continuing strategy to improve the wholesale distribution of the brand, as reduced unit sales to certain moderate department stores have not yet been replaced with sales to targeted upper tier retailers, as well as the lack of close out sales associated with our previously exited women's and footwear businesses in fiscal 2011.

Corporate and Other:

Corporate and Other net sales primarily consisted of the net sales of our Oxford Golf business and our Lyons, Georgia distribution center. The increase in the net sales for Corporate and Other was primarily driven by the higher net sales in our Oxford Golf business during fiscal 2011.

Gross Profit

The first table below presents gross profit by operating group and in total for fiscal 2011 and fiscal 2010 as well as the change between those two periods. The second table presents gross margin, which is calculated as gross profit divided by net sales by operating group, and in total for fiscal 2011 and fiscal 2010.

Gross Profit	Fiscal 2011	Fiscal 2010	$ Change	% Change
Tommy Bahama	$276,567	$242,789	$33,778	13.9%
Lilly Pulitzer	56,376	2,821	53,555	NM
Lanier Clothes	34,108	33,795	313	0.9%
Ben Sherman	46,473	48,026	(1,553)	(3.2)%
Corporate and Other	(555)	(24)	(531)	NM
Total	$412,969	$327,407	$85,562	26.1%
LIFO charges included in Corporate and Other	$ 5,772	$ 3,792		
Charge related to write-up of acquired inventory included in Lilly Pulitzer	$ 996	$ 764		

Gross Margin	Fiscal 2011	Fiscal 2010
Tommy Bahama	61.2%	60.9%
Lilly Pulitzer	59.7%	NM
Lanier Clothes	31.4%	32.6%
Ben Sherman	50.8%	55.3%
Corporate and Other	NM	NM
Total	54.4%	54.2%

The increase in consolidated gross profit was primarily due to higher net sales in each operating group, as discussed above, as well as the impact of changes in gross margin by operating group, as discussed below.

The increase in gross margin at Tommy Bahama was primarily due to a change in sales mix with direct to consumer sales, which generally have a higher gross margin, representing a greater proportion of Tommy Bahama's net sales in fiscal 2011 as compared to fiscal 2010. Fiscal 2010 operating results for Lilly Pulitzer only included six weeks of activity. Therefore, gross margins for Lilly Pulitzer have not been provided for fiscal 2010 as they would not be meaningful for purposes of a year-to-year comparison. The gross profit and gross margin for Lilly Pulitzer for fiscal 2011 and fiscal 2010 were negatively impacted by $1.0 million and $0.8 million, respectively, of charges to cost of goods sold resulting from the write-up of acquired inventory to fair value pursuant to the purchase method of accounting in connection with the sale of the acquired inventory. The decrease in gross margin at Lanier Clothes was primarily the result of the gross margin pressures, including competitive factors and higher product costs. The decrease in gross margin at Ben Sherman reflects gross margin erosion resulting from higher product costs, which in most cases were not passed on to Ben Sherman's customers. The gross profit in Corporate and Other in each period primarily reflects the impact on gross profit of our Oxford Golf and Lyons, Georgia distribution center offset by the impact of LIFO accounting, which included significant charges in both fiscal 2011 and fiscal 2010.

On a consolidated basis, the increase in gross margins was primarily due to changes in the sales mix in fiscal 2011 compared to fiscal 2010. The changes in sales mix included (1) the inclusion of Lilly Pulitzer operating results for a full year in fiscal 2011, and (2) direct to consumer sales making up a larger proportion of Tommy Bahama sales. These items, which positively impacted gross margins, were partially offset by the negative impact on our gross profit and gross margin of (1) the net impact of LIFO accounting, which included $5.8 million of charges in fiscal 2011 compared to $3.8 million of charges in fiscal 2010, and (2) gross margin declines in Lanier Clothes and Ben Sherman in fiscal 2011.

Our gross profit and gross margin may not be directly comparable to those of our competitors, as statement of operations classification of certain expenses may vary by company.

SG&A

	Fiscal 2011	Fiscal 2010	$ Change	% Change
SG&A	$358,582	$301,975	$56,607	18.7%
SG&A (as % of net sales)	47.2%	50.0%		
Life insurance death benefit gain	$ (1,155)	—		
Restructuring and other charges	—	$ 3,212		
Acquisition transaction costs	—	$ 848		
Environmental reserve reduction	—	$ (2,242)		

The increase in SG&A was primarily due to fiscal 2011 including (1) $40.6 million of SG&A associated with Lilly Pulitzer, compared to $3.2 million in fiscal 2010, (2) the incremental SG&A of $4.7 million associated with the costs of operating Tommy Bahama retail stores which opened during fiscal 2010 and fiscal 2011, (3) certain infrastructure and other costs related to the Tommy Bahama international expansion totaling $3.6 million and (4) the net impact of certain retail store asset impairments offset by any associated write-offs of deferred rent credits associated with the impaired assets that were closed or are anticipated to be closed totaling $1.2 million. These increases were partially offset by the death benefit of a corporate owned life insurance policy of $1.2 million in fiscal 2011. In fiscal 2010, SG&A was impacted by $3.2 million of restructuring charges in Ben Sherman, $0.8 million of transaction costs associated with the Lilly Pulitzer acquisition and a $2.2 million reduction of an environmental reserve liability. SG&A as a percentage of net sales benefitted from leveraging, as our net sales increased at a greater rate than the increase in SG&A, as certain SG&A costs do not fluctuate with sales levels.

Amortization of intangible assets, which is included in SG&A and totaled $1.2 million and $1.0 million in fiscal 2011 and fiscal 2010, respectively, reflects the amortization of acquired intangible assets for Tommy Bahama, Lilly Pulitzer and Ben Sherman.

Change in fair value of contingent consideration

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Change in fair value of contingent consideration	$2,400	$200	$2,200	NM

In connection with the acquisition of the Lilly Pulitzer brand and operations, we entered into a contingent consideration agreement with the sellers, whereby we will be obligated to pay certain contingent consideration amounts based on the achievement of certain performance criteria by our Lilly Pulitzer operating group, which may be as much as $20 million in the aggregate over the four years subsequent to the acquisition. In accordance with GAAP, we have recognized a liability in our consolidated balance sheets for the fair value of this liability. This liability increases in fair value as we approach the date of anticipated payment, resulting in a charge to our consolidated statements of earnings during that period. Thus, the amounts reflected in our statements of earnings reflect the change in fair value of the contingent consideration obligations. Prior to the acquisition of the Lilly Pulitzer brand and operations, we did not have any contingent consideration arrangements requiring adjustment to fair value. The increase in change in fair value of contingent consideration was due to fiscal 2011 including a full year, whereas, fiscal 2010 only included a six week period.

Royalties and other operating income

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Royalties and other operating income	$16,820	$15,430	$1,390	9.0%

The increase in royalties and other operating income was primarily due to the royalty income associated with the recently acquired Lilly Pulitzer business as well as increased royalty income in Ben Sherman and Tommy Bahama.

Operating income (loss)

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Tommy Bahama	$ 64,171	$ 51,081	$13,090	25.6%
Lilly Pulitzer	14,278	(372)	14,650	NM
Lanier Clothes	12,862	14,316	(1,454)	(10.2)%
Ben Sherman	(2,535)	(2,664)	129	4.8%
Corporate and Other	(19,969)	(21,699)	1,730	8.0%
Total operating income	$ 68,807	$ 40,662	$28,145	69.2%
LIFO charges included in Corporate and Other	$ 5,772	$ 3,792		
Charge related to write-up of acquired inventory included in Lilly Pulitzer	$ 996	$ 764		
Charge for increase in fair value of contingent consideration included in Lilly Pulitzer	$ 2,400	$ 200		
Life insurance death benefit gain included in Corporate and Other	$ (1,155)	$ —		
Restructuring charges included in Ben Sherman	—	$ 3,212		
Acquisition transaction costs included in Corporate and Other	—	$ 848		
Environmental reserve reduction included in Corporate and Other	—	$ (2,242)		

Operating income, on a consolidated basis, increased to $68.8 million in fiscal 2011 from $40.7 million in fiscal 2010. The $28.1 million increase in operating income was primarily due to (1) the inclusion of a full year of operating income for Lilly Pulitzer including charges related to the write-up of acquired inventory and increase in the fair value of contingent consideration, (2) higher net sales and improved operating results in Tommy Bahama, (3) the impact on Corporate and Other in fiscal 2011 of a $1.2 million gain associated with a corporate owned life insurance death benefit and (4) fiscal 2010 including the net impact of $3.2 million of restructuring charges, $0.8 million of acquisition transaction costs and a $2.2 million reduction of an environmental reserve liability. These positive items were partially offset by (1) the net $2.0 million impact of LIFO accounting charges and (2) lower operating results in Lanier Clothes and Ben Sherman resulting from competitive factors and product cost increases. Changes in operating income by operating group are discussed below.

Tommy Bahama:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$452,156	$398,510	$53,646	13.5%
Operating income	$ 64,171	$ 51,081	$13,090	25.6%
Operating income as % of net sales	14.2%	12.8%		

The increase in operating income for Tommy Bahama was primarily due to the increased net sales. The increased sales were partially offset by (1) increased SG&A of $4.7 million associated with the cost of operating additional retail stores during fiscal 2011, (2) $3.6 million of costs associated with Tommy Bahama's international expansion and (3) the $1.2 million net impact of certain retail store impairments offset by any associated write-offs of deferred rent credits associated with retail stores that were closed or anticipated to be closed.

Lilly Pulitzer:

	Fiscal 2011	Fiscal 2010
Net sales	$94,495	$5,959
Operating income (loss)	$14,278	$ (372)
Operating income (loss) as % of net sales	15.1%	(6.2)%
Charge related to write-up of acquired inventory	$ 996	$ 764
Charge for increase in fair value of contingent consideration	$ 2,400	$ 200

We acquired the Lilly Pulitzer brand and operations on December 21, 2010. Therefore, there was less than two months of operating income for Lilly Pulitzer included in our consolidated operating results in fiscal 2010. The operating results for fiscal 2011 reflect a significant increase in operating income from the prior year comparable period, which were not included in our consolidated operating results, due to an increase in sales in all channels of distribution, as discussed above. The fiscal 2011 operating results were negatively impacted by $1.0 million of charges in the first quarter to cost of goods sold resulting from the write-up of acquired inventory to fair value pursuant to the purchase method of accounting in connection with the sale of acquired inventory. GAAP requires that all assets acquired as part of an acquisition, including inventory, be recorded at fair value, rather than its original cost. This write-up was recognized as an increase to cost of goods sold as the inventory is sold in the ordinary course of business. We do not anticipate that there will be any such charges to cost of goods sold in future periods. Additionally, the Lilly Pulitzer operating results for fiscal 2011 included a $2.4 million charge related to the change in the fair value of contingent consideration, as discussed above.

Lanier Clothes:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$108,771	$103,733	$ 5,038	4.9%
Operating income	$ 12,862	$ 14,316	$(1,454)	(10.2)%
Operating income as % of net sales	11.8%	13.8%		

The decrease in operating income for Lanier Clothes, despite higher sales levels, was primarily the result of gross margin pressures and increased SG&A, including higher royalty and advertising expenses as a result of the higher branded sales, during fiscal 2011.

Ben Sherman:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$91,435	$86,920	$4,515	5.2%
Operating loss	$(2,535)	$(2,664)	$ 129	4.8%
Operating loss as % of net sales	(2.8)%	(3.1)%		
Restructuring charges	$ —	$ 3,212		

The operating loss for Ben Sherman was comparable for fiscal 2011 and fiscal 2010. The impact of higher sales as discussed above as well as lower SG&A were offset by gross margin erosion. The gross margin erosion for Ben Sherman primarily reflects higher product costs, which in most cases were not passed on to Ben Sherman customers. The lower SG&A in fiscal 2011 was primarily due to fiscal 2010 including $3.2 million or restructuring charges.

Corporate and Other:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$ 12,056	$ 8,825	$3,231	36.6%
Operating loss	$(19,969)	$(21,699)	$1,730	8.0%
LIFO charges	$ 5,772	$ 3,792		
Life insurance death benefit gain	$ (1,155)	$ —		
Acquisition transaction costs	—	$ 848		
Environmental reserve reduction	—	$ (2,242)		

The Corporate and Other operating results improved by $1.7 million from a loss of $21.7 million in fiscal 2010 to a loss of $20.0 million in fiscal 2011. The improved operating results for fiscal 2011 were primarily due to (1) $1.8 million of transition services fee income related to our former Oxford Apparel operating group, which was sold in the fourth quarter of fiscal 2010, (2) $1.5 million lower employee compensation costs in fiscal 2011 and (3) the $1.2 million death benefit from a corporate owned life insurance policy. These improved operating results were partially offset by the net $2.0 million impact of LIFO accounting charges between the two years. Fiscal 2010 Corporate and Other operating loss included the net impact of the $2.2 million reduction in an environmental reserve liability and $0.8 million of transaction costs associated with the Lilly Pulitzer acquisition.

Interest expense, net

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Interest expense, net	$16,266	$19,887	$(3,621)	(18.2)%

Interest expense for fiscal 2011 decreased due to the reduction in debt levels as a result of our repurchase of $45.0 million in aggregate principal amount of our Senior Secured Notes during fiscal 2011. Interest expense for both periods primarily reflects (1) interest incurred with respect to our outstanding Senior Secured Notes, (2) amortization of deferred financing costs associated with our outstanding Senior Secured Notes and our U.S. Revolving Credit Agreement and (3) interest associated with our U.K. Revolving Credit Agreement. Amortization of deferred financing costs, which is included in interest expense, net was $1.7 million and $2.0 million in fiscal 2011 and fiscal 2010, respectively, with the decrease in amortization of deferred financing costs also primarily being related to the repurchase of $45.0 million of our Senior Secured Notes.

Loss on repurchase of senior secured notes

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Loss on repurchase of senior secured notes	$9,017	$—	$9,017	NM

In fiscal 2011, we repurchased, in privately negotiated transactions, $45.0 million in aggregate principal amount of our Senior Secured Notes for $52.2 million, plus accrued interest, using cash on hand. The repurchase of the Senior Secured Notes and related write-off of $1.8 million of unamortized deferred financing costs and discount resulted in a loss on repurchase of senior secured notes of $9.0 million.

Income taxes

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Income taxes	$14,281	$4,540	$9,741	214.6%
Effective tax rate	32.8%	21.9%		

Income tax expense for fiscal 2011 increased compared to fiscal 2010, primarily due to higher earnings in fiscal 2011 as well as an increase in the effective tax rate. Income taxes for both periods were impacted by certain discrete items, including a decrease in income tax contingency reserves upon the expiration of the corresponding statute of limitations, favorable permanent differences and tax credits which do not necessarily fluctuate with earnings, and net changes in the value of deferred tax assets and liabilities due to changes in enacted tax rates. The impact of these discrete items on the effective tax rate was much more significant in fiscal 2010 due to the lower earnings level in fiscal 2010 and their magnitude.

Net earnings

	Fiscal 2011	Fiscal 2010
Earnings from continuing operations	$29,243	$16,235
Earnings from continuing operations per diluted common share	$ 1.77	$ 0.98
Earnings from discontinued operations, net of taxes	$ 137	$62,423
Earnings from discontinued operations, net of taxes, per diluted common share	$ 0.01	$ 3.77
Net earnings	$29,380	$78,658
Net earnings per diluted common share	$ 1.78	$ 4.75
Weighted average common shares outstanding-diluted	16,529	16,551

The increase in earnings from continuing operations was primarily due to the inclusion of the Lilly Pulitzer operating results, higher operating income in our Tommy Bahama operating group and lower interest expense, partially offset by the $9.0 million loss on repurchase of $45.0 million of our Senior Secured Notes, as discussed above.

Earnings from discontinued operations reflect the operations related to substantially all of our former Oxford Apparel operating group, which we sold in the fourth quarter of fiscal 2010. The operating results of the discontinued operations reflect substantially all of the normal operating activities of our former Oxford Apparel operating group in the first 11 months of fiscal 2010 as well as the gain on sale in fiscal 2010. However, the fiscal 2011 earnings from discontinued operations reflect certain wind-down and transition activities and an adjustment to the gain on sale upon finalization of the working capital adjustment in fiscal 2011.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our primary source of revenue and cash flow is our distribution of apparel products through our direct to consumer and wholesale channels of distribution. Our primary uses of cash flow include the acquisition of apparel products in the operation of our business, as well as employee compensation and benefits, occupancy costs, marketing and advertising costs, other general and administrative operating expenses, funding of capital expenditures for retail stores and information technology initiatives, payment of quarterly dividends, periodic interest payments related to our financing arrangements and repayment of indebtedness. As we purchase products for sale prior to selling the products to our customers in both our direct to consumer and wholesale operations, in the ordinary course of business, we maintain certain levels of inventory and we also extend credit to our wholesale customers. These factors impact our working capital levels. If cash inflows are less than cash outflows, we have access to amounts under our U.S. Revolving Credit Agreement and U.K. Revolving Credit Agreement, subject to their terms, each of which is described below. We may seek to finance future capital investment programs through various methods, including, but not limited to, cash on hand, cash flow from operations, borrowings under our current or additional credit facilities and sales of debt or equity securities.

As of February 2, 2013, we had $7.5 million of cash on hand with $116.5 million of borrowings outstanding and $105.7 million of availability under our revolving credit agreements. We believe our balance sheet and anticipated positive cash flows from operating activities in the future provides us with ample opportunity to continue to invest in our brands and our direct to consumer initiatives in future periods.

Key Liquidity Measures

($ in thousands)	February 2, 2013	January 28, 2012	$ Change	% Change
Current assets	$222,390	$214,070	$8,320	3.9%
Current liabilities	124,266	117,554	6,712	5.7%
Working capital	$ 98,124	$ 96,516	$1,608	1.7%
Working capital ratio	1.79	1.82		
Debt to total capital ratio	34%	34%		

Our working capital ratio is calculated by dividing total current assets by total current liabilities. Both current assets and current liabilities increased slightly from January 28, 2012 to February 2, 2013, each as discussed below, resulting in a comparable working capital ratio at both period ends.

For the ratio of debt to total capital, debt is defined as short-term and long-term debt, and total capital is defined as debt plus shareholders' equity. Debt was $116.5 million at February 2, 2013 and $106.0 million at January 28, 2012, while shareholders' equity was $229.8 million at February 2, 2013 and $204.1 million at January 28, 2012. The comparable debt to total capital ratio at February 2, 2013 and January 28, 2012 reflects an increase in debt, but also an increase in shareholders' equity. The increase in debt was primarily due to (1) $60.7 million of capital expenditures incurred in fiscal 2012, (2) $9.9 million of dividends paid on our common stock, (3) $6.0 million premium required to redeem our Senior Secured Notes in the second quarter of fiscal 2012 and (4) $5.0 million of payments related to the Lilly Pulitzer contingent consideration arrangement, which in the aggregate exceeded the $67.5 million of cash flows from operations during fiscal 2012. Our debt levels and ratio of debt to total capital in future periods may not be comparable to historical amounts as we continue to assess, and possibly make changes to, our capital structure. Changes in our capital structure in the future, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Balance Sheet

The following tables set forth certain information included in our consolidated balance sheets (in thousands) and calculations of changes in the information included in our consolidated balance sheets. Below each table are explanations for any significant changes in the balances at February 2, 2013 compared to January 28, 2012.

Current Assets:

	February 2, 2013	January 28, 2012	$ Change	% Change
Cash and cash equivalents	$ 7,517	$ 13,373	$(5,856)	(43.8)%
Receivables, net	62,805	59,706	3,099	5.2%
Inventories, net	109,605	103,420	6,185	6.0%
Prepaid expenses, net	19,511	17,838	1,673	9.4%
Deferred tax assets	22,952	19,733	3,219	16.3%
Total current assets	222,390	214,070	8,320	3.9%

Cash and cash equivalents as of February 2, 2013 reflects a typical cash amount maintained on an ongoing basis in our operations, with any excess cash generally being used to repay amounts outstanding under our revolving credit agreements, if any. At January 28, 2012, we had excess cash as we had no amounts outstanding under our U.S. Revolving Credit Agreement. Receivables, net as of February 2, 2013 increased compared to January 28, 2012 primarily due to the increased wholesale sales in our operating groups in the last two months of fiscal 2012 compared to the last two months of fiscal 2011 which was a result of timing of shipments within the quarter as well as an increase in wholesale sales.

Inventories, net as of February 2, 2013 increased from January 28, 2012 primarily to support anticipated sales growth and additional retail stores for Tommy Bahama and Lilly Pulitzer, while inventory levels at both Lanier Clothes and Ben Sherman decreased from January 28, 2012. The increase in prepaid expenses, net from January 28, 2012 to February 2, 2013 was primarily due to the timing of payments and recognition of the related expense for certain prepaid items, including product samples and rent. Deferred tax assets increased from January 28, 2012 primarily as a result of the change in timing differences associated with inventory, compensation accruals and sales reserves, which were partially offset by changes in other accruals.

Non-current Assets:

	February 2, 2013	January 28, 2012	$ Change	% Change
Property and equipment, net	$128,882	$ 93,206	$35,676	38.3%
Intangible assets, net	164,317	165,193	(876)	(0.5)%
Goodwill	17,275	16,495	780	4.7%
Other non-current assets, net	23,206	20,243	2,963	14.6%
Total non-current assets, net	$333,680	$295,137	$38,543	13.1%

The increase in property and equipment, net at February 2, 2013 was primarily due to capital expenditures during fiscal 2012, which were partially offset by depreciation expense in fiscal 2012. The decrease in intangible assets, net was primarily due to amortization of intangible assets associated with Tommy Bahama, Lilly Pulitzer and Ben Sherman in fiscal 2012 as well as the impact of foreign currency exchange rates on the intangible assets. The increase in goodwill from January 28, 2012 was primarily related to the goodwill associated with our acquisition of the Tommy Bahama business in Australia from our former licensee that operated that business. The increase in other non-current assets was primarily due to security deposit payments for certain international retail store lease agreements and higher asset balances set aside for potential deferred compensation obligations, partially offset by decreases in deferred financing costs.

Liabilities:

	February 2, 2013	January 28, 2012	$ Change	% Change
Current liabilities	$124,266	$117,554	$ 6,712	5.7%
Long-term debt	108,552	103,405	5,147	5.0%
Non-current contingent consideration	14,450	10,645	3,805	35.7%
Other non-current liabilities	44,572	38,652	5,920	15.3%
Non-current deferred income taxes	34,385	34,882	(497)	(1.4)%
Total liabilities	$326,225	$305,138	21,087	6.9%

The change in current liabilities at February 2, 2013 compared to January 28, 2012 was primarily due to higher amounts outstanding under our U.K. Revolving Credit Agreement and higher accrued compensation partially offset by a lower contingent consideration current liability and lower accounts payable and accrued expenses at February 2, 2013. The increase in debt at February 2, 2013 compared to January 28, 2012 was primarily a result of the significant cash flows in fiscal 2012 including (1) $60.7 million of capital expenditures incurred in fiscal 2012, (2) $9.9 million of dividends paid on our common stock, (3) a $6.0 million premium required to redeem our Senior Secured Notes in the second quarter of fiscal 2012 and (4) $5.0 million of payments related to the Lilly Pulitzer contingent consideration arrangement, which in the aggregate exceeded the $67.5 million of cash flows from operations during fiscal 2012. The increase in non-current contingent consideration from January 28, 2012 was primarily due to the fiscal 2012 adjustment to fair value of $6.4 million recognized in our consolidated statement of earnings, which was partially offset by the payment of the fiscal 2012 contingent consideration obligation of $2.5 million. Other non-current liabilities increased as of February 2, 2013 compared to the prior year primarily due to increases in deferred rent and deferred compensation liabilities partially offset by a $2.2 million reduction in reserves for uncertain tax positions. Non-current deferred income taxes, which did not change significantly from the prior year in total, decreased from January 28, 2012 to February 2, 2013 primarily as a result of the change in timing differences associated with intangible assets, deferred rent liabilities, deferred tax on foreign earnings and the impact of changes in the effective tax rate at which certain timing differences are expected to reverse in the future, which offset the change in timing differences associated with depreciation.

Statement of Cash Flows

The following table sets forth the net cash flows resulting in the change in our cash and cash equivalents (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net cash provided by operating activities	$ 67,452	$ 44,645	$ 35,691
Net cash used in investing activities	(62,515)	(35,708)	(71,553)
Net cash used in financing activities	(10,948)	(57,216)	(11,223)
Net cash provided by discontinued operations	—	17,479	82,860
Net change in cash and cash equivalents	$ (6,011)	$(30,800)	$ 35,775

Fiscal 2012 Compared to Fiscal 2011

Cash and cash equivalents on hand was $7.5 million and $13.4 million at February 2, 2013 and January 28, 2012, respectively. Changes in cash flows in fiscal 2012 and fiscal 2011 related to operating activities, investing activities, financing activities and discontinued operations are discussed below.

Operating Activities:

In fiscal 2012, operating activities generated $67.5 million of cash, while in fiscal 2011, operating activities generated $44.6 million of cash, with the increase in cash flow from operating activities for fiscal 2012 primarily being due to more favorable changes in working capital accounts and an increase in net earnings, both as compared to the prior year. The cash flow from operating activities was primarily the result of net earnings for the relevant period, adjusted for non-cash activities such as depreciation, amortization, stock compensation expense and a change in fair value of contingent consideration as well as the loss on repurchase of senior secured notes and the net impact of changes in our working capital accounts. In fiscal 2012, the more significant changes in working capital were a decrease in current liabilities, an increase in receivables and an increase in non-current assets each of which decreased cash and was partially offset by the impact of an increase in other non-current liabilities. In fiscal 2011, the more significant changes in working capital were an increase in inventories, receivables, prepaid expenses and a decrease in non-current liabilities, each of which decreased cash and were partially offset by an increase in current liabilities.

Investing Activities:

During fiscal 2012 and fiscal 2011, investing activities used $62.5 million and $35.7 million, respectively, of cash. During fiscal 2012 and fiscal 2011, $60.7 million and $35.3 million, respectively, of cash was used for capital expenditures primarily related to costs associated with new retail stores, information technology initiatives, retail store and restaurant remodeling and distribution center enhancements. During fiscal 2012, we also paid $1.8 million related to our acquisition of the assets and operations of the Tommy Bahama business in Australia from our former licensee that operated that business.

Financing Activities:

During fiscal 2012, financing activities used $10.9 million of cash, while in fiscal 2011 financing activities used $57.2 million of cash with changes in debt being the most significant changes in financing activities during each period. In fiscal 2012, we increased debt by $10.5 million, while replacing our borrowings under our Senior Secured Notes with borrowings under our U.S. Revolving Credit Agreement. During fiscal 2012, we paid $5.0 million for the payment of the fiscal 2011 and fiscal 2012 contingent consideration payments related to the Lilly Pulitzer acquisition. During fiscal 2011, we reduced debt by $49.6 million by using cash on hand to repurchase a portion of our Senior Secured Notes. We used $9.9 million and $8.6 million of cash to pay dividends during fiscal 2012 and fiscal 2011, respectively.

Discontinued Operations:

The cash flows provided by discontinued operations reflect cash flow provided by or used in the activities of our discontinued operations, which include the operations related to substantially all of our former Oxford Apparel operating group. There were no cash flows from discontinued operations in fiscal 2012, while the cash flow from discontinued operations in fiscal 2011 primarily reflects the conversion of assets related to the discontinued operations into cash, net of the use of cash to pay liabilities, including income taxes, associated with the sold business during fiscal 2011.

Fiscal 2011 Compared to Fiscal 2010

Cash and cash equivalents on hand was $13.4 million and $44.1 million at January 28, 2012 and January 29, 2011, respectively. Changes in cash flows in fiscal 2011 and fiscal 2010 related to operating activities, investing activities, financing activities and discontinued operations are discussed below.

Operating Activities:

The operating cash flows for fiscal 2011 and fiscal 2010 of $44.6 million and $35.7 million, respectively, were primarily the result of net earnings for the relevant period, adjusted for non-cash activities such as depreciation, amortization, stock compensation expense, change in fair value of contingent consideration and loss on repurchase of senior secured notes, as well as changes in our working capital accounts. The increase in cash flow from operations between the two periods was primarily due to the higher earnings in fiscal 2011, despite the $9.0 million loss on repurchase of $45.0 million aggregate principal amount of our Senior Secured Notes. In fiscal 2011, the more significant changes in working capital were increases in inventories, receivables and prepaid expenses and a decrease in other non-current liabilities, each of which decreased cash, and were partially offset by an increase in current liabilities during fiscal 2011. In fiscal 2010, the more significant changes in working capital were increases in inventories and accounts payable as we increased our inventory in anticipation of higher sales for spring 2011.

Investing Activities:

During fiscal 2011 and fiscal 2010, investing activities used $35.7 million and $71.6 million, respectively, of cash. In fiscal 2010, we used $58.3 million of cash to acquire the Lilly Pulitzer brand and operations. Capital expenditures of $35.3 million in fiscal 2011 primarily related to costs associated with new retail stores, information technology initiatives, distribution center enhancements and retail and restaurant remodeling, while the $13.3 million in fiscal 2010 primarily related to costs associated with new retail stores and information technology initiatives.

Financing Activities:

During fiscal 2011 and fiscal 2010, financing activities used $57.2 million and $11.2 million, respectively, of cash. In fiscal 2011, we paid $52.2 million, plus accrued interest, for the repurchase of $45.0 million aggregate principal amount of our Senior Secured Notes and paid $8.6 million of dividends. In fiscal 2010, we used cash generated from operating activities to pay $7.3 million of dividends and repay $4.1 million of company owned life insurance policy loans, while also accumulating cash on hand at January 29, 2011.

Discontinued Operations:

The cash flows provided by discontinued operations reflect cash flow provided by or used in the activities of our discontinued operations, which include the operations related to substantially all of our former Oxford Apparel operating group. The cash flow from discontinued operations in fiscal 2011 primarily reflects the conversion of assets related to the discontinued operations into cash, net of the use of cash to pay liabilities, including income taxes, associated with the sold business during fiscal 2011 as well as the receipt of $3.7 million of cash related to the sale of our former Oxford Apparel operating group which was received in fiscal 2011. The cash flows provided by discontinued operations in fiscal 2010 reflect the $102.8 million of proceeds from the sale of the discontinued operations during fiscal 2010, as well as the cash flow generated by the normal operations discontinued operations during fiscal 2010 prior to the January 2011 sale, which consisted of earnings from the discontinued operations less increased working capital requirements during the year.

Liquidity and Capital Resources

The table below provides a description of our significant financing arrangements and the amounts outstanding under these financing arrangements (in thousands) as of February 2, 2013:

$235 million U.S. Secured Revolving Credit Facility ("U.S. Revolving Credit Agreement")	$108,552
£7 million Senior Secured Revolving Credit Facility ("U.K. Revolving Credit Agreement")	7,944
Total debt	116,496
Short-term debt	(7,944)
Long-term debt	$108,552

The U.S. Revolving Credit Agreement, entered into in June 2012, amended and restated our prior revolving credit agreement, which was scheduled to mature in August 2013. The U.S. Revolving Credit Agreement generally (i) is limited to a borrowing base consisting of specified percentages of eligible categories of assets; (ii) accrues variable-rate interest, unused line fees and letter of credit fees based upon a pricing grid which is tied to average unused availability and/or utilization; (iii) requires periodic interest payments with principal due at maturity (June 2017); and (iv) is generally secured by a first priority security interest in the accounts receivable, inventory, general intangibles and eligible trademarks, investment property (including the equity interests of certain subsidiaries), deposit accounts, intercompany obligations, equipment, goods, documents, contracts, books and records and other personal property of Oxford Industries, Inc. and substantially all of its domestic subsidiaries.

The U.K. Revolving Credit Agreement generally (i) accrues interest at the bank's base rate plus an applicable margin; (ii) requires interest payments monthly with principal payable on demand; and (iii) is collateralized by substantially all of the assets of our United Kingdom Ben Sherman subsidiaries.

To the extent cash flow needs exceed cash flow provided by our operations we will have access, subject to their terms, to our lines of credit to provide funding for operating activities, capital expenditures and acquisitions, if any. Our credit facilities are also used to finance trade letters of credit for product purchases, which are drawn against our lines of credit at the time of shipment of the products and reduce the amounts available under our lines of credit and borrowing capacity under our credit facilities when issued. As of February 2, 2013, $7.2 million of trade letters of credit and other limitations on availability in the aggregate were outstanding against our credit facilities. After considering these limitations and the amount of eligible assets in our borrowing base, as applicable, as of February 2, 2013, we had $105.1 million and $0.6 million in unused availability under the U.S. Revolving Credit Agreement and the U.K. Revolving Credit Agreement, respectively, subject to the respective limitations on borrowings set forth in the U.S. Revolving Credit Agreement and the U.K. Revolving Credit Agreement.

Covenants and Other Restrictions:

Our credit facilities, consisting of our U.S. Revolving Credit Agreement and our U.K. Revolving Credit Agreement, are subject to a number of affirmative covenants regarding the delivery of financial information, compliance with law, maintenance of property, insurance and conduct of business. Also, our credit facilities are subject to certain negative covenants or other restrictions including, among other things, limitations on our ability to (i) incur debt, (ii) guaranty certain obligations, (iii) incur liens, (iv) pay dividends to shareholders, (v) repurchase shares of our common stock, (vi) make investments, (vii) sell assets or stock of subsidiaries, (viii) acquire assets or businesses, (ix) merge or consolidate with other companies, or (x) prepay, retire, repurchase or redeem debt.

Our U.S. Revolving Credit Agreement contains a financial covenant that applies if unused availability under the U.S. Revolving Credit Agreement for three consecutive days is less than the greater of (i) $23.5 million or (ii) 10% of the total revolving commitments. In such case, our fixed charge coverage ratio as defined in the U.S. Revolving Credit Agreement must not be less than 1.0 to 1.0 for the immediately preceding 12 fiscal months for which financial statements have been delivered. This financial covenant continues to apply until we have maintained unused availability under the U.S. Revolving Credit Agreement of more than the greater of (i) $23.5 million or (ii) 10% of the total revolving commitments for 30 consecutive days.

We believe that the affirmative covenants, negative covenants, financial covenants and other restrictions under our credit facilities are customary for those included in similar facilities entered into at the time we entered into our agreements. During fiscal 2012 and as of February 2, 2013, no financial covenant testing was required pursuant to our U.S. Revolving Credit Agreement as the minimum availability threshold was met at all times. As of February 2, 2013, we were compliant with all covenants related to our credit facilities.

Redemption and Repurchase of Senior Notes:

During the second quarter and third quarters of fiscal 2011, we repurchased, in privately negotiated transactions, $45.0 million in aggregate principal amount of our Senior Secured Notes for $52.2 million, plus accrued interest, using cash on hand. The repurchase of the Senior Secured Notes and related write-off of $1.8 million of unamortized deferred financing costs and discount resulted in a loss on repurchase of senior notes of $9.0 million in fiscal 2011. In the second quarter of 2012, we redeemed all of the remaining outstanding $105 million in aggregate principal amount of the Senior Secured Notes, which were scheduled to mature in July 2015. The redemption of the Senior Secured Notes at a premium of $6.0 million and the write-off of $3.1 million of unamortized deferred financing costs and unamortized bond discount resulted in a loss on repurchase of senior notes of $9.1 million. The redemption of the Senior Secured Notes was funded through borrowings under our U.S. Revolving Credit Agreement and cash on hand and satisfied and discharged all of our obligations with respect to the Senior Secured Notes.

Other Liquidity Items:

We anticipate that we will be able to satisfy our ongoing cash requirements, which generally consist of working capital and other operating activity needs, capital expenditures, interest payments on our debt and dividends, if any, primarily from positive cash flow from operations supplemented by cash on hand and borrowings under our lines of credit, if necessary. Our need for working capital is typically seasonal with the greatest requirements generally existing in the fall and spring of each year. Our capital needs will depend on many factors including our growth rate, the need to finance inventory levels and the success of our various products. We anticipate that at the maturity of any of our financing arrangements or as otherwise deemed appropriate, we will be able to refinance the facilities and debt with terms available in the market at that time, which may or may not be as favorable as the terms of the current agreements or current market terms.

Contractual Obligations

The following table summarizes our contractual cash obligations, as of February 2, 2013, by future period (in thousands):

	Payments Due by Period				
	Less Than 1 year	1-3 Years	3-5 Years	More Than 5 Years	Total
Contractual Obligations:					
U.S. Revolving Credit Agreement and U.K. Revolving Credit Agreement(1)	$ —	$ —	$ —	$ —	$ —
Operating leases(2)	54,786	98,611	69,401	133,907	356,705
Minimum royalty and advertising payments pursuant to royalty agreements	5,082	8,201	—	—	13,283
Letters of credit	7,208	—	—	—	7,208
Contingent purchase price consideration(3)	—	15,000	—	—	15,000
Other(4)(5)(6)	—	—	—	—	—
Total	$67,076	$121,812	$69,401	$133,907	$392,196

(1) Principal and interest amounts payable in future periods on our U.S. Revolving Credit Agreement and U.K. Revolving Credit Agreement have been excluded from the table above, as the amount that will be outstanding and interest rate during any fiscal year will be dependent upon future events which are not known at this time. As of February 2, 2013, $108.6 million was outstanding under our U.S. Revolving Credit Agreement, which matures in June 2017, and $7.9 million was outstanding under our U.K. Revolving Credit Agreement, which is payable on demand.

(2) Amounts to be paid in future periods for real estate taxes, insurance, other operating expenses and contingent rent applicable to the properties pursuant to the respective operating leases have been excluded from the table above, as the amounts payable in future periods are generally not quantified in the lease agreements and are dependent on factors which are not known at this time. Such amounts incurred in fiscal 2012 totaled $16.1 million.

(3) Amounts reflected in the table reflect the maximum amount payable pursuant to a contingent consideration arrangement associated with the Lilly Pulitzer acquisition, which totaled $15.0 million as of February 2, 2013. Amounts are payable if certain performance criteria related to the acquired business are met during fiscal 2013 and fiscal 2014. As of February 2, 2013, our consolidated balance sheet reflects a liability of $14.5 million associated with this arrangement, which is included in non-current contingent consideration and reflects the fair value of the anticipated payments as of that date.

(4) Amounts totaling $11.0 million of deferred compensation obligations and obligations related to the postretirement benefit portions of endorsement-type split dollar life insurance policies, which are included in other non-current liabilities in our consolidated balance sheet as of February 2, 2013, have been excluded from the table above, due to the uncertainty of the timing of the payment of these obligations, which are generally at the discretion of the individual employees or upon the death of the individual, respectively.

(5) An environmental reserve liability of $1.8 million, which is included in other non-current liabilities in our consolidated balance sheet as of February 2, 2013 and discussed in Note 6 to our consolidated financial statements included in this report, has been excluded from the above table, as we were not contractually obligated to incur these costs as of February 2, 2013 and the timing of payment is uncertain.

(6) Non-current deferred tax liabilities of $34.4 million included in our consolidated balance sheet as of February 2, 2013 and discussed in Note 8 to our consolidated financial statements included in this report have been excluded from the above table, as deferred income tax liabilities are calculated based on temporary differences between the tax basis and book basis of assets and liabilities, which will result in taxable amounts in future years when the liabilities are settled at their reported financial statement amounts. As the results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods, scheduling deferred income tax liabilities by period could be misleading.

Our anticipated capital expenditures for fiscal 2013, which are excluded from the table above as we are not contractually obligated to pay these amounts as of February 2, 2013, are expected to be approximately $45 million. These expenditures are expected to consist primarily of costs associated with opening new retail stores, retail store and restaurant remodeling and information technology initiatives, including e-commerce enhancements.

Dividend Declaration

On March 27, 2013, our Board of Directors approved a cash dividend of $0.18 per share payable on May 3, 2013 to shareholders of record as of the close of business on April 19, 2013. Although we have paid dividends in each quarter since we became a public company in July 1960, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, repurchases of outstanding shares, funding of acquisitions or funding of capital expenditures, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facilities, other debt instruments, contingent consideration arrangements or applicable law limit our ability to pay dividends. We may borrow to fund dividends in the short-term based on our expectation of operating cash flows in future periods subject to the terms and conditions of our credit facilities or other debt instruments and applicable law. All cash flow from operations will not necessarily be paid out as dividends in all periods. For details about limitations on our ability to pay dividends, see Note 5 of our consolidated financial statements contained in this report and the discussion of our credit facilities above.

Off Balance Sheet Arrangements

We have not entered into agreements which meet the SEC's definition of an off balance sheet financing arrangement, other than operating leases, and have made no financial commitments to or guarantees with respect to any unconsolidated subsidiaries or special purpose entities.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to receivables, inventories, goodwill, intangible assets, income taxes, contingencies and other accrued expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that we have appropriately applied our critical accounting policies. However, in the event that inappropriate assumptions or methods were used relating to the critical accounting policies below, our consolidated statements of earnings could be misstated.

The detailed summary of significant accounting policies is included in Note 1 to our consolidated financial statements contained in this report. The following is a brief discussion of the more significant accounting policies, estimates and methods we use.

Revenue Recognition and Accounts Receivable

Our revenue consists of direct to consumer sales, which includes retail store, e-commerce, restaurant and concession sales, as well as wholesale sales. We consider revenue realized or realizable and earned when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured.

Retail store, e-commerce, restaurant and concession revenues are recognized at the time of sale to consumers, which is considered the time of shipment for e-commerce sales, as we believe the criteria for revenue recognition are met at the time of sale. Retail store, e-commerce, restaurant and concession revenues are recorded net of estimated returns, as appropriate, and net of applicable sales taxes in our consolidated statements of earnings. As direct to consumer products may be returned in future periods after the date of original purchase by the consumer, we must make estimates of reserves for products which were sold prior to the balance sheet date but that we anticipate may be returned by the consumer subsequent to that date. The determination of direct to consumer return reserve amounts requires judgment and consideration of historical and current trends, evaluation of current economic trends and other factors. Our historical estimates of direct to consumer return reserves have not differed materially from actual results. As of February 2, 2013, our direct to consumer return reserve was $2.4 million. A 10% change in the direct to consumer return reserve as of February 2, 2013 would have had a $0.2 million pre-tax impact on earnings from continuing operations in fiscal 2012.

For sales within our wholesale operations, we consider a submitted purchase order or some form of electronic communication from the customer requesting shipment of the goods to be persuasive evidence of an agreement and the products are generally considered sold and delivered at the time that the products are shipped, as substantially all products are sold based on FOB shipping point terms. In certain cases in which we retain risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer.

In the normal course of business we offer certain discounts or allowances to our wholesale customers. Wholesale operations' sales are recorded net of such discounts and allowances, as well as advertising support not specifically relating to the reimbursement for actual advertising expenses by our customers, operational chargebacks and provisions for estimated returns. As certain allowances and other deductions are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts and allowances on an ongoing basis. Significant considerations in determining our estimates for discounts, returns, allowances and operational chargebacks for wholesale customers include historical and current trends, agreements with customers, projected seasonal results, an evaluation of current economic conditions and retailer performance. Actual discounts and allowances to our wholesale customers have not differed materially from our estimates in prior periods. As of February 2, 2013, our total reserves for discounts and allowances for our wholesale businesses were $11.1 million and, therefore, if the allowances changed by 10% it would have had a pre-tax impact of $1.1 million on earnings from continuing operations in fiscal 2012.

In circumstances where we become aware of a specific wholesale customer's inability to meet its financial obligations, a specific reserve for bad debts is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other wholesale customers, we recognize estimated reserves for bad debts based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions and anticipated trends, each of which is subjective and requires certain assumptions. Actual charges for uncollectible amounts have not differed materially from our estimates in prior periods. As of February 2, 2013, our allowance for doubtful accounts was $1.0 million, and therefore, if the allowance for doubtful accounts changed by 10% it would have had a pre-tax impact of $0.1 million on earnings from continuing operations in fiscal 2012.

Inventories, net

For operating group reporting, inventory is carried at the lower of the first-in, first-out (FIFO) method cost or market. We continually evaluate the composition of our inventories for identification of distressed inventory. In performing this evaluation we consider slow-turning products, prior seasons' fashion products and current levels of replenishment program products as compared to future sales estimates. For direct to consumer inventory, we provide an allowance for goods expected to be sold below cost and shrinkage. For wholesale inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods as necessary. As the amount to be ultimately realized for the goods is not necessarily known at period end, we must utilize certain assumptions that take into consideration historical experience, the age of the inventory, inventory quantity, quality and mix, historical sales trends, future sales projections, consumer and retailer preferences, market trends and general economic conditions.

For consolidated financial reporting, $92.5 million of our inventories are valued at the lower of last-in, first-out (LIFO) method cost or market after deducting the $56.4 million LIFO reserve as of February 2, 2013. The remaining $17.1 million of our inventories are valued at the lower of FIFO cost or market as of February 2, 2013. As of February 2, 2013 and January 28, 2012, 84% and 86%, respectively, of our inventories were accounted for using the LIFO method. Generally, our inventories related to our domestic operations are valued at the lower of LIFO cost or market and our inventories related to our international operations are valued at the lower of FIFO cost or market. LIFO reserves are based on the Producer Price Index as published by the United States Department of Labor. We write down inventories valued at the lower of LIFO cost or market when LIFO exceeds market value. We consider LIFO accounting adjustments to not only include changes in the LIFO reserve, but also changes in markdown reserves which are considered in LIFO accounting. LIFO inventory accounting adjustments are not allocated to our operating groups as LIFO inventory pools do not correspond to our operating group definitions. For operating group reporting purposes included in this report, the impact of LIFO accounting is included in Corporate and Other.

As of February 2, 2013, we had recorded a reserve of $1.2 million related to inventory on the lower of FIFO cost or market method and for inventory on the lower of LIFO cost or market method with markdowns in excess of our LIFO reserve. A 10% change in the amount of markdowns for inventory valued on the lower of FIFO cost or market method and markdowns in excess of the LIFO reserve as of February 2, 2013 would have a pre-tax impact of $0.1 million on earnings from continuing operations in fiscal 2012. A change in the markdowns of our inventory valued at the lower of LIFO cost or market method typically would not be expected to have a material impact on our consolidated financial statements after consideration of the existence of our significant LIFO reserve of $56.4 million, or 34% of the FIFO cost of the inventory, as of February 2, 2013, as well as the high gross margins historically achieved for the sale of our lifestyle branded products. A change in inventory levels at the end of future fiscal years compared to inventory balances as of February 2, 2013 could result in a material impact on our consolidated financial statements as such a change may erode portions of our earlier base year layers for purposes of making our annual LIFO computation. Additionally, a change in the Producer Price Index as published by the United States Department of Labor as compared to the indexes as of February 2, 2013 could result in a material impact on our consolidated financial statements as inflation or deflation would change the amount of our LIFO reserve.

Given the significant amount of uncertainties surrounding the year-end LIFO calculation, including the estimate of year-end inventory balances and year-end Producer Price indexes, we typically do not adjust our LIFO reserve in the first three quarters of a fiscal year. This policy may result in significant LIFO accounting adjustments in the fourth quarter of the fiscal year resulting from the year over year changes in inventory levels, the Producer Price Index and markdown reserves. We do recognize on a quarterly basis during the first three quarters of the fiscal year changes in markdown reserves as those amounts can be estimated on a quarterly basis.

The purchase method of accounting for business combinations requires that assets and liabilities, including inventories, are recorded at fair value at acquisition. In accordance with GAAP, the definition of fair value of inventories acquired generally will equal the expected sales price less certain costs associated with selling the inventory, which may exceed the actual cost of producing the acquired inventories. In accordance with GAAP, in connection with our December 2010 acquisition of the Lilly Pulitzer brand and operations, we recognized a write-up of inventories of $1.8 million above the cost of acquired inventories to fair value, which we included in our allocation of purchase price. Based on the inventory turn of the acquired inventories, $0.8 million of the write-up was recognized as additional cost of goods sold in fiscal 2010, and the remaining $1.0 million of the write-up, which was recognized as cost of goods sold during fiscal 2011 as the acquired inventory was sold in the ordinary course of business. In determining the fair value of the acquired inventory, as well as the appropriate period to recognize the charge in our consolidated statements of earnings as the acquired inventory is sold, we must make certain assumptions regarding costs incurred prior to acquisition for the acquired inventory, an appropriate profit allowance, estimates of the costs to sell the inventory and the timing of the sale of the acquired inventory. Such estimates involve significant uncertainty, and if we had made different assumptions, the impact on our consolidated financial statements could be significant.

Intangible Assets, net

Intangible assets included in our consolidated balance sheet as of February 2, 2013 totaled $164.3 million, which includes $3.8 million of customer relationships and other intangible assets with finite lives and $160.5 million of trademarks with indefinite lives. At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of trademarks and customer relationships. The fair values and useful lives of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases. Such valuations, which are dependent upon a number of uncertain factors, may include a discounted cash flow analysis of anticipated revenues or cost savings resulting from the acquired intangible asset using an estimate of a risk-adjusted market-based cost of capital as the discount rate. The valuation of intangible assets requires significant judgment due to the variety of uncertain factors, including planned use of the intangible assets as well as estimates of net sales, royalty income, operating income, growth rates, royalty rates for the trademarks, discount rates and income tax rates, among other factors. The use of different assumptions related to these uncertain factors at acquisition could result in a material change to the amounts of intangible assets initially recorded at acquisition, which could result in a material impact on our consolidated financial statements.

As a result of our December 2010 acquisition of the Lilly Pulitzer brand and operations, we recognized $30.5 million of intangible assets, including trademarks and customer relationships in our consolidated balance sheet at acquisition using the methodology outlined above. These acquired intangible assets consist of $27.5 million of indefinite lived trademarks and $3.0 million of definite lived customer relationships.

Trademarks with indefinite lives are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. The evaluation of the recoverability of trademarks with indefinite lives includes valuations based on a discounted cash flow analysis utilizing the relief from royalty method, among other considerations. This approach is dependent upon a number of uncertain factors, including those used in the initial valuation of the intangible assets listed above. Such estimates involve significant uncertainty, and if our plans or anticipated results change, the impact on our financial statements could be significant. If this analysis indicates an impairment of a trademark with an indefinite useful life, the amount of the impairment is recognized in the consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset.

Amortization of intangible assets with finite lives, which primarily consist of customer relationships, is recognized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. We amortize our intangible assets with finite lives for periods of up to 15 years. The determination of an appropriate useful life for amortization is based on our plans for the intangible asset as well as factors outside of our control. Intangible assets with finite lives are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. Amortization related to intangible assets with finite lives totaled $1.0 million during fiscal 2012 and is anticipated to be approximately $0.9 million in fiscal 2013.

In fiscal 2012, fiscal 2011 and fiscal 2010, no impairment charges related to intangible assets were recognized. Additionally, we do not believe that a 10% change in any of the assumptions utilized in testing our intangible assets for impairment would have resulted in an impairment charge during any of those periods.

Goodwill, net

Goodwill is recognized as the amount by which the cost to acquire a company or group of assets exceeds the fair value of assets acquired less any liabilities assumed at acquisition. Thus, the amount of goodwill recognized in connection with a business combination is dependent upon the fair values assigned to the individual assets acquired and liabilities assumed in a business combination. Goodwill is allocated to the respective reporting unit at the time of acquisition. As a result of our December 2010 acquisition of the Lilly Pulitzer brand and operations, we allocated $16.9 million of goodwill to the Lilly Pulitzer business. Goodwill is not amortized but instead is evaluated for impairment annually or more frequently if events or circumstances indicate that the goodwill might be impaired.

We test, either qualitatively or as a two-step evaluation, goodwill for impairment as of the first day of the fourth quarter of our fiscal year. The qualitative factors to determine the likelihood of goodwill impairment, as well as to consider if an interim test is appropriate, include: (a) macroeconomic conditions, (b) industry and market considerations, (c) cost factors, (d) overall financial performance, (e) other relevant entity-specific events, (f) events affecting a reporting unit, (g) a sustained decrease in share price, or (h) other factors as appropriate. In the event we determine that we will bypass the qualitative impairment option or if we determine that a quantitative test is appropriate, the quantitative test includes valuations of each applicable underlying business using fair value techniques and market comparables which may include a discounted cash flow analysis or an independent appraisal. Significant estimates, some of which may be very subjective, considered in such a discounted cash flow analysis are future cash flow projections of the business, the discount rate, which estimates the risk-adjusted market based cost of capital, and other assumptions. The estimates and assumptions included in the two-step evaluation of the recoverability of goodwill involve significant uncertainty, and if our plans or anticipated results change, the impact on our financial statements could be significant.

No impairment of goodwill was recognized during fiscal 2012, fiscal 2011 or fiscal 2010. Additionally, we do not believe that a 10% change in any of the assumptions utilized in testing our goodwill for impairment would have resulted in an impairment charge during any of those periods.

Income Taxes

Income taxes included in our consolidated financial statements are determined using the asset and liability method. Under this method, income taxes are recognized based on amounts of income taxes payable or refundable in the current year as well as the impact of any items that are recognized in different periods for consolidated financial statement and tax return reporting purposes. As certain amounts are recognized in different periods for consolidated financial statement and tax return purposes, financial statement and tax bases of assets and liabilities differ, resulting in the recognition of deferred tax assets and liabilities. The deferred tax assets and liabilities reflect the estimated future tax effects attributable to these differences, as well as the impact of net operating loss, capital loss and federal and state credit carryforwards, each as determined under enacted tax laws and rates expected to apply in the period in which such amounts are expected to be realized or settled. As realization of deferred tax assets and liabilities are dependent upon future taxable jurisdictions, changes in tax laws and rates and shifts in the amount of taxable income among state and foreign jurisdictions may have a significant impact on the amount of benefit ultimately realized for deferred tax assets and liabilities. We account for the effect of changes in tax laws or rates in the period of enactment.

There are certain exceptions to the requirement that deferred tax liabilities be recognized for the difference in the financial and tax bases of assets in the case of foreign subsidiaries. The excess of financial statement over tax basis of an investment in a foreign subsidiary in excess of undistributed earnings is not recognized if management considers the investment to be essentially permanent in duration. We consider our investments in our foreign subsidiaries to be permanently reinvested, and accordingly have not recognized a deferred tax liability for any foreign subsidiary due to a difference in financial and tax basis. Deferred tax liabilities are also not required to be recognized for undistributed earnings of foreign subsidiaries when management considers those earnings to be permanently reinvested outside the United States. We consider the undistributed earnings of our foreign subsidiaries to be permanently reinvested outside the U.S. as of February 2, 2013 and therefore have not recorded a deferred tax liability on these earnings.

Valuation allowances are established when we determine that it is more-likely-than-not (greater than 50%) that some portion or all of a deferred tax asset will not be realized. Valuation allowances are analyzed periodically and adjusted as events occur, or circumstances change, that would indicate adjustments to the valuation allowances are appropriate.

We utilize a two-step approach for evaluating uncertain tax positions. Under the two-step method, recognition occurs when we conclude that a tax position, based solely on technical merits, is more-likely-than-not to be sustained upon examination. Measurement is only addressed if step one has been satisfied. The tax benefit recorded is measured as the largest amount of benefit determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more-likely-than-not standard, or are resolved through negotiation or litigation with the taxing authority or upon expiration of the statute of limitations. Derecognition of a tax position that was previously recognized occurs when we subsequently determine that a tax position no longer meets the more-likely-than-not threshold of being sustained. Interest and penalties associated with unrecognized tax positions are recorded within income tax expense in our consolidated statements of earnings.

As a global company, we are subject to income taxes in a number of domestic and foreign jurisdictions. Therefore, our income tax provision involves many uncertainties due to not only the timing differences of income for financial statement and tax return reporting, but also the application of complex tax laws and regulations, which are subject to interpretation and management judgment. The use of different assumptions or a change in our assumptions related to book to tax timing differences, our determination of whether foreign investments or earnings are permanently reinvested, the realizability of uncertain tax positions, the appropriateness of valuation allowances or other considerations, and the jurisdictions or significance of earnings in future periods each could have a significant impact on our income tax rate. Additionally, factors impacting income taxes including changes in tax laws or interpretations, court case decisions, statute of limitation expirations or audit settlements could have a significant impact on our income tax rate. An increase in our consolidated income tax rate from 38.5% to 39.5% during fiscal 2012 would have reduced earnings from continuing operations by $0.5 million.

Income tax expense recorded during interim periods is generally based on the expected tax rate for the year, considering projections of earnings and book to tax differences, which are updated and refined throughout the year. The tax rate ultimately realized for the year may increase or decrease due to actual operating results or book to tax differences varying from our expectations from earlier in the year. Any changes in assumptions related to the need for a valuation allowance, the realizability of an uncertain tax position, changes in enacted tax rates, the expected operating results in total or by jurisdiction for the year, the jurisdictions generating operating income or loss, or other assumptions are accounted for in the period in which the change occurs so that the year to date tax provision reflects the expected annual rate. As certain of our foreign operations are in a loss position and future losses may not be deductible, a significant variance in losses in such jurisdictions from our expectations can have a very significant impact on our expected annual tax rate. Furthermore, the recognition of the benefit of losses expected to be realized may be limited in an interim period and may require adjustments to tax expense in the interim period that yield an effective tax rate for the interim period that is not representative of the expected tax rate for the year.

Fair Value Measurements

For many assets and liabilities the determination of fair value may not require the use of many assumptions or other estimates. However, in some cases the assumptions or inputs associated with the determination of fair value as of a measurement date may require the use of many assumptions and may be internally derived or otherwise unobservable. We utilize certain market-based and internally derived information and make assumptions about the information in determining the fair values of assets and liabilities acquired as part of a business combination, as well as in other circumstances, adjusting previously recorded assets and liabilities to fair value at each balance sheet date, including the fair value of contingent consideration obligations, and assessing recognized assets for impairment, including intangible assets, goodwill and property and equipment.

As part of our acquisition of the Lilly Pulitzer brand and operations, we entered into a contingent consideration arrangement whereby we may be obligated to pay up to $20 million in cash in the aggregate, over the four years following the closing of the acquisition, based on Lilly Pulitzer's achievement of certain earnings targets. The terms of the contingent consideration arrangement are discussed in further detail in Note 6 to our consolidated financial statements included in this report. As of the date of acquisition we determined that the fair value of the contingent consideration was $10.5 million, which reflected the discounted fair value of the expected payments. Such valuation requires assumptions regarding anticipated cash flows, probabilities of cash flows, discount rates and other factors, which each involve a significant amount of uncertainty. Although there was uncertainty about whether the performance criteria in the contingent consideration arrangement will be achieved, we anticipated paying all of the contingent consideration. Thus, the fair value of the contingent consideration at acquisition reflected the $20 million of anticipated payments discounted to fair value using a discount rate which reflected the uncertainty regarding whether the earnings target may not be met given the growth required to achieve the contingent consideration payments as well as other factors.

Subsequent to the date of acquisition, we must periodically adjust the liability for the contingent consideration to reflect the fair value of the contingent consideration by reassessing our valuation assumptions as of that date. As of January 28, 2012, we still anticipated that the performance criteria would be met based on the operating results of the Lilly Pulitzer business exceeding the performance criteria in fiscal 2011, and we reevaluated the discount rate at that time.

As of February 2, 2013, we still anticipate that the performance criteria will be met based on the operating results of the Lilly Pulitzer business exceeding the performance criteria through fiscal 2012. Further, as of February 2, 2013, we determined that the use of a lower discount rate than used in prior periods would be appropriate. This lower discount rate reflects our assessment that we believe the likelihood of the contingent consideration being earned is greater than in prior years based on our consideration of, among other factors, (1) the historical earnings achieved by the Lilly Pulitzer operating group through fiscal 2012, including a significant amount of earnings from fiscal 2011 and fiscal 2012 in excess of the targets for those periods which carries over as a reduction to the targets in future years, (2) consideration that the fiscal 2012 earnings significantly exceeded both the fiscal 2013 and fiscal 2014 targets, (3) our operating income projections for the Lilly Pulitzer operating group for future periods which exceed the fiscal 2012 operating results and (4) the shorter remaining term of the contingent consideration arrangement, which provides greater visibility through the term of the agreement. Our assessment of these factors resulted in a reduction of the discount rate for the contingent consideration to a rate which reflects the reduced uncertainty of the amounts to be paid pursuant to the arrangement. Based on this assessment we determined that as of February 2, 2013, the fair value of the contingent consideration was $14.5 million, which reflects the expected remaining payment of $15.0 million discounted to fair value, after payment of $5.0 million in fiscal 2012.

An increase in the discount rate of 100 basis points as of February 2, 2013 would decrease the fair value of the contingent consideration obligation included in our consolidated balance sheet and the change in fair value of contingent consideration charge to our statement of earnings for fiscal 2012 by $0.3 million, while a change in projected earnings for fiscal 2013 and fiscal 2014 of 10% would not impact the fair value of the contingent consideration as the earnings targets for those years would still be expected to be exceeded.

The fair value of the contingent consideration liability is expected to increase each period with the recognition of change in fair value of contingent consideration resulting from the passage of time at the applicable discount rate as we approach the payment dates of the contingent consideration absent any significant changes in assumptions related to the valuation or the probability of payment of the contingent consideration earned during the prior year. During fiscal 2012 and fiscal 2011, we recognized change in fair value of contingent consideration of $6.3 million and $2.4 million, respectively, in our consolidated statements of earnings. The amounts recognized in fiscal 2012 reflect the passage of time as well the change in the discount rate at February 2, 2013 as discussed above, while fiscal 2011 primarily reflected the passage of time, with no significant changes in our assumptions used in determining fair value during fiscal 2011. We estimate that the change in fair value of contingent consideration related to the passage of time in fiscal 2013 and fiscal 2014 will be approximately $0.3 million in each year; however the total change in fair value of contingent consideration expense recognized in future periods could be significantly different if we change certain of our assumptions related to the contingent consideration during those periods or if the expected earnings of Lilly Pulitzer are significantly lower than earnings levels achieved in fiscal 2012.

We account for our business combinations using the purchase method of accounting. The cost of each acquired business is allocated to the individual tangible and intangible assets acquired and liabilities assumed or incurred as a result of the acquisition based on their estimated fair values. The assessment of the estimated fair values of assets and liabilities acquired requires us to make certain assumptions regarding the use of the acquired assets, anticipated cash flows, probabilities of cash flows, discount rates and other factors. To the extent information to revise the allocation becomes available during the allocation period the allocation of the purchase price will be adjusted. Should information become available after the allocation period indicating that adjustments to the allocation are appropriate, those adjustments will be included in operating results. The allocation period will not exceed one year from the date of the acquisition.

For the determination of fair value for assets and liabilities acquired as part of a business combination, adjusting previously recorded assets and liabilities to fair value at each balance sheet date and assessing, and possibly adjusting, recognized assets for impairment, the assumptions that we make regarding the valuation of these assets could differ significantly from the assumptions made by other parties. The use of different assumptions could result in materially different valuations for the respective assets and liabilities, which would impact our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The FASB has issued certain changes to accounting pronouncements which may impact our financial statements in future periods upon adoption. For details on these accounting pronouncements, see Note 1 of our consolidated financial statements included in this report.

SEASONALITY

Each of our operating groups are impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. For information regarding the seasonality impact on individual operating groups and for our total company, see Part I, Item1, Business, included in this report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our indebtedness, which could impact our financial condition and results of operations in future periods. We intend to limit the impact of interest rate changes on earnings and cash flow, primarily through a mix of fixed-rate and variable-rate debt, although at times we may not have any variable-rate or fixed-rate debt. Additionally, we may enter into interest rate swap arrangements related to certain of our variable-rate borrowings in order to fix the interest rate on variable-rate borrowings if we determine that our exposure to interest rate changes is higher than optimal. Our assessment also considers our need for flexibility in our borrowing arrangements resulting from the seasonality of our business, among other factors. We continuously monitor interest rates to consider the sources and terms of our borrowing facilities in order to determine whether we have achieved our interest rate management objectives. We do not enter into debt agreements or interest rate hedging transactions on a speculative basis.

During the second quarter of fiscal 2012, we redeemed our Senior Secured Notes which remained outstanding at that time. This redemption was funded through borrowings under our U.S. Revolving Credit Agreement and cash on hand, resulting in all of our borrowings being variable rate borrowings subsequent to this redemption. In order to mitigate our exposure to changes in interest rates in future periods, we entered into an interest rate swap agreement under which we fixed the interest rate on certain of our borrowings, ranging from $25 million to $45 million, during the period from August 2013 until March 2015, which essentially results in a portion of our anticipated debt levels during those periods being fixed rate borrowings at a rate equal to 0.42% plus the applicable margin, as specified in our U.S. Revolving Credit Agreement.

As of February 2, 2013, we had $116.5 million of debt outstanding which was subject to variable interest rates. Our lines of credit, which include our U.S. Revolving Credit Agreement and our U.K. Revolving Credit Agreement, accrue interest based on variable interest rates while providing the necessary borrowing flexibility we require due to the seasonality of our business and our need to fund certain product purchases with trade letters of credit.

Considering the changes in our borrowing arrangements in fiscal 2012, we do not believe that borrowings and interest rates, and therefore interest expense, for fiscal 2012 are indicative of borrowings and interest expense in future periods. Based on our current borrowings under our revolving credit agreements and expected borrowings in fiscal 2013, we anticipate that interest expense will be approximately $4.5 million during fiscal 2013 assuming no significant changes in interest rates. We estimate that a 100 basis point change in interest rates would not have a material impact on our consolidated financial statements. To the extent that the amounts outstanding under our variable-rate lines of credit change our exposure to changes in interest rates would also change to the extent we have not entered into an interest rate swap for those amounts.

Foreign Currency Risk

To the extent that we have assets and liabilities, as well as operations, denominated in foreign currencies that are not hedged, we are subject to foreign currency transaction and translation gains and losses. We receive United States dollars for most of our product sales. Less than 10% of our net sales in fiscal 2012 were denominated in currencies other than the United States dollar. These sales primarily relate to Ben Sherman sales in the United Kingdom and Europe. A strengthening United States dollar could result in lower levels of sales and earnings in our consolidated statements of earnings in future periods, although the sales in foreign currencies could be equal to or greater than amounts as previously reported. Based on our net sales during fiscal 2012 denominated in foreign currencies, if the United States dollar had been 10% stronger against the British pound we would have experienced a decrease in consolidated net sales of $5.7 million, but we believe the impact on operating income would not have been material.

Substantially all of our inventory purchases, including goods for operations in the United Kingdom, from contract manufacturers throughout the world are denominated in United States dollars. Purchase prices for our products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing our cost of goods sold in the future even though our inventory is purchased on a United States dollar arrangement. Additionally, to the extent that the exchange rate between the United States dollar and the currency that the inventory will be sold in (e.g. the British pound) changes, the gross margins of those businesses could be impacted significantly.

We may from time to time purchase short-term foreign currency forward exchange contracts to hedge against changes in foreign currency exchange rates and the amounts outstanding at any time during the year may vary. As of February 2, 2013, we were a party to $33.4 million of such contracts that were unsettled, which had an unrealized fair value resulting in a liability of $0.6 million. These contracts primarily consist of $17 million of agreements to purchase U.S. dollars with British pound sterling and $16 million of agreements to sell Euro for British pound sterling. When such contracts are outstanding, the contracts are marked to market with the offset being recognized in other comprehensive income or our consolidated statement of earnings if the transaction does or does not, respectively, qualify as a hedge in accordance with GAAP.

We anticipate that as we expand Tommy Bahama into international markets in the future, our exposure to foreign currency changes will increase. We also anticipate that we will have exposure to foreign currency changes for currencies that we currently do not have any exposure to, including various currencies in Asia. Initially, that exposure will be a result of the net investment in those currencies as we expand international operations. The extent of our exposure will be dependent upon the timing of when and to what magnitude we expand into international markets. Therefore, we do not believe it is possible to provide a meaningful estimate of the potential impact of our future exposure to foreign currencies related to our Tommy Bahama international operations at this time.

We view our foreign investments as long-term and, as a result, we generally do not hedge such foreign investments. Also, we do not hold or issue any derivative financial instruments related to foreign currency exposure for speculative purposes.

Commodity and Inflation Risk

We are affected by inflation and changing prices primarily through the purchase of raw materials and finished goods and increased operating costs to the extent that any such fluctuations are not reflected by adjustments in the selling prices of our products. Inflation/deflation risks are managed by each operating group through selective price increases when possible, productivity improvements and cost containment initiatives. We do not enter into significant long-term sales or purchase contracts, and we do not engage in hedging activities with respect to such commodity risk. Based on purchases and negotiations for inventory purchases thus far in fiscal 2013, it appears that certain product costing pressures, including transportation and labor, will not decline much, if at all, and that such costs as well as other product costs likely could increase in the future, which could negatively impact our operating results in the future.

Item 8. *Financial Statements and Supplementary Data*

OXFORD INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par amounts)

	February 2, 2013	January 28, 2012
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,517	$ 13,373
Receivables, net	62,805	59,706
Inventories, net	109,605	103,420
Prepaid expenses, net	19,511	17,838
Deferred tax assets	22,952	19,733
Total current assets	222,390	214,070
Property and equipment, net	128,882	93,206
Intangible assets, net	164,317	165,193
Goodwill	17,275	16,495
Other non-current assets, net	23,206	20,243
Total Assets	$556,070	$509,207
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued expenses	$ 90,850	$ 89,149
Accrued compensation	25,472	23,334
Contingent consideration current liability	—	2,500
Short-term debt	7,944	2,571
Total current liabilities	124,266	117,554
Long-term debt	108,552	103,405
Non-current contingent consideration	14,450	10,645
Other non-current liabilities	44,572	38,652
Non-current deferred income taxes	34,385	34,882
Commitments and contingencies		
Shareholders' Equity:		
Common stock, $1.00 par value per share	16,595	16,522
Additional paid-in capital	104,891	99,670
Retained earnings	132,944	111,551
Accumulated other comprehensive loss	(24,585)	(23,674)
Total shareholders' equity	229,845	204,069
Total Liabilities and Shareholders' Equity	$556,070	$509,207

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net sales	$855,542	$758,913	$603,947
Cost of goods sold	385,985	345,944	276,540
Gross profit	469,557	412,969	327,407
SG&A	410,737	358,582	301,975
Change in fair value of contingent consideration	6,285	2,400	200
Royalties and other operating income	16,436	16,820	15,430
Operating income	68,971	68,807	40,662
Interest expense, net	8,939	16,266	19,887
Loss on repurchase of senior notes	9,143	9,017	—
Earnings from continuing operations before income taxes	50,889	43,524	20,775
Income taxes	19,572	14,281	4,540
Earnings from continuing operations	31,317	29,243	16,235
Earnings from discontinued operations, net of taxes	—	137	62,423
Net earnings	$ 31,317	$ 29,380	$ 78,658
Earnings from continuing operations per share:			
Basic	$ 1.89	$ 1.77	$ 0.98
Diluted	$ 1.89	$ 1.77	$ 0.98
Earnings from discontinued operations, net of taxes, per share:			
Basic	$ 0.00	$ 0.01	$ 3.77
Diluted	$ 0.00	$ 0.01	$ 3.77
Net earnings per share:			
Basic	$ 1.89	$ 1.78	$ 4.76
Diluted	$ 1.89	$ 1.78	$ 4.75
Weighted average shares outstanding:			
Basic	16,563	16,510	16,537
Dilution	23	19	14
Diluted	16,586	16,529	16,551
Dividends declared per share	$ 0.60	$ 0.52	$ 0.44

See accompanying notes.

OXFORD INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net earnings	$31,317	$29,380	$78,658
Other comprehensive income (loss), net of taxes			
Foreign currency translation gain (loss)	171	(381)	(536)
Net unrealized gain (loss) on cash flow hedges	(1,082)	526	(43)
Total other comprehensive income (loss), net of taxes	(911)	145	(579)
Comprehensive income	$30,406	$29,525	$78,079

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 30, 2010	$16,461	$ 91,840	$ 19,356	$(23,240)	$104,417
Net earnings and other comprehensive income (loss)	—	—	78,658	(579)	78,079
Shares issued under stock plans, net of tax benefit of $0.1 million	50	224	—	—	274
Compensation expense for stock awards	—	4,533	—	—	4,533
Cash dividends declared and paid	—	—	(7,275)	—	(7,275)
Balance, January 29, 2011	16,511	96,597	90,739	(23,819)	180,028
Net earnings and other comprehensive income	—	—	29,380	145	29,525
Shares issued under stock plans, net of tax benefit of $0.4 million	85	2,646	—	—	2,731
Compensation expense for stock awards	—	2,180	—	—	2,180
Repurchase of common stock	(74)	(1,753)	—	—	(1,827)
Cash dividends declared and paid	—	—	(8,568)	—	(8,568)
Balance, January 28, 2012	16,522	99,670	111,551	(23,674)	204,069
Net earnings and other comprehensive income	—	—	31,317	(911)	30,406
Shares issued under stock plans, net of tax benefit of $0.4 million	73	2,465	—	—	2,538
Compensation expense for stock awards	—	2,756	—	—	2,756
Cash dividends declared and paid	—	—	(9,924)	—	(9,924)
Balance, February 2, 2013	$16,595	$104,891	$132,944	$(24,585)	$229,845

See accompanying notes.

OXFORD INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Cash Flows From Operating Activities:			
Earnings from continuing operations	$ 31,317	$ 29,243	$ 16,235
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:			
Depreciation	25,310	25,959	18,216
Amortization of intangible assets	1,025	1,195	973
Change in fair value of contingent consideration	6,285	2,400	200
Amortization of deferred financing costs and bond discount	962	1,662	1,952
Loss on repurchase of senior notes	9,143	9,017	—
Stock compensation expense	2,756	2,180	4,549
Deferred income taxes	(3,753)	5,375	(4,620)
Changes in working capital, net of acquisitions and dispositions:			
Receivables	(3,026)	(9,740)	162
Inventories	(5,408)	(18,332)	(17,920)
Prepaid expenses	(1,640)	(6,030)	(369)
Current liabilities	2,429	6,074	22,340
Other non-current assets	(3,886)	1,684	(1,260)
Other non-current liabilities	5,938	(6,042)	(4,767)
Net cash provided by operating activities	67,452	44,645	35,691
Cash Flows From Investing Activities:			
Acquisitions, net of cash acquired	(1,813)	(398)	(58,303)
Purchases of property and equipment	(60,702)	(35,310)	(13,328)
Other	—	—	78
Net cash used in investing activities	(62,515)	(35,708)	(71,553)
Cash Flows From Financing Activities:			
Repayment of revolving credit arrangements	(193,328)	(112,212)	(172,082)
Proceeds from revolving credit arrangements	307,270	114,835	172,082
Repurchase of senior notes	(111,000)	(52,175)	—
Repayment of company owned life insurance policy loans	—	—	(4,125)
Deferred financing costs paid	(1,524)	—	—
Payment of contingent consideration amounts earned	(4,980)	—	—
Proceeds from issuance of common stock	2,538	2,731	177
Repurchase of common stock	—	(1,827)	—
Dividends on common stock	(9,924)	(8,568)	(7,275)
Net cash used in financing activities	(10,948)	(57,216)	(11,223)
Cash Flows from Discontinued Operations:			
Net operating cash flows provided by (used in) discontinued operations	—	13,735	(19,930)
Net investing cash flows provided by discontinued operations	—	3,744	102,790
Net cash provided by discontinued operations	—	17,479	82,860
Net change in cash and cash equivalents	(6,011)	(30,800)	35,775
Effect of foreign currency translation on cash and cash equivalents	155	79	31
Cash and cash equivalents at the beginning of year	13,373	44,094	8,288
Cash and cash equivalents at the end of year	$ 7,517	$ 13,373	$ 44,094
Supplemental disclosure of cash flow information:			
Cash paid for interest, net, including interest paid for discontinued operations	$ 8,348	$ 15,033	$ 18,560
Cash paid for income taxes, including income taxes paid for discontinued operations	$ 25,442	$ 40,839	$ 20,859

See accompanying notes.

Note 1. Summary of Significant Accounting Policies

Principal Business Activity

We are a global apparel company that designs, sources, markets and distributes products bearing the trademarks of our company-owned lifestyle brands as well as certain licensed and private label apparel products. Our portfolio of brands includes Tommy Bahama®, Lilly Pulitzer® and Ben Sherman®, as well as owned and licensed brands for tailored clothing and golf apparel. We distribute our company-owned lifestyle branded products through our direct to consumer channel, consisting of owned retail stores and e-commerce sites, and our wholesale distribution channel, which includes better department stores and specialty stores. Additionally, we operate a certain number of Tommy Bahama restaurants, generally adjacent to a Tommy Bahama retail store. Our branded and private label tailored clothing products are distributed through department stores, specialty stores, national chains, specialty catalogs, mass merchants and Internet retailers. Originally founded in 1942, we have undergone a transformation as we migrated from our historical domestic manufacturing roots towards a focus on designing, sourcing, marketing and distributing branded apparel products bearing prominent trademarks owned by us.

Unless otherwise indicated, all references to assets, liabilities, revenues and expenses in our consolidated financial statements reflect continuing operations and exclude any amounts related to the discontinued operations of our former Oxford Apparel Group, as discussed in Note 14.

Fiscal Year

Our fiscal year ends on the Saturday closest to January 31 and will, in each case, begin at the beginning of the day next following the last day of the preceding fiscal year. As used in our consolidated financial statements, the terms fiscal 2010; fiscal 2011; fiscal 2012; fiscal 2013 and fiscal 2014 reflect the 52 weeks ended January 29, 2011; 52 weeks ended January 28, 2012; 53 weeks ended February 2, 2013; 52 weeks ending February 1, 2014; and 52 weeks ending January 31, 2015, respectively.

Principles of Consolidation

Our consolidated financial statements include the accounts of Oxford Industries, Inc. and any other entities in which we have a controlling financial interest, including our wholly-owned domestic and foreign subsidiaries, or entities that meet the definition of a variable interest entity of which we are deemed to be the primary beneficiary. In determining whether a controlling financial interest exists, we consider ownership of voting interests, as well as other rights of the investors. The results of operations of acquired businesses are included in our consolidated statements of earnings from the respective dates of the acquisitions. All significant intercompany accounts and transactions are eliminated in consolidation.

We account for investments in which we exercise significant influence, but do not control and have not been determined to be the primary beneficiary, using the equity method of accounting. Significant influence is generally presumed to exist when we own between 20% and 50% of the entity. However, if we own a greater than 50% ownership interest in an entity and the minority shareholders hold certain rights that allow them to approve or veto certain major decisions of the business we would use the equity method of accounting. Under the equity method of accounting, original investments are

Note 1. Summary of Significant Accounting Policies (Continued)

recorded at cost, and are subsequently adjusted for our contributions to, distributions from and share of income or losses of the entity. Allocations of income and loss and distributions by the entity are made in accordance with the terms of the ownership agreement and reflected in royalties and other income in our consolidated statements of earnings. We did not own any material investments in an unconsolidated entity accounted for under the equity method as part of our continuing operations in any period presented.

Business Combinations

We account for our business combinations using the purchase method of accounting. The cost of each acquired business is allocated to the individual tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The assessment of the estimated fair values of assets and liabilities acquired requires us to make certain assumptions regarding the use of the acquired assets, anticipated cash flows, probabilities of cash flows, discount rates and other factors. The allocation may be revised during an allocation period as necessary when, and if, information becomes available to revise the fair values of the assets acquired and the liabilities assumed. To the extent information to revise the allocation becomes available during the allocation period the allocation of the purchase price will be adjusted. Should information become available after the allocation period indicating that an adjustment to the allocation is appropriate, that adjustment will be included in our consolidated statements of earnings. The allocation period will not exceed one year from the date of the acquisition.

On December 21, 2010, we acquired the Lilly Pulitzer brand and operations, which we operate as our Lilly Pulitzer operating group subsequent to acquisition. We initially paid $60 million in cash, subject to adjustment based on net working capital as of the closing date for the acquisition. We finalized our allocation of the purchase price to the fair value of acquired assets and liabilities assumed in the fourth quarter of fiscal 2011. Additionally, in connection with the acquisition, we entered into a contingent consideration arrangement whereby we may be obligated to pay up to $20 million in cash in the aggregate over the four years following the closing of the acquisition based on Lilly Pulitzer's achievement of certain earnings targets, as discussed in Note 6. Transaction costs related to this transaction, which are not included in the amount paid to the sellers above, totaled $0.8 million and are included in SG&A in our consolidated statement of earnings for fiscal 2010.

As part of our allocation of the purchase price of acquired assets and liabilities assumed, in accordance with GAAP, we recognized a write-up of inventories in connection with our acquisition of the Lilly Pulitzer brand and operations of $1.8 million above the cost of the acquired inventories to fair value. Based on the inventory turn of the acquired inventories, $0.8 million of the write-up was recognized as additional cost of goods sold in fiscal 2010, with the remaining $1.0 million of the write-up recognized as additional cost of goods sold in fiscal 2011.

During the second quarter of fiscal 2012, we acquired for $1.8 million, the assets and operations of the Tommy Bahama business in Australia from our former licensee that operated that business.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Accounts Receivable

Our revenue consists of direct to consumer sales, which includes retail store, e-commerce, restaurant and concession sales, and wholesale sales. We consider revenue realized or realizable and earned when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed or determinable and (4) collectibility is reasonably assured.

Retail store, e-commerce, restaurant and concession revenues are recognized at the time of sale to consumers, which is considered the time of shipment for e-commerce sales, as we believe the criteria for revenue recognition are met at the time of sale. Retail store, e-commerce, restaurant and concession revenues are recorded net of estimated returns, as appropriate, and net of applicable sales taxes in our consolidated statements of earnings.

For sales within our wholesale operations, we consider a submitted purchase order or some form of electronic communication from the customer requesting shipment of the goods to be persuasive evidence of an agreement. For substantially all of our wholesale sales, our products are considered sold and delivered at the time that the products are shipped, as substantially all products are sold based on FOB shipping point terms. This generally coincides with the time that title passes and the risks and rewards of ownership have passed to the customer. For certain transactions in which the goods do not pass through our owned or third party distribution centers and title and the risks and rewards of ownership pass at the time the goods leave the foreign port, revenue is recognized at that time. In certain cases in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer.

In the normal course of business we offer certain discounts or allowances to our wholesale customers. Wholesale operations' sales are recorded net of such discounts and allowances, as well as advertising support not specifically relating to the reimbursement for actual advertising expenses by our customers, operational chargebacks and provisions for estimated returns. As certain allowances and other deductions are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts and allowances on an ongoing basis. Significant considerations in determining our estimates for discounts, returns, allowances and operational chargebacks for wholesale customers include historical and current trends, agreements with customers, projected seasonal results, an evaluation of current economic conditions and retailer performance. We record the discounts, returns and allowances as a reduction to net sales in our consolidated statements of earnings. As of February 2, 2013 and January 28, 2012, reserve balances related to these items were $11.1 million and $8.4 million, respectively.

In circumstances where we become aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. Such amounts are written off at the time that the amounts are not considered collectible. For all other customers, we recognize estimated reserves for bad debts based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions and anticipated trends, each of which is subjective and requires certain assumptions. We include such charges and write-offs in SG&A in our

Note 1. Summary of Significant Accounting Policies (Continued)

consolidated statements of earnings. As of February 2, 2013 and January 28, 2012, bad debt reserve balances were $1.0 million and $2.0 million, respectively.

Gift cards and merchandise credits issued by us are recorded as a liability until they are redeemed, at which point revenue is recognized. We have determined that based on historical experience gift cards and merchandise credits are unlikely to be redeemed once they have been outstanding for four years and therefore may be recognized as income, subject to applicable laws in certain states. Deferred revenue for gift cards purchased by consumers and merchandise credits received by customers but not yet redeemed, less any breakage income recognized, is included in accounts payable and other accrued expenses in our consolidated balance sheets and totaled $4.9 million and $4.2 million as of February 2, 2013 and January 28, 2012, respectively. Gift card breakage, which was not material in any period presented, is included in net sales in our consolidated statements of earnings.

Royalties from the license of our owned brands, which are generally based on the greater of a percentage of the licensee's actual net sales or a contractually determined minimum royalty amount, are recorded based upon the guaranteed minimum levels and adjusted as sales data, or estimates thereof, is received from licensees. In some cases, we may receive initial payments for the grant of license rights, which are recognized as revenue over the term of the license agreement. Royalty income was $16.4 million, $16.8 million and $15.3 million during fiscal 2012, fiscal 2011 and fiscal 2010, respectively and is included in royalties and other operating income in our consolidated statements of earnings.

Cost of Goods Sold

We include in cost of goods sold and inventories all manufacturing, sourcing and procurement costs and expenses incurred prior to or in association with the receipt of finished goods at our distribution facilities, as well as in-bound freight from our warehouse to our own retail stores. The costs prior to receipt at our distribution facilities include product cost, inbound freight charges, import costs, purchasing costs, internal transfer costs, direct labor, manufacturing overhead, insurance, duties, brokers' fees and consolidators' fees. Our gross margins may not be directly comparable to those of our competitors, as statement of earnings classifications of certain expenses may vary by company.

SG&A

We include in SG&A costs incurred subsequent to the receipt of finished goods at our distribution facilities, such as the cost of inspection, stocking, warehousing, picking and packing, and shipping and handling of goods for delivery to customers as well as all costs associated with the operations of our retail stores, e-commerce sites, restaurants and concessions, such as labor, occupancy costs, store pre-opening costs (including rent, store set-up costs and training expenses) and other fees. SG&A also includes product design costs, selling costs, royalty costs, advertising, promotion and marketing expenses, professional fees, other general and administrative expenses, our corporate overhead costs and amortization of intangible assets.

Distribution network costs, including shipping and handling, are included as a component of SG&A. We consider distribution network costs to be the costs associated with operating our distribution centers, as well as the costs paid to third parties who perform those services for us. In

Note 1. Summary of Significant Accounting Policies (Continued)

fiscal 2012, fiscal 2011 and fiscal 2010, distribution network costs, including shipping and handling, included in SG&A totaled $24.4 million, $23.2 million and $21.6 million, respectively. We generally classify amounts billed to customers for shipping and handling fees as revenues and classify costs related to shipping in SG&A in our consolidated statements of earnings.

All costs associated with advertising, promoting and marketing of our products are expensed during the period when the advertisement first shows. Costs associated with cooperative advertising programs under which we agree to make general contributions to our wholesale customers' advertising and promotional funds are generally recorded as a reduction to net sales as recognized. If we negotiate an advertising plan and share in the cost for an advertising plan that is for specific ads run for products purchased by the customer from us, and the customer is required to provide proof that the advertisement was run, such costs are generally recognized as SG&A. Advertising, promotions and marketing expenses included in SG&A for fiscal 2012, fiscal 2011 and fiscal 2010 were $27.6 million, $23.7 million and $15.2 million, respectively. Prepaid advertising, promotions and marketing expenses included in prepaid expenses in our consolidated balance sheets as of February 2, 2013 and January 28, 2012 were $1.6 million and $1.2 million, respectively.

Royalties related to our license of third party brands, which are generally based on the greater of a percentage of our actual net sales for the brand or a contractually determined minimum royalty amount, are recorded based upon the guaranteed minimum levels and adjusted based on net sales of the branded products, as appropriate. In some cases, we may be required to make certain up-front payments for the license rights, which are deferred and recognized as royalty expense over the term of the license agreement. Royalty expenses recognized as SG&A in fiscal 2012, fiscal 2011 and fiscal 2010 were $4.8 million, $4.2 million and $3.4 million, respectively. Such amounts may be dependent upon sales of our products which we sell pursuant to the terms of a license agreement with another party.

Cash and Cash Equivalents

We consider cash equivalents to be short-term investments with original maturities of three months or less for purposes of our consolidated statements of cash flows.

Supplemental Disclosure of Non-cash Investing and Financing Activities

During fiscal 2010, in connection with our acquisition of the Lilly Pulitzer brand and operations, we accrued the fair value of contingent consideration totaling $10.5 million as a non-cash financing activity. We also accrued an additional $6.3 million and $2.4 million of change in fair value of contingent consideration in our consolidated statements of earnings during fiscal 2012 and fiscal 2011, respectively. The maximum amount payable pursuant to the contingent consideration agreement is $20 million in the aggregate, of which $2.5 million was earned in fiscal 2011 and paid during fiscal 2012 and another $2.5 million was earned and paid in fiscal 2012, as discussed in Note 6.

During fiscal 2010, in connection with our sale of substantially all of the operations and assets of our former Oxford Apparel Group, we accrued $5.4 million, which was payable to us upon completion of the related working capital calculation, less the working capital shortfall. This amount represents a non-cash investing activity. In fiscal 2011, we received $3.7 million of the escrow, with the remaining amount being returned to the purchaser as a result of the working capital and other adjustments.

Note 1. Summary of Significant Accounting Policies (Continued)

Inventories, net

For operating group reporting, inventory is carried at the lower of FIFO cost or market. We continually evaluate the composition of our inventories for identification of distressed inventory. In performing this evaluation we consider slow-turning products, prior-seasons' fashion products and current levels of replenishment program products as compared to future sales estimates. We estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods as necessary. Also, we provide an allowance for shrinkage, as appropriate. As the amount to be ultimately realized for the goods is not necessarily known at period end, we must utilize certain assumptions considering historical experience, inventory quantity, quality, age and mix, historical sales trends, future sales projections, consumer and retailer preferences, market trends and general economic conditions.

For consolidated financial reporting, as of February 2, 2013 and January 28, 2012 $92.5 million, or 84%, and $88.5 million, or 86%, of our inventories were valued at the lower of LIFO cost or market after deducting our LIFO reserve. The remaining $17.1 million and $14.9 million of our inventories were valued at the lower of FIFO cost or market as of February 2, 2013 and January 28, 2012, respectively. Generally, inventories of our domestic operations are valued at the lower of LIFO cost or market, and our inventories of our international operations are valued at the lower of FIFO cost or market. LIFO reserves are based on the Producer Price Index as published by the United States Department of Labor. We write down inventories valued at the lower of LIFO cost or market when LIFO cost exceeds market value. We deem LIFO accounting adjustments to not only include changes in the LIFO reserve, but also changes in markdown reserves which are considered in LIFO accounting. As our LIFO inventory pool does not correspond to our operating group definitions, LIFO inventory accounting adjustments are not allocated to the respective operating groups. Thus, the impact of accounting for inventories on the LIFO method is reflected in Corporate and Other for operating group reporting purposes included in Note 10.

The purchase method of accounting for business combinations requires that assets and liabilities, including inventories, are recorded at fair value at acquisition. In accordance with GAAP, the definition of fair value of inventories acquired generally will equal the expected sales price less certain costs associated with selling the inventory, which may exceed the actual cost of the acquired inventories.

Property and Equipment, net

Property and equipment, including leasehold improvements that are reimbursed by landlords as a tenant improvement allowance and any assets under capital leases, is carried at cost less accumulated depreciation. Additions are capitalized while repair and maintenance costs are charged to our statements of earnings as incurred. Depreciation is calculated using both straight-line and accelerated methods generally over the estimated useful lives of the assets as follows:

Leasehold improvements	Lesser of remaining life of the asset or lease term
Furniture, fixtures, equipment and technology	2 – 15 years
Buildings and improvements	7 – 40 years

Note 1. Summary of Significant Accounting Policies (Continued)

Property and equipment is reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Events that would typically result in such an assessment would include a change in the estimated useful life of the assets, including a change in our plans of the anticipated period of operating a leased retail store location, the discontinued use of an asset and other factors. If expected future discounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value.

Depreciation expense for fiscal 2012, fiscal 2011 and fiscal 2010 included $0.3 million, $4.6 million, and $0.4 million, respectively, of impairment charges for property and equipment, which generally relate to leasehold impairments at retail stores. Depreciation by operating group in Note 10 and in our consolidated statements of cash flows includes these impairment charges. In fiscal 2011, $3.7 million of the $4.6 million of impairment charges reflect impairment of retail store and restaurant assets in the Tommy Bahama operating group. Substantially all of the impairment charges were recorded in SG&A in our consolidated statements of earnings.

Intangible Assets, net

At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of trademarks and customer relationships. The fair values and useful lives of these intangible assets are estimated based on our assessment as well as independent third party appraisals in some cases. Such valuations, which are dependent upon a number of uncertain factors, may include a discounted cash flow analysis of anticipated revenues or cost savings resulting from the acquired intangible asset using an estimate of a risk-adjusted market-based cost of capital as the discount rate.

Intangible assets with indefinite lives, which primarily consist of trademarks, are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. The evaluation of the recoverability of trademarks with indefinite lives includes valuations based on a discounted cash flow analysis utilizing the relief from royalty method, among other considerations. Like the initial valuation, the evaluation of recoverability is dependent upon a number of uncertain factors which require certain assumptions to be made by us, including estimates of net sales, royalty income, operating income, growth rates, royalty rates for the trademark, discount rates and income tax rates, among other factors. If an annual or interim analysis indicates an impairment of a trademark with an indefinite useful life, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset.

In July 2012, the FASB amended ASC 350 "Intangibles—Goodwill and Other." This amendment, which we adopted in the fourth quarter of fiscal 2012, resulted in no material impact on our consolidated financial statements. The amendment provides us with the option first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles—Goodwill and Other—General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. We also have the option to bypass the qualitative assessment for any indefinite-lived intangible asset in

Note 1. Summary of Significant Accounting Policies (Continued)

any period and proceed directly to performing the quantitative impairment test, and we will be able to resume performing the qualitative assessment in any subsequent period.

We test, either quantitatively or qualitatively, intangible assets with indefinite lives for impairment as of the first day of the fourth quarter of our fiscal year, or at an interim date if indicators of impairment exist at that date. No impairment of intangible assets with indefinite lives was recognized during any period presented.

We recognize amortization of intangible assets with finite lives, which primarily consist of customer relationships and trademarks, over the estimated useful lives of the intangible assets using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Certain of our intangible assets with finite lives may be amortized over periods of up to 15 years in some cases. The determination of an appropriate useful life for amortization is based on our plans for the intangible asset as well as factors outside of our control, including expected customer attrition. Amortization of intangible assets is included in SG&A in our consolidated statements of earnings. Intangible assets with finite lives are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future discounted cash flows resulting from the intangible assets are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. No impairment of intangible assets with finite lives was recognized during any period presented.

Any costs associated with extending or renewing recognized intangible assets, which primarily consist of trademarks and customer relationships, are generally expensed as incurred.

Goodwill, net

Goodwill is recognized as the amount by which the cost to acquire a company or group of assets exceeds the fair value of assets acquired less any liabilities assumed at acquisition. Thus, the amount of goodwill recognized in connection with a business combination is dependent upon the fair values assigned to the individual assets acquired and liabilities assumed in a business combination. Goodwill is allocated to the respective reporting unit at the time of acquisition. Goodwill is not amortized but instead is evaluated for impairment annually or more frequently if events or circumstances indicate that the goodwill might be impaired.

We test, either qualitatively or as a two-step quantitative evaluation, goodwill for impairment as of the first day of the fourth quarter of our fiscal year. The qualitative factors that we use to determine the likelihood of goodwill impairment, as well as to determine if an interim test is appropriate, include: (a) macroeconomic conditions, (b) industry and market considerations, (c) cost factors, (d) overall financial performance, (e) other relevant entity-specific events, (f) events affecting a reporting unit, (g) a sustained decrease in share price, or (h) other factors as appropriate. In the event we determine that we will bypass the qualitative impairment option or if we determine that a quantitative test is appropriate, the quantitative test includes valuations of each applicable underlying business using fair value techniques and market comparables which may include a discounted cash flow analysis or an independent appraisal. Significant estimates, some of which may be very subjective, considered in such a discounted cash flow analysis are future cash flow projections of the business, the discount rate, which

Note 1. Summary of Significant Accounting Policies (Continued)

estimates the risk-adjusted market based cost of capital, and other assumptions. The estimates and assumptions included in the two-step evaluation of the recoverability of goodwill involve significant uncertainty, and if our plans or anticipated results change, the impact on our financial statements could be significant.

If an annual or interim analysis indicates an impairment of goodwill balances, the impairment is recognized in our consolidated financial statements. No impairment of goodwill was recognized during any periods presented. As of February 2, 2013, all the goodwill included in our consolidated balance sheet is deductible for tax purposes.

Prepaid Expenses and Other Non-Current Assets, net

Amounts included in prepaid expenses primarily consist of prepaid operating expenses, including rent, taxes, insurance, advertising and royalties. Other non-current assets primarily consist of assets set aside for potential deferred compensation liabilities related to our deferred compensation plan as discussed below, assets related to certain investments in officers' life insurance policies, security deposits and deferred financing costs.

Officers' life insurance policies that are owned by us, which are included in other non-current assets, net, are recorded at their cash surrender value, less any outstanding loans associated with the life insurance policies that are payable to the life insurance company with which the policy is outstanding. As of February 2, 2013 and January 28, 2012, the officers' life insurance policies, net recorded in our consolidated balance sheets totaled $5.5 million and $5.3 million, respectively. During fiscal 2010, we repaid $4.1 million of loans associated with the life insurance policies.

Deferred financing costs, which are included in other non-current assets, net, are amortized on a straight-line basis, which approximates the effective interest method over the life of the related debt. Amortization expense for deferred financing costs, which is included in interest expense in our consolidated statements of earnings, was $0.8 million, $1.1 million and $1.3 million during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Additionally, $1.7 million and $1.1 million of deferred financing costs were written off and included in loss on repurchase of senior notes in fiscal 2012 and fiscal 2011, respectively, in conjunction with our redemption or repurchase, satisfaction and discharge of senior notes in the respective period with no such write-off in fiscal 2010. Unamortized deferred financing costs totaled $1.9 million and $2.7 million at February 2, 2013 and January 28, 2012, respectively.

Deferred Compensation

We have a non-qualified deferred compensation plan offered to a select group of highly compensated employees. The plan provides participants with the opportunity to defer a portion of their cash compensation in a given plan year, of which a percentage may be matched by us in accordance with the terms of the plan. We make contributions to rabbi trusts or other investments to provide a source of funds for satisfying these deferred compensation liabilities. Investments held for our deferred compensation plan consist of insurance contracts and are recorded based on valuations which generally incorporate unobservable factors. A change in the value of the underlying assets would substantially be offset by a change in the liability to the employee resulting in an immaterial net impact on our

Note 1. Summary of Significant Accounting Policies (Continued)

consolidated financial statements. These securities approximate the participant-directed investment selections underlying the deferred compensation liabilities.

The total value of the assets set aside for potential deferred compensation liabilities, which are included in other non-current assets, net, as of February 2, 2013 and January 28, 2012 was $10.3 million and $9.0 million, respectively, substantially all of which are held in a rabbi trust. The liabilities associated with the non-qualified deferred compensation plan are included in other non-current liabilities in our consolidated balance sheets and totaled $10.0 million and $8.8 million at February 2, 2013 and January 28, 2012, respectively.

Accounts Payable, Other Accrued Expenses and Accrued Compensation

Liabilities for accounts payable, accrued compensation and other accrued expenses are carried at cost, which reflects the fair value of the consideration expected to be paid in the future for goods and services received, whether or not billed to us. Accruals for employee insurance and workers' compensation, which are included in accounts payable and other accrued expenses in our consolidated balance sheets, include estimated settlements for known claims, as well as accruals for estimates of incurred but not reported claims based on our claims experience and statistical trends.

We are subject to certain claims and assessments related to legal proceedings in the ordinary course of business. The claims and assessments may relate to disputes about intellectual property, real estate and contracts, as well as labor, employment, environmental and tax matters. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements for the estimated loss and related legal fees. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, we are unable to make a reasonable estimate of a liability, if any, and therefore have not recorded a reserve. As additional information becomes available or as circumstances change, we adjust our assessment and estimates of such liabilities accordingly. We believe the outcome of outstanding or pending matters, individually and in the aggregate will not have a material impact on our consolidated financial statements, based on information currently available.

Contingent Consideration

In connection with acquisitions, we may enter into contingent consideration arrangements, which provide for the payment of additional purchase consideration to the sellers if certain performance criteria are achieved during a specified period. Pursuant to the guidance related to the purchase method of accounting, we must recognize the fair value of the contingent consideration based on its estimated fair value at the date of acquisition. Such valuation requires assumptions regarding anticipated cash flows, probabilities of cash flows, discount rates and other factors. Each of these assumptions may involve a significant amount of uncertainty. Subsequent to the date of acquisition, we must periodically adjust the liability for the contingent consideration to reflect the fair value of the contingent consideration by reassessing our valuation assumptions as of that date. Absent any other changes to assumptions included in our valuation of the contingent consideration, we expect as time passes that the fair value of the contingent consideration will increase due to the passage of time as we approach the payment dates. Additionally, a change in assumptions related to the contingent consideration in future periods could have a material impact on our consolidated balance sheets or our

Note 1. Summary of Significant Accounting Policies (Continued)

consolidated statements of earnings. Any change in the fair value of the contingent consideration is recognized as change in fair value of contingent consideration in our consolidated statements of earnings.

As part of our acquisition of the Lilly Pulitzer brand and operations, we entered into a contingent consideration arrangement whereby we may be obligated to pay up to $20 million in cash in the aggregate, over the four years following the closing of the acquisition, based on Lilly Pulitzer's achievement of certain earnings targets. The terms of the contingent consideration arrangement are discussed in further detail in Note 6. As of the date of acquisition we determined that the fair value of the contingent consideration was $10.5 million, which reflected the discounted fair value of the expected payments. Although there was uncertainty about whether the performance criteria in the contingent consideration arrangement will be achieved, we anticipated paying all of the contingent consideration. Thus, the fair value of the contingent consideration at acquisition reflected the $20 million of anticipated payments discounted to fair value using a discount rate which reflected the uncertainty regarding whether the earnings target may not be met given the growth required to achieve the contingent consideration payments as well as other factors. As of January 28, 2012, we still anticipated that the performance criteria would be met based on the operating results of the Lilly Pulitzer business exceeding the performance criteria in fiscal 2011, and we reevaluated the discount rate at that time.

As of February 2, 2013, we reevaluated the discount rate and determined that the use of a lower discount rate than used in prior periods would be appropriate. This lower discount rate reflects our assessment that we believe the likelihood of the contingent consideration being earned is greater than in prior years based on our consideration of, among other factors, (1) the historical earnings achieved by the Lilly Pulitzer operating group through fiscal 2012, including a significant amount of earnings from fiscal 2011 and fiscal 2012 in excess of the targets for those periods which carries over as a reduction to the targets in future years, (2) the fiscal 2012 earnings significantly exceeded both the fiscal 2013 and fiscal 2014 targets, (3) our operating income projections for the Lilly Pulitzer operating group for future periods which exceed the fiscal 2012 operating results and (4) the shorter remaining term of the contingent consideration arrangement, which provides greater visibility through the term of the agreement. Our assessment of these factors resulted in a reduction of the discount rate for the contingent consideration to a rate which reflects the reduced uncertainty of the amounts to be paid pursuant to the arrangement.

Note 1. Summary of Significant Accounting Policies (Continued)

A summary of the fair value of the contingent consideration liability, including non-current and current amounts, is as follows (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Balance at beginning of year	$13,145	$10,745	$ —
Recognition of fair value at acquisition	—	—	10,545
Change in fair value of contingent consideration	6,285	2,400	200
Contingent consideration payments made to sellers during the year(1)	(4,980)	—	—
Balance at end of year	$14,450	$13,145	$10,745
Maximum contingent consideration amounts eligible to be earned in future years	$15,000	$17,500	$20,000

(1) Reflects payment of the $2.5 million fiscal 2011 contingent consideration payment and the $2.5 million fiscal 2012 contingent consideration payment, less a discount due to the payment of the contingent consideration amount for fiscal 2012 being made prior to the end of the year rather than subsequent to year-end.

Other Non-current Liabilities

Amounts included in other non-current liabilities primarily consist of deferred rent related to our operating lease agreements as discussed below, deferred compensation as discussed above, an environmental remediation reserve as discussed in Note 6, and income tax uncertainties as discussed in Note 8.

Leases

In the ordinary course of business we enter into lease agreements for retail, restaurant, office and warehouse/distribution space, as well as leases for certain equipment. The leases have varying terms and expirations and frequently have provisions to extend, renew or terminate the lease agreement, among other terms and conditions, as negotiated. We assess the lease at inception and determine whether the lease qualifies as a capital or operating lease. Assets leased under capital leases and the related liabilities are included in our consolidated balance sheets in property and equipment and long-term debt, respectively. Assets leased under operating leases are not recognized as assets and liabilities in our consolidated balance sheets.

When a non-cancelable operating lease includes any fixed escalation clauses, lease incentives for rent holidays and/or landlord build-out-related allowances, rent expense is generally recognized on a straight-line basis over the initial term of the lease from the date that we take possession of the space and does not assume that any termination options included in the lease will be exercised. The amount by which rents payable under the lease since lease inception differs from the amount recognized on a straight-line basis since lease inception is recorded in other non-current liabilities in our consolidated balance sheets. Deferred rent as of February 2, 2013 and January 28, 2012 was $31.6 million and $24.5 million, respectively. Contingent rents, including those based on a percentage of retail sales over stated levels, and rental payment increases based on a contingent future event are recognized as the expense is incurred.

Note 1. Summary of Significant Accounting Policies (Continued)

If we vacate leased space and determine that we do not plan to use the space in the future, we recognize a loss for any future rent payments, less any anticipated future sublease income and adjusted for any deferred rent amounts included in our consolidated balance sheet on that date. Additionally, for any lease that we terminate and agree to a lease termination payment, we recognize a loss for the lease termination payment at the time of the agreement. During fiscal 2010, we recognized $2.8 million of charges related to lease termination losses and vacated leased office space that we exited or otherwise do not intend to utilize in the future, which are included in SG&A in our consolidated statements of operations. No material amounts of such charges were incurred in fiscal 2012 and fiscal 2011. During fiscal 2011, we recognized a reduction in deferred rent of $3.6 million resulting from our decision to exit certain leases by negotiating a lease termination or by deciding that we will exercise an early termination option for certain existing lease agreements. These amounts are reflected as a reduction to SG&A in our consolidated statements of operations.

Foreign Currency Transactions and Translation

We are exposed to foreign currency exchange risk when we purchase or sell goods in foreign currencies. The resulting assets and liabilities denominated in amounts other than the functional currency of the subsidiary are remeasured into the functional currency of the subsidiary at the rate of exchange in effect on the balance sheet date, and income and expenses are remeasured at the average rates of exchange prevailing during the relevant period. The impact of any such remeasurement is recognized in our consolidated statements of earnings in the respective period. Net gains (losses) related to foreign currency transactions recognized in fiscal 2012, fiscal 2011 and fiscal 2010 were not material to our consolidated financial statements.

Additionally, the financial statements of our subsidiaries for which the functional currency is a currency other than the United States dollar are translated into United States dollars at the rate of exchange in effect on the balance sheet date for the balance sheet and at the average rates of exchange prevailing during the relevant period for the statements of earnings. The impact of such translation is recognized in accumulated other comprehensive income (loss) in our consolidated balance sheets and included in other comprehensive income (loss) in our consolidated statements of comprehensive income resulting in no impact on net earnings for the period.

Derivative Financial Instruments

Derivative financial instruments, which include our forward foreign currency exchange contracts and interest rate swap agreements, are measured at their fair value in our consolidated balance sheets. Unrealized gains and losses are recognized as prepaid expenses or accounts payable and accrued expenses, respectively. The accounting for changes in the fair value of derivative instruments depends on whether the derivative has been designated and qualifies for hedge accounting. The criteria used to determine if a derivative instrument qualifies for hedge accounting treatment are whether an appropriate hedging instrument has been identified and designated to reduce a specific exposure and whether there is a high correlation between changes in the fair value of the hedging instrument and the identified exposure based on the nature of the hedging relationship. Based on the nature of the hedging relationship, a qualifying derivative is designated for accounting purposes as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign business. As of February 2, 2013 all of

Note 1. Summary of Significant Accounting Policies (Continued)

our derivative financial instruments that qualify for hedge accounting treatment are designated as cash flow hedges.

We formally document hedging instruments and hedging relationships at the inception of each contract. Further, we assess both at the inception of a contract and on an ongoing basis, whether the hedging instrument is effective in offsetting the risk of the hedged transaction. For any derivative financial instrument that is designated and qualifies for hedge accounting treatment and has not been settled as of period-end, the unrealized gains (losses) on the outstanding derivative financial instrument is recognized, to the extent the hedge relationship has been effective, as a component of accumulated other comprehensive income (loss) in our consolidated balance sheets. For derivative financial instrument that is not designated as a hedge for accounting purposes, or for any ineffective portion of a hedge, the unrealized gains (losses) on the outstanding derivative financial instrument is included in net earnings (losses) as a component of SG&A in our consolidated statements of earnings. Cash flows related to hedging transactions are classified in our consolidated statements of cash flows in the same category as the items being hedged.

We do not use derivative instruments for trading or speculative purposes. We did not hold any derivative financial instruments, which had not been settled, that were not designated as a cash flow hedge for accounting purposes as of February 2, 2013 and January 28, 2012 and no significant ineffectiveness was recorded on qualifying hedges during fiscal 2012, fiscal 2011 and fiscal 2010.

The counterparties to our derivative contracts are generally financial institutions with investment grade credit ratings. To manage our credit risk related to our derivative financial instruments, we periodically monitor the credit risk of our counterparties, limit our exposure in the aggregate and to any single counterparty, and adjust our hedging position, as appropriate. The impact of credit risk, as well as the ability of each party to fulfill its obligations under our derivative financial instruments, is considered in determining the fair value of the contracts. Credit risk has not had a significant effect on the fair value of our derivative contracts. We do not have any credit risk-related contingent features or collateral requirements with our derivative financial instruments.

Foreign Currency Risk Management

As of February 2, 2013, our foreign currency exchange risk exposure primarily results from our businesses operating outside of the United States, which is primarily our United Kingdom and European Ben Sherman operations, purchasing goods in United States dollars or other currencies which are not the functional currency of the business; our businesses operating outside of the United States selling goods in currencies other than its functional currency; and certain intercompany transactions. We may enter into short-term forward foreign currency exchange contracts in the ordinary course of business to mitigate a portion of the risk associated with foreign currency exchange rate fluctuations related to purchases of inventory or selling goods in currencies other than their functional currencies by certain of our foreign subsidiaries. Historically, we have entered into forward foreign currency exchange contracts for our United Kingdom business using pound sterling for the purchase of United States dollars, which are used for inventory purchases, and for the sale of Euro, which are generated from retail and wholesale operations in Europe, for pound sterling. Due to the magnitude of our other international operations, we have not historically entered into forward foreign currency exchange contracts for our other international operations, including operations in Asia and Australia.

Note 1. Summary of Significant Accounting Policies (Continued)

The fair value and book value of the forward foreign exchange contracts is determined by us based on dealer quotes of market forward rates and reflects the amount that we would receive or pay at the short-term maturity dates for contracts involving the same currencies and maturity dates. All forward foreign currency exchange contracts that had not been settled as of February 2, 2013 have contractual settlement dates during fiscal 2013. Thus, we anticipate that any gain (loss) included in accumulated other comprehensive income as of February 2, 2013 that is ultimately realized will impact net earnings in fiscal 2013 as the contracts are settled. The notional amount of forward foreign currency exchange contracts which had not been settled that qualify as hedges for accounting purposes totaled $33.4 million and $26.5 million as of February 2, 2013 and January 28, 2012, respectively.

Interest Rate Risk Management

As of February 2, 2013, we are exposed to market risk from changes in interest rates on our variable-rate indebtedness, which includes our U.S. Revolving Credit Agreement and our U.K. Revolving Credit Agreement. We generally intend to limit the impact of interest rate changes on earnings and cash flow, primarily through a mix of variable-rate and fixed-rate debt, although at times we may not have any variable-rate or fixed-rate debt. Additionally, we may enter into interest rate swap arrangements related to certain of our variable-rate debt in order to fix the interest rate on variable rate debt if we determine that our exposure to interest rate changes is higher than optimal. Our assessment also considers our need for flexibility in our borrowing arrangements resulting from the seasonality of our business, among other factors. We continuously monitor interest rates to consider the sources and terms of our borrowing facilities in order to determine whether we have achieved our interest rate management objectives.

In order to mitigate our exposure to changes in interest rates in future periods, we entered into an interest rate swap agreement under which we swap the interest rate on certain of our variable-rate borrowings ranging from $25 million to $45 million during the period from August 2013 until March 2015 for a fixed rate interest charge equal to 0.42% plus the applicable margin, as specified in our U.S. Revolving Credit Agreement.

The fair value of the interest rate swap is determined by us based on dealer quotes, which consider forward curves and volatility levels using observable market inputs when available. We anticipate that any gain (loss) included in accumulated other comprehensive income as of February 2, 2013 which is ultimately realized will impact net earnings during the next three years until maturity of the interest rate swap agreement in March 2015.

Fair Value Measurements

Fair value, in accordance with GAAP, is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Valuation techniques include the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).

Note 1. Summary of Significant Accounting Policies (Continued)

These valuation techniques may be based upon observable and unobservable inputs. The three levels of inputs used to measure fair value pursuant to the guidance are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, which includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Our financial instruments consist primarily of our cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, forward foreign currency exchange contracts, interest rate swap agreements, fair value of contingent consideration and debt. Given their short-term nature, the carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued expenses generally approximate their fair values. Additionally, we believe the carrying amounts of our variable-rate borrowings, if any, approximate fair value.

The following table summarizes financial assets and financial liabilities measured and recorded at fair value on a recurring basis, each of which are discussed in further detail above, (in thousands):

	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
February 2, 2013				
Financial Liabilities:				
Forward foreign currency exchange contracts	$ 576	$—	$576	$ —
Interest rate swap agreements	$ 23	$—	$ 23	$ —
Fair value of contingent consideration, (current and non-current)	$14,450	$—	$ —	$14,450
January 28, 2012				
Financial Assets:				
Forward foreign currency exchange contracts	$ 483	$—	$483	$ —
Financial Liabilities:				
Fair value of contingent consideration, (current and non-current)	$13,145	$—	$ —	$13,145

For a description of the methods used for determining the fair value of the financial instruments included in the table above, refer to the accounting policy description for the respective financial instrument included above. Additionally, we have determined that our property and equipment, intangible assets and goodwill, for which the book values are disclosed in Notes 3 and 4, are

Note 1. Summary of Significant Accounting Policies (Continued)

non-financial assets measured at fair value on a non-recurring basis. We have determined that our approaches for determining fair values for each of these assets generally are based on Level 3 inputs.

In May 2011, the FASB amended ASC 820 "Fair Value Measurements and Disclosures" in order to clarify existing guidance in GAAP, better align ASC 820 with International Accounting Standards and require additional fair value disclosures. The amendments to ASC 820 were adopted by us in fiscal 2012, with all amendments applied prospectively with changes in measurements, if any, recognized in earnings in fiscal 2012. The adoption of the amendments to ASC 820 in fiscal 2012 did not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued new, expanded disclosure requirements for financial instruments surrounding an entity's rights of offset and related counterparty arrangements. This guidance requires disclosure of both "gross" and "net" information for recognized financial instruments (including derivatives) that are (i) eligible for offset and presented "net" in the balance sheet or (ii) subject to enforceable master netting agreements, irrespective of whether an entity actually offsets and "net presents" such instruments in the balance sheet. The guidance also requires disclosure of any collateral received or posted in connection with master netting agreements or similar arrangements. We adopted the new guidance in the fourth quarter of fiscal 2012 with retrospective application. The new guidance did not have a material effect on our consolidated financial statements upon adoption as no material amounts are eligible for offset in our consolidated balance sheets or subject to an enforceable master netting agreement.

Stock-Based Compensation

We have certain stock-based employee compensation plans as described in Note 7, which provide for the ability to grant restricted stock, restricted stock units, stock options and other stock-based awards to our employees and non-employee directors. We recognize share-based awards to employees and non-employee directors in our consolidated statements of earnings based on their fair values on the grant date.

Using the fair value method, compensation expense, with a corresponding entry to additional paid-in capital, is recognized related to the share-based awards. The share-based awards which are unvested as of February 2, 2013 are dependent upon the employee remaining employed by us for a specified time subsequent to the grant date. Some prior grants, including the fiscal 2012 grant, were dependent upon us meeting certain performance measures for a specified performance period and the employee remaining employed by us for a specified time subsequent to the performance period, if applicable, and it is possible that future awards may have certain performance based requirements. The amount of share-based compensation expense recognized over the performance period, if any, and vesting period is calculated based upon the market value of the share-based awards on the grant date. The share-based compensation expense, less an estimated forfeiture rate if material, is recognized on a straight-line basis over the aggregate performance period, if any, and required service period. The estimated forfeiture rate is assessed and adjusted periodically as appropriate.

Note 1. Summary of Significant Accounting Policies (Continued)

Accumulated Other Comprehensive Loss

Comprehensive income (loss) consists of net earnings and specified components of other comprehensive income (loss). Other comprehensive income includes changes in assets and liabilities that are not included in net earnings pursuant to GAAP, such as foreign currency translation adjustments and the net unrealized gain (loss) associated with cash flow hedges which qualify for hedge accounting, including forward foreign currency exchange contracts and interest rate swap agreements. These amounts of other comprehensive income (loss) are deferred in accumulated other comprehensive income (loss), which is included in shareholders' equity in our consolidated balance sheets. Upon settlement of the agreement, amounts related to foreign currency contracts are recognized as a part of the cost of inventory being hedged in our consolidated balance sheet and recognized in our consolidated statements of operations when the related inventory is sold, while amounts related to interest rate swap agreements are recognized in our statements of operations as an adjustment to interest expense on the individual payment dates of the agreement. The components of accumulated other comprehensive income (loss), net of related income taxes, are as follows (in thousands):

	February 2, 2013	January 28, 2012
Foreign currency translation loss	$(23,986)	$(24,157)
Net unrealized gain (loss) on cash flow hedges	(599)	483
Accumulated other comprehensive loss	$(24,585)	$(23,674)

Dividends

Dividends are accrued at the time that the dividend is declared by our Board of Directors and typically paid within the same fiscal quarter declared.

Concentration of Credit Risk and Significant Customers

Our exposure to concentrations of credit risk primarily consists of accounts receivable, for which the total exposure is limited to the amount recognized in our consolidated balance sheets. We sell our merchandise to customers operating in a number of retail distribution channels in the United States, as well as in some retail distribution channels in other countries. We extend and continuously monitor credit risk based on an evaluation of the customer's financial condition and credit history and generally require no collateral. Credit risk is impacted by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. Additionally, a decision by the controlling owner of a group of stores or any significant customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have an adverse effect on our results of operations in future periods. Two customers represented 14% and 10% of our consolidated accounts receivable, net as of February 2, 2013 with no other customers representing 10% or more of our consolidated accounts receivable at that date.

No individual customer represented greater than 10% of our consolidated net sales in fiscal 2012, fiscal 2011 or fiscal 2010. Additionally, during fiscal 2012, fiscal 2011 and fiscal 2010 no individual customer represented more than 10% or more of the net sales of Tommy Bahama, Lilly Pulitzer or Ben

Note 1. Summary of Significant Accounting Policies (Continued)

Sherman, except that one customer represented 10% of Tommy Bahama's net sales in fiscal 2010 and another customer represented 11% of Ben Sherman's net sales in fiscal 2010. During each of fiscal 2012, fiscal 2011 and fiscal 2010, the top five customers of Lanier Clothes, represented 73%, 68% and 68%, respectively, of Lanier Clothes net sales. In fiscal 2012, fiscal 2011 and fiscal 2010, the largest individual customer in Lanier Clothes represented 19%, 18% and 22%, respectively, of the net sales in Lanier Clothes.

Income Taxes

Income taxes included in our consolidated financial statements are determined using the asset and liability method. Under this method, income taxes are recognized based on amounts of income taxes payable or refundable in the current year as well as the impact of any items that are recognized in different periods for consolidated financial and tax return reporting purposes. As certain amounts are recognized in different periods for consolidated financial statement and tax return purposes, financial statement and tax bases of assets and liabilities differ, resulting in the recognition of deferred tax assets and liabilities. The deferred tax assets and liabilities reflect the estimated future tax effects attributable to these differences, as well as the impact of net operating loss, capital loss and federal and state credit carryforwards, each as determined under enacted tax laws and rates expected to apply in the period in which such amounts are expected to be realized or settled. As realization of deferred tax assets and liabilities is dependent upon future taxable income in specific jurisdictions, changes in tax laws and rates and shifts in the amount of taxable income among state and foreign jurisdictions may have a significant impact on the amount of benefit ultimately realized for deferred tax assets and liabilities. We account for the effect of changes in tax laws or rates in the period of enactment.

There are certain exceptions to the requirement that deferred tax liabilities be recognized for the difference in the financial and tax bases of assets in the case of foreign subsidiaries. When the financial basis of the investment in a foreign subsidiary, excluding undistributed earnings, exceeds the tax basis in such investment, the deferred liability is not recognized if management considers the investment to be essentially permanent in duration. We consider our investments in certain of our foreign subsidiaries to be permanently reinvested, and accordingly have not recognized a deferred tax liability for any foreign subsidiary due to a difference in financial and tax basis. Deferred tax liabilities are also not required to be recognized for undistributed earnings of foreign subsidiaries when management considers those earnings to be permanently reinvested outside the United States. We consider the undistributed earnings of our foreign subsidiaries to be permanently reinvested outside the U.S. as of February 2, 2013 and therefore have not recorded a deferred tax liability on these earnings in our consolidated financial statements.

Valuation allowances are established when we determine that it is more-likely-than-not (greater than 50% likelihood) that some portion or all of a deferred tax asset will not be realized. Valuation allowances are analyzed periodically and adjusted as events occur or circumstances change that would indicate adjustments to the valuation allowances are appropriate.

We utilize a two-step approach for evaluating tax positions. Under the two-step method, recognition occurs when we conclude that a tax position, based solely on technical merits, is more-likely-than-not to be sustained upon examination. Measurement is only addressed if step one has been satisfied. The tax benefit recorded is measured as the largest amount of benefit determined on a

Note 1. Summary of Significant Accounting Policies (Continued)

cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more-likely-than-not standard, or are resolved through negotiation or litigation with the taxing authority or upon expiration of the statute of limitations. Derecognition of a tax position that was previously recognized occurs when we subsequently determine that a tax position no longer meets the more-likely-than-not threshold of being sustained. Interest and penalties associated with unrecognized tax positions are recorded within income tax expense in our consolidated statements of earnings.

We generally receive a United States income tax benefit upon the exercise of our employee stock options and the vesting of stock granted to employees. The benefit is equal to the difference between the fair market value of the stock at the time of the exercise and the option price, if any, times the appropriate tax rate. We have recorded the benefit associated with the exercise of employee stock options and the vesting of stock granted to employees as a reduction to income taxes payable. To the extent compensation expense has been recorded, income tax expense is reduced. Any additional benefit is recorded directly to shareholders' equity in our consolidated balance sheets. If a tax benefit is realized on compensation of an amount less than recorded for financial statement purposes, the decrease in benefit is also recorded directly to shareholders' equity.

We file income tax returns in the United Sates and various state, local and foreign jurisdictions. Our federal, state, local and foreign income tax returns filed for the years ended on or before January 31, 2009, with limited exceptions, are no longer subject to examination by tax authorities.

Earnings Per Share

Basic earnings from continuing operations, earnings from discontinued operations, net of taxes and net earnings per share are calculated by dividing the respective amount by the weighted average number of common shares outstanding during the period, including any unvested common shares with nonforfeitable rights to dividends. Shares repurchased are removed from the weighted average number of shares outstanding upon repurchase and delivery.

Diluted earnings from continuing operations, earnings from discontinued operations, net of taxes, and net earnings per share are calculated similarly to the amounts above, except that the weighted average shares outstanding in the diluted calculations also include the potential dilution using the treasury stock method that could occur if dilutive securities, including stock options, restricted stock units or other dilutive awards, if any, were converted to common shares. The treasury stock method assumes that shares are issued for any stock options, restricted stock units or other dilutive awards that are "in the money," and that we use the proceeds received to repurchase shares at the average market value of our shares for the respective period. For purposes of the treasury stock method, proceeds consist of cash to be paid, future compensation expense to be recognized and the amount of tax benefits, if any, which will be credited to additional paid-in capital assuming the conversion of the share-based awards.

Note 1. Summary of Significant Accounting Policies (Continued)

Discontinued Operations

As discussed in Note 14, on January 3, 2011, we disposed of substantially all of the operations and assets of our former Oxford Apparel operating group. The amounts classified as discontinued operations in our consolidated balance sheets, consolidated statements of earnings and consolidated statements of cash flows for all periods presented include the operations of our former Oxford Apparel operating group, as reported historically, except that (1) the operations of our Oxford Golf business and the operations of our Lyons, Georgia distribution center are reported within Corporate and Other as those operations were not sold and (2) certain corporate service costs which were previously allocated to Oxford Apparel are reported as corporate service costs included in Corporate and Other as there was uncertainty in whether there would be a reduction in those costs as a result of the Oxford Apparel sale.

With respect to interest expense, for fiscal 2010 we allocated all interest expense related to our U.S. Revolving Credit Agreement which was incurred prior to the transaction to earnings from discontinued operations as the net proceeds from the transaction and the proceeds from the settlement of the retained assets and liabilities related to the discontinued operations exceeded the amounts outstanding under our U.S. Revolving Credit Agreement during those periods. We did not allocate any interest related to our Senior Secured Notes to discontinued operations. The income taxes for discontinued operations reflect the residual income tax expense after calculating the income taxes for continuing operations, excluding the discontinued operations.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported as assets, liabilities, revenues and expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2012 presentation including the reclassification of certain amounts in the January 28, 2012 balance sheet from prepaid expenses to other non-current assets.

Recent Accounting Pronouncements

In February 2013, the FASB issued new guidance requiring an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net earnings, but only if the amounts reclassified are required to be reclassified in their entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net earnings, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The new guidance is effective prospectively for the first quarter

Note 1. Summary of Significant Accounting Policies (Continued)

of fiscal 2013, and since it relates to disclosure only, it is not expected to have a material impact on our consolidated financial statements.

Note 2. Inventories

The components of inventories are summarized as follows (in thousands):

	February 2, 2013	January 28, 2012
Finished goods	$154,593	$143,482
Work in process	6,028	6,244
Fabric, trim and supplies	5,431	6,070
LIFO reserve	(56,447)	(52,376)
Total inventory	$109,605	$103,420

There were no LIFO inventory liquidations in fiscal 2012, fiscal 2011 or fiscal 2010. LIFO accounting charges, which we consider to include changes in the LIFO reserve as well as the impact of changes in inventory reserves related to lower of cost or market adjustments that do not exceed the LIFO reserve, were $4.0 million, $5.8 million and $3.8 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Note 3. Property and Equipment, Net

Property and equipment, carried at cost, is summarized as follows (in thousands):

	February 2, 2013	January 28, 2012
Land	$ 1,870	$ 1,870
Buildings and improvements	29,717	28,964
Furniture, fixtures, equipment and technology	124,138	101,010
Leasehold improvements	152,778	121,449
Subtotal	308,503	253,293
Less accumulated depreciation and amortization	(179,621)	(160,087)
Total property and equipment, net	$ 128,882	$ 93,206

Note 4. Intangible Assets and Goodwill

Intangible assets by category are summarized below (in thousands):

	February 2, 2013	January 28, 2012
Intangible assets with finite lives, which primarily consist of customer relationships:		
Gross carrying amount	$ 45,793	$ 45,706
Accumulated amortization	(41,994)	(40,889)
Total intangible assets with finite lives, net	3,799	4,817
Intangible assets with indefinite lives:		
Trademarks	160,518	160,376
Total intangible assets, net	$164,317	$165,193

The changes in carrying amount of intangible assets by operating group and in total, for fiscal 2012, fiscal 2011 and fiscal 2010 are as follows (in thousands):

	Tommy Bahama	Lilly Pulitzer	Ben Sherman	Total
Balance, January 30, 2010	$113,173	$ —	$24,289	$137,462
Acquisition	—	30,501	—	30,501
Amortization	(693)	(13)	(267)	(973)
Other, including foreign currency changes	—	—	(310)	(310)
Balance, January 29, 2011	112,480	30,488	23,712	166,680
Amortization	(516)	(460)	(219)	(1,195)
Other, including foreign currency changes	—	—	(292)	(292)
Balance, January 28, 2012	111,964	30,028	23,201	165,193
Amortization	(384)	(389)	(252)	(1,025)
Other, including foreign currency changes	—	—	149	149
Balance, February 2, 2013	$111,580	$29,639	23,098	$164,317

Based on the current estimated useful lives assigned to our intangible assets, amortization expense for each of the five years subsequent to fiscal 2012 is expected to be $0.9 million or less each year.

Note 4. Intangible Assets and Goodwill (Continued)

The changes in the carrying amount of goodwill by operating group and in total, for fiscal 2012, fiscal 2011 and fiscal 2010 are as follows (in thousands):

	Tommy Bahama	Lilly Pulitzer	Total
Balance, January 30, 2010	$ —	$ —	$ —
Acquisition	—	16,866	16,866
Balance, January 29, 2011	—	16,866	16,866
Purchase accounting adjustments	—	(371)	(371)
Balance, January 28, 2012	—	16,495	16,495
Acquisition	780	—	780
Balance, February 2, 2013	$780	$16,495	$17,275

Note 5. Debt

The following table details our debt (in thousands):

	February 2, 2013	January 28, 2012
$235 million U.S. Secured Revolving Credit Facility ("U.S. Revolving Credit Agreement")(1)	$108,552	N/A
$175 million U.S. Secured Revolving Credit Facility ("Prior Revolving Credit Agreement")(1)	N/A	$ —
£7 million Senior Secured Revolving Credit Facility ("U.K. Revolving Credit Agreement")(2)	7,944	2,571
11.375% Senior Secured Notes ("Senior Secured Notes")(3)(4)	N/A	105,000
Unamortized discount	—	(1,595)
Total debt	116,496	105,976
Short-term debt	(7,944)	(2,571)
Long-term debt	$108,552	$103,405

(1) The U.S. Revolving Credit Agreement, entered into in June 2012, amended and restated the Prior Revolving Credit Agreement, which was scheduled to mature in August 2013. The U.S. Revolving Credit Agreement generally (i) is limited to a borrowing base consisting of specified percentages of eligible categories of assets; (ii) accrues variable-rate interest, unused line fees and letter of credit fees based upon a pricing grid which is tied to average unused availability and/or utilization; (iii) requires periodic interest payments with principal due at maturity (June 2017); and (iv) is generally secured by a first priority security interest in the accounts receivable, inventory, general intangibles and eligible trademarks, investment property (including the equity interests of certain subsidiaries), deposit accounts, intercompany obligations, equipment, goods, documents, contracts, books and records and other personal property of Oxford Industries, Inc. and substantially all of its domestic subsidiaries.

Note 5. Debt (Continued)

(2) The U.K. Revolving Credit Agreement generally (i) accrues interest at the bank's base rate plus an applicable margin; (ii) requires interest payments monthly with principal payable on demand; and (iii) is collateralized by substantially all of the assets of our United Kingdom Ben Sherman subsidiaries.

(3) In the second quarter of fiscal 2012, we redeemed all of the remaining outstanding $105 million in aggregate principal amount of the Senior Secured Notes, which were scheduled to mature in July 2015. The redemption of the Senior Secured Notes for $111.0 million, plus accrued interest, and the related write-off of $1.7 million of unamortized deferred financing costs and $1.4 million of unamortized bond discount resulted in a loss on repurchase of senior notes of $9.1 million. The redemption of the Senior Secured Notes satisfied and discharged all of our obligations with respect to the Senior Secured Notes and the related indenture and was funded primarily through borrowings under our U.S. Revolving Credit Agreement.

(4) In the second and third quarters of fiscal 2011, we repurchased, in privately negotiated transactions, $45.0 million in aggregate principal amount of the Senior Secured Notes for $52.2 million, plus accrued interest. The repurchase of the Senior Secured Notes and related write-off of $1.0 million of unamortized deferred financing costs and $0.8 million of unamortized bond discount resulted in a loss on repurchase of senior notes of $9.0 million in fiscal 2011.

To the extent cash flow needs exceed cash flow provided by our operations we will have access, subject to their terms, to our lines of credit to provide funding for operating activities, capital expenditures and acquisitions, if any. Our credit facilities are also used to finance trade letters of credit for product purchases, which are drawn against our lines of credit at the time of shipment of the products and reduce the amounts available under our lines of credit and borrowing capacity under our credit facilities when issued. As of February 2, 2013, $7.2 million of trade letters of credit and other limitations on availability in the aggregate were outstanding against our credit facilities. After considering these limitations and the amount of eligible assets in our borrowing base, as applicable, as of February 2, 2013, we had $105.1 million and $0.6 million in unused availability under the U.S. Revolving Credit Agreement and the U.K. Revolving Credit Agreement, respectively, subject to the respective limitations on borrowings set forth in the U.S. Revolving Credit Agreement and the U.K. Revolving Credit Agreement.

Covenants, Other Restrictions and Prepayment Penalties

Our credit facilities, consisting of our U.S. Revolving Credit Agreement and our U.K. Revolving Credit Agreement, are subject to a number of affirmative covenants regarding the delivery of financial information, compliance with law, maintenance of property, insurance and conduct of business. Also, our credit facilities are subject to certain negative covenants or other restrictions including, among other things, limitations on our ability to (i) incur debt, (ii) guaranty certain obligations, (iii) incur liens, (iv) pay dividends to shareholders, (v) repurchase shares of our common stock, (vi) make investments, (vii) sell assets or stock of subsidiaries, (viii) acquire assets or businesses, (ix) merge or consolidate with other companies, or (x) prepay, retire, repurchase or redeem debt.

Our U.S. Revolving Credit Agreement contains a financial covenant that applies if unused availability under the U.S. Revolving Credit Agreement for three consecutive days is less than the

Note 5. Debt (Continued)

greater of (i) $23.5 million or (ii) 10% of the total revolving commitments. In such case, our fixed charge coverage ratio as defined in the U.S. Revolving Credit Agreement must not be less than 1.0 to 1.0 for the immediately preceding 12 fiscal months for which financial statements have been delivered. This financial covenant continues to apply until we have maintained unused availability under the U.S. Revolving Credit Agreement of more than the greater of (i) $23.5 million or (ii) 10% of the total revolving commitments for 30 consecutive days.

We believe that the affirmative covenants, negative covenants, financial covenants and other restrictions under our credit facilities are customary for those included in similar facilities entered into at the time we entered into our agreements. During fiscal 2012 and as of February 2, 2013, no financial covenant testing was required pursuant to our U.S. Revolving Credit Agreement as the minimum availability threshold was met at all times. As of February 2, 2013, we were compliant with all covenants related to our credit facilities.

Note 6. Commitments and Contingencies

We have operating lease agreements for retail space, warehouses and sales and administrative offices as well as equipment with varying terms. Total rent expense, which includes minimum and contingent rent expense incurred, but excludes the reduction in rent expense associated with the write-off of deferred rent amounts upon the exit or decision to exit retail stores, under all leases was $62.9 million, $49.5 million and $43.3 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Most leases provide for payments of real estate taxes, insurance and other operating expenses applicable to the property and many retail leases provide for contingent rent based on retail sales, which are included in total rent expense above. These payments for real estate taxes, insurance, other operating expenses and contingent percentage rent are included in rent expense above, but are not included in the aggregate minimum rental commitments below, as the amounts payable in future periods are generally not specified in the lease agreement and are dependent on future events. The total amount of such charges included in total rent expense above were $16.1 million, $12.5 million and $11.3 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, which includes $0.7 million, $1.2 million and $0.9 million of contingent percentage rent during fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

As of January 28, 2012, the aggregate minimum base rental commitments for all non-cancelable operating real property leases with original terms in excess of one year are $54.8 million, $52.5 million, $46.1 million, $37.0 million, $32.4 million and $133.9 million for fiscal 2013, fiscal 2014, fiscal 2015, fiscal 2016, fiscal 2017 and thereafter, respectively.

We are also currently obligated under certain apparel license and design agreements to make future minimum royalty and advertising payments of $5.1 million, $5.0 million and $3.2 million for fiscal 2013, fiscal 2014 and fiscal 2015, respectively, and none thereafter. These amounts do not include amounts, if any, that exceed the minimums required pursuant to the agreements.

In connection with our acquisition of the Lilly Pulitzer brand and operations during the fourth quarter of fiscal 2010, we entered into a contingent consideration agreement pursuant to which we may be obligated to pay up to an additional $20 million in cash, in the aggregate, over the four years following the closing of the acquisition based on Lilly Pulitzer's achievement of certain earnings targets.

Note 6. Commitments and Contingencies (Continued)

The potential contingent consideration is comprised of: (1) four individual performance periods, consisting of the period from the date of our acquisition through the end of fiscal 2011, fiscal 2012, fiscal 2013 and fiscal 2014, in respect of which the prior owners of the Lilly Pulitzer brand and operations may be entitled to receive up to $2.5 million for each performance period; and (2) a cumulative performance period consisting of the period from the date of our acquisition through the end of the fiscal 2014, in respect of which the prior owners of the Lilly Pulitzer brand and operations may be entitled to receive up to $10 million.

During the second quarter of fiscal 2012, we paid the maximum $2.5 million in contingent consideration in respect of Lilly Pulitzer's earnings from the date of our acquisition through the end of fiscal 2011. Additionally, during the fourth quarter of fiscal 2012, we paid the $2.5 million fiscal 2012 contingent consideration amount. The fair value of the contingent consideration liability as of February 2, 2013 included in non-current contingent consideration in our consolidated balance sheet is $14.5 million and reflects the fair value of the $15.0 million of contingent consideration as of February 2, 2013 which may be earned in future periods..

During the 1990s, we discovered the presence of hazardous waste on one of our properties. We believe that remedial action will be required, including continued investigation, monitoring and treatment of groundwater and soil, although the timing of such remedial action is uncertain. As of February 2, 2013 and January 28, 2012, the reserve for the remediation of this site was $1.8 million and $1.9 million, respectively, which is included in other non-current liabilities in our consolidated balance sheets. The amount recorded represents our estimate of the costs, on an undiscounted basis, to clean up this site, based on currently available information. This estimate may change in future periods as more information on the remediation activities required and timing of those activities become known. During fiscal 2010, the reserve for the remediation of this site decreased by $2.2 million primarily due to a reduction in our estimate of the costs required to remediate the property. The change in estimate was included as a reduction of SG&A in our consolidated statement of earnings for fiscal 2010. No other significant amounts related to this reserve were recorded in the statements of earnings in fiscal 2012, fiscal 2011 or fiscal 2010.

Note 7. Shareholders' Equity

Common Stock

We had 60 million shares of $1.00 par value per share common stock authorized for issuance as of February 2, 2013 and January 28, 2012. We had 16.6 million and 16.5 million shares of common stock issued and outstanding as of February 2, 2013 and January 28, 2012, respectively.

Long-Term Stock Incentive Plan

As of February 2, 2013, 1.1 million share awards were available for issuance under our Long-Term Stock Incentive Plan (the "Long-Term Stock Incentive Plan"). The Long-Term Stock Incentive Plan allows us to grant stock-based awards to employees and non-employee directors in the form of stock options, stock appreciation rights, restricted shares and/or restricted share units. Shares granted pursuant to outstanding options under our predecessor 1997 Stock Option Plan continue to be governed under that plan and the individual agreements with respect to provisions relating to exercise,

Note 7. Shareholders' Equity (Continued)

termination and forfeiture. No additional grants are available under any predecessor plans. Subsequent to December 2003, performance- and service-based restricted shares and restricted share units have been the primary vehicle in our stock-based compensation strategy, although we are not prohibited from granting other types of share-based compensation awards.

Restricted share awards recently granted generally vest three or four years from the date of grant if (1) the performance threshold, if any, was met and (2) the employee is still employed by us on the vesting date. At the time that the restricted shares are issued, the shareholder is entitled to the same dividend and voting rights as other holders of our common stock unless the shares are subsequently forfeited. The employee is restricted from transferring or selling the restricted shares and generally forfeits the awards upon the termination of employment prior to the end of the vesting period. The specific provisions of the awards, including exercisability and term of the award, are evidenced by agreements with the employee as determined by our compensation committee or Board of Directors, as applicable.

The table below summarizes the restricted share activity (in shares) during fiscal 2012, fiscal 2011 and fiscal 2010:

	Fiscal 2012		Fiscal 2011		Fiscal 2010	
	Number of Shares	Weighted-average grant date fair value	Number of Shares	Weighted-average grant date fair value	Number of Shares	Weighted-average grant date fair value
Restricted shares outstanding at beginning of fiscal year	497,500	$12	780,500	$16	810,500	$15
Restricted shares granted	—	—	40,000	$23	90,000	$22
Restricted shares vested, including restricted shares repurchased from employees for employees' tax liability	—	—	(273,000)	$22	(50,000)	$22
Restricted shares forfeited	(10,000)	$23	(50,000)	$17	(70,000)	$18
Restricted shares outstanding at end of fiscal year	487,500	$12	497,500	$12	780,500	$16

In addition to the restricted shares included in the table above, on March 19, 2012, we granted certain officers and other key employees the opportunity to earn 0.1 million performance share unit awards, in the aggregate. Each performance share unit award provided the recipient with the opportunity to earn restricted share units contingent upon our achievement of certain performance objectives during the fiscal 2012 performance period. The 0.1 million restricted share units earned by recipients will vest in March 2016, subject to the employee still being an employee on that date, and will be settled in shares of our common stock at that time. The awards generally will be forfeited if the recipient is not continuously employed by us through the vesting date. Additionally, the employee is not allowed to transfer or sell the restricted share units prior to the vesting date. Beginning with the dividend payment in the second quarter of fiscal 2013, through the earlier of the settlement in March 2016 or forfeiture of the restricted share units, recipients who are employed by us will be paid non-forfeitable dividend equivalents in cash in respect of the shares of our common stock represented by the individual's earned restricted share units.

Note 7. Shareholders' Equity (Continued)

The following table summarizes information about the unvested restricted shares and restricted share units as of February 2, 2013.

Grant	Number of Shares	Average Market Price on Date of Grant	Vesting Date
Fiscal 2009 Restricted Share Awards	437,500	$11	April 2013
Fiscal 2010 Restricted Share Awards	20,000	$22	April 2013
Fiscal 2011 Restricted Share Awards	30,000	$23	April 2013
	487,500		
Fiscal 2012 Restricted Share Unit Awards	59,129	$47	March 2016
Total Unvested Restricted Share and Share Unit Awards	546,629		

As of February 2, 2013, there was $2.6 million, in the aggregate, of unrecognized compensation expense related to the unvested share-based restricted share awards and the unvested restricted share units, which have been granted, but have not yet vested. This expense is expected to be recognized from February 3, 2013 through April 2016.

In addition, we grant restricted share or restricted share unit awards to our non-employee directors for a portion of each non-employee director's compensation. The non-employee directors must complete certain service requirements; otherwise, the restricted shares are subject to forfeiture. On the date of issuance, the non-employee directors are entitled to the same dividend and voting rights as other holders of our common stock. The non-employee directors are restricted from transferring or selling the restricted shares prior to the end of the vesting period. As of February 2, 2013, less than 0.1 million of such awards were outstanding and unvested.

Prior to and including the December 2003 grants under our previous stock incentive plans, we typically granted stock options to employees at certain times as determined by our Board of Directors or our compensation committee. Stock options were typically granted with an exercise price equal to the stock's fair market value on the date of grant. The previously granted stock options, including those still outstanding, had ten-year terms and vested and became exercisable in increments of 20% on each anniversary from the date of grant. The last stock options granted by us vested in fiscal 2008 resulting in all options outstanding also being exercisable subsequent to that date. The total intrinsic value for stock options exercised during fiscal 2012, fiscal 2011 and fiscal 2010 was $1.3 million, $0.7 million and $0.2 million, respectively.

Note 7. Shareholders' Equity (Continued)

A summary of the stock option activity during fiscal 2012, 2011 and fiscal 2010 is presented below:

	Fiscal 2012		Fiscal 2011		Fiscal 2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options outstanding and exercisable, beginning of fiscal year	78,500	$27	151,120	$26	191,105	$25
Stock options exercised	(54,900)	$26	(68,620)	$25	(16,005)	$12
Stock options forfeited	(2,500)	$33	(4,000)	$26	(23,980)	$27
Stock options outstanding and exercisable, end of fiscal year	21,100	$28	78,500	$27	151,120	$26

The stock options outstanding and exercisable as of February 2, 2013 have exercise prices ranging from $26.44 to $32.75 and expire during fiscal 2013. The aggregate intrinsic value of the stock options outstanding and exercisable as of February 2, 2013 was $0.4 million.

Employee Stock Purchase Plan

There were 0.5 million shares of common stock authorized for issuance under our Employee Stock Purchase Plan ("ESPP") as of February 2, 2013. The ESPP allows qualified employees to purchase shares of our common stock on a quarterly basis, based on certain limitations, through payroll deductions. The shares purchased pursuant to the ESPP are not subject to any vesting or other restrictions. On the last day of each calendar quarter, the accumulated payroll deductions are applied toward the purchase of our common stock at a price equal to 85% of the closing market price on that date. Stock compensation expense related to the employee stock purchase plan recognized was $0.1 million in each of fiscal 2012, fiscal 2011 and fiscal 2010.

Preferred Stock

We had 30 million shares of $1.00 par value preferred stock authorized for issuance as of February 2, 2013 and January 28, 2012. No preferred shares were issued or outstanding as of February 2, 2013 or January 28, 2012.

Note 8. Income Taxes

The following table summarizes our distribution between domestic and foreign earnings (loss) from continuing operations before income taxes and the provision (benefit) for income taxes related to continuing operations (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Earnings (loss) before income taxes:			
Domestic	$ 63,429	$39,880	$16,733
Foreign	(12,540)	3,644	4,042
Earnings before income taxes	$ 50,889	$43,524	$20,775
Current:			
Federal	$ 21,682	$ 8,306	$ 5,649
State	2,365	652	2,162
Foreign	(724)	285	1,698
	23,323	9,243	9,509
Deferred—primarily Federal	(3,271)	5,385	(4,637)
Deferred—Foreign	(480)	(347)	(332)
Income Taxes	$ 19,572	$14,281	$ 4,540

Reconciliations of the United States federal statutory income tax rates and our effective tax rates are summarized as follows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes—net of federal income tax benefit	3.0%	2.3%	0.5%
Impact of foreign operations	3.3%	(1.9)%	(0.8)%
Valuation allowance against foreign losses and other carryforwards	4.1%	(0.1)%	(3.0)%
Change in contingency reserves related to unrecognized tax benefits	(3.7)%	(1.2)%	(6.6)%
Impact of permanent differences related to life insurance investments	(0.6)%	(0.9)%	(2.2)%
Impact of federal tax credits	(1.0)%	(1.1)%	(2.1)%
Permanent reduction of available carryforwards	—	—	2.0%
Change in enacted tax rates and apportionment of income among jurisdictions	(1.1)%	(0.6)%	(2.5)%
Change in assertion on permanent reinvestment of foreign earnings	(1.9)%	—	—
Other, net	1.4%	1.3%	1.6%
Effective tax rate for continuing operations	38.5%	32.8%	21.9%

Note 8. Income Taxes (Continued)

Deferred tax assets and liabilities included in our consolidated balance sheets are comprised of the following (in thousands):

	February 2, 2013	January 28, 2012
Deferred Tax Assets:		
Inventories	$ 13,592	$ 11,180
Accrued compensation and benefits	9,868	8,143
Receivable allowances and reserves	2,727	2,406
Depreciation and amortization	1,328	6,003
Non-current liabilities	706	732
Deferred rent and lease obligations	2,093	303
Operating loss carryforwards	3,934	1,565
Other, net	787	2,095
Deferred tax assets	35,035	32,427
Deferred Tax Liabilities:		
Acquired intangible assets	(42,827)	(44,806)
Foreign(1)	—	(884)
Deferred tax liabilities	(42,827)	(45,690)
Valuation allowance	(3,641)	(1,886)
Net deferred tax liability	$(11,433)	$(15,149)

(1) As of February 2, 2013 and January 28, 2012, we had undistributed earnings of foreign subsidiaries of $6.1 million and $9.6 million, respectively. At January 28, 2012, a deferred tax liability was recorded, as the earnings were not considered permanently reinvested outside of the United States; however no deferred tax liability was recorded as of February 2, 2013 based on the determination that the earnings are considered permanently reinvested outside of the United States. The amount of deferred tax liability not recognized on permanently reinvested earnings that would be payable if the earnings were repatriated to the United States is $0.6 million. We also consider the original investment in our foreign subsidiaries to be permanently reinvested outside the United States as of February 2, 2013. Because the financial basis in each entity does not exceed the tax basis by an amount exceeding undistributed earnings, no additional United States tax would be due if the original investment were to be repatriated.

Accounting for income taxes requires that individual tax-paying entities offset all current deferred tax liabilities and assets within each particular tax jurisdiction and present them as a single amount in our consolidated balance sheets. A similar procedure is followed for all non-current deferred tax liabilities and assets. Amounts in different tax jurisdictions cannot be offset against each other. The

Note 8. Income Taxes (Continued)

amounts of deferred income taxes included in the following line items in our consolidated balance sheets are as follows (in thousands):

	February 2, 2013	January 28, 2012
Assets:		
Deferred tax assets	$ 22,952	$ 19,733
Liabilities:		
Deferred tax liabilities	(34,385)	(34,882)
Net deferred tax liability	$(11,433)	$(15,149)

A summary of unrecognized tax benefits for the most recent three years is as follows (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Balance at beginning of year	$ 2,461	$2,921	$ 4,402
Additions for current year tax positions	245	13	15
Expiration of the statute of limitation for the assessment of taxes	(2,195)	(604)	(1,402)
Additions for tax positions of prior year	5	133	153
Reductions for tax positions of prior year	(138)	(2)	(24)
Settlements	(27)	—	(223)
Balance at end of year	$ 351	$2,461	$ 2,921

The unrecognized tax benefits, if recognized, would reduce our annual effective rate. The net impact on our statements of earnings for potential penalty and interest expense related to these unrecognized tax benefits was $0.5 million or less in each of fiscal 2012, fiscal 2011 and fiscal 2010. As of February 2, 2013 and January 28, 2012, we have recognized in our consolidated balance sheets, total liabilities for potential penalties and interest, in the aggregate, of less than $0.1 million and $0.3 million, respectively.

Note 9. Defined Contribution Plans

We have a tax-qualified voluntary retirement savings plan covering substantially all full-time United States employees and other similar plans covering certain foreign employees. If a participant decides to contribute, a portion of the contribution is matched by us. Additionally, we incur certain charges related to our non-qualified deferred compensation plan as discussed in Note 1. Realized and unrealized gains and losses on the deferred compensation plan investments are recorded in SG&A in our consolidated statements of earnings and substantially offset the changes in deferred compensation liabilities to participants resulting from changes in market values. Our aggregate expense under these defined contribution and non-qualified deferred compensation plans in fiscal 2012, fiscal 2011 and fiscal 2010 were $3.0 million, $2.5 million and $1.1 million, respectively.

Note 10. Operating Groups

Our business is primarily operated through our four operating groups: Tommy Bahama, Lilly Pulitzer, Lanier Clothes and Ben Sherman. We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operating group structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across the brand's direct to consumer, wholesale and licensing operations.

Tommy Bahama designs, sources, markets and distributes men's and women's sportswear and related products. The target consumers of Tommy Bahama are primarily affluent men and women age 35 and older who embrace a relaxed and casual approach to daily living. Tommy Bahama products can be found in our owned Tommy Bahama stores within and outside the United States and on our Tommy Bahama e-commerce website, tommybahama.com, as well as in better department stores and independent specialty stores throughout the United States and licensed Tommy Bahama stores in Canada and the United Arab Emirates. We also operate Tommy Bahama restaurants and license the Tommy Bahama name for various product categories.

Lilly Pulitzer designs, sources and distributes upscale collections of women's and girl's dresses, sportswear and related products. Lilly Pulitzer was originally created in the late 1950's and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. The brand is somewhat unique among women's brands in that it has demonstrated multi-generational appeal, including young women in college or recently graduated from college; young mothers with their daughters; and women who are not tied to the academic calendar. Lilly Pulitzer products can be found in our owned Lilly Pulitzer stores, in Lilly Pulitzer Signature Stores and on our Lilly Pulitzer website, lillypulitzer.com, as well as in better department and independent specialty stores. We also license the Lilly Pulitzer name for various product categories.

Lanier Clothes designs, sources and markets branded and private label men's tailored clothing, including suits, sportcoats, suit separates and dress slacks across a wide range of price points, with the majority of the business at moderate price points. Substantially all of our Lanier Clothes branded products are sold under certain trademarks licensed to us by third parties. Licensed brands included Kenneth Cole, Dockers, Geoffrey Beene and Ike Behar. Additionally, we design and market products for our owned Billy London, Arnold Brant and Oxford Republic brands. In addition to the branded businesses, Lanier Clothes designs and sources private label tailored clothing products for certain customers. Our Lanier Clothes products are sold to national chains, department stores, specialty stores, specialty catalog retailers and discount retailers throughout the United States.

Ben Sherman is a London-based designer, marketer and distributor of men's branded sportswear and related products. Ben Sherman was established in 1963 as an edgy shirt brand that was adopted by the "Mods" and has throughout its history been inspired by what is new and current in British art, music, culture and style. The brand has evolved into a British modernist lifestyle brand of apparel targeted at style conscious men ages 25 to 40 in multiple markets throughout the world. Ben Sherman products can be found in better department stores, a variety of independent specialty stores and our owned and licensed Ben Sherman retail stores, as well as on Ben Sherman e-commerce websites. We also license the Ben Sherman name for various product categories.

Note 10. Operating Groups (Continued)

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, elimination of inter-segment sales, LIFO inventory accounting adjustments, other costs that are not allocated to the operating groups and operations of our other businesses which are not included in our four operating groups. LIFO inventory calculations are made on a legal entity basis which does not correspond to our operating group definitions; therefore, LIFO inventory accounting adjustments are not allocated to operating groups. The operations that are included in Corporate and Other include our Oxford Golf business and our Lyons, Georgia distribution center.

The tables below present certain information about our operating groups (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net Sales			
Tommy Bahama	$528,639	$452,156	$398,510
Lilly Pulitzer	122,592	94,495	5,959
Lanier Clothes	107,272	108,771	103,733
Ben Sherman	81,922	91,435	86,920
Corporate and Other	15,117	12,056	8,825
Total	$855,542	$758,913	$603,947
Depreciation and Amortization of Intangible Assets			
Tommy Bahama	$ 18,551	$ 19,460	$ 14,120
Lilly Pulitzer	2,402	2,002	163
Lanier Clothes	421	427	462
Ben Sherman	2,889	2,638	2,829
Corporate and Other	2,072	2,627	1,615
Total	$ 26,335	$ 27,154	$ 19,189
Operating Income (Loss)			
Tommy Bahama	$ 69,454	$ 64,171	$ 51,081
Lilly Pulitzer	20,267	14,278	(372)
Lanier Clothes	10,840	12,862	14,316
Ben Sherman	(10,898)	(2,535)	(2,664)
Corporate and Other	(20,692)	(19,969)	(21,699)
Total Operating Income	68,971	68,807	40,662
Interest expense, net	8,939	16,266	19,887
Loss on repurchase of senior notes	9,143	9,017	—
Earnings From Continuing Operations Before Income Taxes	$ 50,889	$ 43,524	$ 20,775

Note 10. Operating Groups (Continued)

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Purchases of Property and Equipment			
Tommy Bahama	$46,392	$24,686	$11,225
Lilly Pulitzer	4,576	3,228	277
Lanier Clothes	593	85	30
Ben Sherman	3,997	4,220	963
Corporate and Other	5,144	3,091	833
Total	$60,702	$35,310	$13,328

	February 2, 2013	January 28, 2012
Total Assets		
Tommy Bahama	$359,462	$306,772
Lilly Pulitzer	90,873	82,417
Lanier Clothes	28,455	30,755
Ben Sherman	74,055	78,040
Corporate and Other	3,225	11,223
Total	$556,070	$509,207

Net book value of our property and equipment, by geographic area is presented below (in thousands):

	February 2, 2013	January 28, 2012
North America	$115,022	$86,315
United Kingdom and Europe	8,140	5,211
Other foreign	5,720	1,680
Total	$128,882	$93,206

Net sales recognized by geographic area is presented below (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
North America	$794,672	$693,969	$541,750
United Kingdom and Europe	51,536	62,671	58,465
Other foreign	9,334	2,273	3,732
Total	$855,542	$758,913	$603,947

Note 11. Related Party Transactions

SunTrust

SunTrust Banks, Inc. and its subsidiaries ("SunTrust") is one of our principal shareholders, with the ability to direct the voting of approximately 5% of our outstanding common stock at December 31, 2012. SunTrust has advised us that it is holding these shares of our common stock in various fiduciary and agency capacities. Mr. E. Jenner Wood, III, one of our directors, has been Chairman, President and CEO of SunTrust Bank, Atlanta/Georgia Division since April 2010 and prior to that, served as Chairman, President and Chief Executive Officer of SunTrust Bank, Central Group.

We maintain a syndicated credit facility under which SunTrust serves as agent and lender and a SunTrust affiliate acted as lead arranger and bookrunner in connection with our fiscal 2012 refinancing of our credit facility. The services provided and fees paid to SunTrust in connection with such services for each period are set forth below (in thousands):

Service	Fiscal 2012	Fiscal 2011	Fiscal 2010
Interest and agent fees for our credit facility	$569	$234	$303
Cash management services	$106	$151	$ 66
Lead arranger, bookrunner and upfront fees	$616	$ —	$ —
Other	$ 9	$ 7	$ 8

Our credit facilities were entered into in the ordinary course of business. Our aggregate payments to SunTrust and its subsidiaries for these services did not exceed 1% of our gross revenues during the periods presented or 1% of SunTrust's gross revenues during its fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010.

In addition, Mr. J. Hicks Lanier, our Chairman and retired Chief Executive Officer, served on the board of directors of SunTrust from 2003 until his retirement from that position in April 2012.

Contingent Consideration Agreement

In connection with our acquisition of the Lilly Pulitzer brand and operations during the fourth quarter of fiscal 2010, we entered into a contingent consideration agreement pursuant to which the beneficial owners of the Lilly Pulitzer brand and operations prior to the acquisition are entitled to earn up to an additional $20 million in cash, in the aggregate, over the four years following the closing of the acquisition based on Lilly Pulitzer's achievement of certain earnings targets. The potential contingent consideration is comprised of: (1) four individual performance periods, consisting of the period from the date of our acquisition through the end of fiscal 2011, fiscal 2012, fiscal 2013 and fiscal 2014, in respect of which the prior owners of the Lilly Pulitzer brand and operations may be entitled to receive up to $2.5 million for each performance period; and (2) a cumulative performance period consisting of the period from the date of our acquisition through the end of fiscal 2014, in respect of which the prior owners of the Lilly Pulitzer brand and operations may be entitled to receive up to $10 million.

Mr. Scott A. Beaumont, one of our executive officers who was appointed CEO, Lilly Pulitzer Group, in connection with our acquisition of the Lilly Pulitzer brand and operations, together with various trusts for the benefit of certain family members, held a 50% ownership interest in the

Note 11. Related Party Transactions (Continued)

Lilly Pulitzer brand and operations prior to the acquisition. The principals who owned the Lilly Pulitzer brand and operations prior to the acquisition continue to manage the Lilly Pulitzer operations.

During the second quarter of fiscal 2012, we paid the maximum $2.5 million in contingent consideration in respect of Lilly Pulitzer's earnings from the date of our acquisition through the end of fiscal 2011. During the fourth quarter of fiscal 2012, we entered into an amendment to the contingent consideration agreement. Under this agreement, after consideration of Lilly Pulitzer's earnings through the date of the amendment and the substantial likelihood that the $2.5 million in contingent consideration in respect of Lilly Pulitzer's operating results for fiscal 2012 would become payable, we paid the $2.5 million fiscal 2012 contingent consideration amount, less a discount, during the fourth quarter of fiscal 2012. No changes to earnings targets or other terms of the agreement resulted from this amendment.

Note 12. Summarized Quarterly Data (unaudited)

Each of our fiscal quarters consists of thirteen week periods, beginning on the first day after the end of the prior fiscal quarter, except that the fourth quarter in a year with 53 weeks includes

Note 12. Summarized Quarterly Data (unaudited) (Continued)

14 weeks. Following is a summary of our fiscal 2012 and fiscal 2011 quarterly results (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal 2012					
Net sales	$230,953	$206,929	$181,414	$236,246	$855,542
Gross profit	$129,214	$118,280	$ 96,822	$125,241	$469,557
Operating income	$ 32,788	$ 20,318	$ 5,920	$ 9,945	$ 68,971
Earnings from continuing operations	$ 18,002	$ 5,028	$ 3,010	$ 5,277	$ 31,317
Net earnings	$ 18,002	$ 5,028	$ 3,010	$ 5,277	$ 31,317
Earnings from continuing operations per share:					
Basic and diluted	$ 1.09	$ 0.30	$ 0.18	$ 0.32	$ 1.89
Net earnings per share:					
Basic and diluted	$ 1.09	$ 0.30	$ 0.18	$ 0.32	$ 1.89
Weighted average shares outstanding:					
Basic	16,531	16,554	16,580	16,585	16,563
Diluted	16,552	16,570	16,591	16,608	16,586
Fiscal 2011					
Net sales	$208,308	$180,646	$170,280	$199,679	$758,913
Gross profit	$117,660	$102,937	$ 88,740	$103,632	$412,969
Operating income	$ 30,713	$ 17,711	$ 6,816	$ 13,567	$ 68,807
Earnings from continuing operations	$ 17,060	$ 3,520	$ 1,611	$ 7,052	$ 29,243
Net earnings (loss) from discontinued operations, net of taxes	$ 1,040	$ (916)	$ 13	$ —	$ 137
Net earnings	$ 18,100	$ 2,604	$ 1,624	$ 7,052	$ 29,380
Earnings from continuing operations per share:					
Basic and diluted	$ 1.03	$ 0.21	$ 0.10	$ 0.43	$ 1.77
Earnings (loss) from discontinued operations, net of taxes per share:					
Basic and diluted	$ 0.06	$ (0.06)	$ 0.00	$ 0.00	$ 0.01
Net earnings per share:					
Basic and diluted	$ 1.10	$ 0.16	$ 0.10	$ 0.43	$ 1.78
Weighted average shares outstanding:					
Basic	16,515	16,514	16,502	16,509	16,510
Diluted	16,525	16,531	16,517	16,528	16,529

The sum of the quarterly earnings from continuing operations per common share, earnings from discontinued operations per common share and net earnings per common share amounts may not equal

Note 12. Summarized Quarterly Data (unaudited) (Continued)

the amounts for the full year due to rounding. Additionally, the sum of earnings from continuing operations per common share and earnings from discontinued operations per common share may not equal net earnings per common share for each quarter due to rounding. Fiscal 2012 includes 53 weeks, with the fourth quarter including a 14 week period. Fiscal 2011 includes 52 weeks with the fourth quarter including a 13 week period.

The second quarter of fiscal 2012 included a $9.1 million loss on the redemption of our senior secured notes, while the fourth quarter of fiscal 2012 included the following significant items which impacted earnings from continuing operations for the quarter: (1) a LIFO accounting charge of $4.5 million; and (2) a $4.5 million charge due to the change in fair value of contingent consideration, compared to a $0.6 million charge in each of the first three quarters in fiscal 2012 and each quarter in fiscal 2011.

The first quarter of fiscal 2011 included $1.0 million of charges resulting from the write-up of acquired inventory from cost to fair value pursuant to the purchase method of accounting and the second quarter and third quarter of fiscal 2011 included an $8.2 million loss and $0.8 million loss, respectively, on the repurchase of senior secured notes. Additionally, the fourth quarter of fiscal 2011 included the following significant items which impacted earnings from continuing operations for the quarter: (1) a LIFO accounting charge of $5.8 million; and (2) a life insurance death benefit proceeds of $1.2 million.

Note 13. Restructuring Charges and Other Unusual Items

During fiscal 2010, we incurred $3.2 million of charges consisting of retail store lease terminations in the United Kingdom of $2.8 million, which were paid in the first quarter of fiscal 2011, and fixed asset impairment charges of $0.4 million, all which were included in SG&A in our consolidated statements of earnings. Additionally, fiscal 2010 included the acquisition of Lilly Pulitzer as discussed in Note 1, the disposal of substantially all of the operations and assets of our former Oxford Apparel Group as discussed in Note 14 and the change in estimate for an environmental reserve discussed in Note 6.

Note 14. Discontinued Operations

On January 3, 2011, we sold to LF USA Inc. ("LF") substantially all of the operations and assets of our former Oxford Apparel operating group (other than accounts receivable associated with the businesses that were sold and the assets and operations relating to our Oxford Golf business and our distribution center in Lyons, Georgia). The purchase price paid by LF was equal to $121.7 million, less an adjustment based on net working capital on the closing date of the transaction. After giving effect to a preliminary net working capital adjustment, the purchase price paid by LF at the closing of the transaction was $108.2 million, of which $5.4 million was held in escrow pending completion of the final working capital adjustment and other requirements. The net working capital deficit resulted from our retention of accounts receivable and goods in transit as of the closing date, partially offset by our retention of certain accounts payable, as of the closing date, associated with Oxford Apparel. During fiscal 2011, we finalized the net working capital adjustment, which resulted in a change in estimate to the gain on sale as recognized in the fourth quarter of fiscal 2010, whereby we received $3.7 million of the $5.4 million of cash held in escrow. This change in estimate which resulted in a reduction to the

Note 14. Discontinued Operations (Continued)

gain on sale of $1.0 million, net of income taxes and was recorded in fiscal 2011, resulted in a revised after-tax gain on the sale of the Oxford Apparel operations of $48.5 million compared to $49.5 million, as previously recognized in fiscal 2010.

In connection with the consummation of the transaction described above, we, among other things, entered into (1) license agreements with LF to grant licenses (subject to the limitations set forth in the applicable license agreements) to LF to use the trade name "Oxford Apparel" perpetually in connection with its business, as well as to use certain other trademarks in connection with the manufacture, sale and distribution of men's dress shirts for certain periods of time in the applicable territory; (2) a services agreement with LF pursuant to which, in exchange for various fees, we provided certain transitional support services to LF in its operation of the transferred assets; and (3) a limited non-competition agreement with LF pursuant to which we agreed (subject to the exceptions set forth in the non-competition agreement) not to engage in certain activities for a period of three years following the completion of the transaction.

As of January 29, 2011, we owned $57.7 million of assets, which primarily consisted of receivables, including the escrow receivable, and inventories, associated with the discontinued operations and were obligated to pay $40.8 million of liabilities, including trade accounts payable, other accrued expenses, accrued compensation and income taxes payable associated with the discontinued operations and gain on sale. The assets and liabilities related to discontinued operations were converted to cash and paid, respectively, during fiscal 2011 with no remaining assets or liabilities associated with the discontinued operations remaining as of January 28, 2012 or thereafter.

Operating results of the discontinued operations are shown below (in thousands)

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net sales	$—	$ 2,414	$200,636
Earnings from discontinued operations before income taxes	$—	$ 1,764	$ 20,610
Earnings from discontinued operations, net of taxes	$—	$ 1,154	$ 12,877
Gain (loss) on sale of discontinued operations, net of taxes	$—	$(1,017)	$ 49,546
Net earnings from discontinued operations, net of taxes	$—	$ 137	$ 62,423

SCHEDULE II
Oxford Industries, Inc.

Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts– Describe	Deductions– Describe	Balance at End of Period
			(In thousands)		
Fiscal 2012					
Deducted from asset accounts:					
Accounts receivable reserves(1)	$8,429	$11,238	—	$ (8,573)(3)	$11,094
Allowance for doubtful accounts(2)	1,980	132	—	(1,107)(4)	1,005
Fiscal 2011					
Deducted from asset accounts:					
Accounts receivable reserves(1)	$9,178	$ 8,612	—	$ (9,361)(3)	$ 8,429
Allowance for doubtful accounts(2)	2,559	—	—	(579)(4)	1,980
Fiscal 2010					
Deducted from asset accounts:					
Accounts receivable reserves(1)	$8,817	$10,068	$1,341(5)	$(11,048)(3)	$ 9,178
Allowance for doubtful accounts(2)	1,571	(89)	1,355(5)	(278)(4)	2,559

(1) Accounts receivable reserves include estimated reserves for allowances, returns and discounts related to our wholesale operations as discussed in our significant accounting policy disclosure for Revenue Recognition and Accounts Receivable in Note 1 of our consolidated financial statements.

(2) Allowance for doubtful accounts consists of amounts reserved for our estimate of a customer's inability to meet its financial obligations as discussed in our significant accounting policy disclosure for Revenue Recognition and Accounts Receivable in Note 1 of our consolidated financial statements.

(3) Principally amounts written off related to customer allowances, returns and discounts.

(4) Principally accounts written off as uncollectible.

(5) Addition due to the acquisition of Lilly Pulitzer in fiscal 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Oxford Industries, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (the Company) as of February 2, 2013 and January 28, 2012, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Industries, Inc. at February 2, 2013 and January 28, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oxford Industries, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2013

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in and Evaluation of Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the fourth quarter of fiscal 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting is supported by a program of appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written code of conduct. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of February 2, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the *Internal Control—Integrated Framework*. Based on this assessment, we believe that our internal control over financial reporting was effective as of February 2, 2013.

Ernst & Young LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of February 2, 2013, and its report thereon is included herein.

/s/ THOMAS C. CHUBB III

Thomas C. Chubb III
Chief Executive Officer and President
(Principal Executive Officer)

April 4, 2013

/s/ K. SCOTT GRASSMYER

K. Scott Grassmyer
Senior Vice President—Finance, Chief Financial Officer and Controller
(Principal Financial Officer)

April 4, 2013

Limitations on the Effectiveness of Controls

Because of their inherent limitations, our disclosure controls and procedures and our internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that a control system's objectives will be met.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Oxford Industries, Inc.

We have audited Oxford Industries, Inc.'s (the Company's) internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oxford Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oxford Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the fiscal 2012 consolidated financial statements of Oxford Industries, Inc., and our report dated April 4, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2013

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The following table sets forth certain information concerning the members of our Board of Directors as of February 2, 2013:

Name	Principal Occupation
Thomas C. Chubb III	Mr. Chubb is our Chief Executive Officer and President.
George C. Guynn	Mr. Guynn was President and CEO of the Federal Reserve Bank of Atlanta until his retirement in 2006.
John R. Holder	Mr. Holder is Chairman and Chief Executive Officer of Holder Properties, a commercial and residential real estate development company.
J. Hicks Lanier	Mr. Lanier is our Chairman and was our Chief Executive Officer until his retirement on December 31, 2012.
J. Reese Lanier	Mr. Lanier was self-employed in farming and related businesses until his retirement in 2009.
Dennis M. Love	Mr. Love is President and Chief Executive Officer of Printpack Inc., a manufacturer of flexible and specialty rigid packaging.
Clarence H. Smith	Mr. Smith is President and Chief Executive Officer of Haverty Furniture Companies, Inc., a home furnishings retailer.
Clyde C. Tuggle	Mr. Tuggle is Senior Vice President and Chief Public Affairs and Communications Officer of The Coca-Cola Company.
Helen B. Weeks	Ms. Weeks founded Ballard Designs, Inc., a home furnishing catalog business, and was its Chief Executive Officer until her retirement in 2002.
E. Jenner Wood III	Mr. Wood is Chairman, President and CEO of SunTrust Bank, Atlanta / Georgia Division.

The following table sets forth certain information concerning our executive officers as of February 2, 2013:

Name	Position Held
Thomas C. Chubb III	Chief Executive Officer and President
Scott A. Beaumont	CEO, Lilly Pulitzer Group
Thomas E. Campbell	Senior Vice President—Law and Administration, General Counsel and Secretary
K. Scott Grassmyer	Senior Vice President—Finance, Chief Financial Officer and Controller
J. Wesley Howard, Jr.	President, Lanier Clothes
Terry R. Pillow	CEO, Tommy Bahama Group

Additional information required by this Item 10 of Part III will appear in our definitive proxy statement under the headings "Corporate Governance and Board Matters—Directors," "Executive Officers," "Common Stock Ownership by Management and Certain Beneficial Owners—Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance and Board Matters—Website

Information," "Additional Information—Submission of Director Candidates by Shareholders," and "Corporate Governance and Board Matters—Board Meetings and Committees of our Board of Directors," and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required by this Item 11 of Part III will appear in our definitive proxy statement under the headings "Corporate Governance and Board Matters—Director Compensation," "Executive Compensation," "Nominating, Compensation & Governance Committee Report" and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 of Part III will appear in our definitive proxy statement under the headings "Equity Compensation Plan Information" and "Common Stock Ownership by Management and Certain Beneficial Owners" and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item 13 of Part III will appear in our definitive proxy statement under the headings "Certain Relationships and Related Transactions" and "Corporate Governance and Board Matters—Director Independence" and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 of Part III will appear in our definitive proxy statement under the heading "Audit-Related Matters—Fees Paid to Independent Registered Public Accounting Firm" and "Audit-Related Matters—Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *1. Financial Statements*

The following consolidated financial statements are included in Part II, Item 8 of this report:

- Consolidated Balance Sheets as of February 2, 2013 and January 28, 2012.
- Consolidated Statements of Earnings for fiscal 2012, fiscal 2011 and fiscal 2010.
- Consolidated Statements of Comprehensive Income for fiscal 2012, fiscal 2011 and fiscal 2010.
- Consolidated Statements of Shareholders' Equity for fiscal 2012, fiscal 2011 and fiscal 2010.
- Consolidated Statements of Cash Flows for fiscal 2012, fiscal 2011 and fiscal 2010.
- Notes to Consolidated Financial Statements for fiscal 2012, fiscal 2011 and fiscal 2010.

2. Financial Statement Schedules

- Schedule II—Valuation and Qualifying Accounts

All other schedules for which provisions are made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(b) Exhibits

2.1	Purchase Agreement, dated as of November 22, 2010, among LF USA Inc., Oxford Industries, Inc., Piedmont Apparel Corporation, Tommy Bahama International, Pte. Ltd. and Oxford Product (International) Limited. Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on November 22, 2010.
2.2	Stock Purchase Agreement, dated as of December 21, 2010, by and among Oxford Industries, Inc., Sugartown Worldwide, Inc., SWI Holdings, Inc. and the other sellers party thereto. Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on December 21, 2010.
3.1	Restated Articles of Incorporation of Oxford Industries, Inc. Incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the fiscal quarter ended August 29, 2003.
3.2	Bylaws of Oxford Industries, Inc., as amended. Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on April 1, 2013.
10.1	1997 Stock Option Plan, as amended. Incorporated by reference to Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended May 31, 2002.†
10.2	Second Amendment to the 1997 Stock Option Plan. Incorporated by reference to Exhibit 10(s) to the Company's Form 10-K for the fiscal year ended June 2, 2006.†
10.3	Executive Medical Plan. Incorporated by reference to Exhibit 10(d) to the Company's Form 10-K for the fiscal year ended June 3, 2005.†
10.4	Oxford Industries, Inc. Executive Performance Incentive Plan (as amended and restated, effective March 27, 2008). Incorporated by reference to Appendix A to the Company's Proxy Statement for its Annual Meeting of Shareholders held June 16, 2008, filed on May 13, 2008.†
10.5	Amended and Restated Long-Term Stock Incentive Plan, effective as of March 26, 2009. Incorporated by reference to Appendix A to the Company's Proxy Statement for its Annual Meeting of Shareholders held June 15, 2009, filed on May 11, 2009.†
10.6	Form of Oxford Industries, Inc. 2009 Restricted Stock Agreement. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 17, 2009.†
10.7	Form of Terms and Conditions of the Oxford Industries, Inc. Performance Share Unit Award Program for Fiscal 2012. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 23, 2012.†
10.8	Earnout Agreement, dated as of December 21, 2010, by and among Oxford Industries, Inc., Sugartown Worldwide, Inc., SWI Holdings, Inc. and the other parties thereto. Incorporated by reference to Exhibit 10.20 to the Company's Form 10-K for the fiscal year ended January 29, 2011.
10.9	First Amendment to Earnout Agreement, dated as of December 19, 2012, by and among Oxford Industries, Inc., Sugartown Worldwide LLC, and SWI Holdings, Inc., on behalf of itself and on behalf of the Sellers.*
10.10	Employment Agreement, dated as of December 21, 2010, by and between Sugartown Worldwide, Inc. and Scott A. Beaumont. Incorporated by reference to Exhibit 10.21 to the Company's Form 10-K for the fiscal year ended January 29, 2011.†
10.11	Third Amended and Restated Credit Agreement, dated as of June 14, 2012, by and among Oxford Industries, Inc., Tommy Bahama Group, Inc., the Persons party thereto from time to time as Guarantors, the financial institutions party thereto from time to time as lenders, the financial institutions party thereto from time to time as Issuing Banks and SunTrust Bank, as administrative agent. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 15, 2012.

10.12	Third Amended and Restated Pledge and Security Agreement, dated as of June 14, 2012, among Oxford Industries, Inc., the other Grantors party thereto and SunTrust Bank, as administrative agent. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 15, 2012.
10.13	Oxford Industries, Inc. Deferred Compensation Plan (as amended and restated effective June 13, 2012). Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended October 27, 2012.†
10.14	Compromise Agreement, dated November 12, 2012, by and between Ben Sherman Group Limited and Panayiotis Philippou.†*
10.15	Executive Post-Retirement Benefits Agreement, dated December 31, 2012, by and between Oxford Industries, Inc. and J. Hicks Lanier.†*
21	List of Subsidiaries.*
23	Consent of Independent Registered Public Accounting Firm.*
24	Powers of Attorney.*
31.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.*
101INS	XBRL Instance Document
101SCH	XBRL Taxonomy Extension Schema Document
101CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101DEF	XBRL Taxonomy Extension Definition Linkbase Document
101LAB	XBRL Taxonomy Extension Label Linkbase Document
101PRE	XBRL Taxonomy Extension Presentation Linkbase Document

---

* Filed herewith

† Management contract or compensation plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(b) of this report.

We agree to file upon request of the SEC a copy of all agreements evidencing long-term debt of ours omitted from this report pursuant to Item 601(b)(4)(iii) of Regulation S-K.

Shareholders may obtain copies of Exhibits without charge upon written request to the Corporate Secretary, Oxford Industries, Inc., 999 Peachtree Street, N.E., Ste. 688, Atlanta, Georgia 30309.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Oxford Industries, Inc.

By: /s/ THOMAS C. CHUBB III

Thomas C. Chubb III
Chief Executive Officer and President

Date: April 4, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ THOMAS C. CHUBB III Thomas C. Chubb III	Chief Executive Officer and President (Principal Executive Officer) and Director	April 4, 2013
/s/ K. SCOTT GRASSMYER K. Scott Grassmyer	Senior Vice President—Finance, Chief Financial Officer and Controller (Principal Financial Officer and Principal Accounting Officer)	April 4, 2013
* George C. Guynn	Director	April 4, 2013
* John R. Holder	Director	April 4, 2013
* J. Hicks Lanier	Director	April 4, 2013
J. Reese Lanier	Director	
* Dennis M. Love	Director	April 4, 2013
* Clarence H. Smith	Director	April 4, 2013
* Clyde C. Tuggle	Director	April 4, 2013
* Helen B. Weeks	Director	April 4, 2013
* E. Jenner Wood	Director	April 4, 2013

*By /s/ THOMAS E. CAMPBELL

Thomas E. Campbell
as Attorney-in-Fact

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) AND SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas C. Chubb III, certify that:

1. I have reviewed this annual report on Form 10-K of Oxford Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 4, 2013

/s/ THOMAS C. CHUBB III

Thomas C. Chubb III
Chief Executive Officer and President
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) AND SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, K. Scott Grassmyer, certify that:

1. I have reviewed this annual report on Form 10-K of Oxford Industries, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 4, 2013

/s/ K. SCOTT GRASSMYER

K. Scott Grassmyer
Senior Vice President—Finance, Chief Financial Officer and Controller
(Principal Financial Officer)

EXHIBIT 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Oxford Industries, Inc. (the "Company") on Form 10-K ("Form 10-K") for the fiscal year ended February 2, 2013, as filed with the Securities and Exchange Commission on the date hereof, I, Thomas C. Chubb III, Chief Executive Officer and President of the Company, and I, K. Scott Grassmyer, Senior Vice President—Finance, Chief Financial Officer and Controller of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ THOMAS C. CHUBB III

Thomas C. Chubb III
Chief Executive Officer and President
(Principal Executive Officer)

April 4, 2013

/s/ K. SCOTT GRASSMYER

K. Scott Grassmyer
Senior Vice President—Finance, Chief Financial Officer and Controller
(Principal Financial Officer)

April 4, 2013

RECONCILIATION OF CERTAIN OPERATING RESULTS INFORMATION PRESENTED IN ACCORDANCE WITH GAAP TO CERTAIN OPERATING RESULTS INFORMATION, AS ADJUSTED (UNAUDITED)

Set forth below is the reconciliation, in thousands except per share amounts, of certain operating results information, presented in accordance with generally accepted accounting principles, or GAAP, to the operating results information, as adjusted, for certain historical periods. The Company believes that investors often look at ongoing operations as a measure of assessing performance and as a basis for comparing past results against future results. Therefore, the Company believes that presenting operating results, as adjusted, provides useful information to investors because this allows investors to make decisions based on ongoing operations. The Company uses the operating results, as adjusted, to discuss its business with investment institutions, its board of directors and others. Further, the Company believes that presenting operating results, as adjusted, provides useful information to investors because this allows investors to compare the Company's operating results for the periods presented to other periods.

	Fiscal 2012	Fiscal 2011
As reported		
Net sales	$ 855,542	$ 758,913
Gross profit	$ 469,557	$ 412,969
Gross margin(1)	54.9%	54.4%
SG&A	$ 410,737	$ 358,582
SG&A as percentage of net sales	48.0%	47.2%
Operating income	$ 68,971	$ 68,807
Operating margin(2)	8.1%	9.1%
Earnings from continuing operations before income taxes	$ 50,889	$ 43,524
Earnings from continuing operations	$ 31,317	$ 29,243
Diluted earnings from continuing operations per share	$ 1.89	$ 1.77
Weighted average shares outstanding – diluted	16,586	16,529
Increase (decrease) in earnings from continuing operations		
LIFO accounting adjustment(3)	$ 4,043	$ 5,772
Purchase accounting adjustments(4)	$ —	$ 996
Life insurance death benefit gain(5)	$ —	$ (1,155)
Change in fair value of contingent consideration(6)	$ 6,285	$ 2,400
Loss on repurchase of senior secured notes(7)	$ 9,143	$ 9,017
Impact of income taxes on adjustments above(8)	$ (7,497)	$ (6,510)
Adjustment to earnings from continuing operations	$ 11,974	$ 10,520
As adjusted		
Gross profit	$ 473,600	$ 419,737
Gross margin(1)	55.4%	55.3%
SG&A	$ 410,737	$ 359,737
SG&A as percentage of net sales	48.0%	47.4%
Operating income	$ 79,299	$ 76,820
Operating margin(2)	9.3%	10.1%
Earnings from continuing operations before income taxes	$ 70,360	$ 60,554
Earnings from continuing operations	$ 43,291	$ 39,763
Diluted earnings from continuing operations per share	$ 2.61	$ 2.41

NOTES TO RECONCILIATION OF CERTAIN OPERATING RESULTS INFORMATION PRESENTED IN ACCORDANCE WITH GAAP TO CERTAIN OPERATING RESULTS INFORMATION, AS ADJUSTED (UNAUDITED)

(1) Gross margin reflects gross profit divided by net sales.
(2) Operating margin reflects operating income divided by net sales.
(3 LIFO accounting adjustment reflects the impact on cost of goods sold in our consolidated statements of earnings resulting from LIFO accounting adjustments in each period. LIFO accounting adjustments are included in Corporate and Other for operating group reporting purposes.
(4) Purchase accounting adjustments reflect the impact of the write-up of inventory at acquisition related to the December 2010 acquisition of the Lilly Pulitzer brand and operations. These charges were included in cost of goods sold in the Lilly Pulitzer operating group results of operations.
(5) Life insurance death benefit gain reflects the impact on earnings from continuing operations per diluted share from the proceeds received related to a corporate-owned life insurance policy less the cash surrender value of the policy. The death benefit is non-taxable income.
(6) Change in fair value of contingent consideration reflects the statement of earnings impact resulting from the change in fair value of contingent consideration pursuant to the earnout agreement with the sellers of the Lilly Pulitzer brand and operations. The periodic assessment of fair value is based on assumptions regarding the probability of the payment of all or part of the contingent consideration, cash flows of the Lilly Pulitzer operations and discount rates, among other factors. The change in fair value of contingent consideration is recorded quarterly with the passage of time as the payment date of the contingent consideration approaches and additional amounts are also recognized as an increase or decrease in the expense as a result of the periodic assessment of fair value. A change in assumptions could result in a material change to the fair value of the contingent consideration. The change in fair value of contingent consideration is reflected in the Lilly Pulitzer operating group results of operations.
(7) Loss on repurchase of senior secured notes reflects the impact on earnings from continuing operations resulting from the loss attributable to the repurchase or redemption of our senior secured notes.
(8) Impact of income taxes reflects the estimated earnings from continuing operations tax impact of the above adjustments based on the applicable estimated effective tax rate on current year earnings, before any discrete items.

RECONCILIATION OF OPERATING INCOME (LOSS) IN ACCORDANCE WITH GAAP TO OPERATING INCOME (LOSS), AS ADJUSTED (UNAUDITED)

Set forth below is the reconciliation, in thousands, of operating income (loss) for each operating group and in total, calculated in accordance with GAAP, to operating income (loss), as adjusted, for certain historical periods. The Company believes that investors often look at ongoing operating group operating results as a measure of assessing performance and as a basis for comparing past results against future results. Therefore, the Company believes that presenting our operating income (loss), as adjusted, provides useful information to investors because this allows investors to make decisions based on ongoing operating group results. The Company uses the operating income (loss), as adjusted, to discuss its operating groups with investment institutions, its board of directors and others. Further, the Company believes that presenting its operating results, as adjusted, provides useful information to investors because this allows investors to compare the Company's operating group operating income (loss) for the periods presented to other periods.

	Fiscal 2012			
	Operating income (loss), as reported	LIFO accounting adjustment	Change in fair value of contingent consideration	Operating income (loss), as adjusted
Tommy Bahama	$ 69,454	$ —	$ —	$ 69,454
Lilly Pulitzer(1)	20,267	—	6,285	26,552
Lanier Clothes	10,840	—	—	10,840
Ben Sherman	(10,898)	—	—	(10,898)
Corporate and Other(2)	(20,692)	4,043	—	(16,649)
Total	$ 68,971	$4,043	$ 6,285	$ 79,299

	Fiscal 2011					
	Operating income (loss), as reported	LIFO accounting adjustment	Purchase accounting charges	Change in fair value of contingent consideration	Life insurance death benefit gain	Operating income (loss), as adjusted
Tommy Bahama	$ 64,171	$ —	$ —	$ —	$ —	$ 64,171
Lilly Pulitzer(1)(4)	14,278	—	996	2,400	—	17,674
Lanier Clothes	12,862	—	—	—	—	12,862
Ben Sherman	(2,535)	—	—	—	—	(2,535)
Corporate and Other(2)(3)	(19,969)	5,772	—	—	(1,155)	(15,352)
Total	$ 68,807	$5,772	$ 996	$2,400	$(1,155)	$ 76,820

NOTES TO RECONCILIATION OF OPERATING INCOME (LOSS) IN ACCORDANCE WITH GAAP TO OPERATING INCOME (LOSS), AS ADJUSTED (UNAUDITED)

(1) Change in fair value of contingent consideration reflects the statement of earnings impact resulting from the change in fair value of contingent consideration pursuant to the earnout agreement with the sellers of the Lilly Pulitzer brand and operations. The periodic assessment of fair value is based on assumptions regarding the probability of the payment of all or part of the contingent consideration, cash flows of the Lilly Pulitzer operations and discount rates, among other factors. The change in fair value of contingent consideration is recorded quarterly with the passage of time as the payment date of the contingent consideration approaches and additional amounts are also recognized as an increase or decrease in the expense as a result of the periodic assessment of fair value. A change in assumptions could result in a material change to the fair value of the contingent consideration.

(2) LIFO accounting adjustment reflects the impact on cost of goods sold in our consolidated statements of earnings resulting from LIFO accounting adjustments in each period.

(3) Life insurance death benefit gain reflects the impact on earnings from continuing operations per diluted share from the proceeds received related to a corporate-owned life insurance policy less the cash surrender value of the policy. The death benefit is non-taxable income.

(4) Purchase accounting adjustments reflect the impact of the write-up of inventory at acquisition related to the December 2010 acquisition of the Lilly Pulitzer brand and operations. These charges were included in cost of goods sold in the Lilly Pulitzer operating group results of operations.

DIRECTORS

J. Hicks Lanier
Chairman of the Board and
Retired Chief Executive Officer

Thomas C. Chubb III
Chief Executive Officer and President

George C. Guynn
Retired President and
Chief Executive Officer
Federal Reserve Bank of Atlanta

John R. Holder
Chairman and Chief Executive Officer
Holder Properties

J. Reese Lanier
Retired proprietor

Dennis M. Love
President and Chief Executive Officer
Printpack Inc.

Clarence H. Smith
Chairman, President and
Chief Executive Officer
Haverty Furniture Companies, Inc.

Clyde C. Tuggle
Senior Vice President, Chief Public
Affairs and Communications Officer
The Coca-Cola Company

Helen B. Weeks
Retired Chief Executive Officer
Ballard Designs, Inc.

E. Jenner Wood III
Chairman, President and
Chief Executive Officer
SunTrust Bank,
Atlanta/Georgia Division

SENIOR MANAGEMENT

Thomas C. Chubb III
Chief Executive Officer and President

Terry R. Pillow
Chief Executive Officer –
Tommy Bahama Group

Douglas B. Wood
President and Chief Operating Officer –
Tommy Bahama Group

Scott A. Beaumont
Chief Executive Officer –
Lilly Pulitzer Group

James B. Bradbeer, Jr.
President – Lilly Pulitzer Group

J. Wesley Howard, Jr.
President – Lanier Clothes

Mark Maidment
Chief Executive Officer –
Ben Sherman Group

K. Scott Grassmyer
Senior Vice President – Finance,
Chief Financial Officer and Controller

Thomas E. Campbell
Senior Vice President – Law and
Administration, General Counsel
and Secretary

Christine B. Cole
Senior Vice President –
Human Resources

Mark B. Kirby
Vice President – Operations

Anne M. Shoemaker
Vice President – Capital Markets
and Treasurer

SHAREHOLDER INFORMATION

PRINCIPAL OFFICE

999 Peachtree Street, N.E.
Suite 688
Atlanta, Georgia 30309
Telephone: (404) 659-2424
Facsimile: (404) 653-1545
E-mail address: info@oxfordinc.com
For additional information, please visit our website at www.oxfordinc.com

TRANSFER AGENT

Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: (800) 568-3476

INDEPENDENT AUDITORS

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

FORM 10-K

Copies of the Form 10-K for the period ended February 2, 2013, as filed with the Securities and Exchange Commission, excluding exhibits, are available without cost to the shareholders of the Company by writing to:

Investor Relations
Oxford Industries, Inc.
999 Peachtree Street, N.E.
Suite 688
Atlanta, Georgia 30309

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held in the Fifth Floor Conference Center at 999 Peachtree Street, N.E., Atlanta, Georgia 30309, on June 19, 2013, at 3:00 p.m., local time. For more information, please contact:

Thomas E. Campbell
Senior Vice President –
Law and Administration,
General Counsel and Secretary
Telephone: (404) 659-2424

SHAREHOLDER ASSISTANCE

For information about accounts, change of address, transfer of ownership or issuance of certificates, please contact:

Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: (800) 568-3476

INVESTOR INQUIRIES

Analysts, investors, media and others seeking financial and general information, please contact:

Investor Relations
Oxford Industries, Inc.
999 Peachtree Street, N.E.
Suite 688
Atlanta, Georgia 30309
Telephone: (404) 659-2424
Facsimile: (404) 653-1545
E-mail address: info@oxfordinc.com

PRINCIPAL LOCATIONS FOR OXFORD OPERATING GROUPS

Tommy Bahama Group
428 Westlake Avenue North
Suite 388
Seattle, Washington 98109
Telephone: (206) 622-8688
Facsimile: (206) 622-4483

Lilly Pulitzer Group
800 Third Avenue
King of Prussia, Pennsylvania 19406
Telephone: (610) 878-5550
Facsimile: (610) 878-5555

Ben Sherman
Century House
2 Eyre Street Hill
Clerkenwell, London
EC1R 5ET
Telephone: 0207 812 5300
Facsimile: 0207 713 7547

Lanier Clothes
999 Peachtree Street, N.E.
Suite 500
Atlanta, Georgia 30309
Telephone: (404) 659-2424
Facsimile: (404) 653-1540

Oxford Industries, Inc. is an Equal Opportunity Employer.

NYSE: OXM

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this Annual Report, in future filings by us with the Securities and Exchange Commission and in oral statements made by or with the approval of our management include forward-looking statements about future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. We intend for all forward-looking statements contained herein or on our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Important assumptions relating to these forward-looking statements include, among others, assumptions regarding the impact of economic conditions on consumer demand and spending, particularly in light of general economic uncertainty that continues to prevail, demand for our products, timing of shipments requested by our wholesale customers, expected pricing levels, competitive conditions, retention of and disciplined execution by key management, the timing and cost of store openings and of planned capital expenditures, costs of products as well as the raw materials used in those products, costs of labor, acquisition and disposition activities, expected outcomes of pending or potential litigation and regulatory actions, access to capital and/or credit markets and the impact of foreign losses on our effective tax rate. Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees of performance. Although we believe that the expectations reflected in such forward-looking statements are reasonable, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties, or other risks or uncertainties not currently known to us or that we currently deem to be immaterial, materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. You are encouraged to review the information in our Form 10-K for the period ended February 2, 2013 under the heading "Risk Factors" (and those described from time to time in our future reports filed with the Securities and Exchange Commission), which contains additional important factors that may cause our actual results to differ materially from those projected in any forward-looking statements. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com

Oxford Industries, Inc.
999 Peachtree Street, NE
Suite 688
Atlanta, GA 30309

For additional information, please visit our website at www.oxfordinc.com

OXFORD

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 19, 2013

Notice is hereby given that the 2013 annual meeting of shareholders of Oxford Industries, Inc. will be held on Wednesday, June 19, 2013 at 3:00 p.m., local time, in the Fifth Floor Conference Center at 999 Peachtree Street, N.E., Atlanta, Georgia 30309. The purposes of the meeting are to:

(1) Elect four directors nominated by our Board and named in the accompanying proxy statement to serve for a term of three years and until their respective successors are elected and qualified;

(2) Approve our Executive Performance Incentive Plan, as amended and restated, as required by Section 162(m) of the Internal Revenue Code;

(3) Approve the selection of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal 2013;

(4) Hold an advisory, non-binding vote on executive compensation; and

(5) Transact any other business that properly comes before the annual meeting or any adjournment or postponement of the annual meeting.

Shareholders of record as of the close of business on April 19, 2013 will be entitled to notice of and to vote at the annual meeting or at any adjournment or postponement of the annual meeting. This notice and the accompanying proxy statement are being mailed to shareholders beginning on or about May 17, 2013.

A list of our shareholders entitled to vote at the annual meeting will be available for examination by any shareholder, or his or her agent or attorney, at the annual meeting. The enclosed proxy is solicited on behalf of our Board. Reference is made to the accompanying proxy statement for further information with respect to the items of business to be transacted at the annual meeting.

Your vote is important. Regardless of whether you plan to attend the meeting, please complete and sign the enclosed proxy and return it in the accompanying, postage pre-paid envelope. You may revoke your proxy at any time before the meeting and, if you attend the meeting, you may elect to vote in person. If your shares are held in an account at a bank or broker, your bank or broker will vote your shares for you if you provide voting instructions. In the absence of instructions, your broker can only vote your shares on limited matters.

Attendance at the meeting is limited to shareholders, those holding proxies from shareholders, and invited guests such as members of the media. If your shares are held in an account at a bank or broker, you should bring the notice or voting instruction form you received from your bank or broker, or obtain a valid proxy card from your bank or broker, in order to gain admission to the meeting.

May 15, 2013

By Order of the Board of Directors,



Thomas E. Campbell
Senior Vice President—Law and Administration,
General Counsel and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 19, 2013: This proxy statement and our fiscal 2012 annual report to shareholders are available on the Internet at http://www.proxymaterials.oxfordinc.com.

TABLE OF CONTENTS

OXFORD

999 Peachtree Street, N.E., Suite 688
Atlanta, Georgia 30309

PROXY STATEMENT

For Annual Shareholders Meeting
To Be Held on June 19, 2013

INTRODUCTION

This proxy statement contains information relating to the annual meeting of shareholders of Oxford Industries, Inc. to be held on Wednesday, June 19, 2013, beginning at 3:00 p.m., local time. The annual meeting will be held in the Fifth Floor Conference Center at 999 Peachtree Street, N.E., Atlanta, Georgia 30309. You may contact our Investor Relations Department at (404) 659-2424 to obtain directions to the site of the annual meeting.

We will begin mailing this proxy statement, the attached Notice of Annual Meeting of Shareholders and the accompanying proxy card on or about May 17, 2013 to all holders of our common stock, par value $1.00 per share, entitled to vote at the annual meeting. Along with this proxy statement, we are also sending our Annual Report to Shareholders for fiscal 2012, which ended February 2, 2013.

INFORMATION ABOUT THE MEETING AND VOTING

Shares Outstanding

You may vote at our 2013 annual shareholders meeting if you owned shares of our common stock as of the close of business on April 19, 2013, the record date for the annual meeting. As of the close of business on April 19, 2013, there were 16,575,841 shares of our common stock issued and outstanding. You are entitled to one vote for each share of our common stock that you owned on the record date.

Voting

If, on April 19, 2013, your shares of our common stock were registered directly in your name with Computershare, our transfer agent, then you are a shareholder of record. As a shareholder of record, you may vote using one of the following methods:

- by completing, signing and returning the enclosed proxy; or
- by attending the annual meeting and voting in person.

If you are a shareholder of record and you sign and return your proxy card but do not include voting instructions, your proxy will be voted as recommended by our Board or, if no recommendation is given, in the discretion of the proxies designated on the proxy card, to the extent permitted under applicable law.

If you are a shareholder of record, your shares will not be voted unless you provide a proxy or attend the annual meeting and vote in person.

If, on April 19, 2013, your shares were held in an account at a bank or broker, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The bank or broker holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your bank or broker on how to vote the shares in your account. Telephone and/or Internet voting may be available to direct your bank or broker on how to vote the shares in your account. The availability of telephone and/or Internet voting will depend on the voting processes of your bank or broker. Please follow the directions on your proxy card carefully. Even if your shares are held in an account at a bank or broker, you are invited to attend the annual meeting.

However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you obtain a valid proxy card from your bank or broker and, in order to gain admission to the meeting, you should bring the notice or voting instruction form you received from your bank or broker, or obtain a valid proxy card from your bank or broker.

If you own shares that are registered in the name of more than one person, each person must sign the enclosed proxy. If the proxy is signed by an attorney, executor, administrator, trustee or guardian or by any other person in a representative capacity, the full title of the person signing the proxy should be given and a certificate should be furnished showing evidence of appointment.

A properly executed proxy card marked "Abstain" with respect to any proposal will not be voted for such proposal.

Broker Discretionary Voting; Broker Non-Votes

If you hold shares through an account with a bank or broker, your shares may be voted by the bank or broker even if you do not provide voting instructions. Banks and brokerage firms have the authority, under the rules of the New York Stock Exchange (the "NYSE"), to vote shares in their discretion on certain "routine" matters when their customers do not provide voting instructions. Under the NYSE's rules, as currently in effect, only Proposal No. 3 (approval of the selection of Ernst & Young LLP as our independent registered public accounting firm) is considered a routine matter.

The other proposals to be addressed at the annual meeting are considered "non-routine" matters under the NYSE's rules. When a bank or brokerage firm has not received voting instructions from the beneficial holder of the shares with respect to a non-routine matter, the bank or brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote." Broker non-votes will be counted as present at the annual meeting for quorum purposes but will not be counted as entitled to vote on the non-routine matter. **Therefore, if your shares are held in an account at a bank or broker, it is important that you provide instructions to your bank or broker so that your vote on these proposals is counted.**

Changing Your Vote

If you are a shareholder of record, you may revoke or change your vote with respect to the shares of our common stock that are registered directly in your name by doing any of the following:

- delivering a written notice of revocation to our Secretary before the vote is taken at the annual meeting, such notice of revocation dated later than the proxy you want to revoke;
- properly executing and delivering a later-dated proxy before the vote is taken at the annual meeting; or
- voting in person at the annual meeting (your attendance at the annual meeting, in and of itself, will not revoke the earlier proxy).

If your shares are held in an account at a bank or broker, then you must follow the instructions provided by your bank or broker in order to revoke or change your vote with respect to those shares held in street name.

Quorum

In order for us to conduct the annual meeting, the holders of a majority of the shares of our common stock issued and outstanding as of the record date must be present, in person or by proxy, at the annual meeting. This is referred to as a quorum. Abstentions and broker non-votes, if any, will be counted as shares present at the meeting for purposes of determining the presence of a quorum.

CORPORATE GOVERNANCE AND BOARD MATTERS

Directors

Under our articles of incorporation, our Board is to consist of at least nine members, with the specific number fixed by our bylaws, as amended from time to time. Currently, our bylaws have fixed the number of directors at 11. There are currently 10 members serving on our Board.

Our Board has nominated the following current directors for re-election at the annual meeting: Mr. George C. Guynn; Ms. Helen B. Weeks; and Mr. E. Jenner Wood III.

In addition, our Board has nominated Mr. Thomas C. Gallagher for election to serve as a director and to fill the existing vacancy on our Board. Mr. Gallagher, who is the Chairman and Chief Executive Officer of Genuine Parts Company, served on our Board from 1991 to 2007. Based in part on his prior service and familiarity with our company, Mr. Gallagher was identified and recommended as a potential director nominee by several non-management members of our Board, including members of our Board who also serve on the board of directors of Genuine Parts Company. After reviewing Mr. Gallagher's experience and qualifications, particularly as they related to various other potential candidates, our Nominating, Compensation & Governance Committee, or NC&G Committee, recommended to our Board that Mr. Gallagher be nominated for election as a director at the annual meeting.

The following table sets forth, as of April 19, 2013, certain information concerning our current directors and Mr. Gallagher, as well as a description of the specific experience, qualifications, attributes and skills that led our Board to conclude that each of these individuals should serve as a director.

Name	Age	Director Since	Positions Held and Specific Experience and Qualifications
Thomas C. Chubb III	49	2012	Mr. Chubb is our Chief Executive Officer and President. He has held that position since January 2013. Mr. Chubb served as our President starting in 2009, as our Executive Vice President from 2004 until 2009, and as our Vice President, General Counsel and Secretary from 1999 to 2004. Mr. Chubb has been employed by our company for more than 20 years, and has been an executive with our company for more than 10 years. In his capacity as our President starting in 2009, Mr. Chubb has provided oversight with respect to the operations of our Ben Sherman Group and our Lanier Clothes Group and, starting with our acquisition of those operations in 2010, has provided oversight with respect to the operations of our Lilly Pulitzer Group. In addition, Mr. Chubb's experience as our General Counsel has given him key insights into the legal and regulatory environment in which we operate. Mr. Chubb's long history with our organization, his leadership skills and his knowledge of our businesses and industry serve our Board well.
Thomas C. Gallagher	65	Nominee (*previous service 1991 - 2007*)	Mr. Gallagher is Chairman and Chief Executive Officer of Genuine Parts Company, a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. He was appointed Chief Executive Officer of Genuine Parts Company in 2004 and Chairman of the Board in 2005. Mr. Gallagher served as President of Genuine Parts Company from 1990 to 2012 and Chief Operating Officer of Genuine Parts Company from 1990 until 2004. Mr. Gallagher previously served as a member of our Board from 1991 until 2007. Mr. Gallagher has more than 20 years of executive-level responsibilities with a NYSE-traded public company; brings extensive experience serving on the boards of directors of other companies, including having served on the board of directors of Genuine Parts Company for more than 20 years and having previously served on the boards of directors of STI Classic Funds, STI Classic Variable Trust and National Services Industries, Inc.; and is extremely familiar with our company, having previously served on our Board for more than 15 years, including at the outset of our transformation away from our historical domestic private label manufacturing roots. Mr. Gallagher's business acumen, financial expertise and leadership skills will be a valuable asset to our Board.

Name	Age	Director Since	Positions Held and Specific Experience and Qualifications
George C. Guynn	70	2007	Mr. Guynn retired in 2006 from his position as President and CEO of the Federal Reserve Bank of Atlanta, where he worked his entire career. Mr. Guynn is a director of Genuine Parts Company and Acuity Brands, Inc. Mr. Guynn serves on the Audit Committee of Genuine Parts Company and the Audit and Governance Committees of Acuity Brands, Inc. He is also a trustee of Ridgeworth Investments and GenSpring MMP Mutual Fund. Mr. Guynn's prior role as President and CEO of the Federal Reserve Bank of Atlanta, and the keen insight this experience has provided him into economic trends affecting the U.S. and global economies, provides our Board with information and insight in financial and regulatory issues. In addition, Mr. Guynn's financial and accounting experience with the Federal Reserve, as well as his experience as a member of the audit committees of Genuine Parts Company and Acuity Brands, Inc., offer a high level of financial literacy and is a valuable asset to our Board and Audit Committee.
John R. Holder	58	2009	Mr. Holder is Chairman and Chief Executive Officer of Holder Properties, a commercial and residential real estate development, leasing and management company, and has held that position since 1989. Mr. Holder has served as Chief Executive Officer of Holder Properties since 1980. He is a member of the Board of Directors and Audit Committee of Genuine Parts Company and also serves on the Board of Directors of SunTrust Bank's Atlanta Region. Mr. Holder's strategic leadership in the growth of Holder Properties, which has been involved in over 10 million square feet of real estate development totaling in excess of $1.5 billion, as well as his extensive involvement in the financial and marketing areas of that business, serves our Board well. His service as the Chairman and Chief Executive Officer of Holder Properties, together with various board affiliations which include civic organizations and membership on the Audit Committee of Genuine Parts Company, has given him leadership experience, business acumen and financial literacy beneficial to our Board and Audit Committee.
J. Hicks Lanier*	73	1969	Mr. Lanier is the Chairman of our Board and has held that position since 1981. Mr. Lanier also served as our Chief Executive Officer from 1981 until his retirement in December 2012, and additionally served as our President from 1977 until 2003. Mr. Lanier previously served as a director of Genuine Parts Company, SunTrust Banks, Inc. and Crawford & Company until his retirement from those positions in April 2013, April 2012 and May 2010, respectively. Mr. Lanier was employed by our company for more than 45 years, and was an executive with our company for more than 35 years. He provided strong leadership to our company as we transformed from our historical domestic manufacturing roots into an international apparel design, sourcing and marketing company with a portfolio of owned and licensed lifestyle brands and company-owned retail operations. Mr. Lanier's long tenure with our organization provides him incomparable knowledge of our business, and his other varied business experiences, including having served on the boards of six publicly traded companies over the last 30 years, including service on various committees of these boards, exemplifies his leadership skills and offers him insights into compensation and governance issues at public companies, all of which serve our Board well.

Name	Age	Director Since	Positions Held and Specific Experience and Qualifications
J. Reese Lanier*	70	1974	Mr. Lanier was self-employed in farming and related businesses and had this occupation for more than five years until his retirement in 2009. Mr. Lanier has been affiliated with our company in various official and unofficial capacities for more than 50 years, including having served as a director for more than 35 years. His father was one of the founders of our company. Mr. Lanier's deep knowledge of our business and industry, coupled with his business acumen as a sole proprietor, serves our Board well.
Dennis M. Love	57	2008	Mr. Love is President and Chief Executive Officer of Printpack Inc., a manufacturer of flexible and specialty rigid packaging, and has served in such capacities since 1987. Mr. Love is expected to become Chairman and Chief Executive Officer of Printpack Inc. effective on July 1, 2013. Mr. Love currently serves as a director of AGL Resources, Inc., as Chairman of its Nominating, Governance and Corporate Responsibility Committee and as a member of its Audit and Executive Committees. Mr. Love is also a director of the Cleveland Group, Inc. Mr. Love served as a director of Caraustar Industries, Inc. from 1999 until its reorganization in 2009. Mr. Love has more than 25 years of experience as a chief executive and has extensive service as a director of public companies, including having served on the Compensation and Employee Benefits Committee of Caraustar Industries, Inc. and the Nominating, Governance and Corporate Responsibility Committee of AGL Resources, Inc. The insight Mr. Love gained through these board affiliations serves our Board and our NC&G Committee well. In addition, Mr. Love's stewardship of Printpack Inc.'s international expansion, as well as successful domestic and international acquisitions, allows him to offer key insights into our operations.
Clarence H. Smith	62	2003	Mr. Smith is Chairman of the Board, President and Chief Executive Officer of Haverty Furniture Companies, Inc., a home furnishings retailer. Mr. Smith was elected Chairman of Haverty Furniture Companies, Inc. in 2012 and has served as its President and Chief Executive Officer since 2003. He served as President and Chief Operating Officer of Haverty Furniture Companies, Inc. from 2002 to 2003, Chief Operating Officer of Haverty Furniture Companies, Inc. from 2000 to 2002, and Senior Vice President, General Manager-Stores of Haverty Furniture Companies, Inc. from 1996 to 2000. Mr. Smith serves on the Executive Committee of Haverty Furniture Companies, Inc. Mr. Smith has more than 15 years of senior management experience at Haverty Furniture Companies, Inc. Haverty Furniture Companies, Inc. is an Atlanta-based, publicly traded company with more than 100 showrooms in 17 states in the Southern, Midwestern and mid-Atlantic regions of the United States, which affords our company, Board and NC&G Committee valuable insight into compensation, governance and general business practices at a company with a brand management focus and retail and other direct-to-consumer business activities.

Name	Age	Director Since	Positions Held and Specific Experience and Qualifications
Clyde C. Tuggle	51	2011	Mr. Tuggle is Senior Vice President, Chief Public Affairs and Communications Officer of The Coca-Cola Company. From 1998 to 2000, Mr. Tuggle worked in Coca-Cola's Central European Division Office in Vienna where he held a variety of positions, including as Director of Operations Development, Deputy to the Division President and Region Manager for Austria. In 2000, Mr. Tuggle was elected Vice President of The Coca-Cola Company. In 2003, he was elected Senior Vice President of The Coca-Cola Company and appointed Director of Worldwide Public Affairs and Communications. From 2005 until 2008, Mr. Tuggle served as President of Coca-Cola's Russia, Ukraine & Belarus Business Unit. From 2008 to 2009, Mr. Tuggle served as Coca-Cola's Senior Vice President, Corporate Affairs and Productivity. In 2009, Mr. Tuggle was named Coca-Cola's Senior Vice President, Global Public Affairs and Communications. Mr. Tuggle was elected to serve on the Board of Directors of Georgia Power Company in 2012. Mr. Tuggle has more than 10 years of executive management experience at a publicly traded company heavily focused on brand management, including oversight of various aspects of Coca-Cola's international operations that serve our Board well as certain of our operating groups expand their international operations. In addition, Mr. Tuggle's experience at Coca-Cola includes oversight of investor relations and public communications issues that provide key insights to our Board and Audit Committee.
Helen B. Weeks	58	1998	Ms. Weeks founded Ballard Designs, Inc. in 1983 and served as Chief Executive Officer until she retired in 2002. Ballard Designs, Inc. is a home furnishing catalog business which is currently part of HSN, Inc. Ms. Weeks also previously served as a member of the Board of Directors of Cornerstone Brands, Inc., which was organized as a conglomerate of companies selling home and leisure goods and casual apparel through catalogs primarily aimed at affluent, well-educated consumers ages 35 to 60. Ms. Weeks has approximately 20 years of experience in a chief executive capacity. Ms. Weeks' experience in direct-to-consumer businesses, including a catalog business, in particular with business activities aimed at demographics overlapping those of our various operating groups, serves our Board well.
E. Jenner Wood III	61	1995	Mr. Wood was elected as Chairman, President and CEO of SunTrust Bank, Atlanta / Georgia Division in 2010, and, prior to that, had served as President, Chairman and CEO of SunTrust Bank Central Group since 2001. Mr. Wood served as Executive Vice President of SunTrust Banks, Inc. from 1994 until 2010. Mr. Wood serves as a director of Crawford & Company, including as Chairman of its Compensation Committee and as a member of its Audit Committee, and of The Southern Company, including as a member of its Governance and Nuclear/Operations Committees. Mr. Wood previously served as a director of Georgia Power Company until his election to the Board of Directors of that entity's parent company, The Southern Company, in 2012. Mr. Wood's professional career includes nearly 20 years in executive management positions with SunTrust Banks, Inc. and its various affiliates. Mr. Wood's insights with respect to financial issues and the financial services industry generally, including as it relates to the retail and business aspects of SunTrust Bank's operations, together with his extensive experience on the boards of directors and committees of various public and private companies, make him a valuable asset to our Board.

* J. Hicks Lanier and J. Reese Lanier are first cousins.

Director Independence

Our Corporate Governance Guidelines provide that we will have a majority of "independent" directors under the NYSE's listing standards, as determined by the Board, and that, at least annually, our NC&G Committee will review each relationship that exists with a director and his or her related interests for the purpose of determining whether the director is independent. Based on our NC&G Committee's review, our Board annually considers the independence of each of our directors, as well as upon learning about intervening events that may impact director independence.

In March 2013, our NC&G Committee and full Board considered director independence. As part of this consideration, our NC&G Committee and full Board broadly considered all relevant facts and circumstances, including the NYSE's corporate governance listing standards and all relevant transactions and relationships between each director (and his or her immediate family and affiliates) and our company and management to determine whether any relationship might impair the director's ability to make independent judgments.

Based on this review and consistent with the recommendation of our NC&G Committee, our Board affirmatively determined that the following eight current directors are independent: George C. Guynn; John R. Holder; J. Reese Lanier; Dennis M. Love; Clarence H. Smith; Clyde C. Tuggle; Helen B. Weeks and E. Jenner Wood III.

In evaluating the independence of our directors, our Board and NC&G Committee gave particular consideration to the following relationships and transactions:

- Mr. J. Reese Lanier beneficially owns or has the ability to direct the voting of approximately 1.5% of our outstanding common stock; Mr. Lanier was an employee of our company more than 45 years ago; Mr. Lanier is a first cousin of Mr. J. Hicks Lanier, our Chairman of the Board and retired Chief Executive Officer; and Mr. Lanier's son had served as one of our executive officers until October 2007;
- Mr. Clyde C. Tuggle's employer The Coca-Cola Company is a vendor to our company, including providing products to our Tommy Bahama Group's restaurant division in the ordinary course of business; and
- As described later in this proxy statement under the heading *"Certain Relationships and Related Transactions,"* Mr. E. Jenner Wood III's employer SunTrust Banks, Inc. (which, together with its subsidiaries, we refer to as "SunTrust") is one of our principal shareholders, with the ability to direct the voting or disposition of approximately 5% of our outstanding common stock; as described under the heading *"Certain Relationships and Related Transactions,"* in the ordinary course of SunTrust's business, subsidiaries of SunTrust act as agent and lender and provide other services under a $235 million syndicated, revolving credit facility that we maintain, with aggregate payments to SunTrust of less than 1% of our gross revenues during fiscal 2012; and between December 2008 and January 2009, Mr. Wood concurrently served as an executive officer of SunTrust while our Chairman and then-Chief Executive Officer Mr. J. Hicks Lanier served as a member of the compensation committee of SunTrust.

Our Board determined that these payments and relationships were not material to a determination that the applicable directors were independent. As a result and taking into consideration, among other things, the objectivity of Messrs. J. Reese Lanier, Tuggle and Wood at previous meetings of our Board, our Board determined that each is independent.

In addition, our Board evaluated the independence of the director nominee, Mr. Gallagher, taking into consideration the fact that our retired Chief Executive Officer, Mr. J. Hicks Lanier, served on the board of directors of Genuine Parts Company, Mr. Gallagher's employer, until its April 2013 annual meeting; Mr. Lanier's role as Presiding Director and Chair of the Compensation, Nominating and Governance Committee of Genuine Parts Company through his recent retirement from that company's board of directors; and the membership on Genuine Parts Company's board of directors by two of our other directors, Mr. Guynn and Mr. Holder. Based on this assessment, our Board did not believe that these relationships would preclude Mr. Gallagher from being deemed independent if elected to our Board.

Mr. J. Hicks Lanier served as our Chief Executive Officer until his retirement in December 2012 and, accordingly, is not independent. Mr. Chubb is an employee of our company and therefore not independent.

Corporate Governance Guidelines; Conduct Policies

Our Board has adopted Corporate Governance Guidelines that set forth certain guidelines for the operation of the Board and its committees. In accordance with its charter, our NC&G Committee periodically reviews and assesses the adequacy of our Corporate Governance Guidelines. As part of its March 2013 review of our Corporate Governance Guidelines, our NC&G Committee recommended, and our Board subsequently approved, certain revisions to our Corporate Governance Guidelines, including enhancements to our stock ownership and retention guidelines applicable to our directors and executive officers and the adoption of new guidelines relating to the pledging of our company's stock by our directors and executive officers, as further described below under "*Executive Compensation--Compensation Discussion and Analysis.*" In addition, as provided under our Corporate Governance Guidelines, our Board annually conducts a self-evaluation. Our NC&G Committee oversees our Board's self-evaluation process. Our Board has the authority to engage its own advisors and consultants.

Our Board has also adopted a Code of Conduct for all of our directors, officers and employees, as well as an ethical conduct policy that applies to our senior financial officers, including, among others, our chief executive officer and our chief financial officer and controller. We intend to disclose amendments to our Code of Conduct and our ethical conduct policy for our senior financial officers (other than technical, administrative or other non-substantive amendments) and material waivers of (or failure to enforce) any provisions of these conduct policies (if applicable to any of our directors or executive officers) on our Internet website at www.oxfordinc.com.

Board Meetings and Committees of our Board of Directors

During fiscal 2012, our Board held five meetings and committees of our Board held a total of seven meetings. During fiscal 2012, each of our directors attended 100% of the meetings of our Board and of all committees of which the director was a member.

Although we do not have a formal policy requiring attendance by directors at our annual meetings of shareholders, as stated in our Corporate Governance Guidelines, we encourage directors to attend our annual meetings of shareholders in person. In order to facilitate attendance by our directors, we generally schedule our annual meetings of shareholders to coincide with the date of a quarterly meeting of our Board. Nine of our current directors attended our 2012 annual meeting of shareholders.

Our Board has a standing Executive Committee, Audit Committee and NC&G Committee. The following table identifies the members of each of these committees as of April 19, 2013 and the number of meetings held by each of these committees (and actions taken by written consent in lieu of meetings) during fiscal 2012.

Name	Executive Committee	Audit Committee	NC&G Committee
Thomas C. Chubb III	X		
George C. Guynn*		chair	
John R. Holder*		X	
J. Hicks Lanier	chair		
J. Reese Lanier*			
Dennis M. Love*	X		X
Clarence H. Smith*	X		chair
Clyde C. Tuggle*		X	
Helen B. Weeks*			X
E. Jenner Wood III*	X		
Total Number of Meetings	0	4	3
Actions by Written Consent	1	1	2

* Independent Director

Executive Committee

Our Executive Committee has the power to exercise the authority of the full Board in managing the business and affairs of our company, except that our Executive Committee does not have certain powers that are reserved to our full Board under Georgia law. In practice, our Executive Committee serves as a means for taking action requiring our Board's approval between its regularly scheduled meetings.

Audit Committee

Our Audit Committee was established in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (which we refer to as the "SEC") to assist our Board in fulfilling its responsibilities with respect to oversight of the following: (1) the integrity of our financial statements, reporting processes and systems of internal controls; (2) our compliance with applicable laws and regulations; (3) the qualifications and independence of our independent registered public accounting firm; and (4) the performance of our internal audit department and our independent registered public accounting firm.

The principal duties and responsibilities of our Audit Committee are set forth in its charter. Pursuant to its charter, our Audit Committee has the express authority to retain, at our company's expense, any outside legal, accounting or other advisors that it deems necessary or helpful to the performance of its responsibilities. Our Audit Committee may exercise additional authority prescribed from time to time by our Board.

Our Board annually evaluates the financial expertise and independence of the members of our Audit Committee. Following its review in March 2013, our Board determined that each of Mr. Guynn and Mr. Holder is an "audit committee financial expert," as that term is defined by SEC rules and regulations, and all of the members of our Audit Committee are financially literate in accordance with the NYSE's governance listing standards and SEC rules and regulations.

Nominating, Compensation & Governance Committee (or NC&G Committee)

The purpose of our NC&G Committee is to: (1) assist our Board in fulfilling its responsibilities with respect to the compensation of our executive officers; (2) recommend candidates for all directorships to be filled; (3) identify individuals qualified to serve as members of our Board; (4) review and recommend committee appointments; (5) take a leadership role in shaping our corporate governance; (6) develop and recommend to our Board for adoption our Corporate Governance Guidelines; (7) lead our Board in an annual review of its own performance; and (8) perform other functions that it deems necessary or appropriate. Our Board of Directors has determined that all members of our NC&G Committee are independent in accordance with the NYSE's corporate governance listing standards. Pursuant to its charter, our NC&G Committee has the express authority to retain or obtain the advice of a compensation consultant, independent legal counsel or other advisor, at our company's expense, provided, that it will retain such advisor only after taking into consideration relevant factors relating to the advisor's independence from our management.

Our NC&G Committee also has the following responsibilities, among others, related to compensation matters: (1) administering our stock option and restricted stock plans; (2) administering our Executive Performance Incentive Plan; (3) reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer's performance in light of those goals and objectives and determining the compensation of our Chief Executive Officer based upon this evaluation; (4) reviewing and approving the compensation of our non-CEO executive officers; and (5) making recommendations to our Board regarding certain incentive compensation plans and equity-based plans. In addition, as part of its oversight of our overall compensation program, our NC&G Committee considers our compensation policies and procedures, including the incentives that they create and factors that may influence excessive risk taking.

For information about the role of executive officers and compensation consultants in determining compensation, see "*Executive Compensation—Compensation Discussion and Analysis*" below.

Meetings of Non-Employee Directors

Pursuant to our Corporate Governance Guidelines, our non-employee directors periodically meet separately in executive sessions. Starting with his election as our presiding independent director in June 2012, Mr. Wood chaired the meetings of our non-employee directors.

Board Leadership

Our Board is currently comprised of eight independent directors; one non-independent, non-management director (our retired Chief Executive Officer Mr. J. Hicks Lanier); and one management director (our current Chief Executive Officer Mr. Chubb). Until his retirement as our Chief Executive Officer in December 2012, Mr. J. Hicks Lanier served in the dual capacity of Chief Executive Officer and Chairman of our Board. Based upon his insights into the day-to-day operations of our business and his long tenure on our Board and the continuity that his experience offered, we believed that our company and shareholders were best served by having Mr. Lanier serve in both capacities. Our Corporate Governance Guidelines expressly provide that our Board should make the decision as to who should serve as its chair based on the relevant factors applicable at the time.

In 2013, we separated the roles of chair of our Board (Mr. Lanier) and Chief Executive Officer (Mr. Chubb). We also have a presiding independent director (Mr. E. Jenner Wood III). In connection with Mr. Lanier's retirement from his position as our Chief Executive Officer, consistent with our Board's periodic review, our Board considered the factors relevant to establishing an effective leadership structure. Based upon these considerations, including enabling Mr. Lanier to effectively provide advice to, and independent oversight of, management, our Board believed that Mr. Lanier's continued service as the Chairman of our Board was appropriate, while Mr. Chubb, in his capacity as our Chief Executive Officer, focuses on the daily operations of our business, the activities of our operating groups, our business objectives and other factors impacting our business.

In his capacity as the presiding independent director, Mr. Wood sets the agenda for, and chairs, executive sessions of our non-employee directors; serves as a liaison between independent directors and our Chairman and our Chief Executive Officer; and serves as a liaison between our shareholders and our independent directors. As presiding independent director, Mr. Wood is in regular contact with our Chairman and our Chief Executive Officer about our operating results and activities, risks to our business and business prospects.

With an active, engaged presiding independent director, a non-management and long-tenured chair with vast experience in public company matters and the operations of our business, a supermajority of independent directors, regular meetings of our non-employee directors in executive session, and our Audit Committee and NC&G Committee (each of which reports to our full Board on a quarterly basis on significant committee activities) comprised solely of independent directors, our Board believes that its current leadership structure is in the best interests of our organization and our shareholders.

Board's Role in Risk Oversight

Our Board is ultimately charged with overseeing our business, including risks to our business, on behalf of our shareholders. In order to fulfill this responsibility, our Audit Committee, pursuant to its charter, reviews our policies with respect to our company's risk assessment and risk management. At our Audit Committee's direction and with its oversight, we conduct an enterprise risk management program (which we refer to as the "ERM program") on an ongoing basis. At each quarterly meeting of our Audit Committee, a significant portion of time is devoted to a management report to the committee on the status of the ERM program and/or particular risks faced by our company. Our Audit Committee actively engages management on potential strategies for reducing, eliminating or mitigating the risks to our organization. Our Audit Committee regularly reports to our Board on our ERM program. In addition to our ERM program, our Board examines specific business risks in its regular reviews of our operating groups and also on a company-wide basis as part of its regular strategic reviews.

As part of its oversight of our overall compensation program, our NC&G Committee considers our compensation policies and procedures, including the incentives that they create and factors that may influence excessive risk taking. In particular, our compensation program provides for short-term cash incentive payments to individuals throughout our company based on satisfaction of pre-established performance targets. For employees within our various operating groups, these performance targets may be based on performance by the operating group, as a whole, or a specific business unit or business location within that operating group. Employees who are not assigned to a specific operating group typically receive cash incentives based on the satisfaction by our various operating groups of pre-established performance targets and our company as a whole of pre-established performance targets. Each cash incentive award for an individual employee within our organization is subject to a maximum amount payable to the individual. Our senior management and, with respect to our executive officers, our NC&G committee, approve applicable performance targets taking into consideration our detailed, internal budgets for upcoming fiscal periods. These members of senior management receive monthly financial reports and review and analyze deviations from the budgeted plans to assess whether, among other things, the deviations were the result of inappropriate risk taking. We have concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on our company.

Website Information

We have posted our Corporate Governance Guidelines, our Code of Conduct, our ethical conduct policy for our senior financial officers, our Audit Committee charter and our NC&G Committee charter under the "Corporate Governance" link under the "Investor Relations" tab on our Internet website at www.oxfordinc.com.

Director Nomination Process

In accordance with our Corporate Governance Guidelines, our NC&G Committee periodically reviews the skills and characteristics required of our directors in the context of the make-up of our Board. This assessment includes issues such as independence, expertise, age, diversity, general business knowledge and experience, financial literacy and expertise, availability and commitment, and other criteria that our NC&G Committee finds to be relevant.

Consistent with our Corporate Governance Guidelines, our NC&G Committee recognizes that a diversity of viewpoints and practical experiences can enhance our Board's effectiveness. Accordingly, it is the practice of our NC&G Committee in evaluating the diversity of potential director candidates to give particular consideration to the diverse experiences and perspectives that a prospective candidate may bring to our Board. In order to accomplish its objectives, our NC&G Committee's evaluations of potential candidates generally involve a review of the candidate's background and credentials; interviews of a candidate by members of our NC&G Committee and/or other members of our Board; and discussions among our NC&G Committee members, as well as other directors. Based on its evaluation in light of the foregoing factors, our NC&G Committee recommends candidates to our full Board which, in turn, selects candidates to be nominated for election by the shareholders or to be elected by our Board to fill a vacancy.

Director Compensation

Compensation Program for Fiscal 2012

During fiscal 2012, our non-employee directors received compensation in accordance with the following program guidelines: (1) an annual stock retainer in the form of restricted stock (subject to a vesting period generally coinciding with one year of service on our Board) granted to each non-employee director with a grant date fair value of $45,000; (2) an annual cash retainer of $30,000 payable in quarterly installments to each non-employee director; (3) an additional $12,500 annual cash retainer payable in quarterly installments to the chair of our Audit Committee; (4) an additional $10,000 annual cash retainer payable in quarterly installments to the chair of our NC&G Committee; and (5) a $1,250 meeting fee for each committee or board meeting attended.

To further encourage our directors to enhance their ownership of our stock, our non-employee directors are given the option to elect to receive the $30,000 annual cash retainer in the form of a one-time restricted stock grant having a grant date fair value of $30,000. Restricted shares granted for fiscal 2012 in lieu of the cash retainer vest as follows: 75% of the shares vested on December 31, 2012; and the remaining 25% of the shares vest on a date coinciding with the vesting date for the annual stock retainer (which is June 19, 2013).

Director compensation is paid for the 12-month period commencing with each annual meeting of shareholders. The number of shares of our restricted stock to be issued in respect of each non-employee director's annual stock retainer (and in respect of the annual cash retainer, if a director elected to receive that portion of his retainer in the form of stock) was based on the closing price of our common stock as reported on the NYSE as of the grant date for the restricted stock.

Under our deferred compensation plan, our non-employee directors are eligible to defer receipt of up to 100% of their cash retainers and/or board and committee meeting fees. Non-employee directors are permitted to "invest" their deferred fees among a platform of investment options that are available to employees eligible to participate in the plan. Our deferred compensation plan is an unfunded, non-qualified deferred compensation plan, and participants' account balances are subject to the claims of our company's creditors. In the event that our company becomes insolvent, participants in the plan would be unsecured general creditors with respect to their account balances, which we believe further aligns the interests of our participating directors with the long-term interests of our shareholders.

Employee directors do not receive an annual retainer or meeting fees for their service on our Board.

Director Compensation for Fiscal 2012

The table below summarizes the compensation for our non-employee directors for fiscal 2012.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
George C. Guynn	53,157	44,968	586	98,711
John R. Holder	11,288	74,962	846	87,096
J. Hicks Lanier[3]	—	—	—	—
J. Reese Lanier	36,282	44,968	586	81,836
Dennis M. Love	40,022	52,478	662	93,162
Clarence H. Smith	49,407	44,968	586	94,961
Clyde C. Tuggle	41,282	44,968	586	86,836
Helen B. Weeks	40,032	44,968	586	85,586
E. Jenner Wood III	36,282	44,968	586	81,836

(1) The values for stock awards in this column represent the grant date fair value of restricted stock granted in fiscal 2012, computed in accordance with FASB ASC Topic 718; however, pursuant to SEC regulations, no reduction has been applied for estimated forfeitures. Information about the assumptions used to value these awards can be found under the captions "Stock-Based Compensation" and "Long-Term Stock Incentive Plan" in Notes 1 and 7, respectively, in our Fiscal 2012 Annual Report on Form 10-K. As of February 2, 2013, Mr. Holder held 1,173 restricted shares of our common stock, Mr. Love held 1,174 restricted shares of our common stock, Mr. J. Hicks Lanier did not hold any restricted shares of our common stock, and each of our other non-employee directors held 1,006 restricted shares of our common stock.

(2) Represents the dollar value of dividends paid on unvested stock awards which was not factored into the grant date fair value for the stock. In addition, from time to time, our directors receive discounted and complimentary apparel and related merchandise. We do not believe that the aggregate incremental cost to us of these discounts and benefits exceeds $10,000 for any of our directors and, in accordance with SEC rules and regulations, have excluded them from this table.

(3) Mr. Lanier served as our Chief Executive Officer until his retirement from that position in December 2012 and, as a result, was not eligible to receive non-employee director compensation until January 2013. Compensation paid to Mr. Lanier during fiscal 2012 is set forth below under *"Executive Compensation."*

EXECUTIVE OFFICERS

All of our executive officers are elected by and serve at the discretion of our Board. The following table sets forth information about our executive officers as of April 19, 2013:

Name	Age	Title	Biography
Thomas C. Chubb III	49	Chief Executive Officer and President	Mr. Chubb is our Chief Executive Officer and President. He has held that position since January 2013. Mr. Chubb served as our President starting in 2009, as our Executive Vice President from 2004 until 2009, and as our Vice President, General Counsel and Secretary from 1999 to 2004. Mr. Chubb has served as a member of our Board since June 2012.
Scott A. Beaumont	59	CEO, Lilly Pulitzer Group	Mr. Beaumont is CEO, Lilly Pulitzer Group (one of our operating groups), and has held that position since December 2010 when we acquired Sugartown Worldwide, Inc. and its Lilly Pulitzer® operations. Prior to our acquisition of Sugartown, Mr. Beaumont served as its Chairman and Chief Executive Officer since co-founding the company in 1993. Mr. Beaumont has served as a member of the Board of Directors of CSS Industries, Inc. since 2005 and currently serves as a member of its Audit Committee and its Nominating and Governance Committee.
Thomas E. Campbell	49	Senior Vice President—Law and Administration, General Counsel and Secretary	Mr. Campbell is Senior Vice President—Law and Administration, General Counsel and Secretary and has served in that capacity since 2011. Mr. Campbell served as our Senior Vice President—Law, General Counsel and Secretary from 2008 to 2011 and as our Vice President—Law, General Counsel and Secretary from 2006 to 2008.
K. Scott Grassmyer	52	Senior Vice President—Finance, Chief Financial Officer and Controller	Mr. Grassmyer is Senior Vice President—Finance, Chief Financial Officer and Controller and has served in this capacity since 2011. Mr. Grassmyer served as our Senior Vice President, Chief Financial Officer and Controller from 2008 to 2011 and as our Senior Vice President and Controller from 2004 to 2008. From 2003 to 2004, he served as our Vice President and Controller. Mr. Grassmyer was appointed our Controller in 2002.
J. Wesley Howard, Jr.	53	President, Lanier Clothes	Mr. Howard is President, Lanier Clothes (one of our operating groups) and has held that position since 2011. Since becoming President, Lanier Slates for Lanier Clothes in 1997, Mr. Howard has served in various capacities for our Lanier Clothes operating group, including as President, Special Programs from 2005 to 2010, as President, Brands and Special Programs during a portion of 2010 and as President, Sales and Merchandising during a portion of 2011.
Terry R. Pillow	60	CEO, Tommy Bahama Group	Mr. Pillow is CEO, Tommy Bahama Group (one of our operating groups), and has held that position since 2008. Prior to joining our company, from 2005 to 2006, Mr. Pillow served at Polo Ralph Lauren Corporation as President & Chief Executive Officer, Ralph Lauren Footwear.

In addition, the following individuals served as executive officers of our company during a portion of fiscal 2012: Mr. J. Hicks Lanier served as our Chief Executive Officer until his retirement in December 2012; and Mr. Panayiotis P. Philippou served as CEO, Ben Sherman Group (one of our operating groups) until his departure from our company in November 2012.

EXECUTIVE COMPENSATION

Introduction

In this section of the proxy statement, we provide information about our executive compensation program specifically as it relates to our "named executive officers," or NEOs. This information includes: (1) a Compensation Discussion and Analysis discussing, among other things, how and why our NC&G Committee (which we refer to in this section of the proxy statement as our "compensation committee") made its fiscal 2012 compensation decisions for our NEOs; (2) the compensation tables required by the SEC's rules and regulations; and (3) a summary of certain limited arrangements with applicable NEOs that provide for payments upon defined change of control events or upon termination of employment.

Based on the SEC's rules, we have determined that for fiscal 2012 (which was the 53-week period that commenced on January 29, 2012 and ended on February 2, 2013), our NEOs are as follows: (1) ***Mr. Thomas C. Chubb III***, our Chief Executive Officer and President; (2) ***Mr. J. Hicks Lanier***, our Chairman and retired Chief Executive Officer; (3) ***Mr. K. Scott Grassmyer***, our Senior Vice President—Finance, Chief Financial Officer and Controller; (4) ***Mr. Scott A. Beaumont***, CEO, Lilly Pulitzer Group; (5) ***Mr. Thomas E. Campbell***, our Senior Vice President—Law and Administration, General Counsel and Secretary; (6) ***Mr. Terry R. Pillow***, CEO, Tommy Bahama Group; and (7) ***Panayiotis P. Philippou***, the former CEO, Ben Sherman Group.

Because Mr. Beaumont and Mr. Campbell first became NEOs in fiscal 2012 and Mr. Philippou first became an NEO in fiscal 2011, in accordance with SEC rules and regulations, we have not included their compensation information for periods prior to when they became an NEO. In addition, compensation paid to Mr. Philippou was denominated in pounds sterling; in this proxy statement, except as otherwise indicated, for ease of reference (1) the compensation paid to Mr. Philippou during or in respect of fiscal 2012 has been restated to U.S. dollars based on an exchange rate of pounds sterling 1.00 = U.S. $1.59 and (2) the compensation paid to Mr. Philippou during or in respect of fiscal 2011 has been restated based on an exchange rate of pounds sterling 1.00 = U.S. $1.60. The exchange rates used to restate compensation paid to Mr. Philippou represent the average month-end exchange rate during the applicable fiscal year that was used for financial reporting purposes.

Compensation Discussion and Analysis

Executive Summary

We are a global apparel company. Our core business strategy is to develop and market compelling lifestyle brands that evoke a strong, emotional response from our target consumers. Our goal is to build consumer loyalty and sustainably grow the earnings power of our company. Consistent with our strategy, we design, source, market and distribute products that bear the trademarks of our company-owned lifestyle brands, including Tommy Bahama®, Lilly Pulitzer® and Ben Sherman®. We distribute our branded products through direct-to-consumer channels, which include our own retail stores and e-commerce sites, and through wholesale distribution channels, which include better department stores and specialty stores. To a lesser extent, we also design, source, market and distribute certain licensed and private label apparel products bearing brands owned by others.

Overall, we were pleased with our performance during fiscal 2012 and believe that the compensation and other actions affecting our NEOs were in keeping with our performance. Notably:

- We grew consolidated net sales to $855.5 million in fiscal 2012—up 13% from the prior year—on the strength of strong performances in our Tommy Bahama and Lilly Pulitzer operating groups;
- Our GAAP earnings per share increased in fiscal 2012 to $1.89, up from $1.77 in the prior year, even while we made substantial investments in our key Tommy Bahama and Lilly Pulitzer lifestyle brands and weathered worse-than-expected difficulties at Ben Sherman;
- Tommy Bahama exceeded the $500 million mark in sales for the first time, ending the year having generated $528.6 million—a 17% increase over the prior year; rolled out a significant international expansion effort during fiscal 2012 and, at year end, operated eight stores in the Asia-Pacific region; and opened its 100th U.S. store during fiscal 2012 and by year-end was operating 105 locations domestically;
- Lilly Pulitzer—our fastest growing operating group over the past two years—grew sales to $122.6 million in fiscal 2012 and posted its second consecutive year of 30% sales growth; and
- Our Lanier Clothes operating group, which designs and markets branded and private label tailored clothing under a variety of labels at a wide range of price points, achieved a solid operating margin of just over 10% on sales of $107.3 million.

Unlike our other three operating groups, our Ben Sherman Group performed poorly in fiscal 2012. Sales fell 10% to $81.9 million, while operating losses increased to $10.9 million. In November 2012, Mr. Philippou departed after serving as CEO, Ben Sherman Group for almost three years.

Summary of Significant Compensation Actions for Fiscal 2012.

Entering the year, we anticipated fiscal 2012 would be a year of significant investment in the long-term growth of our key lifestyle brands. This included capital and other expenditures related to (1) development of our Tommy Bahama Group's international infrastructure and the opening of retail Tommy Bahama locations in Asia, (2) Tommy Bahama's opening of a retail store and restaurant in New York City as well as other domestic retail store openings, (3) new retail store openings by our Lilly Pulitzer Group, and (4) a general increase in SG&A to support our growing Tommy Bahama and Lilly Pulitzer brands. In making compensation decisions, our compensation committee was mindful of the expense our company was incurring in fiscal 2012 in connection with these investments. Significant compensation activities during fiscal 2012 included the following:

- In March 2012, our compensation committee, at the request of our Chairman and then-CEO Mr. J. Hicks Lanier, decided not to increase Mr. Lanier's annual base salary of $500,000, which was recognized as being well below the base salary levels paid to similarly situated chief executives;
- In March 2012, our compensation committee approved increases in the base salaries of certain of our NEOs where it believed that performance (and in the case of Mr. Beaumont, the terms of his employment agreement) warranted the increase;
- In March 2012, our compensation committee approved for fiscal 2012 an annual cash incentive program under our Executive Performance Incentive Plan (which we refer to as the "EPIP") for our NEOs, with performance goals based exclusively on the financial performance of our company or the applicable operating group;
- In March 2012, our compensation committee also approved performance-based equity compensation awards for certain of our NEOs that were to be earned based solely on our company's financial performance during fiscal 2012 and further subject to a three-year, service-based vesting requirement;
- In November 2012, in connection with Mr. Philippou's departure, we entered into a compromise agreement with Mr. Philippou providing for our payment of approximately $330,000 in respect of a six month notice period under Mr. Philippou's employment contract and his covenants under the agreement, including his release of any claims against our company and reaffirmation of certain confidentiality, non-solicitation and non-competition restrictions;
- In December 2012, in anticipation of Mr. Chubb's promotion to CEO, our compensation committee reviewed Mr. Chubb's compensation and decided to increase his annual base salary to $725,000, taking into consideration, among other things, market data regarding CEO compensation and Mr. Chubb's salary history, job performance and experience; and
- In December 2012, our compensation committee considered the appropriateness of providing certain benefits to Mr. Lanier in connection with his retirement as our Chief Executive Officer. At Mr. Lanier's insistence, the compensation committee did not provide Mr. Lanier with any significant payment in respect of his retirement. The limited retirement benefits provided to Mr. Lanier are described below under "*—Written Arrangements.*"

Key Actions for Fiscal 2013. In making compensation decisions for fiscal 2013, our compensation committee took into consideration, among other things, Mr. Chubb's promotion to CEO, the increased responsibilities taken on by certain other NEOs, retention and succession planning, the company's investment plans and financial projections for fiscal 2013 (which is the 52-week period that commenced on February 3, 2013 and ends on February 1, 2014), as well as our compensation peer group, compensation market research, and best practices in compensation programs. In addition to approving a cash incentive program for all of our NEOs under the EPIP, similar to the program approved for fiscal 2012, significant compensation decisions that have been approved by our compensation committee in respect of fiscal 2013 included the following:

- Our compensation committee approved a performance-based equity compensation program, and related awards for certain of our NEOs, similar to the equity compensation program in place for fiscal 2012 (which includes a one-year performance period in respect of fiscal 2013 and an additional three-year service-based vesting period), utilizing earnings per share as a performance measure; and

- In early fiscal 2013, our compensation committee approved a special cash incentive compensation opportunity for Mr. Beaumont under our EPIP based on Lilly Pulitzer's cumulative profit before tax ("PBT") performance over a three-year performance period comprising fiscal years 2013, 2014 and 2015; at the end of the three-year performance period, Mr. Beaumont would be entitled to a one-time payout of $1 million at target PBT performance over the three-year period (with a prorated award between threshold and target performance and an increased award for exceeding target performance), with a target PBT goal which we consider to be robust.

Consideration of Last Year's Advisory Shareholder Vote on NEO Compensation

At our 2012 annual meeting of shareholders, we held an advisory vote seeking shareholder approval of a "say-on-pay" proposal approving our NEO compensation program. At the 2012 annual meeting, approximately 97% of the votes cast on our say-on-pay proposal were cast in support of our NEO compensation program, as described in our 2012 proxy statement. In light of the strong shareholder support on last year's say-on-pay proposal, our Board and compensation committee did not make any significant changes to our NEO compensation program for fiscal 2013.

Compensation Philosophy and Objectives

Our executive compensation programs are designed to:

- maintain a strong link between pay and performance for compensation paid to our executive officers;
- align our executive officers' interests with those of our shareholders by creating a strong focus on stock ownership; and
- ensure that we are able to attract and retain talented individuals who can deliver excellent business performance.

Consistent with these objectives, our NEO compensation practices incorporate the following in consideration of the long-term best interests of our shareholders:

- we tie a meaningful percentage of each NEO's potential cash and total compensation opportunities to performance of our company and/or our operating groups;
- our NEOs generally do not have employment contracts (except in limited circumstances, such as based on local custom or in the context of an acquisition, dictating that a written employment contract is appropriate);
- we do not have general severance arrangements with our NEOs (although Mr. Philippou's previous employment contract provided for severance in certain situations, and Mr. Beaumont has an employment contract providing for severance in certain situations);
- we do not provide our NEOs with tax gross-ups;
- our fiscal 2012 and fiscal 2013 performance-based equity compensation awards are subject to a "double-trigger" acceleration of vesting (i.e., a change of control of our company and a termination of employment by the individual with good reason or by us or our acquirer without cause);
- our fiscal 2012 and fiscal 2013 performance-based equity compensation awards are subject to a clawback provision in the event of certain material restatements of our financial statements;
- we do not pay dividends or dividend equivalents on performance-based equity compensation awards during the applicable performance period;
- we do not reprice underwater stock options, and repricing of options is prohibited under our Long-Term Stock Incentive Plan (which we refer to as the "LTIP") absent shareholder approval;
- we maintain (and recently enhanced) stock ownership guidelines for our executive officers, which our Chief Executive Officer, and all but one of our continuing NEOs, currently exceeds;
- we have a retention guideline, or holding period, on exercised stock options and vested restricted stock that applies to our executive officers, including our NEOs;
- we have an anti-hedging policy prohibiting our directors and executive officers from hedging the economic risk of ownership of our company's stock;

- our Board recently approved a formal anti-pledging restriction applicable to our directors and executive officers that is set forth in our Corporate Governance Guidelines; and
- we provide only modest perquisites, namely complimentary or discounted availability of our products, that serve the best interests of our business and are common practice in our industry.

Compensation Decision Process

Compensation Committee; Compensation Consultants. Pursuant to its charter, our compensation committee has the authority, with our company's funding, to retain or obtain the advice of a compensation consultant to assist in the evaluation of, among other things, chief executive officer and non-CEO executive officer compensation, provided, that it will retain such an advisor only after taking into consideration relevant factors relating to the advisor's independence from our management.

In February 2012, our compensation committee completed a project which comprehensively reviewed the compensation paid to our executive officers. The first phase of the project, which started in fiscal 2011, focused on benchmarking total compensation for the company's executive officers. The second phase of the project included updating the company's compensation peer group, conducting compensation market research, benchmarking best practices in compensation programs, and developing a new performance-based long-term incentive program. The compensation committee relied in part on work done by compensation consulting firm James F. Reda & Associates, or "Reda," which was engaged by the compensation committee in fiscal 2011 to provide program design, benchmarking and technical assistance, as well as work done by our Senior Vice President—Human Resources and other members of management.

The overall project provided a framework for compensation decisions in fiscal 2011 and fiscal 2012, and the information provided by Reda was utilized in developing the performance-based equity compensation programs approved by our compensation committee in fiscal 2012 and fiscal 2013. Neither Reda nor any other compensation consultant provided services during fiscal 2012.

Key Participant Roles. The following table summarizes the significant roles of the various key participants in the decision-making process with respect to NEO compensation, in particular for fiscal 2012 and fiscal 2013:

Participant	Roles
Board of Directors	• Reviews and approves changes in equity and cash incentive plans available to our NEOs (other than those generally available to employees of our company on a non-discriminatory basis), including submission of plans or plan amendments to our shareholders for approval as may be required • Appoints the members of our compensation committee
Compensation Committee	• Establishes and communicates the performance objectives for our Chief Executive Officer • Evaluates the performance of our Chief Executive Officer • Determines and approves the base salary and cash incentive award opportunities for our Chief Executive Officer • Reviews our Chief Executive Officer's performance evaluation and compensation recommendations for each of our other NEOs • Approves the base salary and cash incentive award opportunities for each of our other NEOs • Reviews and approves all equity compensation awards, including those to our NEOs • Oversees our company's risk profile that results from our compensation programs
Independent Compensation Consultant (*during fiscal 2011*)	• Reviewed compensation programs for our NEOs relative to market comparables • Provided recommendations on target cash and total compensation ranges for our NEOs for fiscal 2011 and on target equity compensation ranges for our NEOs for fiscal 2012 • Assisted with program design for equity compensation programs • Summarized market data on various aspects of executive compensation, including market trends and practices
Chairman of the Board	• Regularly attends our compensation committee meetings • Provides input on performance of our Chief Executive Officer
Executive Officers	
Chief Executive Officer	• Regularly attends our compensation committee meetings • Reviews performance of our other NEOs • Provides our compensation committee with base salary and target cash and equity incentive compensation recommendations for our other executive officers • Together with our Chief Financial Officer and other executive officers, recommends performance goals applicable to performance-based compensation
Senior Vice President—Finance, Chief Financial Officer and Controller	• Periodically attends our compensation committee meetings • Provides budget information and preliminary recommendations to our Chief Executive Officer and, ultimately, to our compensation committee on performance goals applicable to performance-based compensation • Provides and certifies financial information used in determining satisfaction of performance targets

Participant	Roles
Senior Vice President—Law and Administration, Secretary and General Counsel	• Regularly attends our compensation committee meetings • Prepares and provides agenda materials for our compensation committee meetings • Assists with a review of market data on executive officer compensation, including applicable ranges of base salary and total cash compensation paid to comparable executives at comparator companies • Assists with design and implementation of compensation programs • Updates and summarizes key legal and corporate governance developments relating to compensation practices
Senior Vice President—Human Resources	**• Regularly attends our compensation committee meetings** **• Prepares and provides agenda materials for our compensation committee meetings** **• Reviews and summarizes market data on executive officer compensation, including providing applicable ranges of base salary and total cash compensation paid to comparable executives at comparator companies** **• Assists with design and implementation of compensation programs** **• Makes preliminary recommendations on executive officer compensation ranges**

Market Data. We utilize market surveys to obtain a general understanding of compensation practices and trends, and in evaluating market comparisons of compensation paid to our NEOs, when making compensation recommendations and decisions for our NEOs. For fiscal 2012 compensation reviews, we utilized the applicable Kenexa Apparel and Footwear and Specialty Retail Industry Surveys; Mercer's Apparel and Retail Industry Surveys; and Towers Watson's General Industry Survey Reports on Executive Compensation.

In addition, our compensation committee reviews compensation data obtained from publicly available sources from comparator companies in order to do a "market check" to ensure that the compensation paid to our NEOs does not significantly deviate from the compensation paid to executive officers at those comparator companies. For fiscal 2012, for purposes of conducting its market check, our compensation committee reviewed compensation data from the following companies:

Ann Inc.
bebe stores, inc.
Carter's, Inc.
Chico's FAS Inc.
Columbia Sportswear Company
G-III Apparel Group, Ltd.
Guess?, Inc.
Kenneth Cole Productions, Inc.
lululemon athletica inc.
Maidenform Brands, Inc.
Perry Ellis International, Inc.
Quiksilver, Inc.
Steven Madden, Ltd.
The Talbots, Inc.
The Warnaco Group, Inc.
Urban Outfitters, Inc.

Elements of Executive Officer Compensation

Total compensation for our NEOs in recent years has consisted of the following components:

Compensation Component	Overview	Purpose
Base Salary	**Base salary provides a fixed amount of cash compensation to our NEOs.**	**Base salary provides a competitive level of guaranteed cash compensation that allows us to attract and retain qualified executives and to compensate them for performing basic job responsibilities.**

Compensation Component	Overview	Purpose
Short-Term/Annual Incentive Compensation	Cash incentive awards under the EPIP provide our NEOs with variable cash compensation opportunities based on company and/or operating group performance.	Cash incentive awards are used, among other things, to attract and retain qualified executives; align the compensation paid to our executive officers with our company's performance; motivate our executive officers to work to achieve and exceed specific company performance goals; and facilitate the treatment of elements of compensation as performance-based compensation under the Internal Revenue Code.
Performance-Based Equity Compensation	Performance-based equity incentive compensation awards, including service-based vesting requirements, may be provided to our NEOs under our LTIP.	Equity compensation further align the interests of our NEOs with those of our shareholders by encouraging retention, motivating our executive officers to work to achieve and exceed performance goals and rewarding increases in stock price.
Other Benefit Plan Participation Opportunities	Our NEOs based in the United States are generally eligible to participate in various health, life insurance, retirement, stock purchase and disability benefit plans we have established for our U.S.-based employees and/or executives.	These benefit plans are designed to attract and retain key employees by providing benefits competitive with those generally available.
Perquisites	From time to time, our NEOs receive discounts on merchandise purchased directly from our distribution centers or through our direct to consumer channels, as well as complimentary meals at our Tommy Bahama restaurants or allowances for apparel merchandise, and other minimal perquisites.	These perquisites are designed to attract and retain key employees by providing perquisites that are common practice within our industry.

In addition, Mr. Philippou, who was based in the U.K., was eligible during his tenure to participate in certain compensation programs and opportunities established for executives and other employees in our Ben Sherman Group, including a long-term cash retention plan.

Target Compensation Levels / Mix. Prior to fiscal 2009 (when Mr. Lanier requested that his base salary as CEO be reduced), our compensation committee targeted total cash compensation for Mr. Lanier at the median of the total cash compensation paid to similarly situated chief executives identified in the available market surveys. For our executive officers other than Mr. Lanier, in recent years we have targeted total cash compensation (base salary and cash incentive awards) at the median of total cash compensation relative to similar positions identified using industry and general market data. While we target total cash compensation at the median for these executive officers, in establishing specific base salary amounts and cash incentive award target amounts payable to any individual executive officer, our compensation committee takes into consideration other factors, such as the specific individual's prior performance and accomplishment of significant business strategies, an individual's prior employment experience and compensation history, other factors related to the scope or unique nature of the incumbent's job responsibilities, retention considerations, and geographic distinctions.

In approving the amount of long-term equity compensation paid to our executive officers, our compensation committee reviews market data to understand trends and general compensation practices (for example, typical vesting periods and/or types and values of equity grants). In approving our fisca 2012 performance-based equity compensation program, which is described under *"—Long-Term Equity Incentive Compensation—LTIP Awards for Fiscal 2012,"* our compensation committee also took into consideration market survey data on equity compensation ranges and recommendations made by the compensation consultant engaged by our compensation committee.

Our compensation committee reviews all components of the compensation payable to our executive officers, including base salaries, cash incentive awards, and long-term equity incentive compensation. In approving the total compensation paid to our NEOs, our compensation committee does not expressly allocate a specified percentage of total compensation to base salary, short-term incentive compensation and/or long-term equity compensation. However, our compensation committee considers the total cash compensation that would become payable to that officer in comparison to the total cash compensation ranges available to similarly situated executives at comparator companies and based on market surveys.

Compensation Mix. Our compensation committee generally increases target incentive award levels for an executive officer as such officer's responsibilities within our organization increase, thereby more heavily weighting the variable elements of compensation for our most senior executive officers who are more likely to have a strong and direct impact in achieving strategic and financial goals that are most likely to affect shareholder value. Our compensation committee believes that the best interests of our shareholders are served by subjecting a meaningful proportion of each of our NEOs' total compensation to the achievement of company and/or operating group performance that represents meaningful value to our company.

Base Salary

Our compensation committee utilizes base salaries to provide a fixed amount of compensation to our NEOs for the performance of their duties. Base salaries of our NEOs are reviewed on an annual basis. Our compensation committee determines the salary of our Chief Executive Officer and reviews and approves (with or without modification) our Chief Executive Officer's recommended salaries of all of our other executive officers.

Base Salaries for Fiscal 2012

Chief Executive Officer's Review and Base Salary. In March 2012, our compensation committee evaluated Mr. Lanier's performance during fiscal 2011. As part of its review, our compensation committee considered the company's performance and achievements during fiscal 2011, including:

- On a consolidated basis in fiscal 2011, net sales rose to $758.9 million, up 26% from the prior year, and operating income rose to $68.8 million, up 69% from the prior year.
- The company's stock price more than doubled during fiscal 2011.
- The company's largest business unit, Tommy Bahama Group, continued to perform well, with net sales rising to $452.2 million, up 13% from fiscal 2010, and operating income increasing to $64.2 million, up 26% from the prior year. In addition, much planning was done in fiscal 2011 in preparation for Tommy Bahama's international expansion effort, including team building, product development, distribution and logistics planning, legal and tax planning, and development of marketing strategies.
- Our newest business unit, Lilly Pulitzer Group, was integrated into the company and performed very well during its first full year as part of our company, with fiscal 2011 net sales of $94.5 million and operating income of $14.3 million.
- At Lanier Clothes during fiscal 2011, we successfully planned and navigated a leadership change, appointing a new president for Lanier Clothes when its former president retired, and the business continued to perform well.
- Although the company performed well overall, the company's Ben Sherman Group did not perform well during fiscal 2011, even taking into account the challenging retail environment Ben Sherman faced in the U.K.

In light of the company's overall success under Mr. Lanier's leadership during fiscal 2011, our compensation committee believed it would be appropriate to reinstate Mr. Lanier's base salary at a level commensurate with chief executives at comparator companies. Our compensation committee noted that the median base salary for chief executives, as reflected by relevant market survey data, was $869,000 per year and that our Chief Executive Officer's salary was at or around the lower end of base salaries paid to chief executives at the comparator companies. However, based on Mr. Lanier's request that his base salary not be increased, our compensation committee approved no change in Mr. Lanier's annual base salary of $500,000 for fiscal 2012.

Base Salaries for our Other NEOs. In recommending the base salaries of each of our other NEOs for fiscal 2012, Mr. Lanier evaluated the compensation paid to such officers in the context of the individual's job level, the salary range reflected in applicable survey data, the individual's responsibility within the organization as a whole and the individual's personal performance and contributions during fiscal 2011.

In particular, Mr. Lanier noted, among other things, Mr. Chubb's significant leadership responsibilities for the company, including his oversight responsibilities with respect to our Lanier Clothes Group, our Lilly Pulitzer Group, and our Ben Sherman Group, as well as his leadership responsibilities for our corporate services organization. Mr. Lanier also noted applicable survey data indicating Mr. Chubb's annual base salary of $550,000 was below the calculated market median of $608,000 for his position.

With respect to Mr. Grassmyer, Mr. Lanier noted (with input from Mr. Chubb) Mr. Grassmyer's leadership and contributions as the company's principal financial officer and his assumption of greater responsibilities during fiscal 2011.

Mr. Beaumont's annual base salary was established pursuant to an employment agreement at the time of the company's acquisition of the Lilly Pulitzer business during fiscal 2010. Pursuant to his employment agreement, Mr. Beaumont's annual base salary increased from $400,000 to $450,000 in January 2012.

With respect to Mr. Campbell, Mr. Lanier noted (with input from Mr. Chubb) Mr. Campbell's leadership and contributions as the company's general counsel and secretary and his assumption of greater responsibilities during fiscal 2011 with respect to oversight of certain administrative functions within the corporate services organization.

In making a recommendation to our compensation committee with respect to Mr. Pillow's base salary for fiscal 2012, Mr. Lanier noted the tremendous success of our Tommy Bahama Group during fiscal 2011, particularly in light of the challenging domestic retail environment.

With respect to Mr. Philippou, Mr. Lanier noted the disappointing financial results at Ben Sherman Group and the work that remained to be done there.

Following a review of the relevant market data with respect to each of these other NEOs and following consultation with our other NEOs, Mr. Lanier recommended, and our compensation committee approved, effective April 1, 2012, an increase in base salary payable to Mr. Chubb of 9.1% to $600,000; an increase in base salary payable to Mr. Pillow of 6.7% to $800,000; an increase in base salary payable to Mr. Grassmyer of 3.5% to $292,500; and an increase base salary payable to Mr. Campbell of 3.5% to $292,500. Mr. Lanier recommended that, since Mr. Beaumont's base salary had increased by $50,000 in January 2012 pursuant to the terms of his employment agreement, no further action was necessary at the time with respect to his base salary for fiscal 2012. With respect to Mr. Philippou, Mr. Lanier recommended no salary increase.

Mr. Chubb's Promotion. Mr. Chubb became our Chief Executive Officer effective on January 1, 2013. In December 2012, our compensation committee reviewed market data regarding CEO compensation at peer group companies and at other companies in the retail/apparel industry and general industry. The committee also considered Mr. Chubb's salary history, his job performance and experience, input from Mr. Lanier, and other factors, including the current compensation for other executive officers at our company. Based on this review, including the committee's consideration that the market median base salary for chief executives in similarly situated positions exceeded $900,000, as reflected by relevant market survey data, our compensation committee decided to increase Mr. Chubb's annual base salary to $725,000, effective January 1, 2013.

Short-Term Incentive Compensation

Our compensation committee utilizes cash incentive awards under the EPIP to provide our NEOs with variable cash compensation opportunities based on company and/or operating group performance.

Fiscal 2012 Incentives. For fiscal 2012, our compensation committee approved an annual cash incentive program for our NEOs (with the exception of Mr. Beaumont, the terms of whose employment are governed by his employment agreement). The program set target awards and performance goals based exclusively on the performance of our company or applicable operating group during fiscal 2012. The committee believed that closely linking the cash incentive award to the objective performance of our company and its operating groups was consistent with its goal to motivate our NEOs to achieve and exceed company specific goals that contribute to the inherent value of our organization. Our compensation committee retained "downward discretion" to reduce (but not to increase) the total cash incentive awards payable to any of our NEOs.

Consistent with the objective of motivating our NEOs to achieve and exceed performance goals, our compensation committee approved target and maximum award levels expressed as a percentage of each NEO's base salary for fiscal 2012, as follows:

Name	Incentive Awards (% of Base Salary)		
	At Threshold	At Target	At Maximum
Thomas C. Chubb III	0.0	60.0	90.0
J. Hicks Lanier	0.0	105.0	157.5
K. Scott Grassmyer	0.0	50.0	75.0
Scott A. Beaumont	n/a	n/a	n/a
Thomas E. Campbell	0.0	50.0	75.0
Terry R. Pillow	0.0	60.0	100.0
Panayiotis P. Philippou	0.0	50.0	75.0

For each NEO, the fiscal 2012 annual cash incentive program provided the same percentage of base salary opportunity at target and maximum as was provided to such individual in the fiscal 2011 annual cash incentive program.

For cash incentive awards that could become payable to Mr. Chubb, Mr. Lanier, Mr. Grassmyer and/or Mr. Campbell, our compensation committee approved individual performance measures based on profit before taxes, as adjusted for specifically identified non-recurring or unusual items (PBT), of our company and/or each of our operating groups. The total incentive award for each of these individuals was comprised of distinct performance measure components tied to each of our operating groups and/or our company as a whole. PBT is a performance measure which we believe drives shareholder value by focusing management on the profitability of our company and/or operating groups, taking into consideration the cost of the capital being deployed.

For cash incentive awards that could become payable to Mr. Pillow, the incentive award was based entirely on Tommy Bahama Group's satisfaction of applicable PBT targets. For cash incentive awards that could become payable to Mr. Philippou, the incentive award was based entirely on our Ben Sherman Group's satisfaction of applicable PBT targets. For each of these individuals, no incentive would be payable under the EPIP unless the applicable threshold performance measure for the applicable operating group was satisfied.

In establishing performance targets for cash incentive award opportunities for each of our NEOs for fiscal 2012, our compensation committee took into consideration our budgeted plans for the fiscal year. Consistent with the performance goals established by our compensation committee, in determining satisfaction of performance goals for fiscal 2012, PBT was adjusted to exclude certain non-recurring or unusual items, including the effect of LIFO and purchase accounting charges, the impact of our fiscal 2012 debt refinancing activities and the results and expenses relating to our Tommy Bahama expansion of direct-to-consumer and wholesale operations outside of North America. For purposes of the cash incentive award for Mr. Chubb, Mr. Lanier, Mr. Grassmyer and Mr. Campbell, the table below sets forth the applicable performance measure and proportion of the individual's total bonus opportunity allocated to each of our operating groups and our company as a whole; the threshold, target and maximum performance targets established by our compensation committee for each of our operating groups and our company as a whole; the actual performance of each of our operating groups and our company as a whole during fiscal 2012; and the determination of the total bonus award (expressed as a percentage of each individual's target bonus opportunity) earned by each of these executive officers:

Performance Measure(s) ($ in 000s)	Allocation of Cash Incentive Award	Performance Target			Actual Performance	Bonus Contribution
		Threshold	Target	Maximum		
PBT of total/consolidated company	15.0%	$53,910	$59,900	$65,890	$58,792	12.2%
PBT of Tommy Bahama Group	45.0%	$52,476	$58,307	$64,138	$62,740	62.1%
PBT of Lilly Pulitzer Group	15.0%	$12,500	$14,200	$15,900	$20,930	22.5%
PBT of Lanier Clothes Group	12.5%	$ 5,100	$ 7,500	$ 9,900	$ 7,921	13.6%
PBT of Ben Sherman Group	12.5%	$ -0-	$ 500	$ 1,000	<Threshold	0.0%
Total Bonus Award (as % of Target)						**110.4%**

Accordingly, each of Mr. Chubb, Mr. Lanier, Mr. Grassmyer and Mr. Campbell earned 110.4% of his target bonus opportunity. Mr. Chubb's award was 66.6% (or 60.0% * 1.110) of his base salary in effect as of April 2012 (or $397,440 in total); Mr. Grassmyer's cash incentive award for fiscal 2012 was 55.5% (or 50.0% * 1.110) of his base salary (or $161,460 in total); and Mr. Campbell's cash incentive award for fiscal 2012 was 55.5% (or 50.0% * 1.110) of his base salary (or $161,460 in total). For Mr. Lanier, who retired during fiscal 2012, the total award was $528,045, which reflects a proration of the award opportunity for the period of time he was employed during fiscal 2012.

For purposes of the cash incentive award to Mr. Pillow, our Tommy Bahama Group achieved PBT of $62,740,000, which was between the target and maximum performance levels. As a result, Mr. Pillow's award was 90.4% (interpolated on a straight-line basis relative to Mr. Pillow's potential award opportunity at target and maximum performance) of his base salary (or $723,202 in total).

Mr. Philippou was not entitled to, and did not receive, any cash incentive award under our EPIP for fiscal 2012, both because Ben Sherman's PBT performance was below threshold and also because he departed the company during the course of fiscal 2012.

Long-Term Equity Incentive Compensation

Our compensation committee utilizes stock-based incentive awards under the LTIP to incent our NEOs to remain with our company and further align the interests of our NEOs with those of our shareholders.

LTIP Awards for Fiscal 2012. Following a review of market practices with respect to equity compensation programs, in March 2012, our compensation committee approved a performance-based equity compensation program under the LTIP for the NEOs other than Mr. Lanier. At Mr. Lanier's request, and taking into consideration the potential likelihood of his retirement prior to the applicable vesting date, our compensation committee did not grant any equity awards to Mr. Lanier pursuant to this program. The awards to recipients provide the individuals the opportunity to earn restricted share units, or RSUs, contingent upon our achievement of certain operating income performance goals for the company as a whole during fiscal 2012. The RSUs earned by recipients are further subject to cliff vesting on March 31, 2016 and, if earned, will be settled in shares of our common stock.

The table below sets forth the threshold, target and maximum performance targets established by our compensation committee; the actual performance during fiscal 2012 (which, in accordance with the terms of the performance goals approved by our compensation committee, was adjusted to exclude the effect of certain non-recurring or unusual items, including LIFO and purchase accounting charges and the results and expenses relating to our Tommy Bahama expansion of direct-to-consumer and wholesale operations outside of North America); and the determination of the total equity award (expressed as a percentage of each individual's target opportunity) earned by each of these executive officers:

($ in 000s)	Performance Target			Actual	Percentage of Target RSUs
Performance Measure(s)	Threshold	Target	Maximum	Performance	Earned
Consolidated Operating Income of the Company (adjusted)	$81,900	$91,000	$100,100	$89,663	85.3

The table below sets forth the grants approved by our compensation committee for each participating NEO for the fiscal 2012 LTIP program, including (1) the number of RSUs that would be earned at the threshold, target and maximum performance levels and (2) the actual number of RSUs earned based on actual performance during fiscal 2012:

	2012 LTIP Awards (# of RSUs)			Actual # of RSUs Earned
Name	At Threshold	At Target	At Maximum	(85.3% of Target)
Thomas C. Chubb III	0.0	7,682	11,524	6,553
K. Scott Grassmyer	0.0	3,121	4,682	2,663
Scott A. Beaumont	0.0	4,802	7,203	4,097
Thomas E. Campbell	0.0	3,121	4,682	2,663
Terry R. Pillow	0.0	10,243	15,365	8,738
Panayiotis P. Philippou[1]	0.0	4,225	6,338	**Forfeited**

(1) Mr. Philippou's award pursuant to the fiscal 2012 LTIP program was forfeited upon his departure from our company in November 2012, which was prior to the actual grant of RSUs pursuant to the program.

The awards will generally be forfeited if the recipient is not continuously employed by us through the vesting date of March 31, 2016. Accelerated vesting of the award is limited to a "double trigger" scenario (i.e., a change of control of our company and a termination of employment by the individual with good reason or by us or our acquirer without cause). In addition, consistent with our compensation committee's review of best practices in compensation practices, amounts received or that may be received under this fiscal 2012 performance-based equity compensation program are subject to a clawback provision in the event of certain material restatements of our financial statements.

From the actual grant of earned RSUs in March 2013 through the applicable vesting date, our participating NEOs will be paid dividend equivalents in cash as and when we pay cash dividends on shares of our common stock.

Special Cash Incentive Compensation Opportunity for Mr. Beaumont

Due to the difficulties and challenges with establishing meaningful long-term financial performance goals for our company and our operating groups, our compensation committee has traditionally established and approved cash incentive compensation awards utilizing a one-year performance period tied to our fiscal years. In order to incent retention of Mr. Beaumont, who served as Chairman and Chief Executive Officer of Sugartown Worldwide, Inc. since co-founding the company in 1993 through our acquisition of Sugartown in December 2010 and has subsequently served as CEO, Lilly Pulitzer Group, our compensation committee, in early fiscal 2013, approved a special cash incentive compensation opportunity for Mr. Beaumont under our EPIP based on Lilly Pulitzer's cumulative PBT performance over a three-year performance period comprising fiscal years 2013, 2014 and 2015. At the end of the three-year performance period, Mr. Beaumont would be entitled to a one-time payout of $1 million at target PBT performance over the three-year period (with a prorated award between threshold and target performance and an increased award for exceeding target performance), with a target PBT goal which we consider to be robust. Our compensation committee believed such an opportunity was appropriate as an effective retention incentive that took into consideration the remaining duration of Mr. Beaumont's employment and earnout agreements (both of which were entered into in connection with our acquisition of Sugartown), including the terms and conditions and likelihood of receipt of monetary payments pursuant to those agreements.

Other Benefit Plans and Perquisites

Employee Stock Purchase Plan. We have a tax-qualified Employee Stock Purchase Plan, which we refer to as the "ESPP," generally available to all eligible employees based in the United States, including our NEOs other than Mr. Lanier, who was not permitted to participate because he owns more than 5% of our outstanding common stock. The ESPP allows participants to acquire shares of our common stock at a discounted price.

The ESPP consists of four purchase periods each calendar year. Pursuant to the ESPP, participants are allowed to make voluntary payroll deductions that accumulate in individual accounts beginning on the first day of each calendar quarter. At the end of each calendar quarter, the amount credited to each individual employee's account is applied to the purchase of our common stock at a price equal to 85% of the market price as of the close of business on the last day of the applicable calendar quarter. During fiscal 2012, Mr. Grassmyer, Mr. Beaumont and Mr. Campbell participated in the ESPP.

Retirement Savings Plan. During fiscal 2012, we provided retirement benefits to our eligible employees, including the NEOs, who are based in the United States and had achieved a minimum of one year of service under the terms of our tax-qualified retirement savings plan (which we also refer to as our "401(k) plan"). Our 401(k) plan is intended to promote retirement savings by providing employees with an opportunity to save in a tax-efficient manner. During calendar year 2012, we made matching contributions of 100% of the first 3% of a participant's compensation that is deferred, and matching contributions of 50% of the next 2% of a participant's compensation that was deferred.

Our company contributions under the 401(k) plan are subject to limitations prescribed by the Internal Revenue Code. Our company contributions to the 401(k) plan vest immediately. Our NEOs are permitted to make contributions to the plan solely from pre-tax compensation. Our NEOs participate in our 401(k) plan on the same terms as other "highly compensated employees" (determined under applicable Internal Revenue Service guidelines) of our company. During fiscal 2012, Messrs. Chubb, Lanier, Grassmyer, Beaumont and Campbell participated in our 401(k) plan. Company contributions for each NEO during fiscal 2012 under our 401(k) plan are included in the table below under "*—Compensation Tables—Summary Compensation Table for Fiscal 2012.*"

Non-Qualified Deferred Compensation Plan. We offer a Non-Qualified Deferred Compensation Plan, which we refer to as the "Deferred Compensation Plan," to certain highly compensated employees based in the United States, including eligible NEOs. Under the Deferred Compensation Plan, a participant may defer up to 50% of base salary and up to 100% of an annual performance-based cash incentive award. The NEOs participate in the Deferred Compensation Plan on the same terms as our other eligible, participating employees. During fiscal 2012, the following NEOs participated in the Deferred Compensation Plan: Mr. Chubb, Mr. Lanier, Mr. Grassmyer, Mr. Campbell and Mr. Pillow. Mr. Beaumont, as an employee of our Sugartown subsidiary, and Mr. Philippou, who was a U.K.-based employee, were not eligible to participate in the Deferred Compensation Plan.

All deferral elections are irrevocable except in the case of a hardship. In respect of calendar year 2012, we made a contribution to each participant's account of (1) 4% of the amount that a participant's compensation during the calendar year exceeded the 401(k) compensation limit for the calendar year (which for calendar year 2012 was $250,000), and (2) 4% of any compensation that is excluded from receiving a company match in the 401(k) plan due to participation in the Deferred Compensation Plan, provided in each case that the participant elects under the Deferred Compensation Plan to defer at least 1% of his or her base salary following enrollment in the Deferred Compensation Plan. Company contributions for each NEO during fiscal 2012 under our Deferred Compensation Plan are included in the table below under "*—Compensation Tables—Summary Compensation Table for Fiscal 2012*."

The Deferred Compensation Plan is intended to offer our highly compensated employees, including our eligible NEOs, a tax-efficient method for accumulating retirement savings, as well as to provide an opportunity for our executives to accumulate savings in a tax-efficient manner for significant expenses while continuing in service. The Deferred Compensation Plan constitutes an unfunded, non-qualified deferred compensation plan, and participants' account balances are subject to the claims of our company's creditors. In the event that our company becomes insolvent, participants in the Deferred Compensation Plan would be unsecured general creditors with respect to their account balances, which we believe further aligns the interests of our participating NEOs with the long-term interests of our shareholders.

In addition, starting with our fiscal 2012 performance-based equity incentive compensation program, our NEOs, as well as other employees eligible to participate in our Deferred Compensation Plan and receiving awards under the fiscal 2012 or fiscal 2013 performance-based equity incentive compensation program, were given the opportunity to defer the receipt of our common stock in respect of earned RSUs that may vest. None of our NEOs elected to defer the receipt of any of the RSUs granted to him in respect of our fiscal 2012 performance-based equity incentive compensation program.

Because none of our NEOs received above-market, fixed rates of return under the Deferred Compensation Plan, earnings under the plan are not included in the table below under "*—Compensation Tables—Summary Compensation Table for Fiscal 2012*." Earnings and related activity under the Deferred Compensation Plan by our NEOs during fiscal 2012 are described below under "*—Compensation Tables—Fiscal 2012 Non-Qualified Deferred Compensation*."

Executive Medical Insurance Plans. Certain key employees based in the United States, including Messrs. Chubb, Grassmyer and Campbell, and in the limited case of Mr. Lanier (as a former executive) pursuant to his retirement agreement (as described below under "*—Written Arrangements*"), are eligible to receive reimbursement of qualified medical expenses in an amount up to $100,000 per year with a limit of $10,000 per occurrence. Our executive medical insurance plan reimburses eligible executives for reasonable, medically necessary expenses that are not covered under a base medical plan. Our executive medical insurance also provides for a $100,000 accidental death and dismemberment benefit that will pay an eligible executive officer's beneficiary the lump sum amount in the event of death as a result of a covered accident. In addition, pursuant to the terms of Mr. Beaumont's employment agreement, we agreed to pay on Mr. Beaumont's behalf 100% of the health, dental, life and long-term disability insurance premiums for Mr. Beaumont and his dependents.

Company contributions for each NEO during fiscal 2012 under our executive medical insurance plans are included in the table below under "*—Compensation Tables—Summary Compensation Table for Fiscal 2012*."

Other Benefits. In addition to some of the other compensation policies discussed above, our NEOs are generally eligible to participate in and receive the same health, life insurance and disability benefits available to our employees generally, subject to distinctions in our plans that are applicable to employees of our subsidiaries and/or based on residency requirements.

Non-U.S. Employees. Mr. Philippou, who was based in the U.K., was eligible during his tenure to participate in certain distinct compensation programs and opportunities established for executives and other employees in our Ben Sherman Group, including a long-term cash retention plan, a personal pension scheme, a private medical insurance plan and an income protection scheme, as well as certain other health, life insurance and disability benefits available to our U.K. employees generally, and to receive a car allowance.

Merchandise Discounts. From time to time, our NEOs receive discounts on merchandise purchased directly from our distribution centers or through our direct to consumer channels, as well as complimentary meals at our Tommy Bahama restaurants. Certain of these discounts and benefits are offered to other designated employees from time to time. We offer these discounts and benefits because they represent common practice in our industry.

Written Arrangements

Subject to the effect of local labor laws, all of our employees, including our executive officers, are terminable at our discretion. From time to time, we have entered into written employment arrangements with certain of our employees, including certain of our executive officers. In addition, we have from time to time implemented discretionary separation programs that have provided for separation payments to departing employees.

Mr. Lanier's Retirement Agreement. In December 2012, our compensation committee considered the appropriateness of providing certain benefits to Mr. Lanier in connection with his retirement as our Chief Executive Officer. The committee ultimately approved the terms of a retirement agreement pursuant to which, following his retirement as our Chief Executive Officer, (1) Mr. Lanier would receive coverage for himself and his spouse under our existing executive medical plan through the end of Mr. Lanier's current term as a director, (2) Mr. Lanier would receive office space, parking and secretarial support for a certain period of time, and (3) Mr. Lanier would receive discounts on our company products on the same or substantially similar terms as those generally made available from time-to-time to our corporate officers.

Mr. Beaumont's Employment Contract. In connection with our acquisition of the Lilly Pulitzer brand and operations in December 2010, we entered into an employment agreement with Mr. Beaumont pursuant to which he serves as CEO, Lilly Pulitzer Group. The term of the agreement commenced on December 21, 2010 and, subject to earlier termination of Mr. Beaumont's employment pursuant to the agreement, continues through January 31, 2015.

Pursuant to his employment agreement, Mr. Beaumont is entitled to receive an annualized base salary of $450,000 starting January 1, 2012 and continuing through the end of the term and, in our company's discretion, to receive cash and/or equity bonus compensation following the first anniversary of his initial employment. In addition, pursuant to Mr. Beaumont's employment agreement, Mr. Beaumont is entitled to participate in the health, hospitalization, major medical, dental, life and long term disability insurance coverage consistent with plans generally provided to other senior executives of our Lilly Pulitzer Group and our company agreed to pay 100% of the health, dental, life and long term disability insurance premiums for Mr. Beaumont and his dependents.

If Mr. Beaumont's employment with our company is terminated by us without good cause or by Mr. Beaumont for good reason (as specified in his employment agreement) (1) between January 1, 2012 and January 31, 2014, Mr. Beaumont is entitled to receive severance pay equal to one year's base salary or (2) February 1, 2014 and January 31, 2015, Mr. Beaumont is entitled to receive severance pay equal to the base salary that he would otherwise have received through the conclusion of the term of his agreement. In addition, pursuant to Mr. Beaumont's employment agreement, he has agreed to certain customary non-competition and business and employee non-solicitation covenants customary in acquisition transactions that will survive until the earlier of January 31, 2015 or 12 months following the termination of his employment.

Mr. Philippou's Compromise Agreement. In connection with Mr. Philippou's departure from our company in November 2012, we entered into a compromise agreement with Mr. Philippou. Pursuant to the agreement: (1) we agreed to pay Mr. Philippou approximately £123,500 (or $196,365), less applicable tax and national insurance deductions, representing a one-time payment in lieu of the six month notice period pursuant to Mr. Philippou's prior employment contract with our Ben Sherman Group; (2) in consideration for Mr. Philippou's covenants under the agreement, we agreed to pay Mr. Philippou £85,500 (or $135,945), less applicable tax and national insurance deductions, as a separation payment; (3) we agreed to provide Mr. Philippou with private medical coverage through April 1, 2013; (4) we agreed to pay the legal fees incurred by Mr. Philippou in connection with the negotiation of the agreement (up to £2,000 (or $3,180) plus VAT); (5) Mr. Philippou provided a full release of claims (other than non-waivable claims and the right to enforce the compromise agreement) he may have against our company and affiliated persons, including Mr. Philippou's waiver of any rights with respect to cash awards and equity awards previously granted under our Ben Sherman cash retention plan and the LTIP, respectively, that were unvested or unearned as of the date Mr. Philippou's employment ended; and (6) Mr. Philippou reaffirmed the confidentiality, non-solicitation and non-competition restrictions under his prior employment contract with Ben Sherman, which survive his departure for specified durations.

Stock Ownership and Retention Guidelines; Anti-Pledging/Hedging Policy

Our Board has established stock ownership guidelines for our executive officers, including the NEOs, which our Board enhanced in March 2013. The ownership guidelines specify a target number of shares of our common stock that our executive officers are expected to accumulate and hold within five years of appointment to the applicable position set forth in the guidelines (which we refer to as the "executive's determination date"). The specific guidelines for each applicable individual are established based on the fair market value of our common stock (based on a 365-day trailing average for our common stock price as reported on the NYSE as of the executive's determination date) and the executive officer's base salary as of the executive's determination date.

Pursuant to these guidelines (which are treated as effective for each of our NEOs as of his or her applicable determination date), each of our executive officers is expected to own or acquire shares of our common stock having a fair market value of a multiple of his or her base salary as follows: Chief Executive Officer—4.0x; President—2.5x; Executive Vice Presidents—2.0x; and All Other Executive Officers—1.5x. As of April 19, 2013, each of our currently-employed NEOs other than Mr. Beaumont, who joined our company in December 2010, had satisfied the stock ownership guideline applicable to him.

Our Corporate Governance Guidelines also provide for a retention guideline, or holding period, of one year for stock acquired upon the exercise of options or lapse of restrictions on restricted stock (net of funds reasonably expected to be necessary to satisfy applicable taxes and/or pay the exercise price of stock options) that applies to our executive officers, including our NEOs.

Pursuant to our Corporate Governance Guidelines, as now in effect, and our insider trading policy, our directors and executive officers, including our NEOs, are prohibited from hedging the economic risk of ownership of our company's stock, including through the use of puts, calls, equity swaps or other derivative securities. In addition, in March 2013, our Board approved express restrictions set forth in our Corporate Governance Guidelines prohibiting our directors and executive officers from entering into any future pledge arrangements that use our company's stock as collateral for a loan or other purposes, and set forth our Board's expectation that any pre-existing arrangements would be unwound within three years.

Tax Deductibility Considerations

It is the responsibility of our compensation committee to address the issues raised by Section 162(m) of the Internal Revenue Code. Section 162(m) generally prohibits us from deducting the compensation of certain NEOs that exceeds $1,000,000 during any year. The limitation does not apply to compensation based on achievement of pre-established performance goals if certain requirements are met. Our EPIP is structured to permit awards to qualify as performance-based compensation to maximize the tax deductibility of such awards. As described in Proposal No. 2, we are asking our shareholders to reapprove the plan to ensure continued deductibility under Section 162(m). Our compensation committee, as much as possible, uses and intends to use performance-based compensation to limit the amount of compensation paid by us that would not be eligible for deductibility. However, our compensation committee believes that we must be able to attract, retain and reward the executive leadership necessary to develop and execute our strategic plans and that the loss of a tax deduction may be necessary and appropriate in some circumstances. Accordingly, our compensation committee may exercise its discretion to award compensation in excess of the Section 162(m) limits as it deems necessary or appropriate.

Compensation Tables

Summary Compensation Table for Fiscal 2012

The table below shows the compensation for our NEOs during each of fiscal 2012, fiscal 2011 and fiscal 2010:

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)[4]
Thomas C. Chubb III	2012	614,423	359,979	397,440	90,595	1,462,437
Chief Executive Officer and President	2011	550,000	—	420,750	84,290	1,055,040
	2010	540,770	—	432,300	46,520	1,019,590
J. Hicks Lanier	2012	473,077	—	528,045	84,901	1,086,023
Chairman and Former	2011	500,000	—	669,375	73,335	1,242,710
Chief Executive Officer	2010	500,000	—	750,250	38,672	1,288,922
K. Scott Grassmyer	2012	296,394	146,250	161,460	42,824	646,928
Senior Vice President-Finance,	2011	280,615	—	180,094	39,951	500,660
Chief Financial Officer and Controller	2010	271,115	—	175,245	43,426	489,786
Scott A. Beaumont CEO, Lilly Pulitzer Group	2012	450,000	225,022	—	19,019	694,041
Thomas E. Campbell Senior Vice President-Law and Administration, General Counsel and Secretary	2012	296,394	146,250	161,460	31,256	635,360
Terry R. Pillow	2012	790,387	479,987	723,202	97,484	2,091,059
CEO, Tommy Bahama Group	2011	750,000	—	750,000	89,435	1,589,435
	2010	750,000	—	750,000	66,132	1,566,132
Panayiotis P. Philippou[5]	2012	288,645	197,984[6]	—	402,496	889,125
Former CEO, Ben Sherman Group	2011	394,000	234,100[6]	—	78,917	707,017

(1) The values for stock awards in this column represent the grant date fair value of performance-based equity incentive compensation awards approved in fiscal 2012, as described above under "*—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation*," as well as RSU awards to Mr. Philippou in fiscal 2011, in each case computed in accordance with FASB ASC Topic 718; however, pursuant to SEC regulations, no reduction has been applied for estimated forfeitures. Information about the assumptions used to value these awards can be found under the captions "Stock-Based Compensation" and "Long-Term Stock Incentive Plan" in Notes 1 and 7, respectively, in our Fiscal 2012 Annual Report on Form 10-K.

(2) Amounts reported under "Non-Equity Incentive Plan Compensation" reflect cash incentive awards earned by each of our NEOs in respect of company and/or operating group performance during the applicable fiscal year under our EPIP, as described above under "*—Compensation Discussion and Analysis—Short-Term Incentive Compensation*."

(3) Amounts reported under "All Other Compensation" for fiscal 2012 reflect the following amounts paid by us during fiscal 2012:

Name	Company Paid Life Insurance ($)	Executive Health Insurance ($)	Permanent Disability Insurance ($)	Company Contributions to Defined Contribution Plans ($)	Company Contributions to Non-Qualified Deferred Compensation Plan ($)	Car Allowance ($)	Termination Payment ($)	Accrued Vacation Payout ($)	Dividends on Unvested Stock Awards ($)
Thomas C. Chubb III	900	17,923	—	11,481	30,292	—	—	—	30,000
J. Hicks Lanier[a]	8,652	22,543	—	9,238	36,775	—	—	7,692	—
K. Scott Grassmyer	—	11,552	—	10,476	8,796	—	—	—	12,000
Scott A. Beaumont	—	8,963	—	10,056	—	—	—	—	—
Thomas E. Campbell	—	—	—	10,460	8,796	—	—	—	12,000
Terry R. Pillow	1,032	—	—	—	51,452	—	—	—	45,000
Panayiotis P. Philippou	—	1,902	2,234	54,023	—	12,027	332,310	—	—

(a) Amounts set forth for Mr. Lanier under "Executive Health Insurance" include coverage for Mr. Lanier and his spouse under our executive medical plan following his retirement in December 2012, in accordance with the terms of Mr. Lanier's retirement agreement. The value attributable to office space, parking and secretarial support provided to Mr. Lanier pursuant to the terms of his retirement agreement have been excluded, as such benefits are integrally and directly related to Mr. Lanier's service as the Chairman of our Board.

In addition, our NEOs, from time to time, receive discounts on merchandise purchased directly from our distribution centers or through our direct to consumer channels and may, from time to time, receive complimentary meals at our Tommy Bahama restaurants or allowances for apparel merchandise. We do not believe that the aggregate incremental cost to us of these discounts and benefits exceeds $10,000 for any of our NEOs and are excluded from this "Summary Compensation Table for Fiscal 2012."

(4) Compensation for fiscal 2012 may not be directly comparable to compensation paid in respect of fiscal 2011 and fiscal 2010, as amounts paid in respect of "Salary" and "All Other Compensation" represent amounts paid during the 53-week fiscal 2012 period compared to 52-week fiscal 2011 and fiscal 2010 periods.

(5) Compensation paid to Mr. Philippou is denominated in pounds sterling; the compensation paid to Mr. Philippou has been restated to U.S. dollars based on an exchange rate of (1) pounds sterling 1.00 = U.S. $1.59 during or in respect of fiscal 2012 and (2) pounds sterling 1.00 = U.S. $1.60 during or in

respect of fiscal 2011. The exchange rates used to restate compensation paid to Mr. Philippou represent the average month-end exchange rate during the applicable fiscal year that was used for financial reporting purposes

(6) The stock awards made to Mr. Philippou during fiscal 2012 and fiscal 2011 were forfeited as a result of the termination of his employment.

Grants of Plan-Based Awards in Fiscal 2012

The following table presents information for fiscal 2012 regarding possible cash awards that could have been earned for fiscal 2012 performance under our EPIP and equity awards granted under our LTIP:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Grant Date Fair Value of Stock Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Thomas C. Chubb III	—	0	360,000	540,000	—	—	—	—
	3/19/12	—	—	—	0	7,682	11,524	359,979
J. Hicks Lanier	—	0	525,000	787,500	—	—	—	—
K. Scott Grassmyer	—	0	146,250	219,375	—	—	—	—
	3/19/12	—	—	—	0	3,121	4,682	146,250
Scott A. Beaumont	3/19/12	—	—	—	0	4,802	7,203	225,022
Thomas E. Campbell	—	0	146,250	219,375	—	—	—	—
	3/19/12	—	—	—	0	3,121	4,682	146,250
Terry R. Pillow	—	0	480,000	800,000	—	—	—	—
	3/19/12	—	—	—	0	10,243	15,365	479,987
Panayiotis P. Philippou[4]	—	0	196,763	295,144	—	—	—	—
	3/19/12	—	—	—	0	4,225	6,338	197,984

(1) Amounts set forth under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" reflect potential cash incentive awards in respect of company and/or operating group performance during fiscal 2012 under the EPIP, which is described above under *"—Compensation Discussion and Analysis—Short-Term Incentive Compensation."*

(2) The number of shares set forth under "Estimated Future Payouts Under Equity Incentive Plan Awards" reflect potential RSUs in respect of our performance during fiscal 2012 under the LTIP, which is described above under *"—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation."* Following fiscal 2012, our compensation committee determined that each of our continuing NEOs earned 85.3% of the target number of RSUs. The RSUs vest on March 31, 2016 and are generally settled in shares of our common stock.

(3) The values for stock awards in this column, computed in accordance with FASB ASC Topic 718, represent the grant date fair value of the RSUs that may be earned at target performance; however, pursuant to SEC regulations, no reduction has been applied for estimated forfeitures.

(4) As a result of the termination of his employment, Mr. Philippou forfeited his rights with respect to the non-equity incentive plan awards and equity incentive plan awards set forth above.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table provides information with respect to unexercised stock options and unvested restricted stock held by our NEOs as of February 2, 2013. All of the outstanding stock options held by our NEOs as of February 2, 2013 are exercisable.

	Option Awards			Stock Awards[1]	
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
Thomas C. Chubb III	13,000	26.4375	8/18/13	—	—
	—	—	—	50,000[3]	2,480,500
K. Scott Grassmyer	—	—	—	20,000[3]	992,200
Scott A. Beaumont	—	—	—	—	—
Thomas E. Campbell	—	—	—	20,000[3]	992,200
Terry R. Pillow	—	—	—	75,000[3]	3,720,750

(1) Excludes RSUs granted in March 2013 pursuant to our fiscal 2012 performance-based equity compensation program.

(2) The market value of stock awards reported is computed by multiplying the number of shares of stock that have not vested by $49.61, the per-share closing price of our common stock on February 2, 2013.

(3) The restricted shares vested on April 30, 2013.

Option Exercises and Stock Vested During Fiscal 2012

The following table provides information concerning exercises of stock options by our NEOs during fiscal 2012. The table reports the number of securities for which the options were exercised and the aggregate dollar value realized upon the exercise of options.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]
Thomas C. Chubb III	10,000	325,750
J. Hicks Lanier	13,000	287,203
K. Scott Grassmyer	5,000	107,413

(1) The dollar amount is determined by multiplying (x) the number of shares of our common stock to which the exercise of the option related by (y) the difference between the per-share closing price of our common stock on the date of exercise and the exercise price per share of the options.

There was no vesting of stock for any of our NEOs during fiscal 2012.

Fiscal 2012 Non-Qualified Deferred Compensation

The following table shows the activity under our Deferred Compensation Plan for each of our NEOs during fiscal 2012.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4][5]
Thomas C. Chubb III	13,058	30,292	4,647	—	130,101
J. Hicks Lanier	4,808	36,775	374,240	—	3,255,485
K. Scott Grassmyer	20,915	8,796	18,051	(5,564)	152,174
Thomas E. Campbell	119,105	8,796	29,844	(38,167)	386,664
Terry R. Pillow	7,904	51,452	(672)	—	219,455

(1) The amounts reported in this column are also included in the "Salary" column or the "Non-Equity Incentive Plan Compensation" column for fiscal 2012 in the Summary Compensation Table above.

(2) The amounts reported in this column are also included in the "All Other Compensation" column for fiscal 2012 in the Summary Compensation Table above.

(3) Represent in-service distributions received in accordance with the terms of our Deferred Compensation Plan.

(4) Reflects balances as of February 2, 2013.

(5) The amounts reported in this column include amounts that are also reported as salary, non-equity incentive plan awards or all other compensation in the Summary Compensation Table above in fiscal 2012 and in prior years as follows:

Name	Amount Included in Both Non-Qualified Deferred Compensation Table and Summary Compensation Table ($)	Amount Included in Both Non-Qualified Deferred Compensation Table and Previously Reported in Prior Years' Summary Compensation Table ($)	Total Amounts Included in Both Non-Qualified Deferred Compensation Table and Current Year or Prior Years' Summary Compensation Table ($)
Thomas C. Chubb III	43,350	173,027	216,377
J. Hicks Lanier	41,583	2,287,157	2,328,740
K. Scott Grassmyer	29,711	41,304	71,015
Thomas E. Campbell	127,901	—	127,901
Terry R. Pillow	59,366	161,673	221,039

Under the Deferred Compensation Plan, participants may elect to have contributions during a given calendar year distributed as either:

- in-service distributions starting at least two years following the year of the applicable contributions in a single sum or in annual installment payments over a period of up to five years; or
- following a deemed retirement (which occurs when a participant reaches age 55 with at least five years of service) generally in a single sum or in annual installment payments over a period of up to 15 years.

Distribution of account balances in a single sum is automatically made on termination for reasons other than a deemed retirement. Participants elect to invest their account balances among a variety of investment options in an array of asset classes, and earnings are based on the equivalent returns from the elected investment options. Accounts are 100% vested at all times.

Mr. Beaumont, as an employee of our Sugartown Worldwide subsidiary, and Mr. Philippou, who was a U.K.-based employee, were not eligible to participate in the Deferred Compensation Plan.

Potential Payments on Termination or Change of Control

For the amounts we have paid or have agreed to pay to Mr. Lanier and Mr. Philippou in connection with their respective departures from our company, see "*—Compensation Discussion and Analysis—Written Arrangements.*"

LTIP Restricted Stock Grants and Restricted Share Unit Awards

Fiscal 2009 Awards. In June 2009, our compensation committee approved certain restricted stock grants to our NEOs that provide for an acceleration of vesting in the event of a change of control of our company. The following table summarizes the value of the restricted stock grants under the LTIP that would be realized by each NEO if a change of control of our company had occurred on February 2, 2013 (which was the last day of fiscal 2012):

Name	Number of Shares That Would Vest upon a Change of Control (#)[1]	Value Realized on Vesting Following a Change of Control ($)[2]
Thomas C. Chubb III	50,000	2,480,500
K. Scott Grassmyer	20,000	992,200
Scott A. Beaumont	—	—
Thomas E. Campbell	20,000	992,200
Terry R. Pillow	75,000	3,720,750

(1) The restricted stock grants vested on April 30, 2013.

(2) The value of the stock awards realized upon vesting following a change of control is computed by multiplying the reported number of shares of stock by $49.61, the per-share closing market price of our common stock on February 2, 2013.

Fiscal 2012 Performance-Based Equity Incentive Compensation Program. The fiscal 2012 performance-based equity compensation program, as described under *"—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation"* above, provides for a "double trigger"—requiring a change of control of our company and a termination of the individual's employment either by the individual for good reason or us or our acquirer without cause (which we refer to as a "change of control termination")—acceleration of vesting. Pursuant to the terms of the program, if a change of control termination takes place where the change of control had occurred prior to the end of fiscal 2012, the individual recipients would have been entitled to receive the greater of the number of shares of our common stock attributable to the recipient's target number of RSUs pursuant to the program or the actual number of RSUs certified by our compensation committee as having been earned. If a change of control termination takes place where the change of control occurs after the end of fiscal 2012, the individual recipients would be entitled to receive the number of shares of our common stock attributable to the actual number of RSUs earned based on our company's performance during fiscal 2012.

The following table summarizes the value of the shares of our common stock that would be realized by each NEO if a change of control termination had occurred on February 2, 2013 (which for this purpose assumes that the change of control of our company occurred prior to the end of fiscal 2012):

Name	Number of RSUs That Would Vest upon a Change of Control Termination (#)	Value Realized on Vesting Following a Change of Control Termination ($)[1]
Thomas C. Chubb III	7,682	381,104
K. Scott Grassmyer	3,121	154,833
Scott A. Beaumont	4,802	238,227
Thomas E. Campbell	3,121	154,833
Terry R. Pillow	10,243	508,155

(1) The value of the common stock realized upon a change of control termination is computed by multiplying the target number of RSUs that would be received by the individual by $49.61, the per-share closing market price of our common stock on February 2, 2013. Based on our operating income results for fiscal 2012, 85.3% of the number of RSUs that could have been earned at target were awarded to individual NEOs.

Other Potential Post-Employment Payments

Mr. Beaumont's Employment Agreement. As described under *"—Compensation Discussion and Analysis—Written Arrangements"* above, if Mr. Beaumont's employment with our company is terminated by us without good cause or by Mr. Beaumont for good reason (as specified in his employment agreement) between January 1, 2012 and January 31, 2014, Mr. Beaumont is entitled to receive severance pay equal to one year's base salary. If Mr. Beaumont's employment was terminated by us without good cause or by Mr. Beaumont for good reason on February 2, 2013, Mr. Beaumont would have been entitled to receive a severance payment of $450,000.

Stock Options. All of the outstanding stock options held by our NEOs as of February 2, 2013, as set forth in the table *"—Compensation Tables—Outstanding Equity Awards at Fiscal 2012 Year-End"* above, were granted under our 1997 Stock Option Plan, and all of the options have vested. The outstanding stock options, in accordance with the terms of the relevant option plans, provide that the options are not exercisable after employment ends (other than for death or disability). The option holder's estate may exercise the option upon the holder's death for a period of one year. Similarly, the option holder may exercise the option upon termination due to disability for a period of three months following termination of employment.

Executive Medical Insurance Plan; Other Benefit and Welfare Plans. Upon termination of employment, our NEOs are ineligible to continue participation under the Executive Medical Plan and our other benefit and welfare plans (subject to rights to participate in continuation coverage).

General. We did not have any other arrangement, policy or plan that would provide payments or benefits to any of our NEOs as a result of a termination of any kind, including following a change of control, other than benefits payable to salaried employees of our company on a non-discriminatory basis.

NOMINATING, COMPENSATION & GOVERNANCE COMMITTEE REPORT

In fulfilling its responsibilities, the Nominating, Compensation & Governance Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis. Based on such review and discussions, the Nominating, Compensation & Governance Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Fiscal 2012 Annual Report on Form 10-K.

Respectfully submitted,

Clarence H. Smith, Chairman
Dennis M. Love
Helen B. Weeks

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Dennis M. Love, Clarence H. Smith and Helen B. Weeks served on our NC&G Committee during fiscal 2012. None of them are current officers or employees of our company or any subsidiary, none of them are former officers of our company or any subsidiary and none of them have any other relationship requiring disclosure by us under any paragraph of Item 404 of Regulation S-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board reviews all transactions of which it is made aware that are disclosable under Item 404(a) of Regulation S-K. To help identify these related party transactions, each director and executive officer annually completes a questionnaire that requires the disclosure of any transaction or relationship that the individual, or any member of his or her immediate family, has or will have with our company. Our Legal Department, with the assistance of other members of senior management, also reviews our contemplated transactions to determine if one of our directors or executive officers, or a company with which one of our directors or executive officers is affiliated, proposes to engage in a transaction that our Board should review.

Our Board will only approve those related party transactions that are in, or not inconsistent with, the best interests of our company and our shareholders. In determining whether to approve or reject a related party transaction, our Board considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to our company. Consistent with our process for reviewing related party transactions, our Board reviewed and approved each of the agreements described below.

SunTrust; Mr. Wood

SunTrust is one of our principal shareholders, with the ability to direct the voting or disposition of approximately 5% of our outstanding common stock. Mr. E. Jenner Wood III, one of our directors, is Chairman, President and CEO of SunTrust Bank, Atlanta / Georgia Division. An affiliate of SunTrust acted as lead arranger and bookrunner in connection with our fiscal 2012 amendment and restatement of our $235 million syndicated, revolving credit facility, and certain other subsidiaries of SunTrust act as agent and lender and provide other services under this facility. The loan was made in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectibility or present other unfavorable features. Our aggregate payments to SunTrust were less than $1.5 million during fiscal 2012, with approximately half of the payments related to the upfront fees associated with our closing of the credit facility, and these payments did not exceed 1% of our gross revenues during fiscal 2012 or 1% of SunTrust's gross revenues during its fiscal year ended December 31, 2012. Additional information relating to SunTrust's relationship with our company can be found under the caption "Related Party Transactions" in Note 11 in our Fiscal 2012 Annual Report on Form 10-K.

Earnout Agreement; Mr. Beaumont

In connection with our acquisition of Sugartown Worldwide, Inc. in December 2010, we entered into an earnout agreement pursuant to which the beneficial owners of the capital stock of Sugartown prior to the acquisition would be entitled to earn up to $20 million in cash, in the aggregate, over the four years following the closing of the acquisition based on our Lilly Pulitzer Group's achievement of certain performance targets. Mr. Scott A. Beaumont, one of our executive officers who was appointed CEO, Lilly Pulitzer Group, in connection with our acquisition of Sugartown, together with various trusts for the benefit of certain of his family members, held a 50% ownership interest in the capital stock of Sugartown prior to the acquisition. During the second quarter of fiscal 2012, we paid the maximum $2.5 million in earnout payments in respect of the Lilly Pulitzer Group's operating results for fiscal 2011, and during the fourth quarter of fiscal 2012, taking into consideration the earnings of the Lilly Pulitzer Group's operations through that time period, we amended the earnout agreement to provide for our early payment of the maximum $2.5 million earnout payment, less a discount, in respect of fiscal 2012. This amendment did not change the earnings targets or other terms of the earnout agreement.

AUDIT-RELATED MATTERS

Report of the Audit Committee

The Audit Committee, which operates under a written charter adopted by the Board of Directors of Oxford Industries, Inc., is composed of independent directors and oversees, on behalf of the Board of Directors, the Company's financial reporting process and system of internal control over financial reporting.

In fulfilling its responsibilities, the Audit Committee has:

- reviewed and discussed with management the audited financial statements included in the Company's Fiscal 2012 Annual Report on Form 10-K;
- discussed with Ernst & Young LLP, the Company's independent registered public accounting firm, the matters required to be discussed under Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
- received from Ernst & Young LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, considered whether the independent auditors' provision of other non-audit services to the Company is compatible with the auditors' independence and discussed with Ernst & Young LLP its independence; and

- based on the reviews and discussions referred to above, recommended to the Board that the audited financial statements be included in the Company's Fiscal 2012 Annual Report on Form 10-K.

Respectfully Submitted,

George C. Guynn, Chairman
John R. Holder
Clyde C. Tuggle

Fees Paid to Independent Registered Public Accounting Firm

The following table summarizes certain fees that we paid during each of fiscal 2012 and fiscal 2011 to Ernst & Young LLP, our independent registered public accounting firm, for professional services:

Fee Category	Fiscal 2012 ($)	Fiscal 2011 ($)
Audit fees	1,253,773	1,093,320
Audit-related fees	17,977	13,208
Tax fees	58,460	59,803
All other fees	—	—
Total fees	1,330,210	1,166,331

Audit Fees. "Audit fees" are fees for the audit of our financial statements, reviews of our quarterly financial statements included in Forms 10-Q filed with the SEC and services provided in connection with statutory and regulatory filings and reviews of SEC comment letters.

Audit-Related Fees. "Audit-related fees" are fees for audit-related services such as services related to potential business acquisitions and dispositions, assistance with implementation of recently adopted rules and regulations, compliance with rules and regulations applicable to accounting matters and audits performed pursuant to certain royalty and lease agreements.

Tax Fees. "Tax fees" are fees for tax compliance, planning and advisory services.

The Audit Committee considered the effects that the provision of the services described above under the subheadings *"Audit-related fees"* and *"Tax fees"* may have on the auditors' independence and has determined that such independence has been maintained.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Our Audit Committee has adopted a policy for the pre-approval of services provided by our independent registered public accounting firm. Unless a service to be provided by our independent registered public accounting firm has received general pre-approval under the policy, it requires specific pre-approval by our Audit Committee or the chair of our Audit Committee before the commencement of the service. The pre-approval policy is detailed as to the particular services to be provided, and our Audit Committee is to be informed about each service provided.

Specific pre-approval is required for significant recurring annual engagements, such as engagements for the required annual audit and quarterly reviews (including the audit of internal control over financial reporting) and statutory or employee benefit plan audits. Any individual engagement with an estimated cost of more than $75,000 must be specifically pre-approved before the commencement of the engagement by our Audit Committee or by the chair of our Audit Committee, even if the service in question has received general pre-approval. In addition, further Audit Committee pre-approval is required if the aggregate fees for such engagements would exceed $200,000. As appropriate, at each Audit Committee meeting, the entire Audit Committee reviews services performed since the prior meeting pursuant to the general pre-approvals granted under the policy, as well as services, if any, pre-approved by the chair of our Audit Committee.

The nature and dollar value of services performed under the general pre-approval guidelines are reviewed with our Audit Committee on at least an annual basis. All of the fees detailed above paid to Ernst & Young LLP for fiscal 2012 and fiscal 2011 were pre-approved by our Audit Committee.

COMMON STOCK OWNERSHIP BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The table below sets forth certain information, as of May 1, 2013 (except as noted), regarding the beneficial ownership of shares of our common stock by:

- owners of 5% or more of our common stock;
- our directors;
- the director nominee;
- our NEOs; and
- our directors and executive officers as a group.

Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of our common stock shown as being beneficially owned by them. Unless otherwise indicated, the address for each shareholder on this table is c/o Oxford Industries, Inc., 999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309.

Name	Beneficial Ownership of Common Stock	
	Number of Shares[1]	Percent of Class[1]
FMR LLC	1,287,506[a]	7.86
Kornitzer Capital Management, Inc.	1,282,009[b]	7.82
BlackRock, Inc.	1,037,980[c]	6.33
SunTrust Banks, Inc.	877,660[d]	5.36
Scott A. Beaumont	984	*
Thomas E. Campbell	24,751	*
Thomas C. Chubb III	75,769[e]	*
Thomas C. Gallagher	5,270	*
K. Scott Grassmyer	30,560	*
George C. Guynn	8,438	*
John R. Holder	12,609	*
J. Hicks Lanier	1,573,159[f]	9.60
J. Reese Lanier	225,581[g]	1.38
Dennis M. Love	11,441	*
Terry R. Pillow	89,420	*
Clarence H. Smith	9,817	*
Clyde C. Tuggle	1,894	*
Helen B. Weeks	5,485	*
E. Jenner Wood III	10,417	*
All directors and executive officers as a group (15 persons)	2,088,147	12.73

* Less than 1%

(1) Calculations based on an aggregate of 16,387,226 shares of our common stock outstanding as of the close of business on May 1, 2013. The number of shares and percentage of the class beneficially owned for each shareholder assume the issuance of all shares attributable to outstanding options held by such shareholder that may be exercised within 60 days of May 1, 2013 but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares and percentage of the class beneficially owned by all directors and executive officers as a group assume the issuance of all shares attributable to outstanding options held by such directors and executive officers that may be exercised within 60 days of May 1, 2013.

(a) The shares reported are held by FMR LLC ("FMR") in its capacity as a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934, as amended (which we refer to in this proxy statement as the "Exchange Act"). As reported by FMR, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported shares. FMR reported sole voting power over 91,428 of the reported shares and sole dispositive power over all of the reported shares. As reported by FMR, the interest of one person, Fidelity Capital Appreciation Fund, an investment company registered under the Investment Company Act of 1940, amounted to 964,623 of the reported shares. The address for FMR is 82 Devonshire Street, Boston, MA 02109. This information was as of December 31, 2012 and was obtained from a Schedule 13G/A filed on February 14, 2013.

(b) The shares reported are held by Kornitzer Capital Management, Inc. ("KCM") in its capacity as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act. As reported by KCM, KCM is an investment adviser with respect to the reported shares for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the reported shares. KCM reported sole dispositive power over 1,218,791 of the reported shares, shared dispositive power over the remaining reported shares, and sole voting power over all of the reported shares. The address for KCM is 5420 West 61st Place, Shawnee Mission, KS 66205. This information was as of December 31, 2012 and was obtained from a Schedule 13G/A filed on January 24, 2013.

(c) The shares reported are held by BlackRock, Inc. ("BlackRock") in its capacity as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act. As reported by BlackRock, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported shares. BlackRock reported sole voting and dispositive power over all of the reported shares. The address for BlackRock is 40 East 52nd Street, New York, NY 10022. This information was as of December 30, 2012 and was obtained from a Schedule 13G/A filed on February 5, 2013.

(d) As reported by SunTrust Banks, Inc., these shares may be held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities and include (1) 672,710 shares with respect to which it has sole voting power, (2) 19,400 shares with respect to which it has shared voting power, (3) 100,860 shares with respect to which it has sole dispositive power, and (4) 623,800 shares with respect to which it has shared dispositive power. SunTrust Banks, Inc. and such subsidiaries disclaim beneficial interest in any of the shares reported. The address for SunTrust Banks, Inc. is 303 Peachtree Street, Suite 1500, Atlanta, GA 30308. This information was as of December 31, 2012 and was obtained from a Schedule 13G filed on February 7, 2013.

(e) Includes 13,000 shares issuable pursuant to outstanding stock options that may be exercised within 60 days of May 1, 2013.

(f) Consists of 432,135 shares held individually by Mr. J. Hicks Lanier, 581,600 shares held in various trusts, 492,477 shares held by a charitable foundation of which Mr. Lanier is a trustee and 66,947 shares held by Mr. Lanier's wife. Of the total number of shares, 432,031 shares held by Mr. Lanier are pledged as security pursuant to a pre-existing arrangement. In March 2013, our Board approved express restrictions set forth in our Corporate Governance Guidelines prohibiting our directors and executive officers from entering into any future pledge arrangements that use our company's stock as collateral for a loan or other purposes, and set forth our Board's expectation that any pre-existing arrangements would be unwound within three years. Mr. Lanier disclaims beneficial ownership of the 581,600 reported shares held in trusts and the 492,477 reported shares held by the charitable foundation of which Mr. Lanier is a trustee.

(g) Consists of 127,182 shares held individually by Mr. J. Reese Lanier, 61,899 shares held by a charitable foundation of which Mr. Lanier is a trustee, 36,000 shares held in a charitable remainder trust of which Mr. Lanier acts as trustee, and 500 shares held by Mr. Lanier's wife. Mr. Lanier disclaims beneficial ownership of the reported shares held by the charitable foundation and by his wife, and except to the extent of his pecuniary interest therein, disclaims beneficial ownership of the reported shares held by the charitable remainder trust.

Under the SEC's rules, a person may be deemed to beneficially own securities in which he or she has no pecuniary interest. The information set forth above shall not be construed as an admission that any such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities disclosed above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our officers and directors, and persons who beneficially own more than 10% of our common stock, file with the SEC certain reports, and to furnish copies thereof to us, with respect to each such person's beneficial ownership and changes in ownership of our equity securities. Due to the complexity of the SEC's reporting rules, our Legal Department undertakes to file such reports on behalf of our directors and executive officers and has instituted procedures to assist them with these obligations. Based on a review of the company's records and other information, we believe that all required reports by our directors and executive officers were filed on a timely basis in fiscal 2012, except that prior to December 7, 2012, Mr. J. Hicks Lanier had failed to include shares of our common stock owned by his wife, substantially all of which had been acquired from family members as gifts prior to 1985.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning our equity compensation plans as of February 2, 2013:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders			
1997 Stock Option Plan	21,100	28.46	—
Employee Stock Purchase Plan[1]	—	—	519,355
Long-Term Stock Incentive Plan	25,000[2]	—	1,107,569
Equity compensation plans not approved by security holders	—	—	—
Total	21,100[3]	28.46[3]	1,645,531

(1) The number of securities to be issued and the weighted average purchase price under our ESPP are not determinable as of any date other than the last day of the applicable quarterly purchase period.

(2) Reflects the number of shares of our common stock that, as of February 2, 2013, were to be granted pursuant to RSUs granted under our LTIP. The RSUs vested on April 30, 2013.

(3) The total number of securities to be issued upon exercise of outstanding options, warrants and rights reflected in the table, and the associated weighted-average exercise price of such outstanding options, warrants and rights, exclude the 25,000 shares of our common stock to be granted pursuant to RSUs granted under our LTIP.

OXFORD INDUSTRIES, INC. EXECUTIVE PERFORMANCE INCENTIVE PLAN

On October 6, 2003, our shareholders approved the Oxford Industries, Inc. Executive Performance Incentive Plan (which we refer to as the "EPIP"). The EPIP is designed so that the bonuses payable under the EPIP qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Service Code. Section 162(m) generally prohibits us from deducting the compensation of certain named executive officers that exceeds $1,000,000 during any year. The limitation does not apply to compensation based on achievement of pre-established performance goals if certain requirements are met. Shareholder approval of the EPIP is required under Internal Revenue Service regulations at least every five years in order to preserve our federal income tax deduction of awards made under the EPIP that qualify as performance-based compensation. The EPIP was previously approved by our shareholders at our 2008 annual meeting.

On March 27, 2013, our Board amended and restated the EPIP, in the form attached to this proxy statement as Appendix A, subject to the approval of our shareholders. The material terms of the EPIP are described below and are materially the same as the plan as approved by our shareholders in 2003 and in 2008.

If our shareholders do not approve the EPIP, certain future payments of annual incentive compensation to our executive officers, including those described as short-term incentive compensation payable to our NEOs under *"Executive Compensation—Compensation Discussion and Analysis,"* may not be fully deductible as a compensation expense under Code Section 162(m), as discussed further below.

Summary of the EPIP

The following summary of the EPIP, as amended and restated by our Board, is qualified in its entirety by the full text of the EPIP. Shareholders are encouraged to read the full text of the EPIP.

The EPIP authorizes the payment of incentive compensation to eligible employees. The EPIP is administered by a committee of our Board consisting solely of two or more outside directors, as defined in the regulations under Section 162(m). The EPIP is currently administered by and, until specified otherwise, will be administered in the future by, our NC&G Committee.

At the beginning of each fiscal year or other plan year specified by the designated committee, the committee selects the participants in the EPIP for that performance period. Participation in the EPIP is limited to our Chief Executive Officer and any other employee of our company or our subsidiaries who, in the opinion of the designated committee, will have compensation for a fiscal year sufficient to result in the employee being listed in the Summary Compensation Table appearing in our proxy statement for the fiscal year, or otherwise qualifies as a key executive of our company or one of our subsidiaries.

No later than 90 days after the beginning of a performance period, the committee will specify in writing the performance goals and annual performance incentive payments that are to apply for that year. Performance incentive payments may vary among participants and from year to year, but the maximum incentive payment to any participant in respect of performance periods (or portions thereof) falling within any 12 consecutive month period is $5,000,000.

Performance goals established by the designated committee may include the achievement of a specified target of, or target growth in, one or more of the following: (1) earnings before interest expense, taxes, depreciation and amortization; (2) earnings before interest expense and taxes; (3) net earnings; (4) net income; (5) operating income; (6) earnings per share; (7) book value per share; (8) return on shareholders' equity; (9) capital expenditures; (10) expenses and expense ratio management; (11) return on investment; (12) improvements in capital structure; (13) profitability of an identifiable business unit or product; (14) maintenance or improvement of profit margins; (15) stock price; (16) market share; (17) revenues or sales; (18) costs; (19) cash flow; (20) working capital; (21) return on assets or net assets; (22) economic value added; (23) gross or net profit before or after taxes; (24) total shareholder return; (25) objectively determinable goals with respect to service or product delivery, service or product quality, inventory management, customer satisfaction, meeting budgets and/or retention of employees; or (26) other individual objectives that are measurable and consistent with Section 162(m). Performance measures may relate to our company as a whole and/or one or more of our subsidiaries, one or more of our divisions or units or any combination of the foregoing, on a consolidated or nonconsolidated basis, and may be applied on an absolute basis or be relative to one or more peer group companies or indices, or any combination thereof, all as the committee determines. In recent years, performance measures under the EPIP have typically been based on profit before taxes and return on net assets measures for our company and/or certain of our operating groups.

Pursuant to the EPIP, at the time of establishing the performance goals for a performance period, the committee may provide, to the extent permitted by Section 162(m), that the goals for that performance period will be determined without regard to (1) a change in accounting standards or principles, (2) a significant acquisition or divestiture, (3) a significant capital transaction, (4) other unusual, nonrecurring items, (5) any other extraordinary items or events, or (6) any objectively determinable adjustments to the goals.

As soon as possible after the end of each performance period, the committee will certify for each participant whether the performance goals for that period have been met. If such goals have been met, the committee may authorize payment of the applicable performance incentive compensation to the participant. The committee has discretion to reduce, but not to increase, the previously established performance incentive compensation if the performance goals have been met.

Performance incentive compensation awards under the EPIP are payable in cash (or as otherwise determined by the committee) as soon as practicable following the close of the performance period, subject to deferral pursuant to the provisions of any applicable deferred compensation plan we maintain. If a participant's employment is terminated for cause, as determined by the committee, during a performance period, he or she will not receive any performance incentive compensation under the EPIP for that performance period. The committee has authority to establish guidelines with respect to payment of any performance incentive compensation under the EPIP in the event of termination of employment for other reasons, including due to death, disability or retirement.

Our Board may amend or terminate the EPIP at any time, but no such amendment or termination will affect the payment of annual performance incentive compensation for a year already ended, and no such amendment may, without the approval of our shareholders, change the material terms of a performance goal or effect any other change that would cause the loss of a tax deduction to our company under Section 162(m) absent shareholder approval.

Federal Income Tax Consequences

A participant will recognize ordinary income, and we will be allowed a tax deduction, at the time annual performance incentive compensation is paid or payable. Section 162(m) provides that no federal income tax deduction is allowed for compensation paid to a covered employee in any taxable year to the extent that such compensation exceeds $1,000,000. This deduction limitation does not apply to compensation that is performance-based compensation within the meaning of the Section 162(m) regulations. The EPIP is intended to preserve the Company's federal income tax deduction for annual performance incentive compensation payments under the EPIP by meeting the requirements for performance-based compensation under Section 162(m).

Benefits to NEOs and Others

It is not possible at this time to determine the benefits or amounts that will be received by participants under the EPIP.

PROPOSALS FOR SHAREHOLDER CONSIDERATION

Proposal No. 1: Election of Directors

Board of Directors

In accordance with our articles of incorporation, our directors are divided into three classes that are as nearly equal in size as possible. Directors in each class are elected to three-year terms, with director classes serving staggered terms. A director holds office until the annual meeting of shareholders held in the year during which the director's term ends and until his or her successor is elected and qualified.

Bylaws Relating to Retirement

Pursuant to our bylaws, an individual becomes ineligible for election or appointment as a director: (1) for any employee director (i.e., someone who concurrently serves as an employee of our company and as a member of our Board), other than an individual who has at any time served as our Chief Executive Officer, following the end of our fiscal year during which such individual reaches the age of 65; and (2) for any other individual, following the end of our fiscal year during which such individual reaches the age of 72.

Director Nominees

Our Board currently consists of three Class I directors (Messrs. J. Reese Lanier, Dennis M. Love and Clyde C. Tuggle), four Class II directors (Messrs. Thomas C. Chubb III, John R. Holder, J. Hicks Lanier and Clarence H. Smith) and three Class III directors (Mr. George C. Guynn, Ms. Helen B. Weeks and Mr. E. Jenner Wood III).

At our 2013 annual shareholders meeting, the terms of our Class III directors will expire.

Our Board, on the recommendation of our NC&G Committee, has nominated each of Mr. Guynn, Ms. Weeks and Mr. Wood for election at our annual meeting, each to serve for a three year term expiring in 2016 and until his or her respective successor is elected and qualified.

In addition, on the recommendation of our NC&G Committee, our Board amended our bylaws in March 2013 to increase the number of members on our Board from 10 to 11 and nominated Mr. Thomas C. Gallagher for election at our annual meeting as a Class III director to fill the newly created vacancy and serve for a three year term expiring in 2016 and until his respective successor is elected and qualified.

The terms of our Class I directors expire in 2014, and the terms of our Class II directors expire in 2015. Each of our Class I and Class II directors is expected to remain in office for the remainder of his or her respective term.

Required Vote

In an uncontested election at an annual meeting of shareholders, our bylaws require that each director be elected by a majority of the votes cast with respect to such director (number of shares voted "for" a director must exceed the number of votes cast "against" that director). In accordance with our bylaws, in order for a shareholder to have nominated a director for consideration at the 2013 annual shareholders meeting, we must have received the nomination not later than the close of business on April 11, 2013, which was the 10th day following our public announcement of the increase in the number of members on our Board. We have not received a shareholder nomination for a director for consideration at the 2013 annual shareholders meeting. Accordingly, the election of directors at the 2013 annual shareholders meeting is an uncontested election.

Under Georgia law, if, in an uncontested election at the annual meeting, a nominee who is already serving as a director is not elected, the director would continue to serve on our Board as a "holdover director." Under our bylaws, any holdover director who fails to be elected by a majority of the votes cast with respect to such director in an uncontested election must offer to tender his or her resignation to our Board. Our Board, in consultation with any of its committees so designated, would then determine whether to accept or reject the resignation, or whether other action should be taken. Under our bylaws, our Board is required to act on the resignation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. Mr. Guynn, Ms. Weeks and Mr. Wood are currently serving on our Board.

If a nominee who was not already serving as a director is not elected at the annual meeting, that nominee would not become a director and would not serve on our Board as a "holdover director." Mr. Gallagher is not currently serving as a director. If Mr. Gallagher fails to be elected by a majority of the votes cast, he would not be elected to our Board and there will be a vacancy on our Board; in that event, our Board may: (1) immediately fill the additional vacancy; (2) allow the vacancy to remain open until a suitable candidate is located and elected to serve on our Board; or (3) amend our bylaws to reduce the number of directors serving on our Board.

Abstentions and broker non-votes will have no effect on the vote for the election of directors. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Each nominee has consented to serve if elected, and our Board has no reason to believe that any nominee will be unable or unwilling to serve if elected. If a nominee becomes unwilling or unable to serve prior to the annual meeting, then at the recommendation of our Board: (1) proxies will be voted for a substitute nominee selected by or at the direction of our Board; (2) the vacancy created by the inability or unwillingness of a nominee to serve will remain open until filled by our Board; or (3) our bylaws may be amended to reduce the number of directors serving on our Board.

Recommendation of our Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF MR. THOMAS C. GALLAGHER, MR. GEORGE C. GUYNN, MS. HELEN B. WEEKS AND MR. E. JENNER WOOD III AS A CLASS III DIRECTOR.

Proposal No. 2: Approval of the Oxford Industries, Inc. Executive Performance Incentive Plan, as Amended and Restated

The EPIP

The EPIP is designed so that bonuses payable under it to our covered employees qualify as "performance-based compensation" under Section 162(m). Shareholder approval of the EPIP is required under IRS regulations at least every five years in order to preserve our federal income tax deduction of awards made under the EPIP that qualify as performance-based compensation.

Approval of the EPIP

Approval of the EPIP requires the affirmative vote of at least a majority of the outstanding shares of our common stock present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Because broker non-votes are counted as present at the annual meeting for quorum purposes but are not counted as entitled to vote on this proposal, they will have no effect on the vote on this proposal. Abstentions will have the same effect as a vote against this proposal.

Recommendation of our Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE OXFORD INDUSTRIES, INC. EXECUTIVE PERFORMANCE INCENTIVE PLAN, AS AMENDED AND RESTATED.

Proposal No. 3: Approval of Selection of Independent Registered Public Accounting Firm

Independent Registered Public Accounting Firm

At the recommendation of our Audit Committee, our Board has selected Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal 2013. Ernst & Young LLP has served as our independent auditors since May 2002. As of the date of this proxy statement, we have engaged Ernst & Young LLP to review our financial statements for the first three quarters of fiscal 2013 but we have not formally engaged an independent registered public accounting firm to audit our financial statements for fiscal 2013.

Our Board considers Ernst & Young LLP to be well qualified and recommends that our shareholders vote to approve their selection. Shareholder approval of the selection of our independent registered public accounting firm is not required by law; however, our Board considers the solicitation of shareholder approval to be in our company's and our shareholders' best interests. A representative of Ernst & Young LLP is expected to attend the annual meeting. The representative will be given the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions from shareholders.

Required Vote

Approval of the selection of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal 2013 requires the affirmative vote of at least a majority of the outstanding shares of our common stock present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as a vote against this proposal. If at the annual meeting our shareholders do not approve the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2013, our Board and Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm for fiscal 2013.

Recommendation of our Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE SELECTION OF ERNST & YOUNG LLP TO SERVE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2013.

Proposal No. 4: Advisory Vote on Executive Compensation

Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are asking shareholders to indicate their support for our named executive officer compensation as described in this proxy statement. This "say-on-pay" proposal gives our shareholders the opportunity to express their views on our executive compensation practices. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

As further described above under "*Executive Compensation—Compensation Discussion and Analysis*," our executive compensation programs are designed to maintain a strong link between pay and performance for compensation paid to our named executive officers; align our named executive officers' interests with those of our shareholders by creating a strong focus on stock ownership; and ensure that we are able to attract and retain talented individuals who can deliver excellent business performance.

Proposed Resolution

We are asking our shareholders to vote on the following resolution at the annual meeting:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

Required Vote

Approval of the say-on-pay resolution requires the affirmative vote of at least a majority of the outstanding shares of our common stock present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Because broker non-votes are counted as present at the annual meeting for quorum purposes but are not counted as entitled to vote on this proposal, they will have no effect on the vote on the resolution approving executive compensation. Abstentions will have the same effect as a vote against this proposal.

The vote on this say-on-pay proposal is advisory, and therefore the results of this proposal are not binding on our company, our NC&G Committee or our Board. The results of this proposal will not overrule any decision made by our Board or NC&G Committee. Our Board and our NC&G Committee value the input of our shareholders and to the extent there is any significant vote against this say-on-pay proposal, we will consider our shareholders' concerns and our NC&G Committee will evaluate whether any actions, in fiscal 2013 or in subsequent years, are necessary to address those concerns.

Recommendation of our Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RESOLUTION APPROVING EXECUTIVE COMPENSATION.

Other Matters

Our Board knows of no other matters that will be brought before the annual meeting, and our bylaws do not allow proposals to be presented at the annual meeting unless they were properly presented to us prior to March 15, 2013. However, if any other question that requires a vote is properly presented at the meeting, the persons named in the enclosed proxy as the proxy holders will vote on such matters as recommended by our Board or, if no recommendation is given, in their discretion to the extent permitted under applicable law.

Approval of any other matter that properly comes before the annual meeting requires the affirmative vote of a majority of the outstanding shares of our common stock present at the annual meeting, in person or by proxy, and entitled to vote on the proposal (except as otherwise provided in our articles of incorporation or bylaws or applicable law for actions that require a greater percentage of votes in favor of a proposal).

ADDITIONAL INFORMATION

Annual Report on Form 10-K

We will provide without charge, at the written request of any shareholder of record as of April 19, 2013, a copy of our Annual Report on Form 10-K for fiscal 2012, including the audited financial statements, as filed with the SEC, excluding exhibits. We will provide copies of the exhibits if they are requested by eligible shareholders. We may impose a reasonable fee for providing the exhibits. Requests for copies of our Annual Report on Form 10-K should be mailed to our company's headquarters at Oxford Industries, Inc., 999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309, Attention: Investor Relations.

Submission of Director Candidates by Shareholders

Pursuant to our bylaws, to be timely, a director nomination by a shareholder must generally be delivered to our Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting; however, if the annual meeting of shareholders is advanced more than 30 days prior to or delayed more than 30 days after the first anniversary of the preceding year's annual meeting, a director nomination submitted by a shareholder to be timely must be delivered not later than the close of business on the later of (1) the 90th day prior to the annual meeting or (2) the 10th day following the date on which public announcement of the date of such annual meeting is first made. Any recommendation received by our Secretary will be promptly forwarded to the chair of our NC&G Committee for consideration. In order for a shareholder to nominate a director candidate for consideration at our 2014 annual shareholders meeting, we must receive notice of such nomination between February 19, 2014 and March 21, 2014 (inclusive), unless the date of our 2014 annual shareholders meeting is advanced more than 30 days prior to or delayed more than 30 days after June 19, 2014. Any such nominations must comply with the other requirements for proper nominations pursuant to our bylaws.

Our bylaws set out the specific requirements that a shareholder must satisfy in order to properly nominate a director candidate. Any shareholder filing a written notice of nomination for director must describe various matters regarding the nominee and the shareholder, including, among other things, such information as name; address; occupation; shares, rights to acquire shares and other derivative securities held; and any relevant understandings or arrangements between the shareholder and affiliated parties, if any. A copy of the requirements for nominating a director candidate is available in print to any shareholder who so requests it. Requests for a copy of these requirements should be mailed to our company's headquarters at Oxford Industries, Inc., 999 Peachtree Street, N.E., Suite 688, Atlanta, GA 30309, Attention: Investor Relations.

In addition to candidates submitted by shareholders, our NC&G Committee will also consider candidates recommended by directors, management, third party search firms and other credible sources. Candidates recommended by any of these sources will be equally evaluated and considered. Our NC&G Committee will compile a complete list of candidates recommended from any viable source and evaluate each candidate. Each candidate will be evaluated in the context of the current composition of our Board, the current needs of our Board and the long-term interests of our shareholders. In making its evaluation of possible director candidates, our NC&G Committee will consider, among other things, issues such as a candidate's independence, expertise, age, diversity, general business knowledge and experience, financial literacy and expertise, availability and commitment. After evaluating each candidate, our NC&G Committee will determine which candidates it will recommend to the full Board.

Shareholder Proposals

Pursuant to our bylaws, in order for a shareholder proposal (other than a director nomination) to be considered at an annual meeting, the proposal must be delivered to our Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting; however, if the annual meeting of shareholders is advanced more than 30 days prior to or delayed more than 30 days after the first anniversary of the preceding year's annual meeting, in order to be timely, a shareholder proposal must be delivered not later than the close of business on the later of (1) the 90th day prior to the annual meeting or (2) the 10th day following the date on which public announcement of the date of such annual meeting is first made. Accordingly, in order for a shareholder proposal (other than a director nomination) to be considered at our 2014 annual shareholders meeting, we must receive the proposal between February 19, 2014 and March 21, 2014 (inclusive), unless the date of our 2014 annual shareholders meeting is advanced more than 30 days prior to or delayed more than 30 days after June 19, 2014.

Our bylaws set out the specific requirements that a shareholder must satisfy in order to properly make a proposal for consideration by our shareholders at an annual meeting. Any shareholder submitting a proposal must describe various matters regarding the shareholder, including, among other things, such information as name; address; occupation; shares, rights to acquire shares and other derivative securities held; and any relevant understandings or arrangements between the shareholder and affiliated parties, if any. A copy of the requirements for submitting a shareholder proposal is available in print to any shareholder who so requests it. Requests for a copy of these requirements should be mailed to our company's headquarters at Oxford Industries, Inc., 999 Peachtree Street, N.E., Suite 688, Atlanta, GA 30309, Attention: Investor Relations.

Our bylaws further contemplate that shareholders who wish to have a proposal included in our proxy statement may be permitted to do so in accordance with Rule 14a-8 under the Exchange Act provided the proposal is otherwise in accordance with such Rule 14a-8. Shareholders who, in accordance with Rule 14a-8, wish to have a proposal included in our proxy materials in connection our 2014 annual meeting of shareholders must submit their proposals so that they are received by our Corporate Secretary at our company's principal executive offices at 999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309 no later than the close of business on January 17, 2014.

Communications to our Board of Directors

Mail can be addressed to our directors in care of the Office of the Secretary at our company's headquarters at Oxford Industries, Inc., 999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309. At the direction of our Board, all mail received will be opened and screened for security purposes. The mail will then be logged in. All mail, other than trivial or obscene items, will be forwarded. Trivial items will be delivered to our directors at the next scheduled meeting of our Board. Mail addressed to a particular director will be forwarded or delivered to that director. Mail addressed to "Outside Directors," "Non-Management Directors" or the "Presiding Independent Director" will be forwarded or delivered to our presiding independent director. Mail addressed to the "Board of Directors" will be forwarded or delivered to our Chairman.

Proxy Solicitation

We will bear the cost of solicitation of proxies by our Board in connection with the annual meeting. We will reimburse brokers, fiduciaries and custodians for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of our common stock held in their names. Our employees may solicit proxies by mail, telephone, facsimile, electronic mail and personal interview. We have also engaged Phoenix Advisory Partners to act as our proxy solicitor and have agreed to pay it $7,500 for the year, plus reasonable out-of-pocket expenses, for such services, among other services that will be provided to us in the ordinary course of business.

By Order of the Board of Directors



Thomas E. Campbell
Senior Vice President—Law and Administration,
General Counsel and Secretary

Our Fiscal 2012 Annual Report to Shareholders, which includes audited financial statements, accompanies this proxy statement. The annual report does not form any part of the material for the solicitation of proxies.

(This page has been left blank intentionally.)

APPENDIX A

OXFORD INDUSTRIES, INC.
EXECUTIVE PERFORMANCE INCENTIVE PLAN
(as amended and restated, effective March 27, 2013)

Section 1

Purpose

The purpose of the Oxford Industries, Inc. Executive Performance Incentive Plan is as follows: (i) to attract and retain qualified executives by providing performance-based compensation as an incentive for their efforts to achieve Oxford Industries, Inc.'s financial and strategic objectives; and (ii) to generally qualify compensation paid under the Plan as "performance-based compensation" within the meaning of Code Section 162(m), in order to preserve the Company's tax deduction for compensation paid under the Plan to Eligible Employees.

Section 2

Definitions

The following words and phrases as used in this Plan shall have the meanings set forth in this Section unless a different meaning is clearly required by the context.

2.1 "Board" means the Board of Directors of the Company.

2.2 "Code" means the Internal Revenue Code of 1986, as amended.

2.3 "Committee" means the committee appointed by the Board to administer the Plan pursuant to Section 8.2.

2.4 "Company" means Oxford Industries, Inc.

2.5 "Eligible Employee" means the Chief Executive Officer of the Company and any other employee of the Company (or of any Subsidiary) who, in the opinion of the Committee, (i) will have compensation for the applicable fiscal year sufficient to result in the employee being listed in the Summary Compensation Table appearing in the Company's proxy statement distributed to shareholders following such fiscal year, as required by Item 402(a)(3) of Regulation S-K under the Securities Act of 1933, as amended; or (ii) otherwise qualifies as a key executive of the Company or a Subsidiary.

2.6 "Maximum Performance Award" means an amount not greater than $5 million with respect to the award of all bonuses to a Participant under the Plan with respect to performance periods (or portions thereof) falling within any twelve (12) consecutive month period.

2.7 "Outside Directors" means members of the Board who qualify as outside directors, as that term is defined in Code Section 162(m) and the regulations proposed or adopted thereunder.

2.8 "Participant" means an Eligible Employee designated by the Committee under Section 3 to participate in the Plan.

2.9 "Performance Award" means the bonus awarded to a Participant under the terms of the Plan.

2.10 "Performance Measures" means the specified objectives and measurements established by the Committee which, if satisfied, will result in a Performance Award.

2.11 "Plan" means this Oxford Industries, Inc. Executive Performance Incentive Plan, as amended from time to time.

2.12 "Plan Year," with respect to any Performance Award to a Participant or with respect to any Performance Measure, means the Company's applicable fiscal year or such other period designated by the Committee.

2.13 "Subsidiary" means any corporation, joint venture or partnership in which the Company owns directly or indirectly (i) with respect to a corporation, stock possessing at least fifty percent (50%) of the total combined voting power of all classes of stock in the corporation, or (ii) in the case of a joint venture or partnership, a fifty percent (50%) or more interest in the capital or profits of such joint venture or partnership.

Section 3

Participation

Following the commencement of each Plan Year, the Committee shall specify by name or position the Participants. The Committee shall retain discretion to name as a Participant an employee hired or promoted after the commencement of the Plan Year.

Section 4

Establishment of Performance Measures and Performance Awards

4.1 Time of Establishment. No later than ninety (90) days after the commencement of the Plan Year, the Committee shall specify in writing the Performance Measures and Performance Awards which are to apply for that Plan Year, subject to the provisions of Sections 4.2 and 4.3.

4.2 Performance Awards. Performance Awards may vary among Participants and from Plan Year to Plan Year; however, Performance Awards to a Participant with respect to the performance periods (or portions thereof) falling within any twelve (12) consecutive month period shall in no event exceed the Maximum Performance Award. Performance Awards may be established as a percentage or multiple of base salary, or as a percentage or multiple of an established target bonus.

4.3 Performance Measures. Performance Measures may include the achievement of a specified target of, or target growth in, one or more of the following: (i) earnings before interest expense, taxes, depreciation and amortization ("EBITDA"); (ii) earnings before interest expense and taxes ("EBIT"); (iii) net earnings; (iv) net income; (v) operating income; (vi) earnings per share; (vii) book value per share; (viii) return on shareholders' equity; (ix) capital expenditures; (x) expenses and expense ratio management; (xi) return on investment; (xii) improvements in capital structure; (xiii) profitability of an identifiable business unit or product; (xiv) maintenance or improvement of profit margins; (xv) stock price; (xvi) market share; (xvii) revenues or sales; (xviii) costs; (xix) cash flow; (xx) working capital; (xxi) return on (net) assets; (xxii) economic value added; (xxiii) gross or net profit before or after taxes; (xxiv) total shareholder return; (xxv) objectively determinable goals with respect to service or product delivery, service or product quality, inventory management, customer satisfaction, meeting budgets and/or retention of employees; or (xxvi) other individual objectives that are measurable and consistent with Code Section 162(m).

Performance Measures may relate to the Company and/or one or more of its subsidiaries, one or more of its divisions or units or any combination of the foregoing, on a consolidated or nonconsolidated basis, and may be applied on an absolute basis or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee determines. These factors will not be altered or replaced by any other criteria without ratification by the shareholders of the Company if failure to obtain such approval would result in jeopardizing the tax deductibility of Performance Awards to Participants.

Section 5

Determination of Amount of Performance Awards

5.1 Committee Certification Regarding Performance Measures. As soon as possible following the end of each Plan Year, the Committee shall certify for each Participant whether the Performance Measures for that Plan Year have been met. If such Performance Measures have been met, the Committee will award such Participant the Performance Award established under Section 4 hereof, subject to the discretion reserved in Section 5.3 to reduce such awards, but with no discretion to increase the Performance Award.

5.2 Maximum Award. Performance Awards to a Participant with respect to the performance periods (or portions thereof) falling within any twelve (12) consecutive month period shall in no event exceed the Maximum Performance Award.

5.3 Reduction of Award Amount. The Committee in its sole discretion may award to a Participant less than the Performance Award regardless of the fact that the Performance Measures for the Plan Year have been met.

5.4 Adjustments. The Committee may provide, to the extent permitted by Code Section 162(m) and at the time of establishing the Performance Measures for a Plan Year, that the Performance Measures for the Plan Year will be determined without regard to (i) a change in accounting standards or principles, (ii) a significant acquisition or divestiture, (iii) a significant capital transaction, (iv) other unusual, nonrecurring items, (v) any other extraordinary items or events, or (vi) any objectively determinable adjustments to the Performance Measures.

Section 6

Payment of Awards

Performance Awards for a given Plan Year shall be paid in cash (or as otherwise determined by the Committee) as soon as practicable following the close of that Plan Year. However, such payment may be subject to deferral pursuant to the provisions of any applicable deferred compensation plan maintained by the Company or a Subsidiary.

Section 7

Termination of Employment

If a Participant's employment with the Company (and its Subsidiaries, if applicable) terminates prior to the end of a Plan Year for cause, as determined by the Committee, such Participant shall not receive any Performance Award for such Plan Year. The Committee shall have authority to establish policies or guidelines with respect to what, if any, portion of a Performance Award may be payable to a Participant whose employment with the Company (and its Subsidiaries, if applicable) terminates prior to the end of a Plan Year for any other reason, including for reasons of death, disability or retirement (as determined by the Committee).

Section 8

Plan Administration

8.1 Administration by Committee. The Plan shall be administered by the Committee, which shall have the authority in its sole discretion, subject to the provisions of the Plan, to administer the Plan and to exercise all the powers either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan.

8.2 Appointment of Committee. The Board shall appoint the Committee from among its members to serve at the pleasure of the Board. The Board from time to time may remove members from, or add members to, the Committee and shall fill all vacancies thereon. The Committee shall at all times consist solely of two or more Outside Directors.

8.3 Interpretation of Plan Provisions. The Committee shall have complete discretion to construe and interpret the Plan and may adopt rules and regulations governing administration of the Plan. The Committee may consult with the management of the Company but shall retain responsibility for administration of the Plan. The Committee's decisions, actions and interpretations regarding the Plan shall be final and binding upon all Participants.

8.4 Participation Limited to this Plan. A Participant in this Plan with respect to a Plan Year shall not be entitled to participate in the Company's Performance Bonus Program for such Plan Year, notwithstanding any provision of such Performance Bonus Program to the contrary.

Section 9

Compliance with Code Section 162(m)

The Company intends that Performance Awards under this Plan satisfy the applicable requirements of Code Section 162(m) so that such Code section does not deny the Company a tax deduction for such Performance Awards. It is intended that the Plan shall be operated and interpreted such that Performance Awards remain tax deductible by the Company.

Section 10

Nonassignability

No Performance Award granted to a Participant under the Plan shall be assignable or transferable, except by will or by the laws of descent and distribution.

Section 11

Effective Date and Term of Plan

The Plan, as amended and restated, shall be effective as of March 27, 2013, subject to approval by the shareholders of the Company. The Plan shall continue from year to year until terminated by the Board.

Section 12

Amendment of the Plan

The Board may amend, modify or terminate the Plan at any time and from time to time. Notwithstanding the foregoing, no such amendment, modification or termination shall affect the payment of a Performance Award for a Plan Year already ended. In addition, any amendment or modification of the Plan shall be subject to shareholder approval if necessary for purposes of qualifying compensation paid under the Plan as "performance-based compensation" under Code Section 162(m).

Section 13

General Provisions

13.1 Unfunded Plan. The Plan shall be an unfunded incentive compensation arrangement for a select group of key management employees of the Company and its participating Subsidiaries. Nothing contained in the Plan, and no action taken pursuant to the Plan, shall create or be construed to create a trust of any kind. A Participant's right to receive a Performance Award shall be no greater than the right of an unsecured general creditor of the Company. All Performance Awards shall be paid from the general funds of the Company, and no segregation of assets shall be made to ensure payment of Performance Awards.

13.2 Governing Law. The Plan shall be interpreted, construed and administered in accordance with the laws of the State of Georgia, without giving effect to principles of conflicts of law.

13.3 Section Headings. The section headings contained in the Plan are for purposes of convenience only and are not intended to define or limit the contents of the Plan's sections.

13.4 Other Awards. Nothing contained in the Plan shall be deemed or construed to limit the right or discretion of the Board, the Committee or the Company or a Subsidiary to award or grant to any Participant a discretionary bonus or other award outside the scope of the Plan.

13.5 Effect on Employment. Nothing contained in the Plan shall affect or be construed as affecting the terms of employment of any Eligible Employee except as expressly provided in the Plan. Nothing in the Plan shall affect or be construed as affecting the right of the Company or a Subsidiary to terminate the employment of an Eligible Employee at any time for any reason, with or without cause.

13.6 Successors. All obligations of the Company with respect to Performance Awards granted under the Plan shall be binding upon any successor to the Company, whether such successor is the result of an acquisition of stock or assets of the Company, a merger, a consolidation or otherwise.

13.7 Withholding of Taxes. The Company shall deduct from each Performance Award the amount of any taxes required to be withheld by any governmental authority.

OXFORD

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in his example. Please do not write outside the designated areas.



nnual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2, 3 and 4.



1. Proposal to elect the nominees listed below. If a nominee becomes unwilling or unable to serve, the Proxy will be voted for a substitute nominee or will not be voted, as recommended by the Board of Directors.

	For	Against	Abstain
01 - Thomas C. Gallagher	☐	☐	☐
02 - George C. Guynn	☐	☐	☐
03 - Helen B. Weeks	☐	☐	☐
04 - E. Jenner Wood III	☐	☐	☐

	For	Against	Abstain
2. Proposal to approve the Oxford Industries, Inc. Executive Performance Incentive Plan, as amended and restated.	☐	☐	☐
3. Proposal to approve the selection of Ernst & Young LLP to serve as the Company's independent registered public accounting firm for fiscal 2013.	☐	☐	☐
4. Proposal to approve on an advisory (non-binding) basis a resolution approving the compensation of the Company's named executive officers.	☐	☐	☐

5. The proxies are authorized to vote in their discretion upon all such other matters as may properly come before the annual meeting, as recommended by the Board of Directors.

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please date this proxy and sign exactly as your name or names appear. If shares are jointly owned, both owners should sign. If signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If signing as a corporation, please sign in full corporate name by President or other authorized officer. If signing as a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1UPX OXM1



01NOFA

161317_Company_Blanks_Proxy_FULL_PAK/000018/000018/i

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

OXFORD

Proxy — Oxford Industries, Inc.

ANNUAL MEETING OF SHAREHOLDERS, JUNE 19, 2013

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The executing shareholder(s) appoints J. HICKS LANIER, THOMAS C. CHUBB III and THOMAS E. CAMPBELL, and each of them, proxies, with full power of substitution, for and in the name of the executing shareholder(s), to vote all shares of the common stock of Oxford Industries, Inc. that the executing shareholder(s) would be entitled to vote if personally present at the Annual Meeting of Shareholders to be held on Wednesday, June 19, 2013, at 3:00 p.m., local time, at the Fifth Floor Conference Center located at 999 Peachtree Street, N.E., Atlanta, Georgia 30309, and at any adjournment or postponement thereof, upon the matters described in the accompanying Notice of Annual Meeting and Proxy Statement, receipt of which is acknowledged, and upon any other business that may properly come before the meeting or any adjournment or postponement thereof. Said persons are directed to vote as indicated on the reverse side, and otherwise in their discretion, as recommended by the Board of Directors, upon any other business.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" EACH OF THE DIRECTOR NOMINEES NAMED IN PROPOSAL 1, "FOR" PROPOSALS 2, 3 AND 4, AND IN THE DISCRETION OF THE PROXIES, AS RECOMMENDED BY THE BOARD OF DIRECTORS, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING TO THE EXTENT PERMITTED UNDER APPLICABLE LAW.

Please sign and date on the reverse side and return this proxy immediately in the enclosed envelope, whether or not you plan to attend the annual meeting.